

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

82-34642

3 November 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.20549
U.S.A.

SUPPL

RECEIVED
2006 NOV -7 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: **Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. ~~82-5242~~)**

Dear Sirs,

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of the following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

	Date	Nature of Documents
1.	3 May 2006	Announcement – Placing of Existing Shares by the Controlling Shareholder
2.	16 May 2006	Announcement – Postponement of the Annual General Meeting and Change of Book Close Date
3.	18 May 2006	Circular – Further Delay in Despatch of Circular
4.	30 May 2006	Announcement – Notice of Annual General Meeting
5.	30 May 2006	Circular – Proposals for Re-election of Retiring Directors, General Mandates to Issue and Repurchase Shares, Amendments of the Articles of Association of the Company, and Notice of Annual General Meeting
6.	1 June 2006	Announcement – Major Transaction-Supplemental Agreement in relation to the disposal of Beijing Wangfujing Department Store (Group) Company Limited
7.	9 June 2006	Circular –Major Transaction in relation to the disposal of Beijing Wangfujing Department Store (Group) Company Limited
8.	27 June 2006	Announcement – Board Changes

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Hong Kong Office Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, No. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港灣仔港灣道18號中環廣場43樓4301室 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

9. 28 June 2006	Announcement – Connected Transactions in relation to Disposal of 36.78% Equity Interest in Beijing Enterprises Ever Source Limited and Acquisition of 49% Equity Interest in Beijing Ever Source Hot Pumps Co., Ltd
10. 29 June 2006	Announcement – Results of the Extraordinary General Meeting
11. 30 June 2006	Overseas Regulatory Announcement – Proposed Share Reform Plan of an Indirect Non-wholly Owned Subsidiary-Beijing Wangfujing Department Store (Group) Company Limited
12. 6 July 2006	Announcement – Proposed Share Reform Plan of a Subsidiary-Beijing Wangfujing Department Store (Group) Company Limited
13. 13 July 2006	Announcement – Discloseable Transaction Share Reform Plan of a Subsidiary - Beijing Wangfujing Department Store (Group) Company Limited
14. 3 August 2006	Circular – Discloseable Transaction Share Reform Plan of a Subsidiary-Beijing Wangfujing Department Store (Group) Company Limited
15. 13 September 2006	Announcement – Summarised Interim Results for the six months ended 30 June 2006
16. September 2006	Interim Report 2006
17. 19 October 2006	Announcement – Connected Transaction in relation to subcontracting agreement

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852)2105 6330.

Very truly yours,



Thomas Tsang



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PLACING OF EXISTING SHARES BY THE CONTROLLING SHAREHOLDER

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

The Company has been informed by BEIL, the controlling shareholder of the Company, that an agreement has been reached with the Placing Agent pursuant to which the Placing Agent will place, subject to conditions, 50,000,000 existing Shares of the Company to independent investors at a placing price of HK$16.53 per Share. The Placing Shares represent approximately 8.03% of the existing issued share capital of the Company.

Investors should take caution when dealing in the Shares of the Company.

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

The Company has been informed by Beijing Enterprises Investments Limited ("**BEIL**"), the controlling shareholder of the Company, that BEIL has reached an agreement with UBS AG (the "Placing Agent") today to place 50,000,000 existing shares (the "Placing Shares") of HK$0.10 each (each a "Share") in the Company to placees procured by the Placing Agent at a price of HK$16.53 per Share. The existence and the terms of the placing described above only came to the notice of the directors of the Company today.

The Placing Shares are to be placed to not less than 6 placees (which may be independent individuals, corporate and/or institutional investors) who are not connected persons of the Company (as defined in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited). The Company does not expect any placee to become a substantial shareholder as a result of the placing.

The placing price represents a discount of approximately 5% from the closing price of HK$17.40 per share as quoted on The Stock Exchange of Hong Kong Limited on 3 May 2006. The Placing Shares represent approximately 8.03% of the issued share capital of the Company. The placing is expected to be completed on or before 9 May 2006. Upon completion of the placing, BEIL's interest in the Company will be reduced from 374,000,000 Shares (approximately 60.08%) to 324,000,000 Shares (approximately 52.05%).

Investors should take caution when dealing in the Shares of the Company.

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 3 May 2006

Please also refer to the published version of this announcement in The Standard.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

POSTPONEMENT OF THE ANNUAL GENERAL MEETING AND CHANGE OF BOOK CLOSE DATE

The forthcoming annual general meeting (the "AGM") of Beijing Enterprises Holdings Limited (the "Company") will be postponed to Tuesday, 27 June 2006 and the Register of Members of the Company will be closed from Thursday, 22 June 2006 to Tuesday, 27 June 2006. In order to be eligible to qualify for entitlement to the proposed final dividend and for attending the AGM, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, not later than 4:30 p.m. on Wednesday, 21 June 2006.

Reference is made to the results announcement (the "Announcement") dated 11 April 2006 issued by the Company in which it was stated that the AGM would be held on Tuesday, 20 June 2006 and that the Register of Members of the Company will be closed from 15 June 2006 to 20 June 2006. The board of directors (the "Board") of the Company would like to postpone the date of the AGM to Tuesday, 27 June 2006 and to reflect the consequential amendments to the Announcement as a result of such change as follows:

1. as regards the paragraph under "DIVIDENDS", the reference to final dividend being recommended to be paid to shareholders on the Register of Members of the Company will be "Tuesday, 27 June 2006" instead of "Tuesday, 20 June 2006".

2. as regards the paragraph under "CLOSURE OF REGISTER OF MEMBERS", the Register of Members of the Company will be closed "from Thursday, 22 June 2006 to Tuesday, 27 June 2006 (both days inclusive) " instead of "from Thursday, 15 June 2006 to Tuesday, 20 June 2006 (both days inclusive)"; the forthcoming AGM of the Company will be held on "Tuesday, 27 June 2006" instead of "Tuesday, 20 June 2006"; and all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, for registration "not later than 4:30 p.m. on Wednesday, 21 June 2006" instead of "not later than 4:30 p.m. on Wednesday, 14 June 2006".

A Notice of AGM will be sent to all shareholders and will be published on the websites of the Company and the Stock Exchange in due course.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 16 May 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

FURTHER DELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcements of the Company dated 31 March 2006 and 24 April 2006. The Company announces that there will be a further delay in despatch of the Circular to the Shareholders as the preparation of the property valuation report in respect of Wangfujing for inclusion in the Circular is still in process. The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements pursuant to Rule 14.38 of the Listing Rules for an extension of time for despatch of the Circular to the Shareholders to on or before 9 June 2006.

Reference is made to the announcements of Beijing Enterprises Holdings Limited (the "Company") dated 31 March 2006 and 24 April 2006 (the "Announcements") regarding a major transaction involving the disposal of the Company's entire indirect equity interest in Beijing Wangfujing Department Store (Group) Company Limited and the delay in despatch of the Circular respectively. Terms used herein shall have the same meanings as defined in the Announcements unless the context otherwise requires.

As announced by the Company in the announcement dated 24 April 2006, the Stock Exchange has granted a waiver from strict compliance with Rule 14.38 of the Listing Rules to delay the time for despatch of the Circular to on or before 22 May 2006. However, in light of the substantial amount of properties owned by Wangfujing in different geographical locations of the PRC, the Company and the valuer of the Company are still in the process of compiling all necessary information for preparation of the property valuation report. Accordingly, additional

time is required for the Company to finalise the Circular. The Company has applied to the Stock Exchange from strict compliance with the requirements pursuant to Rule 14.38 of the Listing Rules and to extend the time for despatch of the Circular to the Shareholders to on or before 9 June 2006.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 18 May 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 June 2006 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2005;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or

agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution." and

8. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as a special resolution:

"**THAT** the Current Articles of Association of the Company be and are hereby amended in the following manner:–

(i) by deleting the word "Special" in the first line in the Article 103(A)(vii) of the Current Articles of Association and substituting therefor the word "Ordinary"; and

(ii) by deleting the word "Special" in the first line in the Article 111 of the Current Articles of Association and substituting therefor the word "Ordinary"."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 30 May 2006

Notes:

1. The Register of Members will be closed from Thursday, 22 June 2006 to Tuesday, 27 June 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2005 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 21 June 2006.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 8 as set out in this notice will be despatched to the shareholders.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng; the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A,. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Beijing Enterprises Holdings Limited to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 June 2006 at 2:30 p.m. is set out on pages 18 to 21 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

30 May 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	an annual general meeting of the Company to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 June 2006 at 2:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 18 to 21 of this circular, or any adjournment thereof;
"Board"	the board of Directors;
"Buyback Mandate"	as defined in paragraph 2(a) of the Letter from the Board;
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the main board of the Stock Exchange;
"Current Articles of Association"	the current Articles of Association of the Company including amendments up to 18 June 2004;
"Director(s)"	the director(s) of the Company;
"Group"	The Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Issuance Mandate"	as defined in paragraph 2(b) of the Letter from the Board;
"Latest Practicable Date"	26 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shares"	ordinary share(s) of HK$0.10 each in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

Executive Directors:
Yi Xi Qun *(Chairman)*
Zhang Hong Hai *(Vice Chairman and CEO)*
Li Fu Cheng *(Vice Chairman)*
Bai Jin Rong *(Vice Chairman)*
Guo Ying Ming
Liu Kai *(Vice President)*
Zheng Wan He
Guo Pu Jin
Zhou Si
E Meng *(Vice President)*

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose
Lee Tung Hai, Leo
Wang Xian Zhang
Wu Jiesi
Robert A. Theleen

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai

30 May 2006

To the shareholders

Dear Sir/Madam,

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY
AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the Annual General Meeting for (i) the granting of the Buyback Mandate to the Directors; (ii) the granting of the Issuance Mandate to the Directors; (iii) the extension of the Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Buyback Mandate; and (iv) the amendments to the Current Articles of Association.

2. BUYBACK AND ISSUANCE MANDATES

At the annual general meeting of the Company held on 17 June 2005, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares of the Company and to issue new shares of the Company respectively. Such mandates will lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will be proposed at the Annual General Meeting to approve the granting of new general mandates to the Directors:

(a) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution (the "Buyback Mandate");

(b) to allot, issue or deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution (the "Issuance Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Buyback Mandate.

The Buyback Mandate and the Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the Annual General Meeting or any earlier date as referred to in ordinary resolutions nos. 5 and 6 set out in the notice of the Annual General Meeting. With reference to the Buyback Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Buyback Mandate. The explanatory statement as required by the Listing Rules in connection with the Buyback Mandate is set out in the Appendix I to this circular.

3. AMENDMENTS TO THE CURRENT ARTICLES OF ASSOCIATION

The Listing Rules have been amended such that, among other things, a listed issuer in general meeting shall have power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his/her period of office. The amendment came into effect on 1 March 2006. Accordingly, the Directors propose to amend the Current Articles of Association to reflect the change required by the Listing Rules as follows:–

(i) by deleting the word "Special" in the first line in the Article 103(A)(vii) of the Current Articles of Association and substituting therefor the word "Ordinary"; and

(ii) by deleting the word "Special" in the first line in the Article 111 of the Current Articles of Association and substituting therefor the word "Ordinary".

4. ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of the Annual General Meeting is set out on pages 18 to 21 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the granting of the Buyback Mandate, the Issuance Mandate and the extension of the Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Buyback Mandate and the amendments to the Current Articles of Association.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's Share Registrar, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the granting of the Buyback Mandate and the granting/extension of the Issuance Mandate and the proposed amendments to the Current Articles of Association are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Buyback Mandate), Appendix II (Procedure by which the Shareholders may demand a poll at a general meeting pursuant to the Current Articles of Association) and Appendix III (Details of Directors proposed to be re-elected at the Annual General Meeting) to this circular.

Yours faithfully,
By Order of the Board
Yi Xi Qun
Chairman

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Buyback Mandate would be beneficial to the Company and the Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to the Shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per Share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 622,500,000 Shares.

Subject to the passing of the ordinary resolution no. 5, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 62,250,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association, the Current Articles of Association and the Companies Ordinance.

The Company is empowered by its memorandum of association, the Current Articles of Association and the Companies Ordinance to purchase the Shares. The Companies Ordinance provides that the amount of capital paid in connection with a share repurchase by a company may only be paid out of either the capital paid up on the relevant shares, or the funds of the company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the company that would otherwise be available for dividend or distribution or out of the share premium account of the company before the shares are repurchased.

4. IMPACT OF REPURCHASES

There might be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2005) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all the Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Beijing Holdings Limited, the Company's controlling Shareholder, was interested in 324,000,000 Shares, representing approximately 52.05% of the total issued share capital of the Company. On the basis that no Shares are issued or repurchased prior to the date of the Annual General Meeting, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the Annual General Meeting, the interests of Beijing Holdings Limited in the issued Shares would be increased to approximately 57.83% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Buyback Mandate.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) presently intends to sell any Shares to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Buyback Mandate in accordance with the Listing Rules and the Companies Ordinance.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2005		
May	10.30	9.75
June	10.90	9.85
July	10.90	10.25
August	11.50	10.30
September	14.90	10.60
October	14.10	11.50
November	13.65	11.70
December	13.40	12.70
2006		
January	14.70	13.10
February	16.40	13.10
March	15.40	14.30
April	17.80	14.55

8. REPURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the Annual General Meeting) pursuant to the Current Articles of Association.

According to Article 75 of the Current Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to the Listing Rules, the details of the Directors who will retire at the Annual General Meeting according to the Current Articles of Association and will be proposed to be re-elected at the Annual General Meeting are provided below.

(1) Mr. BAI Jin Rong, an executive Director

Experience

Mr. Bai Jin Rong, aged 55, is a Vice Chairman of the Company. He is also the Vice Board Chairman and General Manager of Beijing Enterprises Group Holdings Company Limited and Chairman of Beijing Gas Group Co., Ltd. Mr. Bai graduated from Beijing Normal University in 1985 and had worked as the Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group, the Deputy Director of the Beijing Economic Structure Reforms Committee, the Executive Director and Executive Vice President of the Company, the Deputy Director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has many years of experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

Length of service

Mr Bai does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Bai does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Bai was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Bai is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Bai does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(2) Mr. GUO Ying Ming, an executive Director

Experience

Mr. Guo Ying Ming, aged 62, is an Executive Director of the Company. He graduated from the Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as General Manager, Vice Chairman and Chairman of Beijing Holdings Limited. Prior to that, from 1985 to 1988, he held the posts of Chairman and General Manager of China Resource Products (U.S.A.) Limited, the strategic investment company of the Beijing Municipal Government in the USA. He has extensive experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the Vice Chairman and President of the Company. Mr. Guo rejoined the Group in December 2002.

Length of service

Mr. Guo does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Guo does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Guo was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Guo is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Guo does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(3) Mr. GUO Pu Jin, an executive Director

Experience

Mr. Guo Pu Jin, aged 52, is an Executive Director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was previously the Chief Executive Officer of Da Xing District of Beijing and is currently the Chairman of Beijing Capital Expressway Development Company Limited. Mr. Guo has many years of experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

Length of service

Mr. Guo does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Guo does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Guo was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Guo is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Guo does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(4) Mr. ZHOU Si, an executive Director

Experience

Mr. Zhou Si, aged 49, is an Executive Director of the Company. He is also the Deputy General Manager of Beijing Enterprises Group Holdings Company Limited. Mr. Zhou graduated from Beijing Normal University in 1978 and finished a post-graduate course at Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. Since 2003, he has been the Managing Director of Beijing Gas Group Co., Ltd. He has extensive experience in economics, finance and enterprise management. Mr. Zhou joined the Group in June 2005.

Length of service

Mr. Zhou does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Zhou does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Zhou was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Zhou is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Zhou does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(5) Mr. E Meng, an executive Director

Experience

Mr. E Meng, aged 47, is an Executive Director and a Vice President of the Company. Mr. E graduated from China Science and Technology University with a master degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has extensive experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Length of service

Mr. E has entered into a service contract in relation to his directorship with the Company for a period of 3 years commencing 17 June 2005.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. E does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. E was holding 2,800,000 shares options to subscribe for the ordinary shares of Beijing Development (Hong Kong) Limited, an indirectly held subsidiary of the Company.

Director's emoluments

Mr. E is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$107,800 per month.

Others

Mr. E does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(6) Dr. LEE Tung Hai, Leo, an independent non-executive Director

Experience

Dr. Lee Tung Hai, Leo, *GBS, LLD, JP,* aged 84, is the Chairman of Tung Tai Group of Companies and an independent non-executive director or a non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Dr Lee has been honoured with awards by different governments, including Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d Honneur of France, Commandeur de I Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has extensive experience in business management. Dr. Lee joined the Group in April 1997.

Length of service

Dr. Lee does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Dr. Lee does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Dr. Lee was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Dr. Lee is entitled to receive an annual fee of HK$120,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Dr. Lee does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(7) Mr. WANG Xian Zhang, an independent non-executive Director

Experience

Mr. Wang Xian Zhang, aged 64, graduated from the Northeast Finance & Economics University, China in 1965. He has been involved in the insurance industry since 1970, and was Chairman of the Board and President of China Life Insurance Company Limited, Vice Chairman and Vice President of The People s Insurance Company of China, Vice Chairman and President of China Insurance H.K. (Holdings) Company Limited, Chairman of The Ming An Insurance Company (Hong Kong), Limited, Chairman of China Reinsurance Company (Hong Kong) Limited, a Director of several financial institutions such as Bank of China, CITIC Ka Wah Bank Limited, Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang is now President of the Insurance Association of China and Vice President of the Insurance Institute of China. Mr. Wang joined the Group in April 1997.

Length of service

Mr. Wang does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Wang does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Wang was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Wang is entitled to receive an annual fee of HK$120,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Wang does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 June 2006 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2005;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution." and

8. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as a special resolution:

"**THAT** the Current Articles of Association of the Company be and are hereby amended in the following manner: –

(i) by deleting the word "Special" in the first line in the Article 103(A)(vii) of the Current Articles of Association and substituting therefor the word "Ordinary"; and

(ii) by deleting the word "Special" in the first line in the Article 111 of the Current Articles of Association and substituting therefor the word "Ordinary"."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 30 May 2006

Notes:

1. The Register of Members will be closed from Thursday, 22 June 2006 to Tuesday, 27 June 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2005 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 21 June 2006.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 8 as set out in this notice will be despatched to the shareholders.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng; the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A,. Theleen.

附註：

1. 本公司將由二零零六年六月二十二日(星期四)至二零零六年六月二十七日(星期二)(首尾兩天包括在內)暫停辦理本公司股份過戶登記手續。為確定合資格獲派發建議之截至二零零五年十二月三十一日止年度末期股息及出席股東週年大會，所有過戶文件連同有關之股票及過戶表格，務須於二零零六年六月二十一日(星期三)下午四時三十分前送達本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，辦理股份過戶登記手續。

2. 凡有資格出席上述大會並於會上投票之股東，均有權委派一位或以上代表出席，並於票選時代其投票。受委代表毋須為本公司股東。惟若委派超過一名受委代表，則委任書上須列明每位受委代表所代表股份數目及類別。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或該等授權書或授權文件經由公證人簽署證明之副本，最遲須於大會指定舉行時間48小時前一併交回香港皇后大道東28號金鐘匯中心26樓本公司之股份過戶登記處登捷時有限公司，方為有效。

4. 本公司將向股東寄發詳列有關本通告內第3項及第5項至第8項決議案的資料。

於本通函日期，本公司執行董事為衣錫群先生、張虹海先生、李福成先生、白金榮先生、郭迎明先生、劉凱先生、鄭萬河先生、郭普金先生、周思先生及鄂萌先生。獨立非執行董事則為劉漢銓先生、李東海博士、王憲章先生、武捷思先生及白德能先生。

(ii) 本決議案授出之權力經由股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；

7. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**擴大根據上文第6項決議案授予本公司董事會之一般性權力，於當時可行使本公司之權力，以配發股份及訂立或授予或需行使該項權力之售股建議、協議及購股權，所擴大數額包括自根據本公司董事會行使本公司權力以購回該等股份而授出之一般性權力（見上文第5項決議案所述）以來，本公司所購回之本公司股本中股份面值總額；惟該數額須不超過本公司於本決議案通過日期已發行股本面值總額之10%。」及

8. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**以下列方式修訂本公司之現行章程細則：－

(i) 刪除現行章程細則第103(A)(vii)條第一行「特別」一詞，並以「普通」一詞代替之；及

(ii) 刪除現行章程細則第111條第一行「特別」一詞，並以「普通」一詞代替之。」

承董事會命
公司秘書
譚振輝

香港，二零零六年五月三十日

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；

6. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「動議

(a) 無條件授予董事會一般性權力，於有關期間（定義見下文）行使本公司之一切權力，以發行、配發及處理本公司之額外股份、並訂立或授予或需在有關期間（定義見下文）內或結束後配發、發行或處理股份之售股建議、協議及購股權；惟除根據(i)配售新股（指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議（惟董事會可按適用於本公司之任何地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，就零碎股份作出認為必須或權宜之豁免或其他安排））或(ii)當時所採納之任何購股權計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購本公司股份之權利或(iii)依照本公司細則實行之任何以股代息計劃或類似安排，以配發股份代替本公司股份之全部或部份股息外，所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額，須不超過於本決議案通過日期本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(b) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

(i) 本公司下屆股東週年大會結束時；



BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(網站：www.behl.com.hk)

(股份代號：392)

茲通告北京控股有限公司(「本公司」)謹訂於二零零六年六月二十七日(星期二)下午二時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳召開本公司股東週年大會以討論下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之經審核綜合財務報表及董事會報告及核數師報告；

2. 宣派末期股息；

3. 選舉董事，並授權董事會釐定董事之酬金；

4. 委任核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

 「**動議**

 (a) 無條件授予董事會一般性權力，在符合適用法例之情況下，於有關期間(定義見下文)行使本公司之一切權力，以購回其股份；

 (b) 根據上文(a)段之批准所購回之本公司股份面值總額，須不超過本公司於本決議案通過日期之已發行股本面值總額之10%，而上述批准須以此數額為限；及

 (c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

 (i) 本公司下屆股東週年大會結束時；

(7) 王憲章先生，獨立非執行董事

經驗

王憲章，64歲，一九六五年畢業於東北財經大學。彼由一九七零年起從事保險事業，曾任中國人壽保險股份有限公司董事長兼總經理、中國人民保險公司副董事長兼副總經理、香港中國保險（集團）有限公司副董事長兼總經理、香港民安保險有限公司及中國再保險（香港）有限公司董事長，以及中國銀行、嘉華銀行有限公司、鵬利保險（百慕達）有限公司等多家金融保險機構的董事。王先生現為中國保險行業協會會長、中國保險學會副會長、盈科保險集團有限公司獨立非執行董事。王先生於一九九七年四月加入本集團。

服務年期

王先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司獨立非執行董事而產生之關係外，王先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，王先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

王先生有權收取分兩期以等額支付之120,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

王先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(6) 李東海博士，獨立非執行董事

經驗

李東海博士*GBS太平紳士*，84歲，為東泰公司集團之主席及多家本港上市公司獨立非執行董事或非執行董事。彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員以及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及中華人民共和國香港特別行政區政府金紫荊星章榮譽。李博士在商業管理方面積逾多年豐富經驗。李博士於一九九七年四月加入本集團。

服務年期

李博士並沒有與本公司訂立任何服務合約。

關係

除因作為本公司獨立非執行董事而產生之關係外，李博士與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，李博士並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

李博士有權收取分兩期以等額支付之120,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

李博士並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(5) 鄂萌先生，執行董事

經驗

鄂萌，47歲，為本公司執行董事兼副總裁。鄂先生畢業於中國科技大學並獲該校工學碩士學位。鄂先生是中國高級會計師，並具有中國註冊會計師、註冊資產評估師、註冊房地產估價師和註冊稅務師資格。從一九八八年至一九九七年，鄂先生出任北京市新技術產業開發實驗區副主任，並兼任財政審計所所長、投資經營公司總經理、北京天平會計師事務所主任會計師及海淀區國有資產管理局副局長。鄂先生於經濟、財務和企業管理方面積逾多年經驗。鄂先生於一九九七年十一月加入本集團。

服務年期

鄂先生與本公司訂有自二零零五年六月十七日起計為期三年之董事服務合約。

關係

除因作為本公司執行董事而產生之關係外,鄂先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

於最後實際可行日期，鄂先生擁有購股權以認購本公司間接擁有之附屬公司北京發展（香港）有限公司2,800,000股普通股。

董事酬金

鄂先生有權就其作為本公司執行董事收取由董事會參考市場水平釐定之董事酬金，目前酬金為每月107,800港元。

其他

鄂先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(4) 周思先生，執行董事

經驗

周思，49歲，為本公司執行董事，兼任北京控股集團有限公司董事、副總經理。周先生於一九七八年畢業於北京師範學院，一九九八年於清華大學完成研究生課程。一九八四年至二零零三年期間，周先生歷任北京市市政管委綜合計劃處主任科員及計劃處處長、副主任；從二零零三年開始，擔任北京市燃氣集團有限責任公司董事、總經理。周先生於經濟、財務和企業管理方面積逾多年經驗。周先生於二零零五年六月加入本集團。

服務年期

周先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外，周先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，周先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

周先生有權收取以一筆過方式支付之80,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

周先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(3) **郭普金先生，執行董事**

經驗

郭普金，52歲，為本公司執行董事。彼於一九七六年畢業於首都師範大學政教系，其後於首都經濟貿易大學完成研究生課程。郭先生曾任北京市大興區區長，現為北京市首都公路發展有限責任公司董事長，在政府事務及企業管理方面積逾多年工作經驗。郭先生於二零零四年四月加入本集團。

服務年期

郭先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外,郭先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，郭先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

郭先生有權收取以一筆過方式支付之80,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

郭先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(2) 郭迎明先生，執行董事

經驗

郭迎明，62歲，為本公司執行董事。彼於一九六七年畢業於北京外貿學院。自一九八九年二月起，郭先生曾擔任京泰集團之總經理、副主席和主席職務。在此之前，於一九八五年至一九八八年，郭先生曾擔任於美國的北京市政府窗口公司美國中國物產有限公司的主席及總經理。郭先生於國際經濟、外貿及企業管理積逾多年經驗。郭先生於一九九七年四月至二零零零年二月出任本公司副主席兼總裁，後於二零零二年十二月重投本集團。

服務年期

郭先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外，郭先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，郭先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

郭先生有權收取以一筆過方式支付之80,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

郭先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

為符合上市規則之規定，以下所載為根據現行章程細則將於股東週年大會上告退及獲提名重選連任之董事之詳情：

(1) 白金榮先生，執行董事

經驗

白金榮，55歲，為本公司副主席，亦為北京控股集團有限公司之副董事長兼總經理及北京市燃氣集團有限責任公司董事長。白先生於一九八五年畢業於北京師範大學，歷任北京化工集團政策研究室主任、北京市經濟體制改革委員會副主任、本公司之執行董事兼常務副總裁、北京市國有資產監督管理委員會副主任。白先生於經濟、財務和企業管理方面積逾多年經驗。白先生於二零零五年六月重投本集團。

服務年期

白先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外，白先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，白先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

白先生有權收取以一筆過方式支付之80,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

其他

白先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

以下為根據現行章程細則股東可於股東大會(包括股東週年大會)上要求以一股一票點票方式進行投票表決之程序。

根據現行章程細則第75條,於任何股東大會上提呈以於會上表決的決議案,須以舉手方式表決,除非(於宣佈以舉手方式表決之結果前或於宣佈結果時或於撤回以一股一票點票方式進行投票表決的任何其他要求時)下列人士要求以一股一票點票方式進行投票表決:

(a) 大會主席;或

(b) 最少三名親身出席之股東(或如屬法團之股東,則其正式授權代表)或彼等所委任之代表,並於當時有權於會上投票;或

(c) 任何親身出席之一名或多名股東(或如屬法團之股東,則其正式授權代表)或其/彼等所委任之代表,而其/彼等須佔不少於所有有權於會上投票之股東之總投票權十分一;或

(d) 任何親身出席之一名或多名股東(或如屬法團之股東,則其正式授權代表)或其/彼等所委任之代表,而其/彼等須持有賦予權利可於會上投票之股份,而該等股份之繳足股款總額不少於獲賦予該項權利之所有股份繳足股款總額十分一。

6. 一般事項

各董事或(在彼等作出一切合理查詢後所知)彼等各自之任何聯繫人(定義見上市規則)現時概無意在購回授權獲股東批准後按購回授權將股份售予本公司。

本公司概未獲任何關連人士(定義見上市規則)知會,謂彼等現時有意在購回授權獲股東批准後將彼等所持任何本公司股份售予本公司或已承諾不會將之售予本公司。

董事已向聯交所承諾,將根據上市規則及公司法例按購回授權行使本公司購回股份之權力。

7. 股份市價

股份在過去十二個月內在聯交所進行買賣之每月每股最高價及最低價如下:

	最高價	最低價
	港元	*港元*
二零零五年		
五月	10.30	9.75
六月	10.90	9.85
七月	10.90	10.25
八月	11.50	10.30
九月	14.90	10.60
十月	14.10	11.50
十一月	13.65	11.70
十二月	13.40	12.70
二零零六年		
一月	14.70	13.10
二月	16.40	13.10
三月	15.40	14.30
四月	17.80	14.55

8. 本公司購回股份之行動

過去六個月內,本公司概無在聯交所或以其他方式購回任何股份。

4. 購回股份之影響

倘購回授權於建議中購回期間任何時間全部行使，本公司之營運資金或資本負債情況（與截至二零零五年十二月三十一日止年度之年報所載經審核賬目內披露之狀況比較）或會受到不利影響。然而，倘董事會認為行使購回授權會對本公司所需之營運資金或本公司資本負債水平構成重大不利影響，則董事會不擬在該等情況下行使購回授權。而每次購回之股份之數目、價格及其他條款均會由董事會在有關時間經考慮當時情況後作出決定。

5. 收購守則

如因根據購回授權行使購回股份之權力而導致一位股東佔本公司之投票權比例增加，則就收購守則而言，該項增加將被視作一項收購。因此，一位股東或一致行動之一組股東可獲得或鞏固其對本公司之控制權，而遵照收購守則第26條之規定，須提出強制收購建議，以收購上述股東或一組股東尚未擁有之全部股份。

於最後實際可行日期，本公司控權股東京泰實業（集團）有限公司擁有324,000,000股股份之權益（佔本公司總發行股份之約52.05%）。倘於股東週年大會舉行之日前並無發行或購回股份，則在董事全面行使根據將於股東週年大會上提呈之有關普通決議案之條文所賦予之購回股份權力之情況下，京泰實業（集團）有限公司之股份權益將增加至本公司已發行股份總額之約57.83%。董事並不知悉根據收購守則任何按購回授權進行之購回行動所會引致之後果。

以下為上市規則規定須送呈股東之說明函件，旨在使股東可就決定投票贊成或反對擬於股東週年大會上提呈有關授予購回授權之普通決議案，作出知情的決定。

1. 購回股份之理由

儘管董事現時無意購回任何股份，但彼等均相信購回授權所具備之靈活性對本公司及股東有利。近年聯交所之交投情況一直波動不定，若於日後任何時間內股份之買賣價較其基本價值出現折讓，而本公司能夠購回股份，則會有利於保留其投資於本公司之股東，因為彼等在本公司資產中所佔權益之百分比會按本公司所購回股份數目提高，而本公司每股淨資產及／或盈利亦會因而增加。再者，董事亦只在其認為購回股份對本公司及其股東均屬有利之情況下，方會購回股份。

2. 股本

於最後實際可行日期，本公司之已發行股本為622,500,000股股份。

倘第5項普通決議案獲通過，並假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可按購回授權購回最多62,250,000 股股份。

3. 購回股份之資金

購回股份時，本公司只可動用根據其公司組織章程大綱、現行章程細則以及公司條例之規定可合法作此用途之資金。

本公司根據其公司組織章程大綱、現行章程細則及公司法例規定，就公司購回股份事宜而償還之股本只可從有關股份之已繳股本，或原可供派息或派送之款項、或就股份購回事宜而發行新股之所得款項中撥付。購回股份時，任何超逾將被購回股份面值之溢價，只可從購回股份前原可供派息或派送之款項或公司之股份溢價賬中撥付。

6. 一般資料

謹請 閣下注意本通函附錄一(購回授權之說明函件)、附錄二(根據現行章程細則股東可於股東大會上要求以一股一票點票方式進行投票表決之程序)及附錄三(建議於股東週年大會上重選之董事之詳情)所載之其他資料。

此 致

列位股東 台照

承董事會命
主席
衣錫群
謹啟

二零零六年五月三十日

3. 建議修訂現行章程細則

上市規則已作出修訂，致使（其中包括）上市發行人有權在股東大會上以普通決議案，在任何董事（包括董事總經理或其他執行董事）任期屆滿前將其罷免，但此類罷免並不影響該董事依據任何合約提出之損害賠償申索。該修訂於二零零六年三月一日生效。故此，董事建議修訂現行章程細則，以反映上市規則規定之變動：

(i) 刪除現行章程細則第103(A)(vii)條第一行「特別」一詞，並以「普通」一詞代替之；及

(ii) 刪除現行章程細則第111條第一行「特別」一詞，並以「普通」一詞代替之。

4. 股東週年大會及委任代表之安排

股東週年大會通告載於本通函第18至21頁。股東週年大會上將提呈決議案，以批准（其中包括）授出購回授權、發行授權、擴大發行授權以加上根據購回授權所購回之股份數目及修訂現行章程細則。

隨函附奉股東週年大會適用之代表委任表格，而此代表委任表格亦載於聯交所網頁內(www.hkex.com.hk)。代表委任表格必須按其上印列之指示填妥及簽署，並連同經簽署之授權書或其他授權文件（如有）或經簽署證明之該等授權書或授權文件副本，最遲須於股東週年大會（或其續會）指定舉行時間前48小時送達本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會，並於會上投票。

5. 推薦建議

董事認為，授出購回授權及授出／擴大發行授權及建議修訂現行章程細則乃符合本公司、本集團及股東之利益。因此，董事建議股東投票贊成將於股東週年大會上提呈之有關決議案。

2. 購回及發行授權

於二零零五年六月十七日舉行之本公司股東週年大會，董事獲授一般性授權以行使本公司權力購回本公司股份及發行本公司新股份。該等授權將於股東週年大會結束時失效。

本公司將於股東週年大會上提呈普通決議案，以批准授予董事新一般性授權以使彼等可：

(a) 於聯交所購回總面值不超過本公司於通過該決議案當日已發行股本總面值10%之股份（「購回授權」）；

(b) 配發、發行或處置總面值不超過本公司於通過該決議案當日已發行股本總面值20%之股份（「發行授權」）；及

(c) 擴大發行授權，所擴大數額為本公司根據購回授權所購回股份之總面值。

在股東週年大會後之本公司下屆股東週年大會結束前或股東週年大會通告所載第5及第6項普通決議案所述之任何較早日期前，購回授權及發行授權將一直有效。就購回授權及發行授權而言，董事謹此表明彼等並無即時計劃據此購回或發行任何股份。

根據上市規則之規定，本公司須向股東寄發一份說明函件，其載有一切合理需要之資料，以便股東能就投票贊成或反對授予購回授權作出知情決定。上市規則就有關購回授權所規定之說明函件，載於本通函附錄一。


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

執行董事:
衣錫群(*主席*)
張虹海(*副主席兼行政總裁*)
李福成(*副主席*)
白金榮(*副主席*)
郭迎明
劉 凱(*副總裁*)
鄭萬河
郭普金
周 思
鄂 萌(*副總裁*)

獨立非執行董事:
劉漢銓
李東海
王憲章
武捷思
白德能

註冊辦事處:
香港
灣仔港灣道18號
中環廣場43樓
4301室

敬啟者:

建議
重選退任董事
授予購回及發行股份的一般授權
修訂本公司章程細則
及
股東週年大會通告

1. 緒言

本通函旨在向股東提供將於股東週年大會上提呈之決議案,該些決議案涉及(i)授出購回授權予董事;(ii)授出發行授權予董事;(iii)擴大發行授權,所擴大數額為本公司根據購回授權所購回之發行股份之總數;及(iv)修訂現行章程細則。

「證券及期貨條例」	指	香港法例第571章之證券及期貨條例；
「股份」	指	本公司股本中每股面值0.10港元之普通股，亦指股票，除非指明或暗示股票與股份有別；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港證券及期貨事務監察委員會頒佈之香港公司收購及合併守則。

在本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司將於二零零六年六月二十七日（星期二）下午二時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳召開之股東週年大會（或其任何續會），以考慮及酌情通過載於本通函第18頁至第21頁之大會通告內所載之決議案；
「董事會」	指	本公司董事會；
「購回授權」	指	董事會函件第2(a)段所定義者；
「本公司」	指	北京控股有限公司，根據公司條例在香港註冊成立之有限公司，其股份於聯交所主板上市；
「現行章程細則」	指	本公司現行章程細則（包括截至二零零四年六月十八日之修訂）；
「董事」	指	本公司董事；
「本集團」	指	本公司及其不時之附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「港元」	指	港幣，香港之法定貨幣；
「發行授權」	指	董事會函件第2(b)段所定義者；
「最後實際可行日期」	指	二零零六年五月二十六日，即本通函付印前可確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

目 錄

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(網站：www.behl.com.hk)

(股份代號：392)

建議
重選退任董事
授予購回及發行股份的一般授權
修訂本公司章程細則
及
股東週年大會通告

北京控股有限公司謹訂於二零零六年六月二十七日(星期二)下午二時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳召開股東週年大會，大會通告載於本通函第18至21頁。隨函附奉股東週年大會適用之代表委任表格，此代表委任表格亦刊載於香港聯合交易所有限公司之網頁內(www.hkex.com.hk)。

無論　閣下能否出席該股東週年大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡早交回本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，該表格無論如何最遲須於大會(或其任何續會)指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

二零零六年五月三十日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

MAJOR TRANSACTION – SUPPLEMENTAL AGREEMENT

Reference is made to the announcement of the Company dated 31 March 2006 regarding a major transaction involving the disposal of the Company's entire indirect equity interest in Beijing Wangfujing Department Store (Group) Company Limited. On 1 June 2006, a supplemental agreement to the Wangfujing Agreement was entered into among the Vendors, the Purchaser, and Beikong Commercial, an indirect wholly-owned subsidiary of the Purchaser. Pursuant to the Supplemental Agreement, Beikong Commercial shall replace the Purchaser to be the New Purchaser.

As referred to the announcement of the Company dated 18 May 2006, the Stock Exchange has granted a waiver from strict compliance with Rule 14.38 of the Listing Rules to delay the time for despatch of the Circular to on or before 9 June 2006. Accordingly, the Circular containing, amongst other things, details of the Wangfujing Agreement and the relevant changes to the Wangfujing Agreement as mentioned below pursuant to the Supplemental Agreement, and a notice to convene the EGM, will be despatched to the Shareholders on or before the extended deadline.

THE SUPPLEMENTAL AGREEMENT

Reference is made to the announcement of Beijing Enterprises Holdings Limited (the "Company") dated 31 March 2006 (the "Announcement") regarding a major transaction involving the disposal of the Company's entire indirect equity interest in Beijing Wangfujing Department Store (Group) Company Limited ("Wangfujing"). Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

* *For identification purpose only*

On 1 June 2006, a supplemental agreement to the Wangfujing Agreement (the "Supplemental Agreement") was entered into among the vendors, namely BJLF and BEHIM, (the "Vendors") and the purchaser, namely BE Group (the "Purchaser"), and Beijing Beikong Commercial Investment Limited Company* ("Beikong Commercial"), an indirect wholly-owned subsidiary of the Purchaser. Pursuant to the Supplemental Agreement, Beikong Commercial shall replace the Purchaser to be the purchaser of the Vendors' total equity interest in Wangfujing of approximately 50.13% (the "New Purchaser"). In its capacity as the New Purchaser, Beikong Commercial has agreed to acquire from BJLF and BEHIM their respective 49.52% and 0.61% equity interests in Wangfujing pursuant to all terms and provisions as stipulated in the Wangfujing Agreement. In addition, Beikong Commercial shall unconditionally take up all obligations and rights of BE Group pursuant to the Wangfujing Agreement.

Save as stated above, all terms and provisions of the Wangfujing Agreement remain unchanged and continue to be effective.

INFORMATION ON BEIKONG COMMERCIAL

Beikong Commercial is an indirect wholly-owned subsidiary of BE Group. It was established on 24 May 2006 in the PRC. The principal business of Beikong Commercial is investment holding.

As far as the Directors are aware of, the purpose of the set up of Beikong Commercial by BE Group is for streamlining the holding of BE Group's commercial assets with the ultimate aim to enhance its effectiveness in the management of those assets.

DESPATCH OF THE CIRCULAR

As referred to the announcement of the Company dated 18 May 2006, the Stock Exchange has granted a waiver from strict compliance with Rule 14.38 of the Listing Rules to delay the time for despatch of the Circular to on or before 9 June 2006. Accordingly, the Circular containing, amongst other things, details of the Wangfujing Agreement and the relevant changes to the Wangfujing Agreement as aforementioned pursuant to the Supplemental Agreement, and a notice to convene the EGM, will be despatched to the Shareholders on or before the extended deadline.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 1 June 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

MAJOR TRANSACTION IN RELATION TO THE DISPOSAL OF THE ENTIRE INDIRECT EQUITY INTEREST IN BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

A letter from the Board (as defined herein) is set out on pages 4 to 13 of this circular.

A notice convening an extraordinary general meeting of Beijing Enterprises Holdings Limited to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 29 June 2006 at 2:30 p.m., is set out on pages 231 to 233 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed hereon and return it to Beijing Enterprises Holdings Limited's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

9 June 2006

CONTENTS

In this circular, the following expressions have the following meaning unless the context requires otherwise.

"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"BE Group"	Beijing Enterprises Group Company Limited (北京控股集團有限公司), a company established in the PRC, which is wholly owned by the Beijing Municipal Government
"BEHIM"	Beijing Enterprises Holdings Investment Management Company Limited (北京控股投資管理有限公司), a sino joint venture company established in the PRC, which is a wholly-owned subsidiary of the Company
"Beikong Commercial"	Beijing Beikong Commercial Investment Limited Company* (北京北控商業投資有限責任公司), a company established in the PRC, which is an indirect wholly-owned subsidiary of BE Group
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands
"BHL"	Beijing Holdings Limited (京泰實業(集團)有限公司), a company incorporated in Hong Kong, which is currently beneficially wholly owned by the Beijing Municipal Government
"BJLF"	Beijing Jing Lian Fa Investment Management Centre* (北京市京聯發投資管理中心), a company established in the PRC, which is a beneficially-owned subsidiary of the Company
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company

"EGM"	the extraordinary general meeting to be convened by the Company on 29 June 2006 or any adjournment thereof for the Shareholders to consider and pass, if thought fit, resolution proposed for the approving and implementing the Transaction
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2 June 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining and collation of relevant information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"PRC GAAP"	PRC Enterprise Accounting Principle and Enterprise Accounting System
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Reallocation"	the proposed transfer, by way of allocation, of the beneficial interest in the entire issued share capital of BHL from the Beijing Municipal Government to BE Group

"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning thereto ascribed in the Listing Rules
"Supplemental Agreement"	an agreement dated 1 June 2006 entered into among BJLF, BEHIM, BE Group and Beikong Commercial which is supplemental to the Wangfujing Agreement
"Transaction"	the disposal of the entire 49.52% equity interest and the entire 0.61% equity interest in Wangfujing by BJLF and BEHIM respectively to Beikong Commercial pursuant to the terms of the Wangfujing Agreement and the Supplemental Agreement
"Wangfujing"	Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司), a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company, the listed A shares of which are traded on the Shanghai Stock Exchange
"Wangfujing Agreement"	an agreement dated 31 March 2006 entered into among BJLF, BEHIM and BE Group in respect of the transfer of BJLF and BEHIM's respective 49.52% and 0.61% equity interests in Wangfujing
"Wangfujing Share(s)"	ordinary share(s) in the existing share capital of Wangfujing
"%"	per cent.

Unless otherwise specified in this circular, amounts denominated in RMB have been translated, for the purpose of illustration only, into HK$ at an exchange rate of HK$1.00 = RMB1.03.

* *For identification purpose only*



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

9 June 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION IN RELATION TO THE DISPOSAL OF THE ENTIRE INDIRECT EQUITY INTEREST IN BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

INTRODUCTION

On 31 March 2006, the Company announced, inter alia, that BJLF and BEHIM (two subsidiaries of the Company) entered into the Wangfujing Agreement, pursuant to which, BJLF and BEHIM have conditionally agreed to sell their respective entire 49.52% and 0.61% equity

interests in Wangfujing to BE Group, for the aggregate consideration of RMB1,000,000,000 (equivalent to approximately HK$970,873,786). The consideration under the Wangfujing Agreement will be settled in cash by instalments by BE Group to the Company in accordance with the terms of the Wangfujing Agreement.

In addition, on 1 June 2006, the Company announced, inter alia, that BJLF, BEHIM, BE Group and Beikong Commercial (an indirect wholly-owned subsidiary of BE Group) entered into the Supplemental Agreement, pursuant to which, Beikong Commercial shall replace BE Group to be the purchaser of BJLF and BEHIM's total equity interests in Wangfujing of approximately 50.13%.

In its capacity as the new purchaser of Wangfujing, Beikong Commercial has agreed to acquire from BJLF and BEHIM their respective 49.52% and 0.61% equity interests in Wangfujing as aforementioned pursuant to all terms and provisions as stipulated in the Wangfujing Agreement. Furthermore, Beijkong Commercial shall unconditionally take up all obligations and rights of BE Group pursuant to the Wangfujing Agreement.

Save as stated above, all terms and provisions of the Wangfujing Agreement shall remain unchanged and continue to be effective.

Upon completion of the Transaction, Beikong Commercial will be interested in approximately 50.13% equity interest in Wangfujing. Moreover, Wangfujing will no longer be an indirectly-owned subsidiary of the Company upon completion of the Transaction.

With reference to the announcement of the Company dated 8 January 2005, BE Group will become the new ultimate holding company of the Company upon completion of the Shareholding Reallocation which is part of the Beijing Municipal Government's assets restructuring plan and its plan to centralise the management of the state-owned assets. However, to the best knowledge of the Directors, the Shareholding Reallocation has not been completed as at the Latest Practicable Date and accordingly, both BE Group and Beikong Commercial are not connected persons to the Company as defined under the Listing Rules.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 25% but less than 75%, the entering into of the Wangfujing Agreement and subsequently, the Supplemental Agreement constitutes major transaction for the Company for the purpose of Chapter 14 of the Listing Rules and is therefore subject to approval by the Shareholders at the EGM. BEIL and its associates will abstain from voting at the EGM to approve the Transaction.

The purpose of this circular is to provide you (i) with further information regarding the Transaction and the terms of the Wangfujing Agreement and the Supplemental Agreement; and (ii) a notice for convening the EGM to approve the Transaction.

THE TRANSACTION

The Wangfujing Agreement, dated 31 March 2006 and the Supplemental Agreement, dated 1 June 2006

Parties

Vendors: BJLF, a beneficially-owned subsidiary of the Company
BEHIM , a wholly-owned subsidiary of the Company

Purchaser: Beikong Commercial, an indirect wholly-owned subsidiary of BE Group

Assets to be transferred

49.52 % equity interest and 0.61% equity interest in Wangfujing owned by BJLF and BEHIM respectively.

Consideration

The consideration is RMB1,000,000,000 (equivalent to approximately HK$970,873,786) or approximately RMB5.08 (equivalent to approximately HK$4.93) per the number of Wangfujing Shares totalling 197,015,570 which are held by BJLF and BEHIM respectively.

The consideration has been arrived at after arm's length negotiations between the parties to the Wangfujing Agreement with reference to BJLF's attributable 49.52% equity interest and BEHIM's attributable 0.61% equity interest in Wangfujing's unaudited net asset value as at 30 September 2005 according to PRC GAAP of approximately RMB1,602,021,545 (equivalent to approximately HK$1,555,360,723) or approximately RMB4.08 (equivalent to approximately HK$3.96) per Wangfujing Share plus the estimated revaluation surplus on the properties portfolio of Wangfujing and the relevant rules and regulations on share transfer of the Shanghai Stock Exchange.

Payment terms

The consideration shall be satisfied in cash by three instalments in the manner set out below:–

(i) RMB300,000,000 (equivalent to approximately HK$291,262,136), representing 30% of the consideration shall be paid to the Company within 10 days after the condition (ii) as listed below is satisfied;

(ii) RMB300,000,000 (equivalent to approximately HK$291,262,136), representing 30% of the consideration shall be paid to the Company no later than 31 December 2007; and

(iii) RMB400,000,000 (equivalent to approximately HK$388,349,514), representing 40% of the consideration shall be paid to the Company no later than 31 December 2008.

Conditions precedent

Completion of the Wangfujing Agreement is conditional upon:–

(i) all consents, approvals, waivers, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the Wangfujing Agreement having been obtained; and

(ii) the Shareholders approving the Wangfujing Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the Wangfujing Agreement and the parties hereto as well as BE Group will terminate the Transaction if no viable solution can be reached in the event that the conditions precedent are not satisfied..

Completion

Completion is to take place 10 days after all the conditions precedent as stated above have been satisfied. The completion date of the Wangfujing Agreement may be subject to change upon agreement by the parties hereto as well as BE Group.

INFORMATION ON BJLF

BJLF is a company established in the PRC. The principal business of BJLF is the provision of investment management and consultancy services. BJLF has a registered capital of RMB100,000,000.

INFORMATION ON BEHIM

BEHIM is a company established in the PRC. The principal business of BEHIM is the provision of management and consultancy services. BEHIM has a registered capital of HK$61,100,000.

INFORMATION ON BE GROUP

BE Group is a company established in the PRC and is indirectly owned by the Beijing Municipal Government. The principal business of BE Group is investment holding.

INFORMATION ON BEIKONG COMMERCIAL

Beikong Commercial is an indirect wholly-owned subsidiary of BE Group. It was established on 24 May 2006 in the PRC. The principal business of Beikong Commercial is investment holding.

As far as the Directors are aware of, the purpose of the set up of Beikong Commercial by BE Group is for streamlining the holding of BE Group's commercial assets with the ultimate aim to enhance its effectiveness in the management of those assets.

INFORMATION ON WANGFUJING

Wangfujing is a company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange A Share Market. Wangfujing has registered capital of RMB392,973,026 (equivalent to approximately HK$381,527,210) and is owned as to 49.52% by BJLF and as to 0.61% by BEHIM. The Wangfujing Shares, other than those owned by BJLF and BEHIM, are held by the public. Since BJLF is a beneficially-owned subsidiary of the Company while BEHIM is a wholly-owned subsidiary of the Company, the Company is beneficially interested in 50.13% equity interest in Wangfujing.

Wangfujing is principally engaged in the retail business of department stores in the PRC. Currently, Wangfujing operates altogether 14 medium to large-scaled department stores in various cities in the PRC, such as Guangzhou, Wuhan and Chengdu. Furthermore, Wangfujing is also involved in different other business areas such as real estate, securities, import and export trade and processing.

The audited consolidated financial information according to PRC GAAP of Wangfujing for the two years ended 31 December 2004 and 31 December 2005 are set out below:–

	Year ended 31 December			
	2004		**2005**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	4,119,228	3,999,251	5,008,928	4,863,037
Profit before taxation and minority interest	76,430	74,204	84,543	82,081
Net profit	13,384	12,995	26,948	26,163

	As at 31 December			
	2004		2005	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Net asset value	1,579,108	1,533,115	1,588,574	1,542,305

The Company will render an estimated exceptional gain of approximately HK$110,000,000 upon completion of the disposal of Wangfujing.

As at the Latest Practicable Date, there is no inter-company loan, advance or any other financial arrangement between the Group and Wangfujing.

REASONS FOR ENTERING INTO THE TRANSACTION

The Group is principally engaged in four major business sectors: infrastructure & utilities, consumer products, retail services and technology.

As stated in the 2004 annual report of the Company, it was the intention of the Directors to adjust its investment strategy to focus on the business sectors of infrastructure & utilities. During 2005, the Group had been trying to simplify its business structure and had transformed into a corporate structure where infrastructure and utilities are the major components in the asset portfolio while supported by a brand name consumer product concept. Upon completion of the Transaction, the Group will cease to engage in the retail business in the PRC currently operated by Wangfujing. The Directors believe that the disposal of Wangfujing has a positive impact to streamline its asset portfolio and reorganise assets not in line with its overall development strategy.

The aggregate proceeds from the Transaction of approximately RMB1,000,000,000 (equivalent to approximately HK$970,873,786) will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilisation of the proceeds.

The Board considers that the terms of the Wangfujing Agreement and the Supplemental Agreement including, without limitation, the consideration payable thereunder and the manner in which such consideration will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders as a whole.

The simplified shareholding structure of the Group prior and subsequent to the Transaction is set out below:–

PRIOR TO THE TRANSACTION


Beijing Municipal Government
100%
BHL
72.72%
BEIL
52.05%
The Company
100%
100%
BJLF
BEHIM
49.52%
0.61%
Wangfujing

SUBSEQUENT TO THE TRANSACTION


Beijing Municipal Government
100%
100%
BHL
BE Group
72.72%
100%
BEIL
Beikong Commercial
52.05%
50.13%
The Company
Wangfujing
100%
100%
BJLF
BEHIM

EFFECT OF THE TRANSACTION ON THE EARNINGS, ASSETS AND LIABILITIES OF THE COMPANY

Based on the 2005 annual results of the Company, the revenue attributable to Wangfujing's retail operation was approximately HK$4.6 billion. The profit after tax of Wangfujing for the year ended 31 December 2005 based on HK GAAP was approximately HK$31.3 million. In addition, the disposal of Wangfujing would result in reduction of the Group's total assets and liabilities by approximately HK$2.21 billion and HK$1.57 billion respectively; whereas the minority interests of the Group would be reduced by approximately HK$0.813 billion.

The aggregate proceeds from the Transaction of approximately RMB1,000,000,000 (equivalent to approximately HK$970,873,786) will be satisfied in cash by three instalments. As mentioned in the foregoing, it is the intention of the Company to apply the proceeds towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilisation of the proceeds.

LISTING RULES IMPLICATIONS

Upon completion of the Transaction, Beikong Commercial will be interested in approximately 50.13% equity interest in Wangfujing. Moreover, Wangfujing will no longer be an indirectly-owned subsidiary of the Company upon completion of the Transaction.

With reference to the announcement of the Company dated 8 January 2005; BE Group will become the new ultimate holding company of the Company upon completion of the Shareholding Reallocation which is part of the Beijing Municipal Government's assets restructuring plan and its plan to centralise the management of the state-owned assets. However, to the best knowledge of the Directors, the Shareholding Reallocation has not been completed as at the Latest Practicable Date and accordingly, both BE Group and Beikong Commercial are not connected persons to the Company as defined under the Listing Rules.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 25% but less than 75%, the entering into of the Wangfujing Agreement and subsequently, the Supplemental Agreement constitutes major transaction for the Company for the purpose of Chapter 14 of the Listing Rules and is therefore subject to approval by the Shareholders at the EGM. BEIL and its associates will abstain from voting at the EGM to approve the Transaction.

THE EGM

Set out on pages 231 to 233 of this circular is a notice convening the EGM to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 29 June 2006 at 2:30 p.m.. The EGM will be held for the purpose of considering, and, if thought fit, approving the Transaction.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

PROCEDURES FOR DEMANDING A POLL AT THE EGM

According to Article 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Rule 13.39(4) of the Listing Rules, the Company will procure the chairman of the EGM to demand for a poll in relation to the ordinary resolution for approving the Transaction at the EGM.

RECOMMENDATION

The Board considers that the terms of the Wangfujing Agreement and the Supplemental Agreement including, without limitation, the consideration payable thereunder and the manner in which such consideration will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

1. FINANCIAL SUMMARY

The following is a summary of the published audited consolidated results of the Group for each of the three years ended 31 December 2005, the audited consolidated assets and liabilities of the Group as at 31 December 2003, 2004 and 2005.

CONSOLIDATED RESULTS

	Year ended 31 December		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	7,970,147	9,665,640	11,000,613
Profit before tax	817,058	894,229	889,895
Tax	(189,361)	(229,469)	(175,086)
Profit for the year	627,697	664,760	714,809
Attributable to:			
Shareholders of the Company	450,045	503,188	570,422
Minority interests	177,652	161,572	144,387
	627,697	664,760	714,809

CONSOLIDATED ASSETS AND LIABILITIES

	As at 31 December		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Total assets	18,105,664	19,389,590	19,630,268
Total liabilities	(7,014,118)	(7,788,393)	(7,123,275)
Net assets	11,091,546	11,601,197	12,506,993
Represented by:			
Equity attributable to shareholders of the Company	7,546,138	7,881,098	8,442,941
Minority interests	3,545,408	3,720,099	4,064,052
Total equity	11,091,546	11,601,197	12,506,993

2. AUDITED FINANCIAL STATEMENTS

Set out below is the audited consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the year ended 31 December 2005, and the consolidated balance sheet and the balance sheet of the Company as at 31 December 2005, together with the notes to the financial statements of the Group, as extracted from pages 38 to 186 of the 2005 annual report of the Company which is not subject to any qualified opinion.

"CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
TURNOVER	4		
Continuing operations		11,000,613	8,779,956
Discontinued operation	10(a)	–	885,684
		11,000,613	9,665,640
Cost of sales		(8,025,369)	(7,005,934)
Gross profit		2,975,244	2,659,706
Interest income	4	73,165	44,751
Other revenue and gains, net	4	447,642	362,779
Selling and distribution costs		(1,166,479)	(835,106)
Administrative expenses		(1,037,236)	(1,095,343)
Other operating expenses, net		(254,757)	(225,923)
Fair value gains on investment properties, net		13,635	13,785
PROFIT FROM OPERATING ACTIVITIES	5	1,051,214	924,649
Finance costs	6	(156,220)	(138,048)
Share of profits and losses of:			
Jointly-controlled entities	20(c)	(26,892)	56,453
Associates	21(c)	21,793	51,175
PROFIT/(LOSS) BEFORE TAX			
Continuing operations		809,908	1,018,762
Discontinued operation	10(a)	79,987	(124,533)
		889,895	894,229

	Notes	2005 HK$'000	2004 HK$'000
TAX	9		
Continuing operations		(175,086)	(233,156)
Discontinued operation	10(a)	–	3,687
		(175,086)	(229,469)
PROFIT/(LOSS) FOR THE YEAR			
Continuing operations		634,822	785,606
Discontinued operation	10(a)	79,987	(120,846)
		714,809	664,760
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		490,435	571,892
Discontinued operation		79,987	(68,704)
	11	570,422	503,188
Minority interests		144,387	161,572
		714,809	664,760
DIVIDENDS	12		
Interim		62,250	62,250
Proposed final		124,500	124,500
		186,750	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	13		
Basic for profit for the year		HK$0.92	HK$0.81
Basic for profit from continuing operations		HK$0.79	HK$0.92
Diluted for profit for the year		HK$0.90	HK$0.79
Diluted for profit from continuing operations		HK$0.78	HK$0.90

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	14	8,037,017	6,338,571
Investment properties	15	446,820	342,722
Prepaid land premiums	16	377,320	430,193
Goodwill	17	275,777	330,198
Other intangible assets	18	1,517,866	1,560,413
Interests in jointly-controlled entities	20	182,918	556,678
Interests in associates	21	248,849	590,869
Properties under development	24	–	132,032
Trade and bills receivables	28	33,202	69,310
Other receivables	29	313,782	176,881
Pledged bank balances	22	34,684	8,743
Available-for-sale financial assets	23	510,037	285,056
Deferred tax assets	40	67,772	62,747
Total non-current assets		12,046,044	10,884,413
Current assets:			
Prepaid land premiums	16	12,684	8,176
Properties under development	24	322,301	–
Properties held for sale	25	39,406	62,990
Inventories	26	1,574,923	1,239,969
Amounts due from customers for contract work	27	25,238	16,915
Trade and bills receivables	28	928,709	790,034
Other receivables	29	1,055,066	825,359
Financial assets at fair value through profit or loss	31	45,551	50,202
Taxes recoverable		37,415	20,167
Pledged bank balances	22	15,557	45,168
Cash and cash equivalents	32	3,508,055	4,141,464
		7,564,905	7,200,444
Assets of a disposal group and non-current assets classified as held for sale	33	19,319	1,304,733
Total current assets		7,584,224	8,505,177
TOTAL ASSETS		19,630,268	19,389,590

	Notes	2005 HK$'000	2004 HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	34	62,250	62,250
Reserves	36(a)(i)	8,256,191	7,694,348
Proposed final dividend	12	124,500	124,500
		8,442,941	7,881,098
Minority interests		4,064,052	3,720,099
TOTAL EQUITY		12,506,993	11,601,197
Non-current liabilities:			
Bank and other borrowings	37	373,311	1,705,134
Convertible bonds	38	548,785	587,424
Other long term liabilities	39	32,682	8,466
Deferred tax liabilities	40	168,527	163,735
Total non-current liabilities		1,123,305	2,464,759
Current liabilities:			
Trade and bills payables	41	1,165,555	765,782
Amounts due to customers for contract work	27	48,580	51,770
Other payables and accruals	42	1,839,417	1,544,281
Taxes payable	43	395,132	368,369
Bank and other borrowings	37	2,505,132	2,099,637
		5,953,816	4,829,839
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale	33	46,154	493,795
Total current liabilities		5,999,970	5,323,634
TOTAL LIABILITIES		7,123,275	7,788,393
TOTAL EQUITY AND LIABILITIES		19,630,268	19,389,590

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

		Attributable to shareholders of the Company											
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 36(a)(iii))	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 36(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2004		62,250	4,839,497	(351,281)	24,837	-	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
Exchange realignment		-	-	-	-	-	382	-	-	-	382	269	651
Fair value adjustments of available-for-sale financial assets		-	-	-	-	(44,300)	-	-	-	-	(44,300)	-	(44,300)
Impairment of available-for-sale financial assets recognised during the year in the income statement		-	-	-	-	44,300	-	-	-	-	44,300	-	44,300
Total income and expense for the year recognised directly in equity		-	-	-	-	-	*382*	-	-	-	*382*	*269*	*651*
Profit for the year		-	-	-	-	-	-	-	503,188	-	503,188	161,572	664,760
Total recognised income and expense for year		-	-	-	-	-	*382*	-	*503,188*	-	*503,570*	*161,841*	*665,411*
Capital contribution from minority interests		-	-	-	-	-	-	-	-	-	-	152,890	152,890
Acquisition of interests in subsidiaries		-	-	-	-	-	-	-	-	-	-	69,389	69,389
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	-	(52,650)	(52,650)
Disposal of interests in subsidiaries		-	-	-	-	-	(3)	-	3	-	-	(43,148)	(43,148)
Deemed disposal of interest in a subsidiary		-	-	24,654	-	-	-	(2,644)	(22,010)	-	-	(20,715)	(20,715)
Disposal of interests in jointly-controlled entities		-	-	-	(24,837)	-	(709)	(1,644)	27,190	-	-	-	-
Deemed disposal of interest in a jointly-controlled entity		-	-	-	-	-	-	(65)	65	-	-	-	-
Disposal of interest in an associate		-	-	-	-	-	(2,349)	(66,059)	68,408	-	-	-	-
Deemed disposal of interest in an associate		-	-	(1,219)	-	-	-	(218)	1,437	-	-	-	-
Goodwill released upon disposal of interest in a jointly-controlled entity	20(a)	-	-	40,757	-	-	-	-	(40,757)	-	-	-	-
Goodwill released upon disposal of interest in an associate	21(a)	-	-	74,167	-	-	-	-	(74,167)	-	-	-	-
Final 2003 dividend declared		-	-	-	-	-	-	-	-	(112,050)	(112,050)	-	(112,050)
Interim 2004 dividend	12	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2004 dividend	12	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	(94,773)	(94,773)
Transfer to reserves		-	-	2,237	-	-	-	87,798	(90,035)	-	-	-	-
At 31 December 2004		62,250	4,839,497*	(210,685)*	-*	-*	32,287*	620,601*	2,412,648*	124,500	7,881,098	3,720,099	11,601,197

		Attributable to shareholders of the Company											
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 36(a)(iii))	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 36(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005		62,250	4,839,497	(210,685)	-	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
Exchange realignment		-	-	-	-	-	141,984	-	-	-	141,984	72,145	214,129
Fair value gain on revaluation of a building upon transfer to investment properties	14	-	-	-	12,332	-	-	-	-	-	12,332	380	12,712
Gain on minority interest on deemed capital contribution		-	-	33,589	-	-	-	-	-	-	33,589	(33,589)	-
Total income and expense for the year recognised directly in equity		-	-	*33,589*	*12,332*	-	*141,984*	-	-	-	*187,905*	*38,936*	*226,841*
Profit for the year		-	-	-	-	-	-	-	570,422	-	570,422	144,387	714,809
Total recognised income and expense for year		-	-	*33,589*	*12,332*	-	*141,984*	-	*570,422*	-	*758,327*	*183,323*	*941,650*
Capital contribution from minority interests		-	-	-	-	-	-	-	-	-	-	69,996	69,996
Deemed capital contribution in respect of an interest-free loan from a minority shareholder		-	-	-	-	-	-	-	-	-	-	82,767	82,767
Acquisition of interests in subsidiaries		-	-	-	-	-	-	-	-	-	-	457,884	457,884
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	-	(2,490)	(2,490)
Disposal of interests in subsidiaries		-	-	(136,328)	-	-	(4,932)	(21,458)	157,786	-	(4,932)	(361,386)	(366,318)
Deemed disposal of interest in a subsidiary		-	-	15,980	-	-	-	(1,667)	(14,313)	-	-	(14,498)	(14,498)
Disposal of interests in jointly-controlled entities		-	-	(2,277)	-	-	(5,434)	(6,579)	9,488	-	(4,802)	-	(4,802)
Goodwill released upon disposal of interest in a subsidiary	17	-	-	79,457	-	-	-	-	(79,457)	-	-	-	-
Goodwill released upon disposal of interest in a jointly-controlled entity	20(a)	-	-	118,431	-	-	-	-	(118,431)	-	-	-	-
Final 2004 dividend declared		-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2005 dividend	12	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2005 dividend	12	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	(71,643)	(71,643)
Transfer to reserves		-	-	17,099	-	-	(20)	121,360	(138,439)	-	-	-	-
At 31 December 2005		62,250	4,839,497*	(84,734)*	12,332*	-*	163,885*	712,257*	2,612,954*	124,500	8,442,941	4,064,052	12,506,993

* These reserve accounts comprise the consolidated reserves of HK$8,256,191,000 (2004: HK$7,694,348,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		889,895	894,229
Adjustments for:			
Fair value gains on investment properties, net		(13,635)	(13,785)
Finance costs	6	156,220	138,048
Share of profits and losses of jointly-controlled entities and associates		5,099	(107,628)
Depreciation	5	594,861	592,985
Amortisation of operating concessions	5	102,605	101,367
Amortisation of management information systems	5	1,887	1,886
Amortisation of licences	5	1,491	1,435
Impairment of property, plant and equipment	5	3,780	29,386
Impairment of goodwill	5	59,658	17,512
Impairment of licences	5	12,000	–
Impairment of deferred development costs	5	5,870	–
Impairment of available-for-sale financial assets	5	1,083	44,300
Impairment on an amount due from an associate	5	4,500	474
Impairment on trade receivables	5	48,398	34,855
Impairment on other receivables	5	22,445	60,300
Interest income	4	(73,165)	(44,751)
Investment income	4	(3,271)	(3,053)
Excess over the cost of acquisition of a subsidiary and minority interests	4	(3,677)	(35,767)
Loss on disposal of property, plant and equipment, net	5	5,556	14,370
Gain on disposal of investment properties	4	(2,466)	(238)
(Gain)/loss on disposal of interests in subsidiaries, net	5	(81,097)	6,433
Gain on deemed disposal of interest in a subsidiary	4	(14,498)	(20,715)
Gain on disposal of interests in jointly-controlled entities	4	(120,273)	–
Loss on deemed disposal of interest in a jointly-controlled entity	5	316	680
Gain on disposal of interests in associates	4	–	(96,766)
(Gain)/loss on deemed disposal of an interest in an associate	5	927	(369)
Gain on disposal of available-for-sale financial assets	4	(1,514)	(6,298)
Gain on disposal of financial assets at fair value through profit or loss, net	4	(2,074)	(841)
Fair value losses on financial assets at fair value through profit or loss, net	5	4,132	4,570
Operating profit before working capital changes		1,605,053	1,612,619

	Notes	2005 HK$'000	2004 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating profit before working capital changes		1,605,053	1,612,619
Decrease in prepaid land premiums		64,049	15,709
Increase in properties under development		(190,269)	(11,058)
Decrease in properties held for sale		23,584	465,786
Increase in inventories		(220,048)	(305,424)
Increase in amounts due from customers for contract work		(8,323)	(10,165)
Increase in trade and bills receivables		(143,136)	(207,404)
Increase in other receivables		(88,085)	(302,687)
Purchases of financial assets at fair value through profit or loss		(6,871)	(40,082)
Proceeds from disposal of financial assets at fair value through profit or loss		9,464	34,916
Increase in taxes recoverable		(17,355)	(1,240)
Increase in trade and bills payables		340,926	108,220
Increase/(decrease) in amounts due to customers for contract work		(3,190)	25,954
Increase in other payables and accruals		385,268	36,749
Increase/(decrease) in other taxes payable		49,008	(5,096)
Increase/(decrease) in other long term liabilities		24,216	(29,787)
Exchange adjustments		10,981	896
Cash generated from operations		1,835,272	1,387,906
Dividends received from jointly-controlled entities and associates		25,405	98,978
Hong Kong profits tax paid		(590)	(712)
Mainland China income tax paid		(201,078)	(187,418)
Overseas income tax paid		(1,097)	(486)
Net cash inflow from operating activities		1,657,912	1,298,268

	Notes	2005 HK$'000	2004 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant and equipment	6, 14	(1,366,308)	(1,058,061)
Proceeds from disposal of property, plant and equipment		52,895	121,906
Proceeds from disposal of investment properties		3,474	6,679
Purchases of other intangible assets	18	(2,668)	(15,642)
Acquisition of subsidiaries	44	(77,326)	223,920
Acquisition of minority interests		(1,874)	(27,382)
Disposal of subsidiaries	45	80,675	(14,333)
Acquisition of and increase in investments in jointly-controlled entities and associates		(47,369)	(258,166)
Proceeds from disposal of interests in jointly-controlled entities and associates		392,277	355,722
Deposit paid for acquisition of interests in companies	29(a)(ii)	(36,743)	(156,827)
Net (increase)/decrease in amounts due from/to jointly-controlled entities and associates		18,880	(7,422)
Purchases of available-for-sale financial assets		(133,891)	(10,828)
Proceeds from disposal of available-for-sale financial assets		1,814	41,512
Decrease/(increase) in time deposits with maturity of more than three months when acquired		677,737	(142,926)
Decrease in pledged bank balances		3,670	10,620
Interest received		58,132	44,751
Investment income received		3,271	3,053
Net cash outflow from investing activities		(373,354)	(883,424)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions from minority shareholders		19,917	80,870
New loans		2,500,426	2,886,896
Repayment of loans		(3,536,684)	(2,549,491)
Interest paid	6	(156,524)	(139,152)
Dividends paid		(186,750)	(174,300)
Dividends paid to minority shareholders		(71,643)	(94,773)
Net cash inflow/(outflow) from financing activities		(1,431,258)	10,050

	Notes	2005 HK$'000	2004 HK$'000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(146,700)	424,894
Cash and cash equivalents at beginning of year		3,507,843	3,083,000
Effect of foreign exchange rate changes, net		56,431	(51)
CASH AND CASH EQUIVALENTS AT END OF YEAR		3,417,574	3,507,843
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	32	2,917,382	2,990,437
Cash equivalents	32	59,326	41,136
Time deposits	32	581,588	1,163,802
Cash and cash equivalents attributable to the discontinued operation	10(b)	–	134,597
		3,558,296	4,329,972
Less: Pledged bank balances	22	(50,241)	(53,911)
Time deposits with maturity of more than three months when acquired		(90,481)	(768,218)
		3,417,574	3,507,843

BALANCE SHEET
31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	14	41,994	40,668
Investment properties	15	134,000	134,000
Interests in subsidiaries	19	5,059,879	5,915,236
Interests in jointly-controlled entities	20	(13,616)	(789)
Interests in associates	21	46,168	145,247
Other receivables	29	139,944	4,055
Available-for-sale financial assets	23	141,437	80,462
Total non-current assets		5,549,806	6,318,879
Current assets:			
Trade and bills receivables	28	4,844	3,742
Other receivables	29	236,080	178,477
Financial assets at fair value through profit or loss	31	34,629	37,091
Cash and cash equivalents	32	192,507	489,459
Total current assets		468,060	708,769
TOTAL ASSETS		6,017,866	7,027,648
EQUITY AND LIABILITIES			
Equity:			
Issued capital	34	62,250	62,250
Reserves	36(b)	5,059,078	5,357,018
Proposed final dividend	12	124,500	124,500
TOTAL EQUITY		5,245,828	5,543,768
Non-current liabilities:			
Bank and other borrowings	37	–	1,400,850
Current liabilities:			
Bank and other borrowings	37	664,775	–
Other payables and accruals	42	97,617	73,906
Taxes payable	43	9,646	9,124
Total current liabilities		772,038	83,030
TOTAL LIABILITIES		772,038	1,483,880
TOTAL EQUITY AND LIABILITIES		6,017,866	7,027,648

NOTES TO FINANCIAL STATEMENTS
31 December 2005

1. CORPORATE INFORMATION

Beijing Enterprises Holdings Limited (the "Company") is a limited liability company incorporated in Hong Kong.

During the year, the Company and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- production, distribution and sale of consumer products, including beer and processed food products in Beijing and other provinces in the People's Republic of China (the "PRC")
- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC
- the provision of tourism services in Badaling Great Wall (discontinued during the year – *note 52(b)(v)*) and Longqingxia, scenic areas in Beijing
- the provision of hotel services in Beijing, the PRC (discontinued during the year – *note 52(b)(v)*)
- the provision of retail services in Beijing and certain other cities in the PRC
- investment in commercial and residential properties in Beijing and Hong Kong
- operation of a water purification and treatment plant in Beijing
- property construction and development
- the provision of telecommunications and information technology ("IT") related services
- construction of geothermal energy systems and provision of related installation services
- restaurant operations in the PRC, Thailand, Indonesia, Singapore and Malaysia

As at 31 December 2005 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Investments Limited, which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is Beijing Holdings Limited ("BHL"), which is incorporated in Hong Kong.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for (i) the periodic remeasurement of hotel and investment properties, and certain financial assets at fair value; and (ii) a disposal group and non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell, as further explained in note 2.4 to the financial statements. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs are relevant to the Group and became effective in the current year for the preparation of these financial statements:

- HKAS 1 (Revised) "Presentation of Financial Statements"
- HKAS 16 (Revised) "Property, Plant and Equipment"
- HKAS 27 (Revised) "Consolidated and Separate Financial Statements"
- HKAS 39 (Revised) "Financial Instruments: Recognition and Measurement"
- HKAS 40 (Revised) "Investment Property"
- HKFRS 3 (Revised) "Business Combinations"
- HK-Int 4 "Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases"

The new and revised HKFRSs have had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

- HKAS 1 Amendment "Capital Disclosures"
- HKAS 19 Amendment "Actuarial Gains and Losses, Group Plans and Disclosures"
- HKAS 21 Amendment "Net Investment in a Foreign Operation"
- HKAS 39 Amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- HKAS 39 Amendment "The Fair Value Option"
- HKAS 39 & HKFRS 4 Amendments "Financial Guarantee Contracts"
- HKFRSs 1 & 6 Amendments "First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"

• HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
• HKFRS 7	"Financial Instruments: Disclosures"
• HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"
• HK(IFRIC)-Int 5	"Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
• HK(IFRIC)-Int 6	"Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
• HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5, HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 do not apply to the activities of the Group. HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 shall be applied for annual periods beginning on or after 1 December 2005 and 1 March 2006, respectively.

The HKAS 21 Amendment prescribes the accounting treatment on recognition of exchange differences in respect of net investment in foreign operations.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group/Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an available-for-sale financial asset accounted for in accordance with HKAS 39, if the Group/Company holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of jointly-controlled entities, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in jointly-controlled entities. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit

sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against the consolidated capital reserve

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is transferred to retained profits as a movement in reserves when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates, after reassessment, is recognised immediately in the income statement.

The excess for jointly-controlled entities and associates is included in the Group's share of the jointly-controlled entities' and associates' profit or loss in the period in which the investments are acquired.

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, deferred tax assets, financial assets, investment properties, goodwill and non-current assets/ disposal group classified as held for sale), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Property, plant and equipment (previously referred to as "fixed assets") and depreciation

Hotel property

Hotel property is an interest in a hotel building and its integral fixed plant which is collectively used in the operation of the hotel. Following initial recognition at cost, the hotel property is carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation on such property and accumulated impairment losses. Fair value is determined by reference to its open market value on the basis of annual professional valuation performed at the end of each financial year. Accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the hotel property and the net amount is restated to the revalued amount of the hotel property.

Changes in the carrying amount of the hotel property as a result of a revaluation are dealt with as movements in the property revaluation reserve. If this reserve is insufficient to cover a deficit, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

Depreciation of the hotel property is calculated on the straight-line basis to write off the valuation of the hotel property over its estimated useful life of 40 years.

On derecognition of the hotel property, the relevant portion of the property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", as further explained in the accounting policy for "Non-current assets and disposal groups held for sale".

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other property, plant and equipment is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its estimated residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	2% to 10%
Leasehold improvements	Over the lease terms or 5 to 10 years, whichever is shorter
Plant and machinery	5% to 20%
Furniture, fixtures and office equipment	10% to 20%
Motor vehicles	10% to 20%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs, and not depreciated. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the period of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties or inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use.

When a property occupied by the Group as an owner-occupied property becomes an investment property, any difference between the carrying amount and the fair value of the property at the date of change in use is accounted for as follows:

(a) any resulting decrease in the carrying amount of the property is recognised in the income statement in the period the change in use took place.

(b) any resulting increase in the carrying amount is credited to the income statement, to the extent the increase reverses a previous impairment loss for that property, or restores the carrying amount of the property to an amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the property in prior years; and any remaining part of the increase in the carrying amount is credited directly to equity in the property revaluation reserve. On subsequent disposal of the property, the relevant portion of the property revaluation reserve realised is transferred to retained profits as a movement in reserves.

For a transfer from inventories to investment properties, any difference between the fair value of the property at that date and its previous carrying amount is recognised in the income statement.

When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at the completion date and its previous carrying amount is recognised in the income statement.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition, subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the buildings as a finance lease in property, plant and equipment.

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

An intangible asset is derecognised on disposal or no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the intangible asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant intangible asset.

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and a toll road, and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the respective periods of the operating concessions granted to the Group of 20 to 40 years.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

Licences

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset arising from the projects so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as movements in the investment revaluation reserve, until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in the investment revaluation reserve is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any accumulated impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale financial assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are recognised in profit or loss and are not reversed.

Available-for-sale financial assets carried at fair value

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from the investment revaluation reserve to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Convertible bonds

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Properties under development

Properties under development represent properties developed for sale and are stated at cost less any accumulated impairment losses. Cost comprises the prepaid land premiums for land together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customer for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customer for contract work.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Provisions for product warranties granted by the Group on certain products are recognised based on sales volume and past experience of the level of repairs and returns, discounted to their present value as appropriate.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation/amortisation charge.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods and pre-sale of properties under development for which the agreements were entered into after January 2004, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods or the properties sold;

(b) toll revenue, rental and hotel income, on an accrual basis;

(c) from the sale of completed properties, upon execution of the sale agreements;

(d) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(e) from the rendering of services, when the services are rendered;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) from the trading of listed or unlisted investments, on the trade dates; and

(h) other investment income, when the right to receive payment has been established.

Employee benefits

Share-based payment transactions

The Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), each operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group, the Beijing Development group and the Xteam group, respectively. Employees (including directors) of the respective groups receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, Beijing Development and Xteam ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 "Share-based Payment" in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2003 and to those granted on or after 1 January 2004.

Upon the exercise of share options, the resulting shares issued are recorded by the Company, Beijing Development or Xteam as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company, Beijing Development or Xteam in the respective share premium accounts. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Paid leave carried forward

The Group provides paid annual leave to certain of its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange fluctuation reserve relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as investment property.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill in aggregate carried as an asset in the consolidated balance sheet as at 31 December 2005 was HK$275,777,000 (2004: HK$330,198,000), details of which are set out in note 17 to the financial statements.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operation segment produces, distributes and sells brewery products;

(b) the retail operation segment operates department stores in Beijing and certain other cities in the PRC;

(c) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(d) the water treatment operation segment operates a water purification and treatment plant in Beijing and sells purified water;

(e) the telecommunications and IT related services and products segment comprises the construction of broadband infrastructure, sale of software, the provision of Internet services and IT technical support and consultation services;

(f) the dairy operation segment produces, distributes and sells dairy products (discontinued during the year ended 31 December 2004 – *note 10*); and

(g) the corporate and others segment comprises the construction of geothermal energy systems and provision of related installation services, tourism and hotel operations (discontinued during the year ended 31 December 2005 – *note 52(b)(v)*), production, distribution and sale of wine and processed food products, restaurant operations, property construction and development, property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004:

Year ended 31 December 2005

Group

	Continuing operations							Discontinued operation		
	Brewery operation	Retail operation	Expressway and toll road operations	Water treatment operation	Telecom-munications and IT related services and products	Corporate and others	Total	Dairy operation	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	4,556,142	4,510,210	477,440	506,638	273,199	676,984	11,000,613	-	-	11,000,613
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other revenue and gains, net	74,424	107,475	3,742	-	9,956	29,318	224,915	79,987	-	304,902
Total	4,630,566	4,617,685	481,182	506,638	283,155	706,302	11,225,528	79,987	-	11,305,515
Segment results	387,883	131,739	290,577	166,595	(8,562)	(206,452)	761,780	79,987		841,767
Interest income							73,165	-		73,165
Unallocated revenue and gains, net							142,740	-		142,740
Unallocated expenses							(6,458)	-		(6,458)
Profit from operating activities							971,227	79,987		1,051,214
Finance costs							(156,220)	-		(156,220)
Share of profits and losses of:										
Jointly-controlled entities	-	(14,179)	-	-	(264)	(12,449)	(26,892)	-		(26,892)
Associates	(2,391)	-	(410)	-	(411)	25,005	21,793	-		21,793
Profit before tax							809,908	79,987		889,895
Tax							(175,086)	-		(175,086)
Profit for the year							634,822	79,987		714,809

	Continuing operations								Discontinued operation		
	Brewery operation *HK$'000*	Retail operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Telecom-munications and IT related services and products *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Dairy operation *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment assets	7,458,097	1,474,409	1,709,479	1,238,023	435,974	7,123,702	19,439,684	-	(4,434,091)	15,005,593
Share of net assets of:										
Jointly-controlled entities	-	138,098	-	-	44,649	13,681	196,428	-	-	196,428
Associates	11,395	25,188	3,090	-	2,129	211,404	253,206	-	-	253,206
	7,469,492	1,637,695	1,712,569	1,238,023	482,752	7,348,787	19,889,318	-	(4,434,091)	15,455,227
Unallocated assets							4,219,071	-	-	4,219,071
Total assets							24,108,389	-	(4,434,091)	19,674,298
Segment liabilities	1,777,389	622,744	465,648	458,244	122,347	4,383,888	7,830,260	-	(4,434,091)	3,396,169
Unallocated liabilities							3,771,136	-	-	3,771,136
Total liabilities							11,601,396	-	(4,434,091)	7,167,305
Other segment information:										
Depreciation	429,420	57,923	50,510	86	5,491	51,431	594,861	-	-	594,861
Amortisation of other intangible assets	-	-	31,346	71,259	2,312	1,066	105,983	-	-	105,983
Impairment losses on:										
Segment assets	-	-	-	-	-	81,308	81,308	-	-	81,308
Unallocated assets										1,083
Capital expenditure	1,056,158	149,295	9,751	6,304	5,071	142,701	1,369,280	-	-	1,369,280

Year ended 31 December 2004

Group

	Continuing operations							Discontinued operation		
	Brewery operation	Retail operation	Expressway and toll road operations	Water treatment operation	Telecom-munications and IT related services and products	Corporate and others	Total	Dairy operation	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	3,494,029	3,021,404	435,371	490,566	436,399	902,187	8,779,956	885,684	-	9,665,640
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other revenue and gains, net	100,660	44,436	(1,815)	-	1,942	72,577	217,800	16,498	-	234,298
Total	3,594,689	3,065,840	433,556	490,566	438,341	974,764	8,997,756	902,182	-	9,899,938
Segment results	405,108	130,100	262,327	194,297	85,429	(167,111)	910,150	(108,744)		801,406
Interest income							43,708	1,043		44,751
Unallocated revenue and gains, net							125,903	2,139		128,042
Unallocated expenses							(49,550)	-		(49,550)
Profit/(loss) from operating activities							1,030,211	(105,562)		924,649
Finance costs							(130,338)	(7,710)		(138,048)
Share of profits and losses of:										
Jointly-controlled entities	(5,799)	17,647	-	-	(116)	55,982	67,714	(11,261)		56,453
Associates	11,586	-	-	-	19,897	19,692	51,175	-		51,175
Profit/(loss) before tax							1,018,762	(124,533)		894,229
Tax							(233,156)	3,687		(229,469)
Profit/(loss) for the year							785,606	(120,846)		664,760

	Continuing operations							Discontinued operation		
	Brewery operation HK$'000	Retail operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Telecommunications and IT related services and products HK$'000	Corporate and others HK$'000	Total HK$'000	Dairy operation HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	5,678,295	1,923,479	1,735,445	1,033,965	553,754	6,398,214	17,323,152	1,153,079	(4,938,888)	13,537,343
Share of net assets of:										
Jointly-controlled entities	-	225,401	-	-	43,585	322,843	591,829	125,113	-	716,942
Associates	335,376	20,406	-	-	140	194,388	550,310	-	-	550,310
	6,013,671	2,169,286	1,735,445	1,033,965	597,479	6,915,445	18,465,291	1,278,192	(4,938,888)	14,804,595
Unallocated assets							4,613,547	26,541	-	4,640,088
Total assets							23,078,838	1,304,733	(4,938,888)	19,444,683
Segment liabilities	1,464,257	979,599	439,043	266,104	139,369	4,248,642	7,537,014	230,763	(4,938,888)	2,828,889
Unallocated liabilities							4,751,565	263,032	-	5,014,597
Total liabilities							12,288,579	493,795	(4,938,888)	7,843,486
Other segment information:										
Depreciation	337,957	91,923	48,866	74	3,887	45,732	528,439	64,546	-	592,985
Amortisation of other intangible assets	-	-	30,711	70,656	2,263	1,058	104,688	-	-	104,688
Impairment losses on:										
Segment assets	-	-	-	-	-	29,386	29,386	17,512	-	46,898
Unallocated assets										44,300
Capital expenditure	649,621	242,801	8,809	-	40,629	40,554	982,414	92,393	-	1,074,807

(b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	13,008	34,742	10,799,561	9,445,907	188,044	184,991	-	-	11,000,613	9,665,640
Intersegment sales	4,642	10,367	-	-	40,381	38,731	(45,023)	(49,098)	-	-
Other revenue and gains, net	1,445	12,660	302,742	221,638	715	-	-	-	304,902	234,298
Total	19,095	57,769	11,102,303	9,667,545	229,140	223,722	(45,023)	(49,098)	11,305,515	9,899,938
Other segment information:										
Segment assets	4,861,816	4,682,945	14,514,771	13,730,766	63,097	62,520	(4,434,091)	(4,938,888)	15,005,593	13,537,343
Share of net assets of:										
Jointly-controlled entities	-	58	196,428	716,884	-	-	-	-	196,428	716,942
Associates	-	-	253,206	550,310	-	-	-	-	253,206	550,310
	4,861,816	4,683,003	14,964,405	14,997,960	63,097	62,520	(4,434,091)	(4,938,888)	15,455,227	14,804,595
Unallocated assets									4,219,071	4,640,088
Total assets									19,674,298	19,444,683
Capital expenditure	1,972	8	1,366,037	1,072,045	1,271	2,754	-	-	1,369,280	1,074,807

4. TURNOVER, INTEREST INCOME, OTHER REVENUE AND GAINS, NET

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from hotel operation, toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

An analysis of the Group's turnover, interest income, other revenue and gains, net is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Turnover		
Brewery operation	4,556,142	3,494,029
Retail operation	4,510,210	3,021,404
Expressway and toll road operations	477,440	435,371
Water treatment operation	506,638	490,566
Telecommunications and IT related services and products	273,199	436,399
Corporate and others	676,984	902,187
Attributable to continuing operations reported in the consolidated income statement	11,000,613	8,779,956
Attributable to the discontinued operation reported in the consolidated income statement – Dairy operation	–	885,684
	11,000,613	9,665,640
Interest income		
Bank interest income	58,132	44,751
Imputed interest income on interest-free other receivables	15,033	–
	73,165	44,751

	2005	2004
	HK$'000	*HK$'000*
Other revenue		
Compensation income	23,582	7,492
Rental income	44,633	37,452
Service income	15,866	1,013
Investment income	3,271	3,053
Government grants*	63,438	66,788
Sale of raw materials	2,995	15,117
Indemnification from a related company recognised as income – *note 52(b)(i)*	2,700	19,500
Others	58,321	51,370
	214,806	201,785
Gains, net		
Excess over the cost of acquisition of a subsidiary and minority interests	3,677	35,767
Gain on disposal of investment properties	2,466	238
Gain on disposal of interests in subsidiaries, net †	81,097	–
Gain on deemed disposal of interest in a subsidiary δ	14,498	20,715
Gain on disposal of interests in jointly-controlled entities Ω	120,273	–
Gain on disposal of interests in associates #	–	96,766
Gain on deemed disposal of an interest in an associate	–	369
Gain on disposal of available-for-sale financial assets	1,514	6,298
Gain on disposal of financial assets at fair value through profit or loss, net	2,074	841
Foreign exchange differences, net	7,237	–
	232,836	160,994
Other revenue and gains, net	447,642	362,779

* The government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants must be utilised for the development of the Company's subsidiaries.

† The gain on disposal of interests in subsidiaries recognised during the year ended 31 December 2005 mainly arose from the disposal of all of the Group's equity interests in Beijing Enterprises (Dairy) Limited ("BE Dairy"), which holds a 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), and Beijing Western-Style Food Co., Ltd. ("Western Food") during the year. Further details of the disposal of subsidiaries are set out in note 45 to the financial statements.

δ The gain on deemed disposal of interest in a subsidiary recognised during the year ended 31 December 2005 arose from the dilution of the Group's equity interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 54.86% (2004: 55.45%) to 54.46% (2004: 54.86%) upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery.

Ω The gain on disposal of interests in jointly-controlled entities recognised during the year ended 31 December 2005 arose from the disposal of all of the Group's equity interest in Beijing Enterprises (Tourism) Limited ("BE Tourism"), which holds a 75% equity interest in Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism"), and 北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited) during the year.

The gain on disposal of interests in associates recognised during the year ended 31 December 2004 mainly arose from the disposal of a 20% equity interest in Siemens Communication Networks Ltd., Beijing ("Beijing Siemens") to a joint venture partner of Beijing Siemens in April 2004.

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2005 HK$'000	2004 HK$'000
Cost of inventories sold		7,499,733	6,123,409
Cost of properties sold		29,154	336,525
Cost of services rendered		496,482	546,000
Depreciation	14	594,861	592,985
Amortisation of operating concessions*	18	102,605	101,367
Amortisation of management information systems*	18	1,887	1,886
Amortisation of licences*	18	1,491	1,435
Research and development expenditure:			
Current year expenditure		12,930	14,890
Less: Capitalised in deferred development costs	18	(2,197)	(3,642)
		10,733	11,248
Impairment arising during the year**	18	5,870	–
		16,603	11,248

	Notes	2005 HK$'000	2004 HK$'000
Impairment of property, plant and equipment**	*14*	3,780	29,386
Impairment of goodwill**	*17*	59,658	17,512
Impairment of licences**	*18*	12,000	–
Impairment of available-for-sale financial assets**		1,083	44,300
Loss on disposal of property, plant and equipment, net***		5,556	14,370
(Gain)/loss on disposal of interests in subsidiaries, net	*45*	(81,097)	6,433
Loss on deemed disposal of interest in a jointly-controlled entity		316	680
(Gain)/loss on deemed disposal of interest in an associate		927	(369)
Minimum lease payments under operating leases of land and buildings		175,282	131,584
Amortisation of prepaid land premiums	*16*	12,028	9,693
Auditors' remuneration		7,700	7,474
(Write-back of provision)/provision against inventories, net		(8,377)	3,183
Impairment on an amount due from an associate		4,500	474
Impairment on trade receivables		48,398	34,855
Impairment on other receivables		22,445	60,300
Fair value losses on financial assets at fair value through profit or loss, net		4,132	4,570
Employee benefits expense (excluding directors' remuneration – *note 7*):			
Wages, salaries and benefits in kind		893,723	642,307
Net pension scheme contributions		83,063	50,528
		976,786	692,835
Foreign exchange differences, net		(7,237)	1,094
Net rental income		(40,382)	(33,753)
Investment income:			
Listed		–	(1,116)
Unlisted		(3,271)	(1,937)

* The amortisation of operating concessions, management information systems and licences for the year are included in "Cost of sales" on the face of the consolidated income statement.

** The impairments of deferred development costs, property, plant and equipment, goodwill, licence and available-for-sale financial assets for the year are included in "Other operating expenses, net" on the face of the consolidated income statement.

*** Included in the proceeds from the disposal of property, plant and equipment for the year ended 31 December 2004 were compensations of HK$17,237,000 in aggregate received from third parties for those property, plant and equipment that were demolished or given up.

6. FINANCE COSTS

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Interest on bank loans, overdrafts and other loans wholly repayable within five years	140,185	123,744
Interest on convertible bonds	6,755	7,193
Interest on other loans	3,975	8,215
Imputed interest on an interest-free other loan from a minority shareholder	5,609	–
Total finance costs	156,524	139,152
Less: Interest capitalised in property, plant and equipment	(304)	(1,104)
	156,220	138,048

7. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Fees:		
Executive directors	560	640
Independent non-executive directors	550	540
	1,110	1,180
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	6,087	5,103
Pension scheme contributions	335	260
	6,422	5,363
	7,532	6,543

(a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Mr. Lau Hon Chuen, Ambrose	100	100
Dr. Lee Tung Hai, Leo	120	120
Mr. Wang Xian Zhang	120	120
Mr. Wu Jiesi	110	100
Mr. Robert A. Theleen	100	100
	550	540

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

(b) Executive directors

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2005				
Mr. Yi Xi Qun	–	2,341	97	2,438
Mr. Zhang Hong Hai	–	1,623	88	1,711
Mr. Li Fu Cheng	80	–	–	80
Mr. Bai Jin Rong	80	–	–	80
Mr. Guo Ying Ming	80	–	–	80
Mr. Liu Kai	–	1,359	75	1,434
Mr. Zheng Wan He	80	–	–	80
Mr. Li Man	80	–	–	80
Mr. Guo Pu Jin	80	–	–	80
Mr. Zhou Si	80	–	–	80
Mr. E Meng	–	764	75	839
	560	6,087	335	6,982

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2004				
Mr. Yi Xi Qun	–	2,274	97	2,371
Mr. Zhang Hong Hai	–	1,513	88	1,601
Mr. Li Fu Cheng	80	–	–	80
Mr. Guo Ying Ming	80	–	–	80
Mr. Liu Kai	–	1,316	75	1,391
Mr. Zheng Wan He	80	–	–	80
Mr. Guo Pu Jin	80	–	–	80
Mr. Li Man	80	–	–	80
Mr. Bao Zong Ye	80	–	–	80
Mr. Wei En Hong	80	–	–	80
Mr. Bi Yu Xi	–	–	–	–
Mr. Li Zhong Gen	80	–	–	80
	640	5,103	260	6,003

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2004: three) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	7,387	7,887
Performance related bonuses	–	–
Pension scheme contributions	347	342
	7,734	8,229

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2005	2004
	Number of employees	*Number of employees*
Nil – HK$1,000,000	1	–
HK$1,000,001 – HK$1,500,000	2	2
HK$1,500,001 – HK$2,000,000	1	2
HK$2,000,001 – HK$2,500,000	1	1
	5	5

9. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Continuing operations:		
Current – PRC		
Hong Kong	165	712
Mainland China	200,060	239,301
(Overprovision)/underprovision in prior years	(23,765)	5
Current – Overseas	1,097	486
Deferred – *note 40*	(2,471)	(7,348)
Tax charge from continuing operations	175,086	233,156
Discontinued operation:		
Current – Mainland China, the PRC	–	1,693
Deferred – *note 40*	–	(5,380)
Tax credit from the discontinued operation – *note 10(a)*	–	(3,687)
Total tax charge for the year	175,086	229,469

A reconciliation of the tax expense applicable to profit/(loss) before tax using the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(income) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Group – 2005

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Profit before tax	78,289		801,937		9,669		889,895	
Tax at the statutory tax rate	13,701	17.5	264,639	33.0	2,901	30.0	281,241	31.6
Lower tax rate for specific provinces or local authority	–	–	(159,062)	(19.8)	(2,009)	(20.8)	(161,071)	(18.1)
Adjustments in respect of current tax of previous periods	425	0.5	(24,190)	(3.0)	–	–	(23,765)	(2.7)
Profit and losses attributable to jointly-controlled entities and associates	58	0.1	1,484	0.2	–	–	1,542	0.2
Income not subject to tax	(40,652)	(51.9)	(48,478)	(6.1)	(150)	(1.6)	(89,280)	(10.0)
Expenses not deductible for tax	19,480	24.9	55,762	6.9	1,405	14.5	76,647	8.6
Tax losses not recognised as deferred tax assets	7,578	9.7	86,492	10.8	36	0.4	94,106	10.6
Tax losses utilised from previous periods	–	–	(3,248)	(0.4)	(1,086)	(11.2)	(4,334)	(0.5)
Tax charge at the Group's effective rate	590	0.8	173,399	21.6	1,097	11.3	175,086	19.7

Group – 2004

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Profit/(loss) before tax	(141,952)		1,029,007		7,174		894,229	
Tax at the statutory tax rate	(24,841)	17.5	339,573	33.0	2,152	30.0	316,884	35.4
Lower tax rate for specific provinces or local authority	–	–	(85,686)	(8.3)	(1,530)	(21.3)	(87,216)	(9.7)
Adjustments in respect of current tax of previous periods	–	–	5	–	–	–	5	-
Profit and losses attributable to jointly-controlled entities and associates	6,691	(4.7)	(33,831)	(3.3)	–	–	(27,140)	(3.0)
Income not subject to tax	(12,220)	8.6	(72,567)	(7.1)	(86)	(1.2)	(84,873)	(9.5)
Expenses not deductible for tax	20,917	(14.7)	19,179	1.9	307	4.3	40,403	4.5
Tax losses not recognised as deferred tax assets	10,387	(7.3)	66,004	6.4	764	10.6	77,155	8.6
Tax losses utilised from previous periods	(6)	–	(4,622)	(0.4)	(1,121)	(15.6)	(5,749)	(0.6)
Tax charge at the Group's effective rate	928	(0.6)	228,055	22.2	486	6.8	229,469	25.7

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

10. DISCONTINUED OPERATION

On 6 December 2004, the Company publicly announced that it had entered into two separate share transfer agreements on 3 December 2004 with 北京三元集團有限責任公司 ("San Yuan Group"), a related company, and BHL, the ultimate holding company, to conditionally dispose of all its interest in BE Dairy, a wholly-owned subsidiary of the Company, as to 65.46% and 34.54% to San Yuan Group and BHL at cash considerations of RMB323,621,000 and RMB237,392,000, respectively. The disposal transactions were approved by the shareholders of the Company in the extraordinary general meeting held on 7 January 2005 and the Company ceased to have control over BE Dairy since that day.

In accordance with the share transfer agreement entered into with San Yuan Group, the cash consideration of RMB323,621,000 is to be settled by three instalments, with the first instalment of RMB258,896,800, the second and final instalments of RMB32,362,100 each being due on 12 January 2005, 31 January 2006 and 31 December 2006, respectively. As at 31 December 2005, RMB216,630,000 of the first instalment had been settled and the remaining portion of RMB42,266,800 was settled subsequent to the balance sheet date in March 2006. The whole second instalment, which has been overdue, remains unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on the amount due is foreseen.

In accordance with the share transfer agreement entered into with BHL, the cash consideration of RMB237,392,000 is to be settled by four instalments, with the first instalment of RMB23,739,200, the second, third and final instalments of RMB71,217,600 each being due on 12 January 2005, 7 January 2006, 7 January 2007 and 7 January 2008, respectively. As at 31 December 2005, the first instalment had been fully settled but the whole amount of the second instalment, which has been overdue, remains unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on the amount due is foreseen.

The major asset of BE Dairy is its 55% equity interest in Sanyuan Foods, a company whose shares are listed on the Shanghai Stock Exchange and principally engaged in the production and sale of dairy products in Mainland China. Dairy operation represented a separate major business segment of the Group and was solely undertaken by Sanyuan Foods. As at 31 December 2004, Sanyuan Foods was classified as a disposal group held for sale.

(a) The results of the discontinued operation dealt with in the consolidated financial statements for the years ended 31 December 2005 and 2004 are summarised as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Turnover	–	885,684
Expenses	–	(1,010,217)
Loss before tax of the discontinued operation	–	(124,533)
Gain on disposal of the discontinued operation	79,987	–
Profit/(loss) before tax from the discontinued operation	79,987	(124,533)
Tax:		
Related to loss before tax of the discontinued operation	–	3,687
Related to gain on disposal of the discontinued operation	–	–
	–	3,687
Profit/(loss) for the year from the discontinued operation	79,987	(120,846)

(b) The major classes of assets and liabilities of the discontinued operation as at the balance sheet date are as follows:

		Group	
		2005	**2004**
	Note	*HK$'000*	*HK$'000*
Assets:			
Property, plant and equipment	*14*	–	665,406
Investment properties	*15*	–	2,420
Prepaid land premiums	*16*	–	60,950
Goodwill	*17*	–	2,196
Interests in jointly-controlled entities		–	125,113
Available-for-sale financial assets		–	22,892
Inventories		–	85,280
Trade and bills receivables		–	120,424
Other receivables		–	81,650
Taxes recoverable		–	3,649
Pledged bank balances		–	156
Cash and cash equivalents		–	134,597
Assets of a disposal group classified as held for sale	*33*	–	1,304,733
Liabilities:			
Trade and bills payables		–	(64,171)
Other payables and accruals		–	(166,592)
Bank and other borrowings		–	(262,281)
Deferred tax liabilities	*40*	–	(751)
Liabilities directly associated with assets of a disposal group classified as held for sale	*33*	–	(493,795)
Net assets attributable to the discontinued operation		–	810,938

(c) The net cash flows of the discontinued operation dealt with in the consolidated financial statements for the years ended 31 December 2005 and 2004 are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Net cash inflow from operating activities	–	41,910
Net cash outflow from investing activities	–	(47,014)
Net cash inflow from financing activities	–	7,183
Net cash inflow incurred by the discontinued operation	–	2,079

(d) Earnings/(loss) per share from the discontinued operation

	2005	2004
Basic from the discontinued operation	HK$0.13	(HK$0.11)
Diluted from the discontinued operation	N/A	N/A

The calculation of basic earnings/(loss) per share amounts from the discontinued operation is based on:

	2005	2004
Profit/(loss) for the year attributable to shareholders of the Company from the discontinued operation	HK$79,987,000	(HK$68,704,000)
Weighted average number of ordinary shares in issue during the year used in the basic earnings/(loss) per share calculation	622,500,000	622,500,000

11. PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The loss for the year attributable to shareholders of the Company for the year ended 31 December 2005 dealt with in the financial statements of the Company, was HK$111,190,000 (2004: profit of HK$383,143,000) *(note 36(b))*.

12. DIVIDENDS

	2005	**2004**
	HK$'000	*HK$'000*
Interim – HK$0.10 (2004: HK$0.10) per ordinary share	62,250	62,250
Proposed final – HK$0.20 (2004: HK$0.20) per ordinary share	124,500	124,500
	186,750	186,750

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, adjusted to reflect the effect of the convertible bonds issued by Yanjing Brewery, a subsidiary of the Company, on the profit for the year attributable to shareholders of the Company assuming the exercise or conversion of all outstanding convertible bonds issued by Yanjing Brewery, and the weighted average number of ordinary shares in issue during the year.

The calculations of the basic and diluted earnings per share amounts for the year ended 31 December 2005 are based on the following data:

Earnings:

	2005 *HK$'000*	2004 *HK$'000*
(i) For profit for the year:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation	570,422	503,188
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	4,526	4,819
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(12,466)	(14,077)
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	562,482	493,930

	2005	2004
	HK$'000	*HK$'000*
(ii) For profit for the year from continuing operations:		
Profit for the year from continuing operations attributable to shareholders of the Company, used in the basic earnings per share calculation	490,435	571,892
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	4,526	4,819
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(12,466)	(14,077)
Profit for the year from continuing operations attributable to shareholders of the Company, used in the diluted earnings per share calculation	482,495	562,634

Number of ordinary shares:

	2005	2004
Weighted average number of ordinary shares in issue during the year used in basic and diluted earnings per share calculations	622,500,000	622,500,000

The exercise of the outstanding share options of the Company, Beijing Development and Xteam, subsidiaries of the Company, during the years ended 31 December 2005 and 2004 did not have a diluting effect on the Group's basic earnings per share for these years.

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Notes	Expressway and related structures HK$'000 (note (a))	Buildings HK$'000 (notes (a), (c), (d), (e))	Leasehold improvements HK$'000	Plant and machinery HK$'000 (note (c))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000 (note (b))	Hotel properties HK$'000	Total HK$'000
Year ended 31 December 2005										
At 31 December 2004 and 1 January 2005:										
Cost		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	-	9,726,745
Accumulated depreciation and impairment		(167,671)	(685,981)	(306,648)	(1,906,982)	(201,795)	(119,097)	-	-	(3,388,174)
Net carrying amount		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571
Net carrying amount:										
At 1 January 2005		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571
Acquisition of subsidiaries	*44*	-	377,047	1,705	445,436	8,089	8,572	109,135	-	949,984
Additions		-	48,822	56,316	197,093	61,282	29,164	973,935	-	1,366,612
Transfer from construction in progress		-	625,748	49,177	458,739	32,829	3,737	(1,170,230)	-	-
Transfer to investment properties	*15*	-	(88,073)	-	-	-	-	-	-	(88,073)
Transfer to non-current assets held for sale	*33*	-	(15,222)	-	-	-	-	-	-	(15,222)
Depreciation provided for the year		(32,890)	(95,525)	(39,103)	(342,117)	(58,911)	(26,315)	-	-	(594,861)
Impairment during the year recognised in the income statement		-	(3,780)	-	-	-	-	-	-	(3,780)
Fair value gain on revaluation upon transfer to investment properties		-	12,712	-	-	-	-	-	-	12,712
Disposals		-	(11,303)	(9,433)	(7,070)	(9,756)	(5,590)	(15,299)	-	(58,451)
Disposal of subsidiaries	*45*	-	(11,755)	-	(4,422)	(402)	(1,652)	-	-	(18,231)
Reclassifications		-	20,226	-	(36,403)	16,131	46	-	-	-
Exchange realignment		21,064	56,808	2,577	51,280	3,488	2,541	9,998	-	147,756
At 31 December 2005		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	-	8,037,017
At 31 December 2005:										
Cost		1,230,672	3,972,136	442,285	5,070,147	481,682	267,352	447,588	-	11,911,862
Accumulated depreciation and impairment		(204,423)	(778,587)	(273,703)	(2,228,280)	(256,995)	(132,857)	-	-	(3,874,845)
Net carrying amount		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	-	8,037,017

	Notes	Expressway and related structures HK$'000 (note (a))	Buildings HK$'000 (notes (a), (c), (d), (e))	Leasehold improvements HK$'000	Plant and machinery HK$'000 (note (c))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000 (note (b))	Hotel properties HK$'000	Total HK$'000
Year ended 31 December 2004										
At 1 January 2004:										
Cost or valuation		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
Accumulated depreciation and impairment		(137,603)	(562,917)	(292,324)	(1,737,513)	(136,047)	(134,943)	-	-	(3,001,347)
Net carrying amount		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501
Net carrying amount:										
At 1 January 2004		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501
Acquisition of subsidiaries	44	-	191,482	1,804	143,424	7,668	9,267	985	-	354,630
Additions		-	181,913	23,363	158,797	47,378	31,520	616,194	-	1,059,165
Transfer from construction in progress		809	155,644	64,397	272,476	28,282	7,663	(529,271)	-	-
Transfer to investment properties	15	-	(16,544)	-	-	-	-	(43,793)	-	(60,337)
Depreciation provided for the year		(30,068)	(143,992)	(26,199)	(311,168)	(48,439)	(33,119)	-	-	(592,985)
Impairment during the year recognised in the income statement		-	(28,370)	-	(1,016)	-	-	-	-	(29,386)
Disposals		-	(81,910)	(8,481)	(5,732)	(1,284)	(9,561)	(25,074)	(4,234)	(136,276)
Attributable to the discontinued operation	10(b)	-	(292,472)	-	(306,554)	-	(17,911)	(34,944)	(13,525)	(665,406)
Disposal of subsidiaries	45	-	(8,598)	(850)	(75,838)	(65)	(2,162)	(822)	-	(88,335)
At 31 December 2004		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571

(a) The expressway and related structures, and buildings included above as at 31 December 2005 are held under the following lease terms:

Group

	Hong Kong	**Elsewhere**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Cost:			
Long term leases	51,580	–	51,580
Medium term leases	43,500	5,107,728	5,151,228
	95,080	5,107,728	5,202,808

(b) **Construction in progress**

Construction in progress represents the following major projects which remained incomplete as at 31 December 2005:

Group

Name of project	**Expected year of completion**	*HK$'000*
Wangfujing Beixia	2006	189,550
Brewery production plants	2006	212,932
Other projects	Various	45,106
		447,588

(c) Certain of the above buildings, plant and machinery with an aggregate net carrying amount at the balance sheet date of HK$275,857,000 (2004: HK$519,673,000) were pledged to secure certain bank and other loans granted to the Group *(note 37(d)(i))*.

(d) Certain buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market value basis. Had the carrying values of these buildings been carried at historical cost less accumulated depreciation, their net carrying amounts would have been HK$34,380,000 (2004: HK$35,304,000).

(e) The impairment losses recognised during the year ended 31 December 2004 mainly represent the write-down of certain properties in Hong Kong in the "Corporate and others" segment to their recoverable amounts upon their being transferred to investment properties during that year. The recoverable amount was based on fair value less costs to sell and was determined based on valuations performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers. The valuations undertaken were based on the open market value basis using the Direct Comparison Approach.

Company

	Buildings	Leasehold improvements	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2005					
At 31 December 2004 and 1 January 2005:					
Cost	42,319	10,008	5,354	2,056	59,737
Accumulated depreciation	(4,248)	(9,206)	(4,565)	(1,050)	(19,069)
Net carrying amount	38,071	802	789	1,006	40,668
Net carrying amount:					
At 1 January 2005	38,071	802	789	1,006	40,668
Additions	1,292	1,961	393	–	3,646
Depreciation provided for the year	(972)	(148)	(323)	(262)	(1,705)
Disposals	–	(615)	–	–	(615)
At 31 December 2005	38,391	2,000	859	744	41,994
At 31 December 2005:					
Cost	43,611	5,038	5,747	2,056	56,452
Accumulated depreciation	(5,220)	(3,038)	(4,888)	(1,312)	(14,458)
Net carrying amount	38,391	2,000	859	744	41,994

	Buildings	Leasehold improvements	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2004					
At 1 January 2004:					
Cost	42,319	9,239	4,838	2,056	58,452
Accumulated depreciation	(3,286)	(9,129)	(4,303)	(789)	(17,507)
Net carrying amount	39,033	110	535	1,267	40,945
Net carrying amount:					
At 1 January 2004	39,033	110	535	1,267	40,945
Additions	–	769	516	–	1,285
Depreciation provided for the year	(962)	(77)	(262)	(261)	(1,562)
At 31 December 2004	38,071	802	789	1,006	40,668

The Company's buildings are all situated in Mainland China and are held under medium term leases.

15. INVESTMENT PROPERTIES

		Group		Company	
		2005	2004	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Carrying amount at 1 January		342,722	277,461	134,000	134,000
Transfer from buildings	*14*	88,073	16,544	–	–
Transfer from construction in progress	*14*	–	43,793	–	–
Disposals		(1,008)	(6,441)	–	–
Attributable to the discontinued operation	*10(b)*	–	(2,420)	–	–
Fair value gains on revaluation, net		13,635	13,785	–	–
Exchange realignment		3,398	–	–	–
Carrying amount at 31 December		446,820	342,722	134,000	134,000

(a) Investment properties of the Group as at 31 December 2005 are held under the following lease terms:

Group

	Hong Kong	Elsewhere	Total
	HK$'000	*HK$'000*	*HK$'000*
Long term leases	49,650	–	49,650
Medium term leases	9,000	388,170	397,170
	58,650	388,170	446,820

The Company's investment properties are all situated in Mainland China and are held under medium term leases.

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 50(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and related expenses in respect of these investment properties are summarised as follows:

	Group		**Company**	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Gross rental income	25,954	22,249	6,353	6,598
Direct expenses	(4,534)	(3,700)	(582)	(742)
Net rental income	21,420	18,549	5,771	5,856

(c) In the prior year, as at 31 December 2004, one of the Group's investment properties with a carrying amount at that date of HK$6,500,000 was pledged to secure a bank loan granted to the Group (*note 37(d)*).

(d) At 31 December 2005, the investment properties were revalued by DTZ Debenham Tie Leung Limited and CB Richard Ellis Limited, independent professionally qualified valuers, on the open market income capitalisation basis or the open market value basis using the Direct Comparison Approach.

16. PREPAID LAND PREMIUMS

Group

	Note	**2005** *HK$'000*	**2004** *HK$'000*
Carrying amount at 1 January		438,369	445,719
Acquisition of subsidiaries	*44*	19,781	74,368
Additions		9,569	18,771
Transfer to non-current assets held for sale	*33*	(4,097)	–
Amortisation provided for the year		(12,028)	(9,693)
Disposals		(68,825)	(24,787)
Attributable to the discontinued operation	*10(b)*	–	(60,950)
Disposal of subsidiaries	*45*	–	(5,059)
Exchange realignment		7,235	–
Carrying amount at 31 December		390,004	438,369
Less: Portion classified as current assets		(12,684)	(8,176)
Non-current portion		377,320	430,193

All leasehold land of the Group as at 31 December 2005 are held under medium term leases.

17. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, is as follows:

	Note	**2005** *HK$'000*	**2004** *HK$'000*
At 1 January:			
Cost		330,198	302,767
Accumulated impairment		–	(2,356)
Net carrying amount		330,198	300,411
Net carrying amount:			
At 1 January		330,198	300,411
Acquisition of subsidiaries	*44*	8,916	27,052
Acquisition of minority interests		3,061	4,761
Reclassification from interests in jointly-controlled entities as a result of the related jointly-controlled entities becoming subsidiaries during the year	*20(a)*	–	17,682
Impairment during the year recognised in the income statement		(59,658)	(17,512)
Partial disposal of subsidiaries		(7,764)	–
Attributable to the discontinued operation	*10(b)*	–	(2,196)
Exchange realignment		1,024	–
At 31 December		275,777	330,198
At 31 December:			
Cost		335,435	330,198
Accumulated impairment		(59,658)	–
Net carrying amount		275,777	330,198

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions of subsidiaries before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, is as follows:

Group

	2005	**2004**
	HK$'000	*HK$'000*
At 1 January:		
Cost	429,693	429,693
Accumulated impairment	(5,132)	(5,132)
Net carrying amount	424,561	424,561
Net carrying amount:		
At 1 January	424,561	424,561
Disposal of subsidiaries	(79,457)	–
At 31 December	345,104	424,561
At 31 December:		
Cost	345,104	429,693
Accumulated impairment	–	(5,132)
Net carrying amount	345,104	424,561

Impairment testing of goodwill

Carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business operations of the Group for impairment testing as follows:

Group

	Note	2005 HK$'000	2004 HK$'000
Continuing operations:			
Retail operation	*(i)*	34,520	33,822
Expressway and toll road operations	*(ii)*	21,687	21,687
Telecommunications and IT related services and products operation	*(iii)*	132,230	132,622
Geothermal energy systems operation	*(iii)*	44,625	104,283
Others		42,715	37,784
		275,777	330,198
Discontinued operation – Dairy operation	*10(b)*	–	2,196
Total goodwill		275,777	332,394

(i) The recoverable amounts of the relevant business units in the retail operation have been determined based on (a) the fair value of the assets and liabilities of the relevant business unit less the costs to sell; and (b) a value in use calculation using a cash flow projection which is based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projection is 16%, which reflects the average discount rate for the relevant industry and the business risk of the relevant business unit.

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations has been determined based on a value in use calculation. To calculate this, cash flow projection is made based on financial budgets approved by senior management covering a period of approximately 16 years, which represents the remaining period of the operating right of the relevant business unit. The discount rate applied to the cash flow projection is 13.5%, which is based on the average discount rate for the toll road industry and the business risk of the relevant business unit. No growth is expected after the first five-year period in the cash flow projection.

(iii) The recoverable amounts of those business operations have been determined by reference to business valuations performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on a value in use calculation using cash flow projections which are based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projection is 25%, which is determined by reference to the average discount rates for the relevant industries and the business risks of the relevant business units.

During the year ended 31 December 2005, an impairment loss of HK$59,658,000 (2004: HK$17,512,000) has been recognised in the income statement for the goodwill attributable to the Group's geothermal energy systems operation (2004: a business unit of the Group's dairy operation) as the senior management of the Group believes that the recoverable amount of the relevant business unit is less than the carrying amount with reference to the business valuation.

Based on the impairment testing of goodwill, in the opinion of the directors, no further impairment provision is considered necessary for the remaining balance of the Group's goodwill.

Key assumptions used in value in use calculations

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

- **Budgeted turnover**

  Budgeted turnover are based on the following assumptions:

  – in respect of the relevant business unit in expressway and toll road segment, based on the traffic and toll revenue forecast; and

  – in respect of the business units in other business segments, with reference to (i) the expected growth rate of the market in which the assessed entity operates and (ii) the expected market share of the assessed entity.

- **Budgeted gross margins**

  The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- **Business environment**

  There have been no major changes in the existing political, legal and economic conditions in the PRC and other locations in which the assessed entity carried on its business.

18. OTHER INTANGIBLE ASSETS

Group

	Operating concessions HK$'000 (note (a))	Management information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000 (note (b))	Total HK$'000
Year ended 31 December 2005					
At 31 December 2004 and 1 January 2005:					
Cost	2,027,321	18,868	21,994	16,936	2,085,119
Accumulated amortisation and impairment	(503,268)	(5,974)	(2,170)	(13,294)	(524,706)
Net carrying amount	1,524,053	12,894	19,824	3,642	1,560,413
Net carrying amount:					
At 1 January 2005	1,524,053	12,894	19,824	3,642	1,560,413
Acquisition of a subsidiary – *note 44*	47,596	–	–	–	47,596
Additions	–	–	471	2,197	2,668
Amortisation provided for the year	(102,605)	(1,887)	(1,491)	–	(105,983)
Impairment during the year recognised in the income statement	–	–	(12,000)	(5,870)	(17,870)
Exchange realignment	30,650	212	149	31	31,042
At 31 December 2005	1,499,694	11,219	6,953	–	1,517,866
At 31 December 2005:					
Cost	2,126,925	19,231	22,681	–	2,168,837
Accumulated amortisation and impairment	(627,231)	(8,012)	(15,728)	–	(650,971)
Net carrying amount	1,499,694	11,219	6,953	–	1,517,866

	Operating concessions HK$'000 (note (a))	Management information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000 (note (b))	Total HK$'000
Year ended 31 December 2004					
At 1 January 2004:					
Cost	2,027,321	18,868	9,994	13,294	2,069,477
Accumulated amortisation and impairment	(401,901)	(4,088)	(735)	(13,294)	(420,018)
Net carrying amount	1,625,420	14,780	9,259	–	1,649,459
Net carrying amount:					
At 1 January 2004	1,625,420	14,780	9,259	–	1,649,459
Additions	–	–	12,000	3,642	15,642
Amortisation provided for the year	(101,367)	(1,886)	(1,435)	–	(104,688)
At 31 December 2004	1,524,053	12,894	19,824	3,642	1,560,413

* Internally generated

(a) Operating concessions

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly-owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment operation.

As at 31 December 2005, the remaining amortisation period of this operating concession is approximately 13 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Municipal Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun at a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2005, the remaining amortisation period of this operating concession is approximately 16 years and 4 months.

(iii) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% owned subsidiary acquired during the year, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	**Concession fee rate**
The portion exceeding RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeding RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeding RMB100 million	40%

As at 31 December 2004, LQX Tourism was a 75% indirectly owned jointly-controlled entity of the Company and became a subsidiary of the Company upon the acquisition of a 100% equity interest in an intermediate holding company of LQX Tourism by the Group during the year ended 31 December 2005, further details of which are set out in note 52(b)(iv) to the financial statements. Following the acquisition, the operation concession became an asset of the Group.

As at 31 December 2005, the remaining amortisation period of this operating concession was approximately 32 years and 7 months.

(b) Deferred development costs

In 2002, government assistance of HK$4,710,000 was received from a government authority of the PRC in relation to a technology development project undertaken by the Group and was accounted for as a deduction in arriving at the carrying amount of the deferred development costs as at 31 December 2004.

19. INTERESTS IN SUBSIDIARIES

	Company	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	3,711,852	4,100,247
Due from subsidiaries	2,480,986	2,890,020
Loans to a subsidiary	50,000	–
Due to subsidiaries	(741,785)	(813,280)
	5,501,053	6,176,987
Impairment	(441,174)	(261,751)
	5,059,879	5,915,236

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary comprise two loans of HK$12 million and HK$38 million, respectively, which are unsecured, bear interest at a rate of 4% per annum and are repayable in November 2006. The carrying amounts of these amounts due from/to subsidiaries and loans to a subsidiary approximate to their fair values.

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
Beijing Yanjing Brewery Company Limited *	PRC/ Mainland China	RMB1,019,446,039	–	54.46	Production and sale of beer
Fujian Yanjing Huiquan Brewery Co., Ltd. ("Yanjing Huiquan") *δ	PRC/ Mainland China	RMB250,000,000	–	28.52†	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司(Baotou Yanjing Brewery Company Limited) ("Yanjing Baotou")	PRC/ Mainland China	RMB193,219,374	–	42.76†	Production and sale of beer
燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited)	PRC/ Mainland China	RMB160,776,000	–	41.15†	Production and sale of beer
燕京啤酒(赤峰)有限責任公司(Yanjing Brewery (Chifeng) Company Limited)	PRC/ Mainland China	RMB153,070,200	–	42.70†	Production and sale of beer
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	PRC/ Mainland China	RMB86,880,000	–	52.23	Production and sale of beer
燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited)	PRC/ Mainland China	RMB180,660,000	–	51.06	Production and sale of beer

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB95,000,000	–	50.45	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB129,511,385	–	41.35[†]	Production and sale of beer
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	PRC/ Mainland China	RMB187,053,800	–	69	Production and sale of beer
燕京啤酒(山東無名)股份有限公司(Yanjing Brewery (Shandong Wuming) Company Limited)	PRC/ Mainland China	RMB83,499,643	–	30.35[†]	Production and sale of beer
燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	PRC/ Mainland China	RMB170,700,000	–	53.18	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB140,000,000	–	52.51	Production and sale of beer
燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited)	PRC/ Mainland China	RMB133,350,000	–	40.84[†]	Production and sale of beer
燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited)	PRC/ Mainland China	RMB50,000,000	–	51.74	Production and sale of beer

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
長沙華南燕京啤酒銷售有限公司 (Changsha Huanan Yanjing Brewery Sales Co., Ltd.)	PRC/ Mainland China	RMB20,000,000	–	51.74	Production and sale of beer
北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited)	PRC/ Mainland China	US$20,000,000	–	40.84[†]	Production and sale of beverages
燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited)[§]	PRC/ Mainland China	RMB100,000,000	–	54.27	Production and sale of beer
廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited)[§]	PRC/ Mainland China	RMB100,000,000	–	65.84	Production and sale of beer
燕京啤酒(曲阜三孔)有限責任公司(Yanjing Brewery (Qufu Sankong) Co., Ltd.)	PRC/ Mainland China	RMB230,769,230	–	55.55	Production and sale of beer
燕京惠泉啤酒(撫州)有限公司 (Yanjing Huiquan Brewery (Huzhou) Co., Ltd.)[§]	PRC/ Mainland China	RMB130,000,000	–	28.46[†]	Production and sale of beer
Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing")[*]	PRC/ Mainland China	RMB392,973,026	–	50.1	Department store operations
北京雙安商場有限責任公司 (Beijing Shuang An Department Store Co., Ltd.) ("Shuang An")	PRC/ Mainland China	RMB280,000,000	–	50.1	Department store operations

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
成都王府井百貨有限公司 (Chengdu Wang Fu Jing Department Store Co., Ltd.)	PRC/ Mainland China	RMB50,000,000	–	35.07[1]	Department store operations and property development
廣州王府井百貨大樓有限責任公司 (Guangzhou Wangfujing Department Store Company Limited)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
武漢王府井百貨有限責任公司 (Wuhan Wangfujing Department Store Company Limited)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
長沙王府井百貨有限責任公司 (Changsha Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
包頭王府井百貨有限責任公司 (Baotou Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations
重慶王府井百貨有限責任公司 (Chongqing Wangfujing Department Store Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	50.1	Department store operations

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Beijing Capital Expressway Development Co., Ltd.	PRC/ Mainland China	US$64,053,700	-	96	Operations of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.	PRC/ Mainland China	RMB217,500,000	-	53.08	Operations of a toll road
Beijing Long Qing Xia Tourism Development Co., Ltd. [§]	PRC/ Mainland China	RMB120,000,000	-	75	Operations of tourism businesses
恒有源科技發展有限公司 (Ever Source Scientific and Technology Development Co., Ltd.)	PRC/ Mainland China	RMB118,685,285	10.41	68.65	Production and sale of geothermal energy systems
北京北控恒有源科技發展有限公司(Beijing Enterprises Ever Source (Beijing) Company Limited) [Ω]	PRC/ Mainland China	US$3,000,000	-	69.81	Licence holding
北京永源熱泵有限責任公司 (Beijing Ever Hot Pumps Co., Ltd.) ("Ever Hot Pumps")	PRC/ Mainland China	RMB2,483,160	-	35.60[†]	Production and sale of machineries for geothermal energy systems
北京恒有源環境系統設備安裝工程有限公司 (Beijing Ever Source Environmental Equipment Installation Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	-	69.81	Installation of geothermal energy systems
Beijing Bei Kong Water Production Co., Ltd. [Ω]	PRC/ Mainland China	US$1,000,000	100	100	Operations of a water treatment plant

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
北京北控水務有限公司 (Beijing Beikong Waterworks Co., Ltd.)[δ]	PRC/ Mainland China	RMB100,000,000	–	99.9	Investment holding
北京宏業房地產開發有限責任公司 (Beijing Hongye Real Estate Development Co. Ltd.)	PRC/ Mainland China	RMB30,000,000	–	50.1	Property investment and development
Beijing Development (Hong Kong) Limited [x]	Hong Kong	HK$493,981,150	–	55.81	Investment holding
Xteam Software International Limited [x]	Cayman Islands/ Hong Kong	HK$37,584,718	–	30.75[†]	Investment holding
衝浪平台(中國)軟件技術有限公司 (Xteam Software (China) Co., Limited) [Ω]	PRC/ Mainland China	US$3,000,000	–	30.75[†]	Sale of computer software and provision of related services
北京博大電信通網絡技術有限公司 ("Beijing Boda")	PRC/ Mainland China	RMB8,000,000	–	20.48[†]	Lease of underground optical fiber pores
北京發展物業投資管理有限公司 (Beijing Development Property Investment and Management Co., Ltd.)	PRC/ Mainland China	US$4,000,000	–	47.72[†]	Property investment
北控軟件有限公司 (Becom Software Co., Ltd.)	PRC/ Mainland China	RMB50,000,000	–	38.17[†]	Provision of management information system services

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by		Principal activities
			Company	Group	
北京北控電信通信息技術有限公司 (Beijing Enterprises Teletron Information Technology Co., Ltd.) Ω	PRC/ Mainland China	RMB100,000,000	–	40.18†	Construction of information networks, provision of IT technical support and consultation services
湖南教育信息服務有限公司 (Hunan Education Information Service Co., Ltd.)	PRC/ Mainland China	RMB10,000,000	–	22.88†	Construction of information networks and provision of IT technical support services
北京北控偉仕軟件工程技術有限公司 (Beijing Enterprises VST Software Technology Co., Ltd.) ("VST Software")	PRC/ Mainland China	RMB2,000,000	–	30.75†	Software development
Beijing Enterprises Holdings High-Tech Development Co., Ltd.	PRC/ Mainland China	US$30,000,000	97.99	97.99	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd. ("Investment Management")	PRC/ Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	PRC/ Mainland China	US$2,700,000	51	51	Production and sale of wine

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
北京順興葡萄酒有限公司 (Beijing Shun Xing Wine Co., Ltd.)	PRC/ Mainland China	RMB11,880,000	51	51	Production and sale of wine
Beijing Enterprises (Properties) Limited	British Virgin Islands/ Hong Kong	US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	HK$2	100	100	Property investment
北京燕京中發生物技術有限公司(Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	PRC/ Mainland China	RMB40,000,000	–	43.89†	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of the Company's control over the entities.

* Domestic A shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange. The shares in Yanjing Brewery held by the Group are legal person shares and cannot be traded on any stock exchange.

Domestic A shares of Yanjing Huiquan and Wangfujing are listed on the Shanghai Stock Exchange. All of the shares of Yanjing Huiquan and approximately 194,594,400 shares (or a 49.52% interest) in Wangfujing held by the Group are legal person shares and cannot be traded on any stock exchange.

π Shares of Beijing Development and Xteam are listed on the Main Board and The Growth Enterprise Market of the Stock Exchange, respectively.

Ω These entities are registered as wholly-foreign-owned enterprises under the PRC Law.

δ Acquired/incorporated during the year.

The principal subsidiaries acquired by the Group during the year include LQX Tourism and Yanjing Huiquan, further details of the business combinations are included in notes 44 and 52(b)(iv) to the financial statements.

The principal subsidiaries disposed of by the Group during the year included Sanyuan Foods, Western Food and 北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Maglev Technology Development Co., Ltd.) ("Beijing Maglev"), further details of these disposals are included in notes 10, 45 and 52(b)(v) to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

20. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of net assets	196,428	591,829	–	–
Due from jointly-controlled entities	21,564	19,942	516	13,406
Due to jointly-controlled entities	(35,074)	(55,093)	(14,132)	(14,195)
	182,918	556,678	(13,616)	(789)

(a) The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of jointly-controlled entities, is as follows:

	2005	2004
	HK$'000	*HK$'000*
Cost and net carrying amount at 1 January	–	17,682
Reclassification to goodwill arising on acquisition of subsidiaries as a result of the related jointly-controlled entities becoming subsidiaries during the year – *note 17*	–	(17,682)
Cost and net carrying amount at 31 December	–	–

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of jointly-controlled entities before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of jointly-controlled entities prior to 1 January 2001, is as follows:

Group

	2005	**2004**
	HK$'000	*HK$'000*
Cost and net carrying amount at 1 January	118,431	159,188
Disposal of a jointly-controlled entity – *note 52(b)(v)*	(118,431)	(40,757)
Cost and net carrying amount at 31 December	–	118,431

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(c) The following is a condensed summary of financial information of the Group's jointly-controlled entities:

	2005	**2004**
	HK$'000	*HK$'000*
SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP		
Turnover	166,432	961,800
Other revenue	10,350	151,648
Total revenue	176,782	1,113,448
Total expenses	(199,551)	(1,046,742)
Profit/(loss) before tax	(22,769)	66,706
Tax	(6,317)	(10,253)
Minority interest	2,194	–
Profit/(loss) for the year	(26,892)	56,453

	2005	2004
	HK$'000	*HK$'000*
SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP		
Property, plant and equipment	9,172	469,528
Operating concession *(note)*	–	36,034
Other non-current assets	187,277	93,338
Current assets	137,471	278,602
Non-current liabilities	(97,560)	(116,410)
Current liabilities	(47,117)	(176,302)
Losses in excess of investment costs not absorbed by the Group	7,185	7,039
Net assets	196,428	591,829

Note: The operating concession as at 31 December 2004 was the operating concession of LQX Tourism to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. The operating concession became an asset of the Group as detailed in note 18(a)(iii) to the financial statements.

Particulars of the principal jointly-controlled entities, which are all indirectly held by the Company, are as follows:

Company name	Place of incorporation/ registration and operations	Registered capital	Percentage of Ownership interest attributable to the Group	Percentage of Voting power	Percentage of Profit sharing	Principal activities
北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited)	PRC/ Mainland China	US$59,600,000	25.05	50	50	Provision of retail management services
北京教育信息網服務中心有限公司 (Beijing Education Information Network Service Centre Co., Ltd.)	PRC/ Mainland China	RMB12,000,000	20.09	50	36	Provision of information network service
北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.)	PRC/ Mainland China	RMB50,000,000	24	44.4	43	Operations of contactless multipurpose electronics payment cards
Beijing Wang Fu Jing Yokado Commercial Co., Ltd.	PRC/ Mainland China	US$12,000,000	20.04	42.86	40	Operations of a chain network of supermarkets

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

21. INTERESTS IN ASSOCIATES

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	–	–	46,168	141,742
Share of net assets	253,206	550,310	–	–
Due from associates	9,573	41,033	–	3,505
Due to associates	(8,956)	–	–	–
	253,823	591,343	46,168	145,247
Impairment for amounts due from associates	(4,974)	(474)	–	–
	248,849	590,869	46,168	145,247

(a) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of associates before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, is as follows:

Group

	2005	**2004**
	HK$'000	*HK$'000*
Cost and net carrying amount at 1 January	150,402	224,569
Partial disposal of an associate	–	(74,167)
Cost and net carrying amount at 31 December	150,402	150,402

(b) The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment.

(c) The following is a condensed summary of financial information of the Group's associates:

	2005 *HK$'000*	2004 *HK$'000*
SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP		
Turnover	186,803	446,024
Other revenue	4,355	5,046
Total revenue	191,158	451,070
Total expenses	(168,162)	(391,888)
Profit before tax	22,996	59,182
Tax	(1,203)	(8,007)
Profit for the year	21,793	51,175
SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP		
Property, plant and equipment	181,888	454,060
Other non-current assets	73,546	88,943
Current assets	194,290	248,089
Non-current liabilities	(60,083)	(21,169)
Current liabilities	(132,884)	(201,384)
Minority interests	(3,551)	(20,575)
Losses in excess of investment costs not absorbed by the Group	–	2,346
Net assets	253,206	550,310

Particulars of the principal associates are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of: Ownership interest attributable to the Group	Percentage of: Voting power	Percentage of: Profit sharing	Principal activities
Beijing Peking University WBL Biotech Co., Ltd. †	PRC/ Mainland China	RMB80,000,000	26.01	22.2	26.55	Production and sale of healthcare products
Biosino Bio-Technology and Science Incorporation ("BioSino") π	PRC/ Mainland China	RMB70,017,528	34.29	33.3	35	Production and sale of magnet diagnostic and pharmaceutical products
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)*	PRC/ Mainland China	RMB135,872,209	38.27	36.4	38.27	Production and sale of and mechanical electrical equipment

† The interest in this associate, which was previously directly held by the Company, was transferred to a subsidiary of the Company during the year.

π The interest in BioSino is indirectly held by the Company. Subsequent to the balance sheet date, on 27 February 2006, the H shares of BioSino were listed on The Growth Enterprise Market of the Stock Exchange. All of the shares of BioSino held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in BioSino based on the published price quotation of BioSino's listed H shares as such information would be misleading.

* 23.44% and 14.83% equity interests of this associate are directly held by the Company and indirectly held by a wholly-owned subsidiary, respectively.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

22. PLEDGED BANK BALANCES

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Pledged bank balances – *note 32*	50,241	53,911
Less: Portion classified as current assets	(15,557)	(45,168)
Non-current portion	34,684	8,743

(a) Short term pledged bank balances of HK$4,377,000 (2004: HK$23,785,000) were pledged to banks to secure certain short term bank loans *(note 37 (d)(ii))*.

(b) Short term pledged bank balances of HK$9,430,000 (2004: HK$21,383,000) and long term pledged bank balances of HK$8,135,000 (2004: HK$8,743,000) were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(c) Short term pledged bank balances of HK$1,750,000 (2004: Nil) and long term pledged bank balances of HK$26,549,000 (2004: Nil) were pledged to secure certain trade finance facilities granted to the Group *(note 41)*.

23. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed equity investments in Hong Kong, at fair value	250	250	250	250
Unlisted equity investments, at cost	532,758	306,238	141,187	80,212
	533,008	306,488	141,437	80,462
Impairment	(22,971)	(21,432)	–	–
	510,037	285,056	141,437	80,462

(a) The unlisted equity investments of available-for-sale financial assets as at 31 December 2005 included the Group's remaining 20% and 2.11% effective equity interests in Beijing Siemens, a then 40% indirectly owned associate of the Company, and Sanyuan Foods, a then 57.11% indirectly owned subsidiary of the Company, respectively. Following the Group selling its 20% and 55% equity interests in Beijing Siemens and Sanyuan Foods during the years ended 31 December 2004 and 2005, respectively, as detailed in notes 4 and 10 to the financial statements, respectively, the carrying amounts of the remaining effective equity interests in Beijing Siemens and Sanyuan Foods held by the Group, which amounted to HK$90,763,000 and HK$27,903,000, respectively, at their respective dates of disposal are accounted for as available-for-sale financial assets as the Group has neither control nor any significant influence over the two companies and no longer involves in any of their operating and financial decisions.

(b) Certain unlisted equity investments of the Group and the Company are not stated at fair value but at cost less any accumulated impairment losses, because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

24. PROPERTIES UNDER DEVELOPMENT

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
At cost	322,301	132,032
Less: Portion classified as current assets	(322,301)	–
Non-current portion	–	132,032

25. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value was HK$28,713,000 (2004: HK$53,195,000) as at the balance sheet date.

As at 31 December 2004, certain of the Group's properties held for sale with an aggregate carrying amount of HK$1,250,000 were pledged to secure certain bank and other loans granted to the Group *(note 37(d))*.

26. INVENTORIES

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Raw materials	1,181,061	963,351
Work in progress	112,234	84,508
Finished goods	180,007	112,585
Trading stocks	101,621	79,525
	1,574,923	1,239,969

At 31 December 2005, none of the inventories was carried at fair value less cost to sell (2004: Nil).

27. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Amounts due from customers for contract work	25,238	16,915
Amounts due to customers for contract work	(48,580)	(51,770)
	(23,342)	(34,855)
Contract costs incurred plus recognised profits less recognised losses to date	67,695	53,567
Less: Progress billings received and receivable	(91,037)	(88,422)
	(23,342)	(34,855)

28. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	769,933	755,437	4,844	3,742
One to two years	112,168	79,490	–	–
Two to three years	66,728	15,651	–	–
Over three years	13,082	8,766	–	–
	961,911	859,344	4,844	3,742
Less: Portion classified as current assets	(928,709)	(790,034)	(4,844)	(3,742)
Non-current portion	33,202	69,310	–	–

29. OTHER RECEIVABLES

		Group		Company	
		2005	**2004**	**2005**	**2004**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Prepayments		46,812	24,243	1,632	4,541
Deposits and other debtors		592,822	867,382	3,286	154,438
Due from holding companies	*30*	435,383	7,992	219,220	1,883
Due from fellow subsidiaries	*30*	29,108	–	29,108	–
Due from related companies	*30*	264,723	102,623	122,778	21,670
		1,368,848	1,002,240	376,024	182,532
Less: Portion classified as current assets		(1,055,066)	(825,359)	(236,080)	(178,477)
Non-current portion		313,782	176,881	139,944	4,055

(a) The non-current portion of other receivables of the Group as at 31 December 2005 mainly included the following:

(i) the amortised cost of the amounts due from the ultimate holding company, an intermediate holding company and a fellow subsidiary of the Company in an aggregate amount of RMB267,997,000 (approximately HK$257,483,000) in respect of their acquisitions of the Company's equity interests in BE Dairy, BE Tourism and Beijing Maglev. Further details of the transactions are set out in notes 10 and 52(b)(v) to the financial statements.

(ii) an investment deposit of HK$36,743,000 paid by the Group for a new investment in Mainland China.

(b) The non-current portion of the Group's other receivables as at 31 December 2004 mainly included the following:

(i) an investment deposit of HK$61,715,000 paid for the acquisition of an additional 14.2244% equity interest in Yanjing Huiquan by Yanjing Brewery from other five shareholders of Yanjing Huiquan. The acquisition of Yanjing Huiquan was approved by relevant PRC government authorities and completed in March 2005, and Yanjing Huiquan became a subsidiary of the Group since then.

(ii) investment deposits of HK$95,112,000 in aggregate paid by the Group for certain new investments in Mainland China.

(c) Included in the Group's deposits and other debtors as at the balance sheet date is an aggregate amount of HK$90,346,000 (2004: HK$139,759,000) paid in advance to related companies arising from purchases of raw materials in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free.

30. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES

The amounts due from/to holding companies are unsecured, interest-free and have no fixed terms of repayment, except that an aggregate amount of RMB421,336,000 (approximately HK$404,824,000), being the amortised cost of the amounts due from BHL and Beijing Holdings (BVI) Limited of HK$205,128,000 and HK$226,716,000, respectively, in respect of their respective acquisitions of the Group's equity interests in BE Dairy and BE Tourism, are repayable by instalments as detailed in notes 10 and 52(b)(v) to the financial statements.

The amounts due from/to fellow subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except that an amount of RMB24,774,000 (approximately HK$23,821,000), being the amortised cost of the amount due from Canfort Investment Limited of HK$25,705,000 in respect of its acquisitions of the Group's equity interest in Beijing Maglev, is repayable by instalments as detailed in note 52(b)(v) to the financial statements.

The amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment, except for an amount of RMB105,199,000 (approximately HK$100,999,000), being the amortised cost of HK$106,991,000 of the amount due from San Yuan Group in respect of its acquisition of the Company's 65.46% equity interest in BE Dairy. Further details of which are set out in note 10 to the financial statements.

The balances with related companies of the Group included in deposits and other debtors and trade and bills payables are disclosed in notes 29(c) and 41 to the financial statements, respectively.

31. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed equity investments in Hong Kong	16,682	21,937	5,760	9,366
Unlisted equity investments in Mainland China	–	290	–	–
Unlisted fund	28,869	27,975	28,869	27,725
	45,551	50,202	34,629	37,091

The above equity investments as at 31 December 2005 were classified as held for trading.

32. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash and bank balances	2,917,382	2,990,437	24,685	83,168
Cash equivalents	59,326	41,136	59,326	41,136
Time deposits	581,588	1,163,802	108,496	365,155
	3,558,296	4,195,375	192,507	489,459
Less: Pledged bank balances – *note 22*	(50,241)	(53,911)	–	–
Cash and cash equivalents	3,508,055	4,141,464	192,507	489,459

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$2,745,914,000 (2004: HK$2,729,703,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

33. ASSETS OF A DISPOSAL GROUP AND NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE AND DIRECTLY ASSOCIATED LIABILITIES

Group

	Notes	**2005** *HK$'000*	**2004** *HK$'000*
Assets of a disposal group classified as held for sale	*10(b)*	–	1,304,733
Non-current assets classified as held for sale		19,319	–
Assets of a disposal group and non-current assets classified as held for sale		19,319	1,304,733
Liabilities directly associated with:			
Assets of a disposal group classified as held for sale	*10(b)*	–	493,795
Non-current assets classified as held for sale		46,154	–
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale		46,154	493,795

The non-current assets classified as held for sale as at 31 December 2005 are certain buildings and prepaid land premium of the Group in Mainland China with net carrying amounts of HK$15,222,000 and HK$4,097,000 at that date, respectively, that are to be sold by the Group at a total cash consideration of approximately HK$76,923,000. A deposit of approximately HK$46,154,000 had been received from the purchaser as at 31 December 2005.

34. SHARE CAPITAL

Shares

	Company	
	2005	**2004**
	HK$'000	*HK$'000*
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	200,000	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	62,250	62,250

Share options

Details of the Company's share option schemes and the share options issued under the schemes are included in note 35 to the financial statements. No share options were granted or exercised during the year.

35. SHARE OPTION SCHEMES

The Company

The Company adopted a share option scheme (the "Old Scheme"), which became effective on 16 May 1997, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The Old Scheme was terminated and replaced by a new share option scheme (the "New Scheme") effective 17 October 2005 pursuant to an ordinary resolution passed by the shareholders of the Company at the extraordinary general meeting held on the same date.

All options granted under the Old Scheme either lapsed or were cancelled before the Old Scheme was terminated on 17 October 2005 and the following sets out the movements of the share options granted under the Old Scheme during the year ended 31 December 2005:

Name or category of participant	Notes	At 1 January 2005	Cancelled during the year	At 31 December 2005
		Number of share options		
Directors:				
Mr. Li Fu Cheng	*(a)*	200,000	(200,000)	–
	(b)	1,800,000	(1,800,000)	–
		2,000,000	(2,000,000)	–
Mr. Zheng Wan He	*(a)*	200,000	(200,000)	–
	(b)	1,800,000	(1,800,000)	–
		2,000,000	(2,000,000)	–
Other employees:				
In aggregate	*(a)*	210,000	(210,000)	–
In aggregate	*(b)*	1,840,000	(1,840,000)	–
		2,050,000	(2,050,000)	–
		6,050,000	(6,050,000)	–

Notes:

(a) These options were granted on 3 March 1998, at an exercise price of HK$17.03 per share. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options.

(b) These options were granted on 23 June 1998 at an exercise price of HK$17.03 per share. The consideration paid by each director and employee for the options granted was HK$1 per grant of options.

The purpose of the New Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The New Scheme became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the New Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options granted to him/her in any 12-month period and the said option exceeding 1% of the total number of ordinary shares of the Company in issue at any time.

An option granted under the New Scheme is personal to the grantee and shall not be assignable or transferrable.

The period during which an option granted under the New Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the New Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of ordinary share of the Company.

At 31 December 2005, no share option has been granted under the New Scheme.

Beijing Development

Beijing Development, a subsidiary of the Company whose shares are listed on the Main Board of the Stock Exchange, operates a share option scheme (the "BDHK Scheme") to give executives and key employees of the Beijing Development group an interest in preserving and maximising its shareholders' value in the longer term, to enable Beijing Development and its relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of the BDHK Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. The BDHK Scheme became effective on 18 June 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the BDHK Scheme is an amount equivalent, upon their exercise, to 10% of the ordinary shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the BDHK Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under the BDHK Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Beijing Development, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of the BDHK Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors of Beijing Development, but may not be less than the highest of (i) the closing price of the ordinary shares of Beijing Development on the Stock Exchange on the date of the offer of the share options; (ii) the average closing price of the ordinary shares of Beijing Development on the Stock Exchange on the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share of Beijing Development.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following sets out the movements of the share options granted under the BDHK Scheme during the year ended 31 December 2005:

		Number of share options		
Name or category of participant	*Notes*	**At 1 January 2005**	**Cancelled during the year**	**At 31 December 2005**
Director of the Company:				
Mr. E Meng	*(a)*	1,600,000	–	1,600,000
	(b)	1,200,000	–	1,200,000
		2,800,000	–	2,800,000
Other employees:				
In aggregate	*(a), (d)*	6,540,000	(180,000)	6,360,000
In aggregate	*(b)*	18,900,000	–	18,900,000
In aggregate	*(c)*	2,800,000	(2,800,000)	–
		28,240,000	(2,980,000)	25,260,000
		31,040,000	(2,980,000)	28,060,000

Notes:

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share of Beijing Development. The options may be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1 January 2002, and each further portion becomes exercisable at any time commencing on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26 June 2006. No portion of these share options was exercised during the year.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share of Beijing Development. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007. No portion of these share options was exercised during the year.

(c) These options were granted on 2 October 2003 at an exercise price of HK$1.05 per share of Beijing Development. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 2 October 2003, and each further portion becomes exercisable on 1 January in each of the following years. Owing to the resignation of a director of Beijing Development during the year, all of these options were forfeited accordingly.

(d) Owing to the resignation of certain employees of Beijing Development during the year, the share options granted to them were forfeited accordingly.

At 31 December 2005, Beijing Development had 28,060,000 share options outstanding under the BDHK Scheme, which represented approximately 5.7% of the shares of Beijing Development in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 28,060,000 additional ordinary shares of Beijing Development and additional share capital of HK$28,060,000 and share premium of HK$1,035,000 (before issue expenses).

Xteam

(a) Pre-IPO share option scheme

Xteam, a subsidiary of the Company whose shares are listed on The Growth Enterprise Market of the Stock Exchange, adopted a Pre-IPO share option scheme (the "Xteam Pre-IPO Scheme") on 30 May 2001. The Xteam Pre-IPO Scheme was terminated on 11 December 2001 and no further options can be granted under the Xteam Pre-IPO Scheme. However, all options granted prior to the termination of the Xteam Pre-IPO Scheme will remain in full force and effect.

The following sets out the movements of the share options granted under the Xteam Pre-IPO Scheme during the year ended 31 December 2005:

Category of participant	At 1 January 2005	Forfeited during the year	At 31 December 2005
	Number of share options		
Other employees:			
In aggregate (note)	80,000,000	(30,000,000)	50,000,000

Note: These options were granted on 14 November 2001 at an exercise price of HK$0.266 per share of Xteam. The options are exercisable at any time commencing on 11 June 2002 and, if not otherwise exercised, will lapse on 13 November 2011. No portion of these share options was exercised during the year. Owing to the resignation of a director of Xteam during the year, the 30,000,000 share options granted to him were forfeited accordingly.

At 31 December 2005, Xteam had 50,000,000 share options outstanding under the Xteam Pre-IPO Scheme, which represented approximately 1.3% of Xteam's shares in issue at that date. The exercise in full of the remaining share options under the Xteam IPO Scheme would, under the present capital structure of Xteam, result in the issue of 50,000,000 additional ordinary shares of Xteam and additional share capital of HK$500,000 and share premium of HK$12,800,000 (before issue expenses).

(b) Share option scheme

On 21 November 2001, Xteam adopted a share option scheme (the "Xteam Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Xteam group's operations. Eligible participants of the Xteam Scheme include Xteam's executive and non-executive directors, full-time employees, advisers and consultants of the Xteam group. The Xteam Scheme became effective on 21 November 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares which may be issued upon exercise of all options granted and yet to be granted under the Xteam Scheme is currently limited to 30% of the shares of Xteam in issue at any time. The total number of shares issued and to be issued upon exercise of the options granted and to be granted to each eligible participant in the Xteam Scheme in any 12-month period up to the date of the grant is limited to 1% of the aggregate number of issued share capital of Xteam from time to time.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Xteam at their discretion, and commences on the date upon which the options are deemed to be granted and accepted.

The exercise price of share options is determinable by the directors, but may not be less than the higher of (i) the closing price of Xteam's ordinary shares on the Stock Exchange on the date of the offer of the share options; and (ii) the average closing price of Xteam's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of offer.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following sets out the movements of the share options granted under the Xteam Scheme during the year ended 31 December 2005:

	Number of share options		
Category of participant	**At 1 January 2005**	**Forfeited during the year**	**At 31 December 2005**
Other employees:			
In aggregate *(note)*	30,000,000	(16,500,000)	13,500,000
Advisers and consultants:			
In aggregate *(note)*	33,000,000	–	33,000,000
	63,000,000	(16,500,000)	46,500,000

Note: These options were granted on 19 December 2003 at an exercise price of HK$0.14 per share of Xteam. The options are exercisable at any time commencing on 19 December 2003 and, if not otherwise exercised, will lapse on 18 December 2013. No portion of these share options was exercised during the year. Owing to the resignation of certain directors and employees of Xteam during the year, the 16,500,000 share options in total granted to them were forfeited accordingly.

At 31 December 2005, Xteam had 46,500,000 share options outstanding under the Xteam Scheme, which represented approximately 1.2% of Xteam's shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Xteam, result in the issue of 46,500,000 additional ordinary shares of Xteam and additional share capital of HK$465,000 and share premium of HK$6,045,000 (before issue expenses).

36. RESERVES

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 42 to 43 of the financial statements.

(ii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2005 was distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 17 and 21 to the financial statements, respectively.

(b) Company

	Notes	Share premium account *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 January 2004		4,839,497	321,128	5,160,625
Profit for the year	*11*	–	383,143	383,143
Interim 2004 dividend	*12*	–	(62,250)	(62,250)
Proposed final 2004 dividend	*12*	–	(124,500)	(124,500)
At 31 December 2004 and 1 January 2005		4,839,497	517,521	5,357,018
Loss for the year	*11*	–	(111,190)	(111,190)
Interim 2005 dividend	*12*	–	(62,250)	(62,250)
Proposed final 2005 dividend	*12*	–	(124,500)	(124,500)
At 31 December 2005		4,839,497	219,581	5,059,078

37. BANK AND OTHER BORROWINGS

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank overdrafts, unsecured	8,068	–	–	–
Bank loans:				
Secured	543,456	651,869	–	–
Unsecured	2,005,902	2,712,495	664,775	1,400,850
	2,549,358	3,364,364	664,775	1,400,850
Other loans, unsecured	321,017	440,407	–	–
Total bank and other loans	2,878,443	3,804,771	664,775	1,400,850
Bank overdrafts repayable within one year or on demand	8,068	–	–	–
Bank loans repayable:				
Within one year	2,335,132	1,936,928	664,775	–
In the second year	1,420	1,403,136	–	1,400,850
In the third to fifth years, inclusive	196,746	6,339	–	–
Beyond five years	16,060	17,961	–	–
	2,549,358	3,364,364	664,775	1,400,850
Other loans repayable:				
Within one year	161,932	162,709	–	–
In the second year	37,577	41,164	–	–
In the third to fifth years, inclusive	51,354	92,404	–	–
Beyond five years	70,154	144,130	–	–
	321,017	440,407	–	–
Total bank and other loans	2,878,443	3,804,771	664,775	1,400,850
Less: Portion classified as current liabilities	(2,505,132)	(2,099,637)	(664,775)	–
Non-current portion	373,311	1,705,134	–	1,400,850

(a) The bank loans of the Group and the Company include a five-year US$180 million syndicated loan facility obtained by the Company in 2001. The syndicated loan bears interest at LIBOR+0.6% and is fully repayable on 12 June 2006. The Company early repaid a principal amount of US$110 million during the year ended 31 December 2005, resulting the principal amount outstanding under the syndicated loan facility being reduced to US$70 million as at 31 December 2005.

The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

(i) If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China (the "Beijing Government"); or

(ii) If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

Within the best knowledge of the directors, none of the above events took place during the year and as at the date of approval of these financial statements.

(b) The other loans include amortised cost of interest-free loans of HK$99,384,000 (2004: HK$215,749,000) granted from related companies. The remaining other loans of HK$221,633,000 (2004: HK$224,658,000) bear interest at rates ranging from 5% to 9% (2004: 5% to 9%) per annum.

(c) HK$188,873,000 (2004: HK$185,884,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by the following:

(i) Mortgages over the Group's buildings and plant and machinery with an aggregate carrying amount at the balance sheet date of HK$275,857,000 (2004: HK$519,673,000) *(note 14(c))*; and

(ii) Mortgages over certain of the Group's bank balances at the balance sheet date of HK$4,377,000 (2004: HK$23,785,000) in aggregate *(note 22(a))*.

Certain of the Group's bank loans as at 31 December 2004 were also secured by an investment property with a carrying amount of HK$6,500,000 at that date *(note 15(c))* and mortgages over certain of the Group's properties held for sale with an aggregate carrying amount at that date of HK$1,250,000 *(note 25)*.

38. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 54.46% by the Company, issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at an original conversion price of RMB10.59 per share, which was adjusted to RMB7.06 per share as a result of a bonus issue made by Yanjing Brewery during the year and is subject to further adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has beneficial interests in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 54.46% in Yanjing Brewery.

The fair value of the liability component of the Convertible Bonds was estimated at the issuance date using an equivalent market interest rate for a similar bond without a conversion option. The equity component of the Convertible Bonds is not material to the Group and accordingly, the whole amount of the Convertible Bonds is accounted for as a financial liability of the Group.

During the year ended 31 December 2005, 465,132 units (2004: 764,484 units) and 63,020 units (2004: Nil) of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately HK$50,079,000 (2004: HK$72,020,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at respective conversion prices of RMB10.59 and RMB7.06 per share (as adjusted to take into account the bonus issue made by Yanjing Brewery during the year) and as a result of which, the Company's effective equity interest in Yanjing Brewery was diluted to 54.46% (2004: 54.86%) and a gain on deemed disposal of HK$14,498,000 (2004: HK$20,715,000) is recognised in the consolidated income statement for the year.

39. OTHER LONG TERM LIABILITIES

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Deferred income *(note)*	15,559	–
Others	17,123	8,466
	32,682	8,466

Note: Various government grants were received by the Group for the construction of specific projects or for setting up research activities in Mainland China and were included in deferred income in the balance sheet. Upon completion of the construction of the specific projects or research activities and with approvals from relevant government authorities, the relevant government grants would be released and recognised as other revenue in the income statement over the estimated useful lives of the property, plant and equipment or the deferred development costs to which they related. There were no unfulfilled conditions or contingencies relating to these grants.

In addition, the Group received certain incentives from landlords of certain department stores' operating lease arrangements. Such incentives are included in deferred income in the balance sheet, and would be released and recognised in the income statement as a reduction in rental expenses on the straight-line basis over the relevant lease terms.

40. DEFERRED TAX

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Deferred tax assets	67,772	62,747
Deferred tax liabilities	(168,527)	(163,735)
	(100,755)	(100,988)

The components of deferred tax assets and liabilities and the movements during the year are as follows:

Group – 2005

	Revaluation of properties	Fair value adjustments arising from acquisition of subsidiaries	Accelerated tax depreciation	Impairment and provisions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Net deferred tax assets/(liabilities) at 1 January 2005	(3,302)	(134,956)	3,353	33,917	(100,988)
Arising on acquisition of a subsidiary – *note 44*	–	–	(382)	–	(382)
Deferred tax credited/(charged) to income statement during the year – *note 9*	–	–	(2,469)	4,940	2,471
Exchange realignment	(68)	(2,790)	41	961	(1,856)
Net deferred tax assets/(liabilities) at 31 December 2005	(3,370)	(137,746)	543	39,818	(100,755)

Group – 2004

	Revaluation of properties *HK$'000*	Fair value adjustments arising from acquisition of subsidiaries *HK$'000*	Accelerated tax depreciation *HK$'000*	Impairment and provisions *HK$'000*	Total *HK$'000*
Net deferred tax assets/(liabilities) at 1 January 2004	(2,168)	(149,114)	(1,857)	34,534	(118,605)
Arising on acquisition of a subsidiary – *note 44*	–	–	4,138	–	4,138
Deferred tax credited to income statement during the year – *note 9*	–	–	243	12,485	12,728
Attributable to the discontinued operation – *note 10(b)*	(1,134)	14,158	829	(13,102)	751
Net deferred tax assets/(liabilities) at 31 December 2004	(3,302)	(134,956)	3,353	33,917	(100,988)

At 31 December 2005, deferred tax assets have not been recognised in respect of unused tax losses of HK$324,645,000 (2004: HK$280,777,000) as they have arisen in the Company and certain subsidiaries that have been loss-making for some time and it is not probable that taxable profits will be available against which such tax losses can be utilised.

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

41. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	1,120,017	724,357
One to two years	25,677	18,703
Two to three years	7,313	8,141
Over three years	12,548	14,581
	1,165,555	765,782

Included in the Group's trade and bills payables are amounts of HK$195,132,000 (2004: HK$153,347,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

Certain of the Group's bills payables are secured by mortgages over certain of the Group's bank balances with an aggregate amount of HK$28,299,000 (2004: Nil) *(note 22(c))*.

42. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2005	2004	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Accruals		295,874	212,275	47,081	47,244
Other liabilities		1,257,348	1,104,018	42,013	5,170
Due to holding companies	*30*	–	13,415	–	12,969
Due to fellow subsidiaries	*30*	8,523	8,523	8,523	8,523
Due to related companies	*30*	277,672	206,050	–	–
		1,839,417	1,544,281	97,617	73,906

43. TAXES PAYABLE

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Income/profits tax	170,427	195,635	–	–
Consumption tax	77,370	64,262	–	–
Value-added tax	96,580	85,605	–	–
Business tax	9,385	9,761	–	–
Others	41,370	13,106	9,646	9,124
	395,132	368,369	9,646	9,124

44. BUSINESS COMBINATIONS

The fair value of the identifiable assets and liabilities of the subsidiaries acquired during the year as at their respective dates of acquisition, which have no significant differences from their respective carrying amounts, is as follows:

	Notes	LQX Tourism HK$'000 (note (a))	Yanjing Huiquan HK$'000 (note (b))	Others HK$'000 (note (c))	2005 Total HK$'000	2004 Total HK$'000
Net assets acquired:						
Property, plant and equipment	14	45,917	903,995	72	949,984	354,630
Prepaid land premiums	16	3,351	16,430	–	19,781	74,368
Operating concession	18	47,596	–	–	47,596	–
Non-current other receivables		–	1,433	–	1,433	–
Available-for-sale financial assets		–	4,375	–	4,375	282
Deferred tax assets	40	–	–	–	–	4,138
Inventories		813	117,509	25	118,347	110,374
Trade and bills receivables		–	15,191	9	15,200	16,228
Other receivables		3,302	19,531	10,007	32,840	25,903
Cash and bank balances		14,944	55,122	6,850	76,916	337,927
Trade and bills payables		–	(59,836)	–	(59,836)	(106,609)
Accruals and other liabilities		(24,189)	(47,743)	(2,813)	(74,745)	(243,948)
Taxes payable		(372)	(2,771)	–	(3,143)	(3,679)
Bank and other borrowings		(5,769)	(143,468)	–	(149,237)	(71,879)
Deferred tax liabilities	40	(382)	–	–	(382)	–
Minority interests		(20,104)	(430,147)	(7,633)	(457,884)	(69,389)
Net assets		65,107	449,621	6,517	521,245	428,346
Goodwill arising on acquisition	17	–	1,544	7,372	8,916	27,052
Goodwill reclassified from interests in jointly-controlled entities		–	–	–	–	20,404
Excess over the cost of a business combination recognised as income		–	–	–	–	(5,738)
		65,107	451,165	13,889	530,161	470,064

	LQX Tourism HK$'000 (note (a))	Yanjing Huiquan HK$'000 (note (b))	Others HK$'000 (note (c))	2005 Total HK$'000	2004 Total HK$'000
Satisfied by:					
Cash	–	125,013	3,849	128,862	196,615
Costs associated with the acquisition	–	–	425	425	4,062
Reclassification to interests in subsidiaries from interests in jointly-controlled entities	65,107	–	–	65,107	269,387
Reclassification to interests in subsidiaries from interests in associates	–	326,152	–	326,152	–
Promissory note	–	–	9,615	9,615	–
	65,107	451,165	13,889	530,161	470,064
Profit for the year since acquisition	–*	9,585*	198	9,783	27,876

* The amounts disclosed above only included the profit for the year attributable to the additional interest acquired by the Group during the year.

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	LQX Tourism *HK$'000* *(note (a))*	Yanjing Huiquan *HK$'000* *(note (b))*	Others *HK$'000* *(note (c))*	2005 Total *HK$'000*	2004 Total *HK$'000*
Cash and bank balances acquired	14,944	55,122	6,850	76,916	337,927
Cash paid for costs associated with the acquisition and cash consideration payable arising from acquisitions in the current year	–	(125,013)	(4,274)	(129,287)	(200,677)
Cash consideration payable arising from acquisitions in previous year	–	–	(86,670)	(86,670)	–
Investment deposit paid at beginning of year – *note 29(b)(i)*	–	61,715	–	61,715	–
Outstanding payable at end of year	–	–	–	–	86,670
Net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries	14,944	(8,176)	(84,094)	(77,326)	223,920

Notes:

(a) Details of the acquisition of LQX Tourism are set out in note 52(b)(iv) to the financial statements.

(b) On 25 March 2005, Yanjing Brewery acquired an additional 14.2244% equity interest in Yanjing Huiquan, a then associate of the Group before the acquisition, for a cash consideration of RMB131,575,700 (approximately HK$125,013,000) from other five ex-shareholders of Yanjing Huiquan. Yanjing Huiquan is principally engaged in the production and sale of beer in Mainland China and the domestic A shares of which are listed on the Shanghai Stock Exchange. Upon completion of the acquisition, Yanjing Brewery has a 52.3724% equity interest in Yanjing Huiquan and Yanjing Huiquan became a subsidiary of the Group.

(c) Others

(i) On 1 January 2005, Beijing Development acquired a 51% equity interest in Beijing Boda from independent third parties for a cash consideration of approximately HK$3,849,000.

(ii) On 7 December 2005, a wholly-owned subsidiary of Xteam acquired 51% in Asren Holdings Limited ("Asren") from independent third parties. The purchase consideration for the acquisition of Asren was in the form of 84,134,616 new shares of Xteam at the market price of HK$0.058 per share of Xteam on 7 December 2005 and a promissory note amounting to HK$9,615,000 issued by the wholly-owned subsidiary of Xteam to Asren.

Had the above business combinations taken place on 1 January 2005, the profit for the year of the Group and the profit for the year from continuing operations of the Group would have been HK$714,196,000 and HK$634,209,000, respectively, and the revenue (comprising turnover, interest income, other revenue and gains, net) for the year of the Group and revenue for the year from continuing operations of the Group would both have been HK$11,684,491,000.

45. DISPOSAL OF SUBSIDIARIES

	Note	2005 HK$'000	2004 HK$'000
Net assets disposed of:			
Property, plant and equipment	14	18,231	88,335
Prepaid land premiums	16	–	5,059
Available-for-sale financial assets		15	3,860
Inventories		3,441	96,760
Trade and bills receivables		7,371	2,503
Other receivables		29,468	33,249
Tax recoverable		107	–
Cash and bank balances		24,751	46,154
Trade and bills payables		(989)	(55,981)
Accruals and other liabilities		(32,053)	(92,768)
Taxes payable		(180)	(12,796)
Bank and other borrowings		–	(32,973)
Minority interests		(6,287)	(43,148)
Assets of a disposal group held for sale	10(b)	1,304,733	–
Liabilities directly associated with assets of a disposal group held for sale	10(b)	(493,795)	–
Assets and liabilities of a disposal group attributable to minority interests		(355,099)	–
Net assets		499,714	38,254
Exchange fluctuation reserve realised		(4,932)	–
Gain/(loss) on disposal of subsidiaries, net	5	81,097	(6,433)
		575,879	31,821
Satisfied by cash consideration, at fair value		547,976	31,821
Reclassification to available-for-sale financial assets from interests in subsidiaries		27,903	–
		575,879	31,821

An analysis of the net inflow/outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2005	2004
	HK$'000	*HK$'000*
Cash and bank balances disposed of	(24,751)	(46,154)
Cash and cash equivalent attributable to the discontinued operation – *note 10(b)*	(134,597)	–
Cash consideration, at fair value	547,976	31,821
Increase in fair value of cash consideration arising from the passage of time	11,590	–
Amortised cost of outstanding cash consideration at end of year	(319,543)	–
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	80,675	(14,333)

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Major non-cash transactions

Save as disclosed in notes 38 and 44(c)(ii) to the financial statements, there are no other major non-cash transactions of investing and financing activities for the year ended 31 December 2005.

In respect of the cash flows for the year ended 31 December 2004, on 16 August 2004, Prime Technology Group Limited ("PTG") and E-tron Limited ("E-tron"), wholly owned subsidiaries of Beijing Development, transferred the entire issued share capital of Wisdom Elite Holdings Limited ("Wisdom Elite", the holding company of VST Software, which is engaged in the development of software) and 51% of the issued share capital of Astoria Innovations Limited, respectively, to Xteam and 1,897,546,070 and 217,967,375 ordinary shares of Xteam were issued to PTG and E-tron, respectively, as consideration for the transactions. Upon completion of the transactions, Beijing Development held an approximately 56.3% interest in Xteam and Xteam became a subsidiary of the Group. Apart from the foregoing and save as disclosed in note 38 to the financial statements, there were no other major non-cash transactions of investing and financing activities for that year.

(b) Restricted cash and cash equivalent balances

Short term pledged bank balances of HK$4,377,000 (2004: HK$23,785,000) were pledged to banks to secure certain short term bank loans *(note 37 (d)(ii))*.

Short term pledged bank balances of HK$1,750,000 (2004: Nil) and long term pledged bank balances of HK$26,549,000 (2004: Nil) were pledged to secure certain trade finance facilities granted to the Group *(note 41)*.

Short term pledged bank balances of HK$9,430,000 (2004: HK$21,383,000) and long term pledged bank balances of HK$8,135,000 (2004: HK$8,743,000) and were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, convertible bonds, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, commodity price risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

(i) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

Bank loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are charged to the income statement as incurred.

(ii) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of significant investment operations in Mainland China, the PRC, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rate.

The Group's revenue is predominately in RMB and certain portion of the bank loans is denominated in US$. As both US$ and HK$ are pegged to RMB, the Group does not expect any significant movements in the RMB/HK$ exchange rate.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

(iii) Commodity price risk

The Group's exposure to commodity price risk is minimal.

(iv) Credit risk

The Group is predominately engaged in cash income businesses like toll road, water treatment, brewery sales and retail. Accordingly, the Group has very high debtor turnover rate and low credit risk.

There are no significant concentrations of credit risk within the Group.

(v) Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and the flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

48. FINANCIAL INSTRUMENTS

Fair values

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values.

	Carrying amount		Fair value	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Financial assets:				
Non-current trade and bills receivables	33,202	69,310	32,965	68,815
Non-current other receivables	313,782	176,881	313,642	175,517
Non-current pledged bank balances	34,684	8,743	33,542	8,548
Financial liabilities:				
Non-current bank and other borrowings:				
Floating rate borrowing *(note (iii))*	–	1,407,636	–	1,407,636
Fixed rate borrowings *(note (iv))*	279,773	178,868	278,456	177,496
Interest-free borrowings *(note (v))*	93,538	181,369	93,538	110,832
Convertible bonds	548,785	587,424	568,706	663,730
Other long term liabilities (excluding deferred income)	17,123	8,466	16,218	8,039

(i) The carrying amounts of financial assets and liabilities which are due to receive or settle within one year are reasonable approximation of their respective fair value, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 23 (a) to the financial statements, certain available-for-sale financial assets of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore no disclosure of the fair values of these financial instruments is made.

(ii) The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

(iii) The balance as at 31 December 2004 mainly represented the syndicated loan of US$180 million borrowed by the Company which is due for repayment in 2006 (*note 37(a)*). The outstanding portion of the syndicated loan of US$70 million as at 31 December 2005 is included in current liabilities of the balance sheet.

(iv) The balance as at 31 December 2004 comprised bank and other borrowings of HK$116,129,000 and HK$62,739,000 attributable to continuing operations and the discontinued operation, respectively.

(v) The balance as at 31 December 2005 represented an interest-free loan of HK$93,538,000 obtained by the Group from a joint venture partner of a subsidiary and is repayable within 20 years.

Interest rate risk

The following tables set out the carrying amount, by maturity, of the Group's financial instruments as at 31 December 2005 and 2004 that are exposed to interest rate risk:

At 31 December 2005

	Within 1 year *HK$'000*	More than 1 year but less than 2 years *HK$'000*	More than 2 years but less than 3 years *HK$'000*	More than 3 years but less than 4 years *HK$'000*	More than 4 years but less than 5 years *HK$'000*	More than 5 years *HK$'000*	Total *HK$'000*	Effective interest rate *%*
Floating rate:								
Pledged bank balances	15,557	34,684	-	-	-	-	50,241	0.92
Cash and cash equivalents	2,926,467	-	-	-	-	-	2,926,467	0.97
Bank and other borrowings	(672,843)	-	-	-	-	-	(672,843)	4.95
Fixed rate:								
Cash and cash equivalents	581,588	-	-	-	-	-	581,588	1.36
Bank and other borrowings	(1,826,443)	(33,151)	(227,572)	(1,479)	(1,511)	(16,060)	(2,106,216)	5.05
Convertible bonds	-	(548,785)	-	-	-	-	(548,785)	1.20

At 31 December 2004

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Pledged bank balances *(note (i))*	45,324	8,743	–	–	–	–	54,067	0.72
Cash and cash equivalents *(note (ii))*	3,112,259	–	–	–	–	–	3,112,259	0.69
Bank and other borrowings *(note (iii))*	(58,750)	(1,401,758)	(936)	(964)	(994)	(2,984)	(1,466,386)	3.03
Fixed rate:								
Cash and cash equivalents *(note (ii))*	1,163,802	–	–	–	–	–	1,163,802	1.39
Bank and other borrowings *(note (iii))*	(2,206,049)	(33,972)	(93,718)	(32,511)	(1,464)	(17,203)	(2,384,917)	4.96
Convertible bonds	–	–	(587,424)	–	–	–	(587,424)	1.20

Notes:

(i) The balance comprised pledged bank balances of HK$53,911,000 and HK$156,000 attributable to continuing operations and the discontinued operation, respectively.

(ii) The balance comprised cash and cash equivalents of HK$4,141,464,000 and HK$134,597,000 attributable to continuing operations and the discontinued operation, respectively.

(iii) The balance comprised bank and other borrowings of HK$3,589,022,000 and HK$262,281,000 attributable to continuing operations and the discontinued operation, respectively.

49. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	17,567	30,032	–	–
Guarantee given for banking facilities granted to a jointly-controlled entity	43,846	–	43,846	–
Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 38*	–	–	548,785	587,424
	61,413	30,032	592,631	587,424

At 31 December 2005, the banking facilities granted to a jointly-controlled entity subject to a guarantee given to a bank by the Company were utilised to the extent of approximately HK$32,885,000.

50. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (as included in note 15 to the financial statements) under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2005, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	27,683	13,628
In the second to fifth years, inclusive	67,868	74,050
After five years	35,491	34,703
	131,042	122,381

(b) As lessee

The Group leases certain of its office properties, department store premises, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2005, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	185,789	210,652	2,912	619
In the second to fifth years, inclusive	644,481	999,102	3,883	–
After five years	2,300,509	1,795,164	–	–
	3,130,779	3,004,918	6,795	619

51. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Buildings:				
Contracted, but not provided for	56,413	118,321	–	–
Plant and machinery:				
Contracted, but not provided for	91,608	109,915	–	–
Acquisition of subsidiaries and capital contribution to a jointly-controlled entity:				
Contracted, but not provided for	–	265,842	–	–
Purchases of available-for-sale financial assets:				
Contracted, but not provided for	83,582	–	51,435	–
Total capital commitments	231,603	494,078	51,435	–

52. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Name of related party	Nature of transaction	*Notes*	2005 *HK$'000*	2004 *HK$'000*
The ultimate holding company				
BHL and its associates	Rental income	*(i)*	1,115	2,675
	Rental and related expenses	*(i)*	1,340	3,012
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	*(ii)*	61,072	65,701
	Purchase of bottle caps	*(ii)*	54,778	46,574
	Import of raw materials	*(iii)*	367,472	293,351
	Sale of beer	*(iv)*	9,299	10,504
	Canning service fees paid	*(v)*	20,211	18,498
	Comprehensive support service fees paid	*(vi)*	14,770	14,644
	Land rent expenses	*(vii)*	1,657	1,742
	Trademark licensing fees paid	*(viii)*	16,996	20,197
	Less: Refund for advertising subsidies	*(viii)*	(2,986)	(3,566)
包頭市國有資產監督管理委員會 (Baotou State-Owned Asset Supervision Management Commission)	Acquisition of a 27.56% equity interest in Yanjing Baotou	*(ix)*	–	37,992

Name of related party	Nature of transaction	Notes	2005 HK$'000	2004 HK$'000
承德實達農業有限公司 ("Chengde Agriculture")	Sale of a 67% equity interest in 燕京啤酒承德有限責任公司 (Yanjing Chengde Sihai Co., Ltd.) ("Yanjing Chengde")	*(x)*	–	9,782
San Yuan Group and its associates	Purchase of raw milk	*(xi)*	–	138,237
	Land use fee paid	*(xii)*	–	3,024
	Sale of a hotel	*(xiii)*	–	4,720
北京嘉銘投資有限公司 (Beijing Jia Ming Investment Company Limited)	Sale of a 35% equity interest in 北京三元嘉銘房地產開發有限公司 (Beijing San Yuan Jia Ming Property Development Company Limited) ("Sanyuan Jia Ming")	*(xiv)*	–	16,104
China Major Holdings Limited	Acquisition of a 51% equity interest in Ever Hot Pumps	*(xv)*	–	1,209
Jointly-controlled entity				
Beijing McDonald's Food Co., Ltd.	Sale of dairy products	*(iv)*	–	71,111

Name of related party	Nature of transaction	*Notes*	2005 *HK$'000*	2004 *HK$'000*
Key management personnel of subsidiaries				
Mr. Xu Seng Heng	Acquisition of a licence	*(xvi)*	–	12,000
Director-controlled entity				
北京王府井東安集團有限責任公司 (Beijing Wangfujing Dongan Group Company Limited) ("WFJ Dongan")	Compensation income	*(xvii)*	24,703	–

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of business.

Notes:

(i) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(ii) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

(iii) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(iv) The selling prices of the beer and dairy products were determined by reference to the then prevailing market rates.

(v) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(vi) The comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(vii) The land rent expenses were charged at a mutually agreed amount of RMB1,744,000 (2004: RMB1,849,000) per annum.

(viii) The trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(ix) The equity interest in Yanjing Baotou was acquired at a mutually agreed amount of RMB40,328,000.

(x) The equity interest in Yanjing Chengde was sold at a price of RMB10,384,000 which was mutually agreed between the Group and Chengde Agriculture.

(xi) The purchase price for raw milk was determined by reference to the then prevailing market rate.

(xii) The land use fee was charged at a mutually agreed amount of RMB3,210,000 for the year ended 31 December 2004.

(xiii) The hotel located in Wuxian, Jiangxu Province, the PRC, was sold at a price of RMB5,010,000 by reference to the revaluation report prepared by an independent PRC valuer.

(xiv) The equity interest in Sanyuan Jia Ming, a then subsidiary of the Group, was sold at a mutually agreed amount of RMB17,094,175.

(xv) The equity interest in Ever Hot Pumps was acquired at a mutually agreed amount of US$153,000.

(xvi) The consideration paid was based on a mutually agreed amount of HK$12,000,000.

(xvii) The compensation income was based on the loss suffered by the Group as a result of the reduction in operating size of a department store as requested by WFJ Dongan, a related company in which the legal representative is a director of the Company.

(b) Other transactions with related parties

(i) Yanjing Beer Group has undertaken to indemnify the Group for an amount of HK$2,700,000 (2004: HK$19,500,000) which is equivalent to the net impact to the Group's profit for the year attributable to shareholders of the Company as a result of the corporate income tax of Yanjing Brewery and certain of its subsidiaries being in excess of 15% for the year ended 31 December 2005. The indemnification, which would be executed if the relevant tax payment is required to be made by Yanjing Brewery, was recognised by the Group in the current year to match with the corporate income tax charge of Yanjing Brewery accrued by the Group.

(ii) In January 2005, the Company disposed of all its equity interest in BE Dairy to BHL and San Yuan Group for a total cash consideration of RMB561,013,000, pursuant to two separate equity transfer agreements entered into by the Company with each of BHL and San Yuan Group on 3 December 2004 and the resolution of the shareholders of the Company approving the transactions at an extraordinary general meeting held on 7 January 2005. Further details of the transactions are set out in note 10 to the financial statements.

(iii) On 30 April 2005, the Group and WFJ Dongan established 徐州王府井有限貨任公司 (Xuzhou Wangfujing Co., Limited) ("Xuzhou WFJ") with respective equity interests of 10% and 90%, respectively. Xuzhou WFJ has a registered capital of RMB20 million and is engaged in the operation of a department store in Xu Zhou, Jiangsu Province, the PRC.

(iv) Pursuant to an equity transfer and share repurchase agreement entered into between the Company, Magic Melody Limited (a wholly-owned subsidiary of the Company) and Beijing Tourism Development Company Limited ("BTDC", a then jointly-controlled entity owned indirectly as to 32.86% by the Company) on 2 September 2005, BTDC repurchased all of its shares held by Magic Melody Limited, and 100% equity interest in Space Express Limited held by BTDC was transferred to Magic Melody Limited as consideration for the share repurchase. Upon completion of the share repurchase, the Group no longer holds any equity interest in BTDC, and Space Express became a wholly-owned subsidiary of the Company.

Space Express Limited is an investment holding company and the major assets of which at date of completion of the share repurchase included 75% equity interests in each of Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism", which were disposed of during the year (see paragraph (v) below)) and LQX Tourism, which are engaged in the provision of tourism services in Badaling Great Wall and Longqingxia, scenic areas in Beijing, the PRC, respectively.

(v) In October 2005, the Company disposed of its 63.75% equity interest in Beijing Maglev to Canfort Investment Limited, a wholly-owned subsidiary of BHL and a fellow subsidiary of the Company, for a cash consideration of RMB38,190,000 (approximately HK$36,721,000), pursuant to an equity transfer agreement (the "Maglev Agreement") entered into between the two parties on 6 September 2005. Beijing Maglev is a Sino-foreign joint venture established in the PRC and principally engaged in the research and development of magnetic levitation technology and provision of related services. In accordance with the Maglev Agreement, the cash consideration of RMB38,190,000 is to be settled by three instalments with the first and second instalments of RMB11,457,000 each and the final instalment of RMB15,276,000 being due on 6 September 2005, 31 December 2006 and 31 December 2007, respectively. The first instalment of RMB11,457,000 had been settled as at 31 December 2005.

In addition, Space Express Limited, a wholly-owned subsidiary of the Company, disposed of all of its 100% equity interest in BE Tourism to Beijing Holdings (BVI) Limited, a wholly-owned subsidiary of BHL and an intermediate holding company of the Company, in October 2005 for a cash consideration of RMB336,835,000 (approximately HK$323,880,000), pursuant to an equity transfer agreement (the "BE Tourism Agreement") entered into between the two parties on 6 September 2005. BE Tourism is an investment holding company and the major asset of which is a 75% equity interest in Badaling Tourism, which is a joint stock limited company established in the PRC and principally engaged in the operations of tourism businesses in Badaling Great Wall, a scenic area in Beijing, the PRC and a hotel in Yanqing County, Beijing, the PRC, and the holding of a 36.25% equity interest in Beijing Maglev. In accordance with the BE Tourism Agreement, the cash consideration of RMB336,835,000 is to be settled by three

instalments with the first and second instalments of RMB101,050,500 each and the final instalment of RMB134,734,000 being due on 6 September 2005, 31 December 2006 and 31 December 2007, respectively. The first instalment of RMB101,050,500 had been settled as at 31 December 2005.

The two transactions were duly approved by shareholders at an extraordinary general meeting of shareholders of the Company held on 17 October 2005.

Loss on disposal of interest in Beijing Maglev and gain on disposal of interest in Badaling Tourism amounted to HK$9,499,000 and HK$111,478,000, respectively, which had been recognised in the consolidated income statement for the year ended 31 December 2005.

(c) Transactions with other state-owned enterprises in the PRC

BHL, the Company's ultimate holding company, is controlled by the Beijing Government and is a PRC state-owned enterprise. The Group operates in an economic environment predominated by PRC state-owned enterprises. During the year, other than BHL and certain of its subsidiaries, the Group had transactions with certain other PRC state-owned enterprises (the "Other SOEs") including, but not limited to, the sale of finished goods and purchases of raw materials. The directors consider that the transactions with the Other SOEs are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and the Other SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and such pricing policies do not depend on whether or not the customers are Other SOEs. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(d) Outstanding balances with related parties

(i) Details of the Group's balances with related parties included in deposits and other debtors and trade and bills payables are disclosed in notes 29 and 41 to the financial statements, respectively.

(ii) Details of the balances with jointly-controlled entities, associates, holding companies, fellow subsidiaries and related companies are disclosed in notes 20, 21 and 30 to the financial statements.

(iii) Details of the guarantees given by related parties in respect of the Group's bank and other borrowings and the Convertible Bonds issued by Yanjing Brewery are disclosed in notes 37 and 38 to the financial statements, respectively.

(iv) Details of the guarantee given by the Group for banking facilities granted to a jointly-controlled entity are disclosed in note 49 to the financial statements.

(e) Compensation of key management personnel of the Group

	2005	2004
	HK$'000	*HK$'000*
Short term employee benefits	7,484	9,771
Post-employment benefits	347	354
Termination benefits	–	–
Share-based payments	–	–
Total compensation paid to key management personnel	7,831	10,125

Further details of directors' emoluments are included in note 7 to the financial statements.

53. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the balance sheet date, the following significant events occurred:

(i) In February 2006, BioSino, an associate of the Company, completed a placing of 33,000,000 ordinary H shares of RMB1 each in total, comprising 30,000,000 new H shares and 3,000,000 H shares converted from old domestic shares of BioSino, at a placing price of HK$2.0 per H share and these H shares have been listed on The Growth Enterprise Market of the Stock Exchange since 27 February 2006. Upon completion of the placing, the Group's interest in BioSino was diluted from 34.29% to 24.01% and the financial impact of which to the Group is not material.

(ii) On 24 March 2006, two agreements were entered into between Yanjing Brewery and Yanjing Beer Group, pursuant to which Yanjing Brewery will transfer two investments and a receivable to Yanjing Beer Group at their then aggregate carrying amount of RMB42.6 million.

(iii) On 31 March 2006, the Company and Yanjing Brewery announced that, pursuant to the relevant rules and regulations issued by the government authorities of the PRC, including "Certain opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見) and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), a share reform plan on Yanjing Brewery has been initiated by the two shareholders of the non-tradable shares of Yanjing Brewery, namely Yanjing Beer Group and Beijing Yan Jing Brewery Co., Ltd. ("Yanjing Limited"), a 80% indirectly owned subsidiary of the Company. Yanjing Brewery is a joint stock company established under the laws of the PRC and the domestic A shares of which are listed on the Shenzhen Stock Exchange.

Pursuant to the circular on the share reform plan issued by Yanjing Brewery on 31 March 2006, both Yanjing Beer Group and Yanjing Limited proposed to offer 2.1 non-tradable shares of Yanjing Brewery to each shareholder of the tradable shares of Yanjing Brewery on the register of members of Yanjing Brewery on a share registration date that has yet to be determined, for every 10 tradable shares of Yanjing Brewery held by each of them as a consideration for these shareholders to agree the non-tradable shares of Yanjing Brewery to become tradable. If the share reform plan is fully implemented, the total issued share capital of Yanjing Brewery will comprise 100% tradable shares.

As at the date of the approval of these financial statements, the terms of the share reform plan have not yet been agreed amongst the shareholders of Yanjing Brewery.

Since the terms of the share reform plan are subject to change and finalisation, and they do not constitute an offer and are not legally binding, in the opinion of the directors, it is not appropriate to disclose the financial impact of this share reform plan to the Group at this stage.

(iv) On 31 March 2006, Investment Management and 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("Jing Lian Fa"), both are wholly-owned subsidiaries of the Company, entered into a share transfer agreement with Beijing Enterprises Group Company Limited ("BE Group", a PRC company wholly-owned by the Beijing Municipal Government), pursuant to which, Investment Management and Jing Lian Fa have conditionally agreed to sell their respective entire 49.52% and 0.61% equity interests in Wangfujing to BE Group for an aggregate consideration of RMB1 billion. Upon completion of the transaction, the Group will no longer hold any interest in Wangfujing. As at the date of approval of these financial statements, the approval of the transaction by shareholders of the Company at an extraordinary general meeting has yet to be obtained.

As the Group's retail operation, being a major separate business segment of the Group, is solely undertaken by Wangfujing, such operation would be discontinued afterwards.

Since the share transfer agreement was effected shortly before the date of approval of these financial statements, the audit of the estimated financial impact of this transaction to the Group cannot be completed and accordingly, no disclosure of the financial impact to the Group has been made.

54. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current year's presentation.

55. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 11 April 2006."

3. INDEBTEDNESS

Borrowings

At the close of business on 31 March 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had total outstanding borrowings of approximately HK$2,996 million, comprising:–

(i) secured bank and other loans of approximately HK$292 million, which are secured by certain bank deposits and property, plant and equipment;

(ii) unsecured bank and other loans of approximately HK$2,218 million, which include unsecured bank loans guaranteed by certain joint venture partners of the Group's PRC subsidiaries and third parties of approximately HK$175 million and approximately HK$33 million, respectively; and

(iii) convertible bonds of approximately HK$486 million.

Contingent liabilities

At the close of business on 31 March 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following contingent liabilities:–

(i) guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale of approximately HK$17,064,000; and

(ii) guarantee given for banking facilities granted to a jointly-controlled entity of approximately HK$44,272,000.

Disclaimer

Save as aforementioned and apart from intra-group liabilities, neither the Company nor any of the companies comprising the Group had, at the close of business on 31 March 2006, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance or acceptance credits, debentures, mortgages, charges, hire purchase or other finance lease commitments, guarantees or other material contingent liabilities.

4. WORKING CAPITAL

Taking into account of the net proceeds from the Transaction, the Group's existing cash and bank balances and the financial resources available, including internally generated funds and available banking facilities, in the absence of unforeseen circumstances, the Directors are of the opinion that the Group has sufficient working capital for its working capital requirements for the next 12 months from the date of this circular.

5. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position or prospects of the Group since 31 December 2005, being the date to which the latest audited consolidated financial statements of the Group were made up.

6. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The principal business sectors which the Group engages in include infrastructure & utilities, consumer products, retail services and technology.

The Group had gross cash and a net cash of approximately HK$3,617 million and HK$621 million respectively as at 31 March 2006. The Board believes that with the cash in hand and strong recurrent cash flows from toll roads, water treatment concession and brewery operations, the Group is capable of taking on substantial investment opportunities in the near future.

In addition, as referred to in the 2005 annual report of the Company, the revenue derived from the toll roads, brewery and water treatment operations increased steadily as compared to 2004. The Board believes that these three core businesses of the Group will grow continuously in the near future.

With the expected profits to be generated from the business operations of the Group and the proceeds from the Transaction, the Group will be in a favourable position to capture substantial investment opportunities in the near future.

The following is the text of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this circular and received from DTZ Debenham Tie Leung Limited, an independent valuer, in connection with their valuations as at 31 March 2006 of the properties of the Group.


DTZ Debenham Tie Leung
戴德梁行
International Property Advisers

National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

9 June 2006

The Directors
Beijing Enterprises Holdings Limited
Room 4301
43rd Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

Instructions, Purpose & Date of Valuation

In accordance with the instructions of Beijing Enterprises Holdings Limited (the "Company) for us to value the property interests of Beijing Wangfujing Department Store (Group) Company Limited ("Wangfujing", a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company) in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing the Company and its subsidiaries (hereinafter together referred to as the "Group") with our opinion of the market value of the property interests of Wangfujing, as at 31 March 2006.

Definition of Market Value

Our valuation of each of the property interests represents our opinion of its market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Valuation Bases & Assumptions

Our valuation excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of the properties which are situated in the PRC, we have valued them on the bases that transferable land use rights in respect of the properties for respective specific terms at nominal annual land use fees have been granted and that any premium has already been fully paid. Unless otherwise stated, we have also assumed that the grantees or users of the respective properties have free and uninterrupted rights to use or to assign the respective properties for the whole of the unexpired term as granted. We have relied on the advice given by the Group and its legal adviser, Haiwen & Partners, on the PRC law, regarding the title to each of the property interests and the interests of the Group in the properties.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the respective properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoing of an onerous nature which could affect value.

Valuation Methodology

In valuing the property interests, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the Valuation Standards (First Edition 2005) on Properties published by The Hong Kong Institute of Surveyors.

We have valued Property Nos. 1, 2, 3, 8, 9, 10, 11, 12 and 13 by direct comparison method by making reference to comparable sales evidences as available in the relevant market, or where appropriate by investment method by capitalizing the net income shown on the schedules provided to us by the Group with provisions for reversionary income potential.

In forming our opinion of values of Property No. 7 (which is under-construction), we have valued the property interests in their existing states and uses on market basis by Direct Comparison Approach assuming sale with the benefit of vacant possession and by making reference to comparable sales evidence as available on the market. We have also taken into account the construction costs and professional fees expended up to 31 March 2006 and the estimated outstanding construction costs and professional fees required to complete the development to reflect the quality of the proposed developments.

We have valued Property Nos. 4, 5 and 6 by "Depreciated Replacement Costs ("DRC") Approach". DRC is based on an estimate of the market value for the existing use of the land, plus the current gross replacement costs of the improvements, less allowances for physical deterioration and all relevant forms of obsolescence and optimization. The term gross replacement cost is defined as the estimated cost of erecting the building or a modern substitute building having the same area as the existing building at prices current at the relevant date. This figure includes fees and finance charges payable during the construction period and other associated expenses directly related to the construction of the building. The DRC Approach generally furnishes a reliable indication of value for properties with specific nature and design of buildings. The DRC is subject to adequate potential profitability of the business.

Source of Information

We have relied to a considerable extent on the information provided by the Group and its legal advisers on the PRC law. We have accepted advice given to us on such matters as statutory notices, easements, tenure, occupation, identification of the properties, rental and income receivable, construction costs, completion date of buildings, the Group's attributable interest to the properties, site and floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us and are therefore only approximations. We have had no reason to doubt the truth and accuracy of the information provided to us by the Group which are material to the valuations. We were also advised by the Group that no material facts have been omitted from the information provided.

Title Investigations

We have been provided with some documents in relation to the title of the properties in the PRC. However, we have not searched the original documents to verify the title of each of the property interests or to ascertain any amendments which may not appear on the copies handed to us but we have relied upon information given to us by the Group and its legal adviser on PRC laws in respect of the Group's interest in the properties.

Site Inspection

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspections, we did not note any serious defects. Moreover, we are not able to report that the properties are free of rot, infestation or any other structural defect, nor were any tests carried out on any of the services. We have not carried out investigations on site to determine the suitability of the ground conditions and the services etc. for any future developments. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. We have not carried out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the site and floor areas shown on the copies of the documents handed to us are correct.

Currency & Exchange Rates

Unless otherwise stated, all money amounts stated herein are in Renminbi, the official currency of the PRC.

We enclose herewith a summary of our valuations and our valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Andrew K. F. Chan
Registered Professional Surveyor (GP)
China Real Estate Appraiser
MSc., M.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. Andrew K. F. Chan is a Registered Professional Surveyor who has over 19 years' experience in the valuation of properties in the PRC.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 31 March 2006	Interest attributable to the Group	Capital value in existing state as at 31 March 2006 attributable to the Group
		RMB	%	*RMB*
Group I – Property interest held by the Group for investment in the PRC				
1.	Portions of Haiwen Wangfujing Building, No. 1 Jingsong South Road, Chaoyang District, Beijing	No commercial value *(See Note (1))*		No commercial value *(See Note (1))*
		Sub-total:		No commercial value
Group II – Property interests held and occupied by the Group in the PRC				
2.	Wangfujing Department Store, No.255 Wangfujing Avenue, Dongcheng District, Beijing	481,000,000	50.13	241,125,300
3.	Shuangan Department Store, No. 38 North 3rd Ring West Road, Haidian District, Beijing	486,500,000	48.12	234,103,800
4.	Various blocks of Warehouse, Tangjiafen Cun, Wangsiying Village, Chaoyang District, Beijing	103,000,000	50.13	51,633,900

	Property	Capital value in existing state as at 31 March 2006 *RMB*	Interest attributable to the Group *%*	Capital value in existing state as at 31 March 2006 attributable to the Group *RMB*
5.	Various blocks of warehouse situated at West of Ba Xian Zhuang Cun, Qi Jia Village, Changping County, Beijing	19,480,000	50.13	9,765,324
6.	Various blocks of warehouse situated at Cao Nian Cun, Ba Xian Zhuang, Changping County, Beijing	11,760,000	50.13	5,895,288
7.	Wangfujing Beixia Development Site, 255 Wangfujing Avenue, Dongcheng District, Beijing	No commercial value *(See Note (1))*		No commercial value *(See Note (1))*
8.	29 blocks of villa house, Chaofeng Villas, South of Shisanling Reservoir, Changping County, Beijing	No commercial value *(See Note (1))*		No commercial value *(See Note (1))*
9.	Block No. 7 of Wan Bo Yuan, 72 Youanmennei Avenue, Xuanwu District, Beijing	No commercial value *(See Note (1))*		No commercial value *(See Note (1))*
10.	53 Gan Yu Hu Tong, Dongcheng District, Beijing	19,800,000	50.13	9,925,740

	Property	Capital value in existing state as at 31 March 2006	Interest attributable to the Group	Capital value in existing state as at 31 March 2006 attributable to the Group
		RMB	%	*RMB*
11.	Portion of Wangfujing Plaza, 13 Zongfu Road, Jinjiang District, Chengdu, Sichuan Province	474,000,000	35.07	166,231,800
12.	13 office units, Level 10, NCI Tower situated at the southwest corner at the junction of Shennan Avenue Mintian Road, Futian District, Shenzhen, Guangdong Province	13,900,000	50.13	6,968,070
13.	Levels 1 to 6, No. 888 Zhongshang Avenue, Jianghan District, Wuhan, Hubei Province	No commercial value *(See Note (1))*		No commercial value *(See Note (1))*
			Sub-total:	725,649,222
			Grand Total:	725,649,222

Note: DTZ Debenham Tie Leung Limited had also valued Property Nos. 7,8,9,10,11 for Beijing Enterprises Holdings Limited as at 31 December 2005 for accounting purpose. Their valuations were the same with the valuation as at 31 March 2006.

Note (1): No capital value has been included in the Summary of Valuation or the Valuation Certificate for the following property interests because the respective Certificate for the Use of State-owned Land or Building Ownership Certificate have not yet been obtained. However, in the Valuation Certificate, we have stated in the notes to each of such property interests that on the assumption that the respective Certificates for the Use of State-owned Land for such property interests had been obtained, the market values as at 31 March 2006 for such property interests would be:

	Property	Capital value in existing state as at 31 March 2006 *RMB*	Interest attributable to the Group *%*	Capital value in existing state as at 31 March 2006 attributable to the Group *RMB*
1.	Portions of Haiwen Wangfujing Building, No. 1 Jingsong South Road, Chaoyang District, Beijing	134,000,000	30.08	40,307,200
7.	Wangfujing Beixia Development Site, 255 Wangfujing Avenue, Dongcheng District, Beijing	1,435,000,000	27.57	395,629,500
8.	29 blocks of villa house, Chaofeng Villas, South of Shisanling Reservoir, Changping County, Beijing	35,700,000	49.13	17,539,410
9.	Block No. 7 of Wan Bo Yuan, 72 Youanmennei Avenue, Xuanwu District, Beijing	261,000,000	49.13	128,229,300
13.	Levels 1 to 6, No. 888 Zhongshang Avenue, Jianghan District, Wuhan, Hubei Province	370,000,000	25.07	92,759,000

VALUATION CERTIFICATE

Group I – Property interest held by the Group for investment in the PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
1. Portions of Haiwen Wangfujing Building, No. 1 Jingsong South Road, Chaoyang District, Beijing	Haiwen Wangfujing Building comprises a 7-storey retail building erected on 2-level basement completed in 1993. The property comprises portions of the property with a total gross floor area of approximately 15,903.38 sq.m. (171,184 sq.ft.). The approximate gross floor areas of each portion of the property are stated as follows:–	The property are subject to various tenancies with a monthly rental of approximately RMB830,000.	No commercial value *(Please refer to Note (1))*

Portion	Approximate Gross Floor Area	
	sq.m.	*sq.ft.*
Levels 1	2,437.16	26,236
Levels 2	3,370.78	36,283
Levels 3	3,380.53	36,388
Levels 4	84.90	914
Levels 5	583.45	6,280
Basement 1	2,978.96	32,066
Basement 2	3,067.60	33,020
Total:	15,903.38	171,187

The land use right of the property is for commercial use with an unspecified land use term.

Notes:–

(1) We noted that the land use term is an unspecific term. On the assumption that the Certificate for the Use of State-owned Land for a term of 40 years for commercial use has been obtained, the capital value in existing state as at 31 March 2006 was RMB134,000,000 (30.08% interest attributable to the Group: RMB40,307,200).

(2) According to Certificate for the Use of State-owned Land No. 000193 issued by Beijing Choyang District Housing and Land Administrative Bureau dated 4 March 1997, the land use rights of a portion of the land on which the property erected on, comprising a site area of 4,971.70 sq.m., have been allocated to Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) for commercial uses.

(3) According to Certificate for Building Ownership No. 00184, issued by Beijing Municipal Chaoyang District Housing and Land Administration Bureau dated 15 April 1997, the building ownership for the building located at No. 1 Jingsong South Road, comprising a gross floor area of 25,439.7 sq.m., is vested in Beijing Nonggongshang Development Trade Ltd. (北京市農工商開發貿易公司) and Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) and their interests in the building are 32.072% and 67.928% respectively.

According to Housing Registration Certificate issued by Beijing Real Estate Survey and Mapping Bureau dated March 1997, the building located at No. 1 Jingsong South Road having a total gross floor area of 25,439.70 sq.m. is for commercial use. The gross floor areas are as follows:–

Portion	**Approximate Gross Floor Area** *(sq.m.)*
Levels 1 to 5	17,528.10
Basement Levels 1 to 2	7,718.70
Ancillary 1	94.70
Ancillary 2	98.20
Total	25,439.70

According to Area Summary issued by Beijing Real Estate Survey and Mapping Bureau in 2002, the gross floor area of the Wangfujing Department Store is 15,903.308 sq.m. The gross floor areas of each portion are as follows:–

Portion	**Approximate Gross Floor Area** *(sq.m.)*
Level 1	2,437.16
Level 2	3,370.78
Level 3	3,380.53
Level 4	84.90
Level 5	583.45
Basement Level 1	2,978.96
Basement Level 2	3,067.60
Total	15,903.38

(4) According to Business Licence No. 110100514017402 (2-1) dated 31 May 2005, Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) was incorporated with a registered capital of RMB10,000,000 for a valid operation period from 28 May 1996 to 27 May 2036.

(5) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. 000193 issued by Beijing Choyang District Housing and Land Administrative Bureau dated 4 March 1997, the land use rights of a portion of the land on which the property erected on, comprising a site area of 4,971.70 sq.m., have been allocated to Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) for commercial uses.

(ii) According to Certificate for Building Ownership No. 00184, issued by Beijing Municipal Chaoyang District Housing and Land Administration Bureau dated 15 April 1997, the building ownership for the building located at No. 1 Jingsong South Road, comprising a gross floor area of 25,439.7 sq.m., is vested in Beijing Nonggongshang Development Trade Ltd. (北京市農工商開發貿易公司) and Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) and their interests in the building are 32.072% and 67.928% respectively.

(iii) Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) is entitled to use or mortgage the property.

(6) We have prepared our valuation on the following assumptions:–

(i) Beijing Haiwen Wangfujing Department Store Company Limited (北京海文王府井百貨有限責任公司) is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land (Allocated)	Yes
Certificate for Building Ownership	Yes
Housing Registration Certificate	Yes
Business Licence	Yes

Group II – Property interests held and occupied by the Group in the PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
2. Wangfujing Department Store, No. 255 Wangfujing Avenue, Dongcheng District, Beijing	The property is erected on a irregular-shaped site having a total site area of approximately 7,343.60 sq.m. (79,047 sq.ft.). The property comprises two adjoining commercial/office buildings with a total gross floor area of approximately 29,231.30 sq.m. (314,646 sq.ft.), including 3,363.40 sq.m. (36204 sq.ft.) basement area and 3 ancillary buildings with a total gross floor area of approximately 466 sq.m. (501 sq.ft.). The buildings were completed between 1950s to 1980s. The land use rights of the property have been granted for a term of 40 years from 15 July 1997 to 14 July 2037 for commercial use.	The property is currently occupied by the owner.	RMB481,000,000 (50.13% attributable to the Group: RMB241,125,300)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (97) 00034 dated 15 July 1997, the land use rights of the property, comprising a site area of 7,343.6, sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨（集團）股份有限公司) for a term of 40 years from 15 July 1997 to 14 July 2037 for commercial use.

(2) According to Grant Contract of State-owned Land Use Right No. (97) 180 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights on the land of which the property erected on to Party B. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	No. 255 Wangfujing Avenue
(ii)	Total Site Area	:	7,343.60 sq.m.
(iii)	Total Gross Floor Area	:	31,314.40 sq.m.
(iv)	Use	:	Commercial
(v)	Land Premium	:	RMB375,770,000
(vi)	Annual Land Use Fee	:	RMB1 per sq.m. of site area

(3) According to Certificate for Building Ownership No. 00060 issued by Beijing Municipal Housing and Land Administrative Bureau on 2 July 1997, the building ownership of the property comprising a total gross floor area of 31,314.40 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) with details as follow:–

Block No.	No. of Storey	Year of Completion	Gross Floor Area *(sq.m.)*
1	6	1950s	24,464.30 (with 17,751.50 sq.m. above ground area, 4,172.70 sq.m. underground area and 2,540.10 sq.m. extension area)
2	N/A	1980s	33.40
3	5	1970s	368.50
4	5	1970s	4,767 sq.m. (with 3,943.70 sq.m. above ground area and 823.30 sq.m. underground area)
5	N/A	1970s	64.10
6	2	1970s	130.80
7	N/A	1970s	182.30
8	2	1980s	1,304.00
		Total:	31,314.40

As inspected, Block Nos. 6, 7 and 8 have been demolished and thus we have disregarded the values of the said buildings in the course of our valuation. The total gross floor area of Block Nos. 1 to 5 is 29,697.30 sq.m.

(4) According to Planning Permit for Construction Works No. (2005) 0415 issued by Beijing Planning Committee on 9 August 2005, an ancillary building with a gross floor area of 9,897 sq.m. is permitted to be developed.

(5) According to Notice of Design Approval No. (2004) 0267 issued by Beijing Planning Committee on 18 May 2004, an ancillary building with a gross floor area of 9,897 sq.m. is permitted to be developed with details as follows:–

(i)	Total Gross Floor Area	:	9,897 sq.m. (in which 8,564 sq.m. is above ground floor area and 1,333 sq.m. is underground floor area)
(ii)	Plot Ratio	:	3.81
(iii)	Building Density	:	75.9%
(iv)	Building Height	:	24 m
(v)	No. of Storey	:	6 storeys (5 storeys above ground and 1 storey underground)

(6) As inspected, a single-storey temporary building was erected on the land. In the course of our valuation, we have disregarded the said temporary building.

(7) According to Business Licence No. 1101011003636, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was established on 1 July 1964.

(8) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (97) 00034 dated 15 July 1997, the land use rights of the property, comprising a site area of 7,343.6, sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for a term of 40 years from 15 July 1997 to 14 July 2037 for commercial use.

(ii) According to Grant Contract of State-owned Land Use Right No. (97) 180 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights on the land having a site area of 7,343.60 sq.m. of which the property erected on to Party B with a land premium of RMB375,770,000.

(iii) According to Certificate for Building Ownership No. 00060 issued by Beijing Municipal Housing and Land Administrative Bureau on 2 July 1997, the building ownership of the property comprising a total gross floor area of 31,314.40 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司).

(iv) According to Planning Permit for Construction Works No. (2005) 0415 issued by Beijing Planning Committee on 9 August 2005, an ancillary building with a gross floor area of 9,897 sq.m. is permitted to be developed.

(v) According to Notice of Design Approval No. (2004) 0267 issued by Beijing Planning Committee on 18 May 2004, an ancillary building with a gross floor area of 9,897 sq.m. is permitted to be developed.

(vi) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is entitled to transfer, lease or mortgage the property by any legal means.

(9) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(10) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	Yes
Planning Permit for Construction Works	Yes
Notice of Design Approval	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
3. Shuangan Department Store, No. 38 North 3rd Ring West Road, Haidian District, Beijing	The property is erected on an irregular-shaped site with a site area of approximately 7,458.91 sq.m. (80,288 sq.ft.). The property comprises four adjoining buildings including three blocks of 5-storey commercial buildings with a total gross floor area of approximately 30,381.10 sq.m. (327,022 sq.ft.) and a block of 5-storey office building with a gross floor area of approximately 3,403.80 sq.m. (36,639 sq.ft.). The buildings were completed between 1980 to 1993. The land use rights of the property have been granted for a term expiring on 28 February 2041 for commercial use.	The property is currently occupied by the owner.	RMB486,500,000 (48.12% attributable to the Group: RMB234,103,800)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (2002) 2060 dated 6 September 2002, the land use rights of the property, comprising a site area of approximately 7,458.91 sq.m., have been granted to Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) for a term expiring on 28 February 2041 for commercial use.

(2) According to Certificate for Building Ownership No. 00206 issued by Beijing Municipal Land Resources and Housing Administrative Bureau on 25 June 2002, the building ownership of the property comprising a total gross floor area of 33,784.90 sq.m. is vested in Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) with details as follow:–

Block No.	No. of Storey	Building Use	Gross Floor Area *(sq.m.)*
1	5	Commercial	10,185.00
13	5	Commercial	12,548.50
14	5	Commercial	7,647.60
12	5	Commercial	3,403.80
		Total:	33,784.90

(3) According to Business Licence No. 1100001432933 (2-2), Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) was incorporated with a registered capital of RMB280,000,000 for a valid operation period from 15 April 1999 to 14 April 2022.

(4) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (2002) 2060 dated 6 September 2002, the land use rights of the property, comprising a site area of approximately 7,458.91 sq.m., have been granted to Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) for a term expiring on 28 February 2041 for commercial use.

(ii) According to Certificate for Building Ownership No. 00206 issued by Beijing Municipal Land Resources and Housing Administrative Bureau on 25 June 2002, the building ownership of the property comprising a total gross floor area of 33,784.90 sq.m. is vested in Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司).

(iii) Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) is entitled to transfer, lease or mortgage the property by any legal means.

(5) We have prepared our valuation on the following assumptions:–

(i) Beijing Shuangan Department Store Company Limited (北京雙安商場有限責任公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
4. Various blocks of Warehouse, Tangjiafen Cun, Wangsiying Village, Chaoyang District, Beijing	The property is erected on an irregular-shaped site with a site area of approximately 72,644.20 sq.m. (781,942 sq.ft.). The property comprises various blocks of single to multi-storey warehouse and ancillary buildings comprises with a total gross floor area of approximately 30,836.2 sq.m. (331,921 sq.ft.) completed between 1987 to 1991. The land use rights of the property have been granted for a term of 50 years from 8 July 1996 for warehouse use.	The property is currently occupied by the owner.	RMB103,000,000 (50.13% attributable to the Group: RMB51,633,900)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. 000162 dated 8 July 1996, the land use rights of the property, comprising a site area of approximately 72,644.20 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for warehouse use.

(2) According to Grant Contract of State-owned Land Use Right No. (97) 201 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) on 14 July 1997, Party A has agreed to grant the land use rights of the land of which the property erected on to Party B. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	Tangjiafen Cun, Wangsiying Village, Chaoyang District (朝陽區王四營鄉唐家坟村)
(ii)	Total Site Area	:	72,644.20 sq.m.
(iii)	Total Gross Floor Area	:	30,836.20 sq.m.
(iv)	Use	:	Warehouse
(v)	Land Premium	:	RMB60,880,000
(vi)	Annual Land Use Fee	:	RMB1 per sq.m. of site area
(vii)	Land Use Term	:	50 years from the issuance date of Certificate for the Use of State-owned Land

(3) According to Certificate for Building Ownership No. 00388 issued by Beijing Municipal Housing and Land Administrative Bureau on 16 September 1997, the building ownership of the property comprising a gross floor area of 30,836.20 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司).

(4) According to Business Licence No. 1101011003636, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was established on 1 July 1964.

(5) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. 000162 dated 8 July 1996, the land use rights of the property, comprising a site area of approximately 72,644.20 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for warehouse use.

(ii) According to Grant Contract of State-owned Land Use Right No. (97) 201 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) on 14 July 1997, Party A has agreed to grant the land use rights of the land having a site area of 72,644.20 sq.m. of which the property erected on to Party B with a land premium of RMB60,880,000. The land use term of the land is granted for a term of 50 years from the issuance date of Certificate for the Use of State-owned Land.

(iii) According to Certificate for Building Ownership No. 00388 issued by Beijing Municipal Housing and Land Administrative Bureau on 16 September 1997, the building ownership of the property comprising a gross floor area of 30,836.20 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司).

(iv) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is entitled to transfer, lease or mortgage the property by any legal means.

(6) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
5. Various blocks of warehouse situated at West of Ba Xian Zhuang Cun, Qi Jia Village, Changping County, Beijing	The property is erected on an irregular-shaped site with a site area of approximately 76,200 sq.m. (820,217 sq.ft). The property comprises various blocks of single to 2-storey warehouse and ancillary buildings with a total gross floor area of approximately 12,415.50 sq.m. (133,640 sq.ft.) completed in 1972 and 1973. The land use rights of the property have been granted for a term of 50 years from 14 July 1997 for warehouse use.	The property is currently occupied by the owner.	RMB19,480,000 (50.13% attributable to the Group: RMB9,765,324)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (1997)21-(02)-0119 issued by Beijing Municipal Housing and Land Administrative Bureau dated 14 July 1997, the land use rights of the property, comprising a site area of 76,200 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for warehouse use.

(2) According to Grant Contract of State-owned Land Use Rights No. (97) 204 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights of the land of which the property erected on to Party B. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	West of Ba Xian Zhuang Cun, Qi Jia Village, Changping County (昌平鎮北七家鄉八仙庄村西)
(ii)	Total Site Area	:	76,200 sq.m.
(iii)	Total Gross Floor Area	:	12,915 sq.m.
(iv)	Use	:	Warehouse
(v)	Land Premium	:	RMB17,450,000
(vi)	Annual Land Use Fee	:	RMB1 per sq.m. of site area
(vii)	Land Use Term	:	50 years from the issuance date of Certificate for the Use of State-owned Land

(3) According to Certificate for Building Ownership No. 01980 issued by Beijing Municipal Housing and Land Administrative Bureau on 10 July 1997, the building ownership of the property comprising a total gross floor area of 12,915.5 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) with details as follows:–

Block No.	Year of Completion	Gross Floor Area *(sq.m.)*
3-1	1973	25.20
3-2	1973	13.00
3-3	1972	109.60
3-4	1972	20.70
3-5	1973	32.30
3-6	1972	189.30
3-7	1973	808.80
3-8	1972	808.80
3-9	1973	808.80
2-10	1973	808.80
2-11	1973	808.80
1-12	1973	183.00
1-13	1972	182.70
1-14	1972	30.70

Block No.	Year of Completion	Gross Floor Area
		(sq.m.)
2-15	1972	168.70
2-16	1972	811.10
2-17	1973	811.10
2-18	1973	811.10
3-19	1973	811.10
3-20	1973	811.10
3-21	1972	160.70
3-22	1972	77.70
3-23	1972	23.80
3-24	1972	54.00
3-25	1973	17.40
3-26	1973	48.40
3-27	1972	293.60
3-28	1972	278.60
3-29	1973	23.30
3-30	1973	10.60
3-31	1972	761.50
3-32	1973	29.60
3-33	1972	467.00
3-34	1972	27.10
3-35	1972	261.50
3-36	1972	761.50
3-37	1972	19.10
3-38	1972	21.70
3-39	1972	23.70
	Total:	12,415.50

(4) According to Business Licence No. 1101011003636, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was established on 1 July 1964.

(5) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (1997)21-(02)-0119 issued by Beijing Municipal Housing and Land Administrative Bureau dated 14 July 1997, the land use rights of the property, comprising a site area of 76,200 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for warehouse use.

(ii) According to Grant Contract of State-owned Land Use Rights No. (97) 204 entered into between Beijing Municipal Housing and Land Administrative Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights of the land having a site area of 76,200 sq.m. of which the property erected on to Party B with a land premium of RMB17,450,000. The land use term of the land is granted for a term of 50 years from the issuance date of Certificate for the Use of State-owned Land.

(iii) According to Certificate for Building Ownership No. 01980 issued by Beijing Municipal Housing and Land Administrative Bureau on 10 July 1997, the building ownership of the property comprising a total gross floor area of 12,415.5 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司).

(iv) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is entitled to transfer, lease or mortgage the property by any legal means.

(6) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
6. Various blocks of warehouse situated at Cao Nian Cun, Ba Xian Zhuang, Changping County, Beijing, the PRC	The property is erected on an irregular-shaped site with a total site area of approximately 49,500 sq.m. (532,818 sq.ft). The property comprises various blocks of single to 2-sotrey warehouse and ancillary buildings with a total gross floor area of approximately 1,629.90 sq.m. (17,544 sq.ft.) completed between 1970 to 1989. The land use rights of the property have been granted for a term of 50 years from 14 July 1997.	The property is currently occupied by the owner.	RMB11,760,000 (50.13% attributable to the Group: RMB5,895,288)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (97)21-(01)-0120 issued by Beijing Municipal Housing and Land Administrative Bureau dated 14 July 1997, the land use rights of the property, comprising a site area of 49,500 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) for warehouse use.

(2) According to Grant Contract of State-owned Land Use Right No. (97) 203 entered into between Beijing Municipal Housing and Land Administration Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights of the land of which the property erected on to Party B. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	Cao Nian Cun, Ba Xian Zhuang, Changping County (昌平縣八仙庄曹碾村)
(ii)	Total Site Area	:	49,500 sq.m.
(iii)	Total Gross Floor Area	:	1,629.90 sq.m.
(iv)	Use	:	Warehouse
(v)	Land Premium	:	RMB11,340,000
(vi)	Annual Land Use Fee	:	RMB1 per sq.m. of site area
(vii)	Land Use Term	:	50 years from the issuance date of Certificate for the Use of State-owned Land

(3) According to Certificate for Building Ownership No. 01979 issued by Beijing Municipal Housing and Land Administrative Bureau on 10 July 1997, the building ownership of the property comprising a total gross floor area of 1,629.9 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司).

Block No.	Year of Completion	Gross Floor Area *(sq.m.)*
2-1	1970	225.00
2-2	1980	168.00
2-3	1980	196.40
2-4	1980	196.40
3-5	1980	24.80
3-6	1980	7.90
1-7	1989	523.10
2-8	1970	248.00
2-9	1970	40.30
	Total:	1,629.90

(4) According to Business Licence No. 1101011003636, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was established on 1 July 1964.

(5) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (97)21-(01)-0120 issued by Beijing Municipal Housing and Land Administrative Bureau dated 14 July 1997, the land use rights of the property, comprising a site area of 49,500 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨（集團）股份有限公司) for warehouse use.

(ii) According to Grant Contract of State-owned Land Use Right No. (97) 203 entered into between Beijing Municipal Housing and Land Administration Bureau (Party A) and Beijing Jinglianfa Investment Management Centre (北京市京聯發投資管理中心) (Party B) on 14 July 1997, Party A has agreed to grant the land use rights of the land with a site area of 49,500 sq.m. of which the property erected on to Party B with a land premium of RMB11,340,000. The land use term of the land is granted for a term of 50 years from the issuance date of Certificate for the Use of State-owned Land.

(iii) According to Certificate for Building Ownership No. 01979 issued by Beijing Municipal Housing and Land Administrative Bureau on 10 July 1997, the building ownership of the property comprising a total gross floor area of 1,629.9 sq.m. is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨（集團）股份有限公司).

(iv) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨（集團）股份有限公司) is entitled to transfer, lease or mortgage the property by any legal means.

(6) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨（集團）股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
7. Wangfujing Beixia Development Site, 255 Wangfujing Avenue, Dongcheng District, Beijing	The property comprises a composite development erected on two parcels of roughly rectangular-shaped site having a total site area of approximately 10,080 sq.m. (108,501 sq.ft.).	The property is currently under internal decoration.	No commercial value *(Please refer to Note (1))*
	The development of the property comprises a 13-storey plus 3-level basement commercial/ office composite building.	As advised by the Group, the works is scheduled for completion in 2006.	
	The approximate gross floor area and use of each constituent levels of the proposed development are planned as follows:–		

Level	Use	Approximate gross floor area sq.m.	sq.ft.
1st	Retail	8,461.76	91,082
2nd	Retail	8,038.91	86,531
3rd	Retail	8,184.76	88,101
4th	Retail	8,256.80	88,876
5th	Retail	7,900.59	85,042
6th	Retail	7,896.60	84,999
7th-9th	Entertainment	9,970.49	107,322
10th-13th	Office	6,789.98	73,087
Roof		211.68	2,279
Total:		65,711.57	707,319

In addition, the development comprises a 3-level basement with an area of approximately 34,498.70 sq.m. (371,344 sq.ft.) for retail, ancillary and car parking uses. The 1st, 2nd and 3rd basement levels accommodates a total of 280 car parking spaces.

The development is scheduled to be completed in 2006.

The land use rights of the property have been granted for a term due to expire on 14 July 2047 for composite use.

Notes:–

(1) On the assumption that the Building Ownership Certificate has been obtained, the capital value in existing state as at 31 March 2006 was RMB1,435,000,000 (27.57% interest attributable to the Group: RMB395,629,500).

(2) According to Certificate for the Use of State-owned Land No. (1999) 10045 issued by Beijing Municipal Housing and Land Administrative Bureau, the land use rights of the property, comprising a site area of 10,080 sq.m., have been granted to Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) for a term due to expire on 14 July 2047 for composite use.

(3) According to Grant Contract of State-owned Land Use Right No. (96) 096 entered into between Beijing Municipal Housing and Land Administration Bureau (the "Grantor") and Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) (the "Grantee") on 23 September 1996, the Grantor has agreed to grant the land use right of a portion of the property to the Grantee. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	North of Beijing Municipal Wangfujing Department Store Building			
(ii)	Site area	:	4,700 sq.m.			
(iii)	Use	:	Composite			
(iv)	Land premium	:	RMB116,450,880			
(v)	Planning requirement	:	(a)	Total permitted gross floor area	:	42,448 sq.m.
			(b)	Plot ratio	:	6.67
			(c)	Height restriction	:	44.8 metres (Portion: 59.1 metres)
			(d)	Green area ratio	:	7%
			(e)	Carpark construction requirement	:	327 car parking spaces and 1,416 bicycle parking spaces on basement level
(vi)	Building covenant	:	The Grantee shall commence the construction works of the proposed development within 180 days from the date on which this contract has been signed. The Grantee shall complete the proposed development for a gross floor area of not less than 10,612 sq.m. by 1 July 1997 and shall complete the whole development by 1 July 1999.			

(4) According to Grant Contract of State-owned Land Use Right No. (96) 097 entered into between Beijing Municipal Housing and Land Administrative (the "Grantor") and Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) (the "Grantee") on 23 September 1996, the Grantor has agreed to grant the land use right of a portion of the property to the Grantee. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	North of Beijing Municipal Wangfujing Department Store Building			
(ii)	Site area	:	5,380 sq.m.			
(iii)	Use	:	Composite			
(iv)	Land premium	:	RMB133,276,130			
(v)	Planning requirement	:	(a)	Total permitted gross floor area	:	48,590 sq.m.
			(b)	Plot ratio	:	6.67
			(c)	Height restriction	:	44.8 metres (Portion: 59.1 metres)
			(d)	Green area ratio	:	7%
			(e)	Carpark construction requirement	:	327 car parking spaces and 1,416 bicycle parking spaces on basement level
(vi)	Building covenant	:	The Grantee shall commence the construction works of the proposed development within 180 days from the date on which this contract has been signed. The Grantee shall complete the proposed development for a gross floor area of not less than 12,148 sq.m. by 1 July 1997 and shall complete the whole development by 1 July 1999.			

(5) We have noticed that the number of car parking spaces provided in the proposed development appeared to be not complied with the carpark construction requirement as stipulated in the above-mentioned Grant Contracts of State-owned Land Use Right. In the course of our valuation, we have, as instructed by the Group assumed that the development scheme of the property has been approved by the relevant government authorities.

(6) We have noticed that the scheduled completion date of the proposed development may not satisfy with the building covenant in respect of the completion date of the whole development as stipulated in the above-mentioned Grant Contracts of State-owned Land Use Right. In the course of our valuation, we have, as instructed by the Group, assumed that such building covenant has been extended and the development has been completed within the extended building covenant period.

(7) As advised by the Group, the estimated total construction cost and professional fee was approximately HK$667,500,000. In the course of our valuation, we have taken into account the aforesaid costs. However, we have not been provided with the costs expended on the proposed development up to 31 March 2006. In the course of our valuation, we have assumed that 90% of the aforesaid total costs had been expended up to 31 March 2006.

(8) We are of the opinion that the "Capital value when completed" of the proposed development, as at 31 March 2006, was the sum of HK$1,836,000,000.

(9) According to Business Licence, Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) was established with a registered capital of US$28,500,000 with an operation period from 12 September 1995 to 11 September 2045.

(10) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (1999) 10045, issued by Beijing Municipal Housing and Land Administrative Bureau, the land use rights of the property, comprising a site area of 10,080 sq.m., have been granted to Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) for a term due to expire on 14 July 2047 for composite use.

(ii) Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) has not obtained the Certificate for Building Ownership Certificate.

(iii) Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) is entitled to use or mortgage the property.

(11) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Building Company Limited (北京王府井大廈有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(12) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	No
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
8. 29 blocks of villa house, Chaofeng Villas, South of Shisanling Reservoir, Changping County, Beijing	The property comprises 29 blocks of 2-storey villa house completed in 1996. The property has a total gross floor area of approximately 9,195.51 sq.m. (98,980 sq.ft.). The land use rights of the property have been granted for a term of 70 years for villa use.	The property is currently vacant.	No commercial value *(Please refer to Note (1))*

Notes:–

(1) On the assumption that the Building Ownership Certificate has been obtained, the capital value in existing state as at 31 March 2006 was RMB35,700,000 (49.13% interest attributable to the Group: RMB17,539,410).

(2) The property comprises the following units and gross floor areas:–

No.	Block No.	Type	Gross Floor Area *sq.m.*
1	8223	F	342.11
2	8236	K	343.48
3	8255B	F	342.11
4	8256	A	320.12
5	8287	A	320.12
6	8259	F	342.11
7	8260	A	320.12
8	8261	A	320.12
9	8265A	A	320.12
10	8288	A	320.12
11	8289	A	320.12
12	8290	A	320.12
13	8291	A	320.12
14	8315B	G	257.82
15	8317	B	257.82
16	8268	A	320.12
17	8267	A	320.12

No.	Block No.	Type	Gross Floor Area *sq.m.*
18	8266	A	320.12
19	8202	G	257.82
20	8203	D	290.71
21	8216	F	342.11
22	8205A	G	257.82
23	8205B	G	257.82
24	8219	A	320.12
25	8215B	F	342.11
26	8215A	F	342.11
27	8110	I	484.75
28	8005B	A	231.14
29	8085A	F	342.11
		Total:	9,195.51

(3) According to Certificate for the Use of State-owned Land No. (93) 110 dated 30 November 1993 issued by Beijing Municipal Land Administration Bureau, the land use rights of the land on which the property erected, comprising a site area of 210,307 sq.m., have been granted to Zhong Fang Group Chang Ping Real Estate Development Company for a term of 70 years for villa use.

(4) According to Cooperative Agreement and its supplementary agreement both entered into between Zhong Fang Group Chang Ping Real Estate Development Company (Party A) and Beijing Hongye Real Estate Development Company (Party B) on 6 March 1996 and 10 October 1996 respectively, both parties have agreed to jointly develop and sell the villa development project known as Chaofeng Villas. The salient conditions as stipulated in the said agreements are, inter alia, summarized as follows:–

(i) Party B shall inject capital in the amount of RMB40,000,000 for the carry out of ancillary construction works such as the connection of water, electricity and gas networks to Chaofeng Villas, the construction of roads within the development and the construction of communication facilities, security facilities and the boundary walls. Such construction works shall be completed to a standard which can satisfy the design, scale and occupation requirement;

(ii) Both parties have agreed that the above-mentioned ancillary construction works shall be commenced on 15 March 1996 and shall be completed by 15 August 1996; and

(iii) In order to compensate the capital injection of RMB40,000,000 by Party B, Party A has agreed to transfer the housing ownership of 54 blocks of villa house, comprising a total gross floor area of approximately 16,000 sq.m., to Party B. The aforesaid villa houses shall be in compliance with the design requirement and shall possess the conditions for sale and occupation.

(5) As advised by the Group, Beijing Hongye Real Estate Development Company is a 50% interest owned subsidiary of the Company.

(6) According to Title Confirmation Letter entered into between Beijing Hongye Real Estate Development Company and Zhong Fang Group Chang Ping Real Estate Development Company on 25 June 1996, both parties have confirmed the exact block no., type and gross floor area of 54 villa houses as stipulated in the Cooperative Agreement and its supplementary agreement. The details of each villa house are summarized as follows:–

No.	Block No.	Type	Gross floor area *(sq.m.)*	No.	Block No.	Type	Gross Floor area *(sq.m.)*
1	8252	C	270.11	28	8292	A	320.12
2	8222	C	270.11	29	8315A	G	257.82
3	8223	F	342.11	30	8315B	G	257.82
4	8225A	C	270.11	31	8316	G	338.15
5	8225B	G	257.82	32	8317	B	257.82
6	8226	E	249.56	33	8272	A	320.12
7	8335A	B	342.11	34	8271	A	320.12
8	8236	K	343.48	35	8320	D	290.71
9	8250	F	342.11	36	8321	C	270.11
10	8251	F	342.11	37	8270	C	270.11
11	8253	G	257.82	38	8269	C	270.11
12	8287	A	320.12	39	8325A	G	257.82
13	8255A	C	270.11	40	8325B	D	290.71
14	8255B	F	342.11	41	8327	L	343.48
15	8256	A	320.12	42	8328	K	343.48
16	8257	A	320.12	43	8268	A	320.12
17	8258	G	257.82	44	8267	A	320.12
18	8259	F	342.12	45	8266	A	320.12
19	8260	A	320.12	46	8202	G	257.82
20	8261	A	320.12	47	8203	D	290.71
21	8262	A	320.12	48	8216	F	342.11
22	8263	A	320.12	49	8205A	G	257.82
23	8265A	A	320.12	50	8205B	G	257.82
24	8288	A	320.12	51	8219	A	320.12
25	8289	A	320.12	52	8215B	F	342.11
26	8290	A	320.12	53	8215A	F	342.11
27	8291	A	320.12	54	8110	I	484.75
						Total:	16,605.28

(7) According to Supplementary Agreement entered into between Beijing Jin Quan Xin Construction Works Company Limited (Party A) and Beijing Hongye Real Estate Development Company (Party B) on 8 July 1997, Party A has agreed to transfer the housing ownership of 8 blocks of villa house to Party B in order to compensate all the investment capital and up-front capital provided by Party B. The details of each villa house are summarized as follows:–

No.	Block No.	Type	Gross floor area (sq.m.)
1	8005B	A	231.14
2	8293	F	342.11
3	8295A	F	342.11
4	8295B	F	342.11
5	8296	F	342.11
6	8297	A	320.12
7	8085A	C	342.11
8	8005A	H	231.14
		Total:	2,492.95

(8) According to Business Licence No. 1100001501686, Beijing Hongye Real Estate Development Co., Ltd. was established with a registered capital of RMB30,000,000 and with an operation period from 24 December 1996 to 23 December 2011.

(9) The legal opinion states that:–

(i) Beijing Hongye Real Estate Development Company has not obtained Certificate for the Use of State-owned Land of the property.

(ii) According to Certificate for Building Ownership Nos. 30349, 30374, 30336, 30388 and 30350, the building ownership of Block Nos. 8266, 8215A, 8219, 8202 and 867, comprising a total gross floor area of 1,560.29 sq.m. is vested in Beijing Hongye Real Estate Development Company.

(iii) Beijing Hongye Real Estate Development Company is entitled to use or mortgage the property.

(10) We have prepared our valuation on the following assumptions:–

(i) Beijing Hongye Real Estate Development Company is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the property are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(11) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Certificate for Building Ownership	No
Title Confirmation Letter	Yes
Cooperative Agreement	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
9. Block No. 7 of Wan Bo Yuan, 72 Youanmennei Avenue, Xuanwu District, Beijing	Wan Bo Yuan is a residential development. The property comprises Block No. 7 of Wan Bo Yuan erected on a land with a site area of approximately 6,237 sq.m. (67,136 sq.ft.). The property comprises a 12-storey plus 3-level basement building completed in 2005. The approximate gross floor areas of the property are as follows:–	The property are currently vacant.	No commercial value *(Please refer to Note (1))*

Level	Use	Approximate gross floor area sq.m.	Approximate gross floor area sq.ft.
Levels 6 To 12	Office	14,768.47	158,968
Level 5	Commercial	2,405.65	25,894
Level 4	Commercial	2,384.48	25,667
Level 3	Commercial	2,384.48	25,667
Level 2	Commercial	2,269.52	24,429
Level 1	Commercial	2,160.28	23,253
Basement Level 1	Commercial	3,665.69	29,457
Basement Level 2	Car Parking	4,389.83	47,252
Total:		34,428.40	370,587

The land use rights of the property have been granted for a term due to expire on 5 December 2050 for ancillary public facilities uses.

Notes:–

(1) On the assumption that the Building Ownership Certificate has been obtained, the capital value in existing state as at 31 March 2006 was RMB261,000,000 (49.13% interest attributable to the Group: RMB128,229,300).

(2) According to Certificate for the Use of State-owned Land No. (2001) 00133, the land use rights of the property, comprising a site area of approximately 6,237 sq.m. (67,136 sq.ft.), have been granted to Beijing Hongye Real Estate Development Co., Ltd. for a term due to expire on 5 December 2050 for ancillary public facilities uses.

(3) According to the Survey Report of Real Estate dated 9 December 2005, the gross floor areas of the property are as follows:–

Portion	Gross Floor Area *(sq.m.)*
Above-gound	26,372.88
Basement	10,721.22
Ancillary	233.45
Refuge	4,649.75
Total	41,977.30

Basement Level 1 to Level 5 with a total gross floor area of 15,270.10 sq.m. are for commercial use whilst Basement Level 2 with a gross floor area of 4,389.83 is for car parking use.

(4) According to Cooperative Agreement entered into between Beijing Hongye Real Estate Development Company Ltd. (Party A) and Hebei Di San Construction Engineering Co. Ltd on 30 June 2003, both parties have agreed to jointly develop and sell the development project known as Block No. 7 of Wan Bo Yuan. The salient conditions as stipulated in the said agreements are, inter alia, summarized as follows:–

(i) Party A obtained the land use rights of the land for the proposed Block No. 7 of Wan Bo Yuan and had spent approximately RMB135,000,000 for carrying out pre-development of the site of the property;

(ii) Party B shall inject capital in the amount of RMB135,000,000 for the carry out of construction works of the property. Such construction works shall be completed to a standard which can satisfy the design, sale and occupation requirement; and

(iii) Both parties agreed that when the sale revenue reach the amount of RMB35,000,000, the said amount will be reserved as the return of the investment for Party A. The sale revenue over the aforesaid amount will be shared by Party A and B to compensate the investment capital. The profit or lost after tax will be evenly shared among Party A and B.

(5) According to Business Licence No. 1100001501686, Beijing Hongye Real Estate Development Co., Ltd. was established with a registered capital of RMB30,000,000 and with an operation period from 24 December 1996 to 23 December 2011.

(6) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (2001) 00133, the land use rights of the property, comprising a site area of approximately 6,237 sq.m. (67,136 sq.ft.), have been granted to Beijing Hongye Real Estate Development Co., Ltd. for a term due to expire on 5 December 2050 for ancillary public facilities uses.

(ii) Beijing Hongye Real Estate Development Company has not obtained Certificate for the Use of State-owned Land of the property.

(iv) Beijing Hongye Real Estate Development Company is entitled to obtain Certificate for the Use of State-owned Land of the property.

(7) We have prepared our valuation on the following assumptions:–

(i) Beijing Hongye Real Estate Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property may be disposed of freely to both local and overseas purchasers.

(8) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Certificate for Building Ownership	No
Survey Report	Yes
Cooperative Agreement	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
10. 53 Gan Yu Hu Tong, Dongcheng District, Beijing	The property comprises a roughly rectangular-shaped site with an area of approximately 1,505.6 sq.m. (16,206 sq.ft.). The property comprises a 4-storey plus 1-level basement building, a 2-storey building and ancillary structures completed between the 1950's and the 1970's. The property has a total gross floor area of approximately 2,756.10 sq.m. (29,667 sq.ft.). The land use rights of the property have been granted for a term from 15 July 1997 to 14 July 2047.	Portion of the property with a total leasable area of approximately 818 sq.m. (8,805 sq.ft.) is currently leased to various third parties for a majority term of 1 year at a total annual rent of RMB870,553. Portion of the property with a total gross floor area of approximately 101 sq.m. (1,087 sq.ft.) is currently occupied by the Group as office, staff quarters and canteen. The remaining portion of the property is currently vacant.	RMB19,800,000 (50.13% attributable to the Group: RMB9,925,740)

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (97) 00039 dated 15 July 1997, issued by Beijing Municipal Housing and Land Administration Bureau, the land use rights of the property, comprising a site area of 1,505.6 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Co., Ltd. for a term from 15 July 1997 to 14 July 2047 for office use. As advised by the Group, such company is a 50.10% interest owned subsidiary of the Company.

(2) According to Certificate for Building Ownership No. 00065 dated 15 July 1997, issued by Beijing Municipal Dongcheng District Housing and Land Administration Bureau, the housing ownership of the property, comprising a gross floor area of 2,756.1 sq.m., is vested in Beijing Wangfujing Department Store (Group) Co., Ltd.

(3) According to Business Licence No. 1101011003636, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was established on 1 July 1964.

(4) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (97) 00039 dated 15 July 1997, issued by Beijing Municipal Housing and Land Administration Bureau, the land use rights of the property, comprising a site area of 1,505.6 sq.m., have been granted to Beijing Wangfujing Department Store (Group) Co., Ltd. for a term from 15 July 1997 to 14 July 2047 for office use.

(ii) According to Certificate for Building Ownership No. 00065 dated 15 July 1997, issued by Beijing Municipal Dongcheng District Housing and Land Administration Bureau, the housing ownership of the property, comprising a gross floor area of 2,756.1 sq.m., is vested in Beijing Wangfujing Department Store (Group) Co., Ltd.

(iii) Beijing Wangfujing Department Store (Group) Co., Ltd. is entitled to transfer, lease or mortgage the property by any legal means at no additional land grant fee or land premium.

(5) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
11. Portion of Chengdu Wangfujing Plaza, 13 Zongfu Road, Jinjiang District, Chengdu, Sichuan Province	Chengdu Wangfujing Plaza is erected on two contiguous parcels of irregular-shaped site having a total site area of approximately 15,480.03 sq.m. (166,627 sq.ft.). Chengdu Wangfujing Plaza comprises two adjoining buildings known as East Building and West Building completed in 2000. The East Building comprises a 36-storey hotel tower (known as Block A), a 19-storey residential/ office tower (known as Block B) and a 16-storey residential/office tower (known as Block C) erected upon an 8-storey plus 3-level basement commercial podium. The West Building comprises a 13-storey plus 3-level basement commercial building. The property comprises the following portions and the approximate gross floor area of each portion of the property are stated as follows:–	The property is currently occupied by the owner or vacant.	RMB 474,000,000 (35.07% interest attributable to the Group: RMB166,231,800)

Portion	Use	Approximate Gross Floor Area sq.m.	sq.ft.
West Building			
Basement Level 3	Ancillary	4,562.79	49,114
Basement Level 2	Car park	4,562.79	49,114
Basement Level 1	Commercial	3,697.68	39,802
Mezzanine Basement Level 2 and Level 7	Bike Storage	1,059.06	11,400
Levels 1-8 (including Mezzanine Levels 6 & 8)	Commercial	28,708.83	309,022
Levels 9-13	Office	4,611.68	49,114
Plant Room	Ancillary	212.71	2,290
Sub-total		47,415.54	510,381

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006

Portion	Use	Approximate Gross Floor Area sq.m.	sq.ft.
Block B of East Building			
Levels 1-7	Commercial	1,056.63	11,374
	Sub-total	7,078.89	76,199
Block C of East Building			
Levels 1-5	Commercial	6,162.35	66,330
16 units on Levels 10-25	Residential/ Office	2,254.88	24,272
	Sub-total	8,417.23	90.602
Basement of Block B and C of East Building			
Mezzanine Levels	Bike Storage	908.84	9,783
Basement Levels 1-2	Car Park	4,888.05	52,615
Basement Level 3	Ancillary	2,489.43	26,796
	Sub-total	8,286.32	89,579
	Total:	71,197.98	766,761

The land use rights of the property have been granted for a term of 50 years due to expire on 8 September 2047 for commercial and commercial/ residential use.

Notes:–

(1) According to Certificate for the Use of State-owned Land No. (2005) 544 issued by Chengdu Municipal Land Administration Bureau, the use rights of a portion of the land on which the property erected, comprising a site area of 4,588.13 sq.m., have been granted to Chengdu Wangfujing Department Store Co. Ltd. for a term of 50 years due to expire on 8 September 2047 for commercial and commercial/residential uses. As advised by the Group, such company is a 35.07% interest owned subsidiary of the Group.

(2) According to Certificate for Building Ownership N0. 0372714, the building ownership of the property, comprising a total gross floor area of 71,197.98 sq.m. is vested in Chengdu Wangfujing Department Store Co. Ltd.

(3) According to Business Licence, Chengdu Wangfujing Department Store Co. Ltd. was established with a registered capital of RMB50,000,000 for a valid operation period from 10 November 1992 to 9 November 2042 .

(4) The PRC legal opinion states that:–

(i) According to Certificate for the Use of State-owned Land No. (2005) 544 issued by Chengdu Municipal Land Administration Bureau, the land use rights of a portion of the land on which the property erected, comprising a site area of 4,558.13 sq.m., have been granted to Chengdu Wangfujing Department Store Co. Ltd. for a term of 50 years due to expire on 8 September 2047 for commercial and commercial/ residential uses. As advised by the Group, such company is a 35.07% interest owned subsidiary of the Group.

(ii) According to Certificate for Building Ownership N0. 0372714, the building ownership of the property, comprising a total gross floor area of 71,197.98 sq.m. is vested in Chengdu Wangfujing Department Store Co. Ltd.

(iii) Chengdu Wangfujing Department Store Co., Ltd. is entitled to transfer, lease or mortgage the property by any legal means at no additional land grant fee or land premium.

(5) We have prepared our valuation on the following assumptions:–

(i) Chengdu Wangfujing Department Store Co. Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Certificate for Building Ownership	No
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
12. 13 office units, Level 10, NCI Tower situated at the southwest corner at the junction of Shennan Avenue Mintian Road, Futian District, Shenzhen, Guangdong Province	The property comprises 13 office units on level 10 of a 21-storey office building plus 4-storey basement completed in 2004. The property comprises a total gross floor area of approximately 961.56 sq.m. (10,350 sq.ft.). The land use rights of the property have been granted for a term of 7 December 2001 to 6 December 2051 for commercial and office uses.	The property is currently occupied by the owner.	RMB13,900,000 (50.13% attributable to the Group: RMB6,968,070)

Notes:–

(1) According to 13 Realty Title Certificates issued by Shenzhen Real Estate Registration Centre (深圳市房地產權登記中心), the land use rights and building ownership of the property comprising a total gross floor area of 961.56 sq.m., is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) and has been granted for a term of 50 years from 7 December 2001 to 6 December 2051 for commercial and office uses.

Certificate No.	Unit No.	Issuance Date	Gross Floor Area *(sq.m.)*
3000340716	1001	29 June, 2005	109.87
3000340717	1002	29 June, 2005	190.01
3000340718	1020	29 June, 2005	109.87
3000340719	1021	29 June, 2005	59.58
3000340475	1022	27 June, 2005	54.43
3000340474	1023	27 June, 2005	54.43
3000340472	1025	27 June, 2005	53.50
3000340467	1026	27 June, 2005	54.43
3000340464	1028	27 June, 2005	54.43
3000340462	1029	27 June, 2005	53.50
3000340461	1030	27 June, 2005	54.43
3000340457	1031	27 June, 2005	53.50
3000340720	1032	29 June, 2005	59.58
		Total:	961.56

The property was purchased at a total consideration of RMB10,459,288.

(2) According to Business License No. N43808, Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) was incorporated with a registered capital of RMB10,000,000 for a valid operation period from 11 June 1998 to 11 June 2008.

(3) The PRC legal opinion states that:–

(i) According to 13 Realty Title Certificates issued by Shenzhen Real Estate Registration Centre (深圳市房地產權登記中心), the land use rights and building ownership of the property comprising a total gross floor area of 961.56 sq.m., is vested in Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) and has been granted for a term of 50 years from 7 December 2001 to 6 December 2051 for commercial and office uses. The total gross floor area is 961.56 sq.m.

(ii) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is entitled to transfer, lease or mortgage the property by any legal means.

(4) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(iv) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(5) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Realty Title Certificate	Yes
Business Licence	Yes

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2006
13. Levels 1 to 6, No. 888 Zhongshang Avenue, Jianghan District, Wuhan, Hubei Province	The property comprises levels 1 to 6 of a 37-storey office building completed in 1997. The property comprises a total gross floor area of approximately35,029.99 sq.m. (377,063 sq.ft.). The land use rights of the property have been transferred for an unspecified term for commercial use.	Portion of the property is subject to various tenancies whilst the remaining portion is occupied by the owner.	No commercial value *(Please refer to Note (1))*

Notes:–

(1) We noted that the land use term is an unspecific term. On the assumption that the Certificate for the Use of State-owned Land for a term of 40 years for commercial use has been obtained, the capital value in existing state as at 31 March 2006 was RMB370,000,000 (25.07% interest attributable to the Group: RMB92,759,000).

(2) According to 6 Certificates for the Use of State-owned Land issued by Wuhan Municipal Real Estate Registration Centre dated 27 January 1999, the land use rights of the property, comprising a total site area of 1,912.55 sq.m., have been transferred to Beijing Wangfujing Department Store Property Management Co., Ltd. (北京王府井百貨商業物業管理有限公司) for commercial use with details as follows:–

Portion of the Property	Certificate No.	Site Area *(sq.m.)*
Level 1	9907221	323.83
Level 2	9907222	329.67
Level 3	9907223	345.91
Level 4	9907224	297.20
Level 5	9907225	301.87
Level 6	9907226	314.07
	Total:	1,912.55

(3) According to the Building Ownership Certificate issued by Wuhan Real Estate Administration Bureau, the building ownership of the property comprising a total gross floor area of 35,029.99 sq.m. is vested in Beijing Wangfujing Department Store Property Management Co., Ltd. with details as follow:–

Portion of the Property	Certificate No.	Gross Floor Area (sq.m.)
Level 1	9907221	5,931.15
Level 2	9907222	6,038.11
Level 3	9907223	6,335.93
Level 4	9907224	5,443.49
Level 5	9907225	5,528.95
Level 6	9907226	5,752.36
	Total:	35,029.99

(4) According to the Amendment of Joint-venture Contract entered into between Wangfujing Department Store (Group) Co., Ltd. (北京王府井百貨(集團)股份有限公司) and Silver Grant International Department Store Ltd. (銀建國際百貨有限公司) in 1998, Beijing Wangfujing Department Store Property Management Co., Ltd. is a joint-venture company established from the date of issuance of the Business Licence with an operation period of 30 years.

		Profit Sharing
Wangfujing Department Store (Group) Co., Ltd.	:	50%
Silver Grant International Department Store Ltd.	:	50%

(5) According to Business License No. 012032, Beijing Wangfujing Department Store Property Management Company Limited was incorporated with a registered capital of USD 59,600,000 for a valid operation period from 30 January 1997 to 29 January 2027.

(6) The PRC legal opinion states that:–

(i) According to 6 Certificates for the Use of State-owned Land issued by Wuhan Municipal Real Estate Registration Centre dated 27 January 1999, the land use rights of the property, comprising a total site area of 1,912.55 sq.m., have been granted to Beijing Wangfujing Department Store Property Management Co., Ltd. (北京王府井百貨商業物業管理有限公司) for commercial use.

(ii) According to the Building Ownership Certificate issued by Wuhan Real Estate Administration Bureau, the building ownership of the property comprising a total gross floor area of 35,029.99 sq.m. is vested in Beijing Wangfujing Department Store Property Management Co., Ltd. 北京王府井百貨商業物業管理有限公司

(iii) Beijing Wangfujing Department Store Property Management Co., Ltd. (北京王府井百貨商業物業管理有限公司) is entitled to use or mortgage the property.

(7) We have prepared our valuation on the following assumptions:–

(i) Beijing Wangfujing Department Store Property Management Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii) the land premium and other costs of ancillary utilities services have been settled in full;

(iii) the design and construction of the proposed development are in compliance with the relevant regulations and stipulations and have been approved by the relevant authorities; and

(v) the property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(8) In accordance with the information provided by the Group and the opinion of the PRC adviser, the status of title and grant of major approval and licenses are as follows:–

Certificate for the Use of State-owned Land	Yes
Certificate for Building Ownership	Yes
Business Licence	Yes

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors and the chief executive of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company or any of its associated corporation

Name of Director	Name of associated corporation	Number of ordinary shares held	Number of share options held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited[@]	38,898[#] (L)		0.0035%
Mr. Zheng Wan He	Wanfujing[@]	45,738[#] (L)		0.0116%
Mr. E Meng	Beijing Development (Hong Kong) Limited[@]		1,600,000[# (i)] (L)	0.3239%
			1,200,000[# (ii)] (L)	0.2429%
			2,800,000	0.5668%

- @ All these associated corporations are indirectly held subsidiaries of the Company
- * All interests are directly beneficially owned by the Directors

(L) Denotes a long position

(i) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share of Beijing Development (Hong Kong) Limited. The options may be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1 January 2002, and each further portion becomes exercisable at any time commencing on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26 June 2006. No portion of these share options were exercised as of the Latest Practicable Date.

(ii) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share of Beijing Development (Hong Kong) Limited. The options can be exercised in three equal portions. The first portion is exercised at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007. No portion of these share options was exercised as of the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Interests in assets of the Group

Up to the Latest Practicable Date, none of the Directors had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any members of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Company were prepared.

(c) Interests in contracts of the Group

None of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole.

(ii) Substantial Shareholders and other persons

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

	Number of ordinary Shares held, capacity and nature of interest			Percentage of the
Name	Directly beneficially owned	Others	Total	Company's issued share capital
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
BEIL	223,950,000	100,050,000[(a)]	324,000,000	52.05%
BHL	–	324,000,000[(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	63,608,500	42,953,686[(c)]	106,562,186	17.12%
JP Morgan Chase & Co.	–	55,345,923[(d)]	55,345,923	8.89%

Notes:

(a) The interest disclosed includes the Shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the Shares owned by Modern Orient Limited.

(b) The interest disclosed includes the Shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the Shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes 5,554,000 Shares held as an investment manager and 37,399,686 Shares held as a person having a security interest in the Shares.

(d) The interest disclosed includes 24,336,000 Shares held as an investment manager and 31,009,923 Shares held as a custodian corporation/approved lending agent.

Short Positions:

	Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's issued share capital
Name	Beneficially owned	Others	Total	
BEIL	60,000,000	–	60,000,000	9.64%
BHL	–	60,000,000[a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	808,925	24,858,486[b]	25,667,411	4.12%
JP Morgan Chase & Co.	–	31,009,923[c]	31,009,923	4.98%

Notes:

(a) The interest disclosed includes the Shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the Shares owned by BEIL.

(b) Person having a security interest in the Shares.

(c) Held as lending agent.

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired periods of approximately 23 months as at the Latest Practicable Date. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2003, 16 January 2004 and 17 June 2005, respectively, with respective unexpired periods of approximately 5 months, 6 months and 23 months as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which is contained or referred to in this circular:

Name	Qualification
Debenham Tie Leung	Professional property surveyors and valuers

6. EXPERT'S INTERESTS IN ASSETS

As at the Latest Practicable Date, Debenham Tie Leung had no shareholding interest in any member of the Group or the right whether, legally enforceable or not, to subscribe for or to nominate persons to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Debenham Tie Leung had no direct or indirect interests in any assets which have since 31 December 2005 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by, or leased to, any member of the Group.

7. CONSENT OF THE EXPERT

As at the Latest Practicable Date, Debenham Tie Leung had given and had not withdrawn its written consent to the issue of this circular with the inclusion therein of its report/letter and references to its name in the form and context in which they appear. The statement made by Debenham Tie Leung is given as at the date of this circular for incorporation herein.

8. MISCELLANEOUS

Each of the Directors has confirmed that he and his respective associates do not have any interests in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

9. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business of the Group, had been entered into by the Group within the two years preceding the date of this circular and up to the Latest Practicable Date and are, or may be, material:

(a) the conditional agreement dated 3 December 2004 entered into between the Company (as vendor) and BHL (as purchaser) in respect of the disposal of the 34.54% equity interest in Beijing Enterprises (Dairy) Limited at a consideration of RMB237,392,000;

(b) the conditional agreement dated 3 December 2004 entered into between the Company (as vendor) and Beijing San Yuan Group Company (as purchaser) in respect of the disposal of the 65.46% equity interest in Beijing Enterprises (Dairy) Limited at a consideration of RMB323,621,000;

(c) the conditional agreement dated 6 September 2005 entered into between the Company (as vendor) and Canfort Investment Limited (as purchaser) in respect of the disposal of the 63.75% equity interest in Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. at a consideration of RMB38,190,000;

(d) the conditional agreement dated 6 September 2005 entered into between Space Express Limited, a wholly-owned subsidiary of the Company (as vendor) and Beijing Holdings (BVI) Limited (as purchaser) in respect of the disposal of the 100% equity interest in Beijing Enterprises (Tourism) Limited at a consideration of RMB336,835,000;

(e) the conditional agreement dated 31 March 2006 entered into among BJLF and BEHIM (as vendors) and BE Group (as purchaser) in respect of the disposal of their total 50.13% equity interests in Wangfujing at a consideration of RMB1,000,000,000; and

(f) the agreement dated 1 June 2006 entered into among BJLF, BEHIM, BE Group and Beikong Commercial which is supplemental to the Wangfujing Agreement.

10. GENERAL

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The secretary and the qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(d) The English text of this circular and the form of proxy shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (except public holidays) at the registered office of the Company at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, from the date of the circular up to and including the date of the EGM:–

(a) the memorandum of association and articles of association of the Company;

(b) the annual reports of the Company for the two financial years ended 31 December 2005;

(c) the property valuation report referred to on pages 172 to 222 of this circular;

(d) the Wangfujing Agreement and the Supplemental Agreement;

(e) the written consent from Debenham Tie Leung referred to in the paragraph headed "Consent of the expert" of this appendix;

(f) the service contracts referred to in the paragraph headed "Service contracts" of this appendix;

(g) the material contracts referred to in the paragraph headed "Material contracts" of this appendix; and

(h) this circular.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of Beijing Enterprises Holdings Limited (the "Company") will be held at Prestige Room, 35th Floor, Plaza Conference Centre, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong at 2:30 p.m. on 29 June 2006 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) an agreement entered into between 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("BJLF") and 北京控股投資管理有限公司 (Beijing Enterprises Holdings Investment Management Company Limited) ("BEHIM") as the vendors and 北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("BE Group") as the purchaser on 31 March 2006 (the "Wangfujing Agreement"), pursuant to which BJLF and BEHIM have conditionally agreed to sell their respective 49.52% and 0.61% equity interests in 北京王府井百貨(集團)股份有限公司(Beijing Wangfujing Department Store (Group) Company Limited) ("Wangfujing") to BE Group (a copy of the Wangfujing Agreement has been produced to the Meeting marked "A" and has been initialled by the chairman of the Meeting for the purpose of identification), the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(b) a supplemental agreement to the Wangfujing Agreement entered into between BJLF, BEHIM, BE Group and 北京北控商業投資有限責任公司 (Beijing Beikong Commercial Investment Limited Company) ("Beikong Commercial") on 1 June 2006 (the "Supplemental Agreement"), pursuant to which Beikong Commercial has agreed to (i) replace BE Group to acquire from BJLF and BEHIM their respective 49.52% and 0.61% equity interests in Wangfujing pursuant to all terms and conditions of the Wangfujing Agreement; and (ii) unconditionally take up all obligations and rights of BE Group pursuant to the Wangfujing Agreement;

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to do all such further acts and things and execute all such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of, and all transactions contemplated under, the Wangfujing Agreement and the Supplemental Agreement; and

(d) the affixing of the common seal of the Company to any instrument or document in the presence of any one director of the Company as may be required for any of the above purposes be and is hereby confirmed and approved."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 9 June 2006

Registered office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the Meeting is enclosed with the circular to be despatched to the Shareholders.

3. To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's share registrar, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before either the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the Meeting or any adjournment thereof if the shareholder so desires.

4. According to Article 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by:–

   (a) the chairman of such meeting; or

   (b) at least three shareholders of the Company present in person (or, in the case of a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (c) a shareholder or shareholders of the Company present in person (or, in the case a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all shareholders of the Company having the right to vote at the meeting; or

   (d) a shareholder or shareholders of the Company present in person (or, in the case of a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

5. In accordance with Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company will procure the chairman of the Meeting to demand for a poll in relation to the ordinary resolution for approving the acquisition of the Company's effective 50.13% equity interest in Wangfujing through BJLF and BEHIM by Beikong Commercial pursuant to the Wangfujing Agreement and the Supplemental Agreement at the Meeting.

As at the date of this notice, the board of directors (the "Directors") of the Company comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

4. 根據本公司之章程細則第75條，於任何會議中進行表決之決議案將以舉手形式決定，除非（於公佈舉手結果之前或之際或其他進行投票表決之要求已被撤銷）由以下人士要求進行投票表決：

   (a) 該大會主席；或

   (b) 至少三名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，並於當時有權在大會投票；或

   (c) 任何一名或多名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，彼或彼等須代表可於大會投票之本公司所有股東之總投票權十分之一或以上；或

   (d) 任何一名或多名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，並持有附帶權利可於大會投票之已繳股款股份，有關股數須可代表相等於附帶該項權利之所有已繳股款股份之十分之一或以上。

5. 根據香港聯合交易所有限公司證券上市規則第13.39(4)條，本公司會促使大會主席在大會上以投票方式表決通過北控商業公司根據王府井協議及補充協議透過京聯發及北控管理公司收購本公司於王府井50.13%之實際股本權益。

於通告日期，本公司之董事會（「董事會」）成員包括執行董事衣錫群先生、張虹海先生、李福成先生、白金榮先生、郭迎明先生、劉凱先生、鄭萬河先生、郭普金先生、周思先生、鄂萌先生及獨立非執行董事劉漢銓先生、李東海博士、王憲章先生、武捷思先生、白德能先生。

(c) 授權本公司任何一位董事代表本公司作出一切有關行動、事宜及訂立所有其他文件，以及據董事之意見認為就實行王府井協議及補充協議之條款及其項下擬進行之一切交易及／或致令上述各項生效而採取全部必要、權宜或適宜之步驟；及

(d) 確認及批准本公司任何一位董事在場見證下就任何上述目的而可能需要在任何文據或文件上蓋上本公司之公司印鑑。」

承董事會命
公司秘書
譚振輝

香港，二零零六年六月九日

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
43樓4301室

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一名或以上代表代其出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。如委任一名以上人士為代表，則委任書上須註明每位獲委任人士所代表之有關股份數目與類別。

2. 大會適用之代表委任表格隨附於即將寄發予股東之通函。

3. 代表委任表格連同妥為簽署之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本須盡快交回，惟無論如何最遲須於大會或其任何續會之指定舉行時間四十八小時前交回本公司之股份過戶登記處登捷時有限公司（地址為香港皇后大道東28號金鐘匯中心26樓），方為有效。股東填妥及交回代表委任表格後，屆時仍可按本身之意願親身出席大會或其任何續會，並於會上投票。



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

茲通告北京控股有限公司(「本公司」)謹訂於二零零六年六月二十九日下午二時三十分,假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會(「大會」),藉以考慮及酌情通過(不論有否修訂)下列將予提呈之決議案為本公司普通決議案:

普通決議案

「動議

(a) 確認及批准北京市京聯發投資管理中心(「京聯發」)及北京控股投資管理有限公司(「北控管理公司」)(作為賣方)與北京控股集團有限公司(「北控集團」,作為買方)於二零零六年三月三十一日訂立之協議(「王府井協議」),據此,京聯發及北控管理公司有條件同意向北控集團出售彼等分別於北京王府井百貨(集團)股份有限公司(「王府井」)之49.52%及0.61%股本權益(王府井協議註有「A」字樣之副本已送呈大會,並由大會主席簡簽以資識別),並確認及批准該協議下之條款,以及履行和實行該協議下擬進行之交易;

(b) 京聯發、北控管理公司、北控集團及北京北控商業投資有限責任公司(「北控商業公司」)於二零零六年六月一日訂立之王府井協議之補充協議(「補充協議」),據此,北控商業公司已同意(i)取代北控集團,遵照王府井協議所有條款及條件,向京聯發及北控管理公司收購其各自擁有之49.52%及0.61%王府井股權;及(ii)按照王府井協議,無條件接納北控集團全部義務及權利。

10. 一般事項

(a) 本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(c) 本公司之秘書及合資會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d) 本通函之中英文版本如有歧義，概以英文版本為準。

11. 備查文件

下列文件由本通函刊發日期起至股東特別大會日期（包括當日）止任何週日（公眾假期除外）之一般營業時間內，在本公司之註冊辦事處（地址為香港灣仔港灣道18號中環廣場43樓4301室）可供查閱：—

(a) 本公司之組織章程大綱及細則；

(b) 本公司截至二零零五年十二月三十一日止兩個財政年度之年報；

(c) 本通函第172至第222頁所述之物業估值報告；

(d) 王府井協議及補充協議；

(e) 本附錄「專家之同意書」一段所述之戴德梁行同意書；

(f) 本附錄「服務合約」一段所述之服務合約；

(g) 本附錄「重大合約」一段所述之重大合約；及

(h) 本通函。

9. 重大合約

以下合約(並非本集團在日常業務過程中所訂立者)乃本集團於本通函刊發日期前兩年至最後實際可行日期止期間內訂立之重大或可能屬重大合約:

(a) 本公司(作為賣方)與京泰集團(作為買方)於二零零四年十二月三日訂立之有條件協議,內容有關以代價人民幣273,392,000元出售北京企業(食品)有限公司之34.54%股權;

(b) 本公司(作為賣方)與北京三元集團有限責任公司(作為買方)於二零零四年十二月三日訂立之有條件協議,內容有關以代價人民幣323,621,000元出售北京企業(食品)有限公司之65.46%股權;

(c) 本公司(作為賣方)與傑恒投資有限公司(作為買方)於二零零五年九月六日訂立之有條件協議,內容有關以代價人民幣38,190,000元出售北京控股磁懸浮技術發展有限公司之63.75%股權;

(d) 本公司之全資附屬公司Space Express Limited(作為賣方)與Beijing Holdings (BVI) Limited(作為買方)於二零零五年九月六日訂立之有條件協議,內容有關以代價人民幣336,835,000元出售北京企業(旅遊)有限公司之100%股權;

(e) 京聯發及北控管理公司(作為賣方)與北控集團(作為買方)於二零零六年三月三十一日訂立之有條件協議,內容有關以代價人民幣1,000,000,000元出售王府井之50.13%之全部股權;及

(f) 京聯發、北控管理公司、北控集團及北控商業公司於二零零六年六月一日訂立之協議,為王府井協議之補充。

5. 專家資格

於本通函提供所載或所述意見或建議之專家之資格如下：

名稱	資格
戴德梁行	專業物業測量師及估值師

6. 專家於資產之權益

於最後實際可行日期，戴德梁行既無擁有本集團任何成員公司之股權，亦無擁有任何權利（不論在法律上可否強制執行）認購或指派他人認購本集團任何成員公司之證券。

於最後實際可行日期，戴德梁行概無於本集團任何成員公司自二零零五年十二月三十一日（即本集團最近期公佈之經審核財務報表之編製日期）以來所購入或出售或租賃之任何資產中直接或間接擁有任何權益。

7. 專家之同意書

於最後實際可行日期，戴德梁行已就刊發本通函而發出書面同意書，表示同意按本通函所載形式及涵義轉載其報告／函件並引述其名稱，且迄今並無撤回同意書。戴德梁行之聲明乃於本通函刊發日期發出，以供載入本通函。

8. 雜項

各董事已確認，彼及彼各自之聯繫人概無於直接或間接與本集團業務競爭或可能競爭之業務擁有任何權益。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司以外）於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益。

3. 服務合約

衣錫群先生與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，截至最後實際可行日期尚餘約23個月屆滿。上述服務合約於二零零四年二月一日前訂立，豁免遵守由二零零四年二月一日起生效之上市規則第13.68條須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零三年十二月三日、二零零四年一月十六日及二零零五年六月十七日起計為期三年，截至最後實際可行日期分別尚餘約5個月、6個月及23個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北企投資直接持有100%權益，因此，北企投資被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資為一間由京泰集團間接持有72.72%權益之公司，因此，京泰集團被視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括5,554,000股作為投資經理所持有之股份及37,399,686股作為對股份持有保證權益的人所持有之股份。

(d) 所披露之權益包括24,336,000股作為投資經理所持有之股份及31,009,923股作為保管人－法團／核准借出代理人所持有之股份。

淡倉：

名稱	持有之普通股數目、身分及權益性質			佔本公司已發行股本百份比
	實益擁有	其他	合計	
北企投資	60,000,000	–	60,000,000	9.64%
京泰集團	–	60,000,000[a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	808,925	24,858,486[b]	25,667,411	4.12%
JP Morgan Chase & Co.	–	31,009,923[c]	31,009,923	4.98%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。京泰集團（北企投資之控股公司）被視為擁有北企投資所擁有股份之權益。

(b) 對股份持有保證權益的人。

(c) 作為借出代理人。

(b)　於本集團資產之權益

於最後實際可行日期，董事概無於本集團任何成員公司自二零零五年十二月三十一日（即本公司最近期公佈之經審核財務報表之編製日期）以來所購入或出售或租賃或擬購入或出售或租賃之任何資產中直接或間接擁有任何重大權益。

(c)　於本集團合約之權益

於最後實際可行日期，董事概無於對本集團整體業務而言屬重要且仍然有效之任何合約或安排中擁有重大權益。

(ii)　主要股東及其他人士

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士（非董事或本公司主要行政人員）於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益：

好倉：

	持有之普通股數目、身分及權益性質			佔本公司
	直接			已發行
名稱	實益擁有	其他	合計	股本百份比
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
北企投資	223,950,000	100,050,000[a]	324,000,000	52.05%
京泰集團	–	324,000,000[b]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	63,608,500	42,953,686[c]	106,562,186	17.12%
JP Morgan Chase & Co.	–	55,345,923[d]	55,345,923	8.89%

@　上述所有相聯法團均為本公司之間接附屬公司

#　所有權益均由董事直接實益擁有

(L)　表示為好倉

(i)　於二零零一年六月十九日授出之購股權行使價為北京發展（香港）有限公司股分每股1.13港元。該等購股權可分為兩或三個均等部分行使。首部分可於二零零二年一月一日起任何時間內行使，而其他每個部分則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零六年六月二十六日作廢。截至最後實際可行日期，該等購股權之任何部分概無行使。

(ii)　於二零零二年一月十八日授出之購股權行使價為北京發展（香港）有限公司股分每股1.00港元。該等購股權可分為三個均等部分行使。首部分可於二零零二年一月十八日起任何時間內行使，而其他每個部分則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日作廢。截至最後實際可行日期，該等購股權之任何部分概無行使。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股分、相關股分及債券中，概無或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股分及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司及其任何相聯法團之權益

董事姓名	相聯法團名稱	持有之普通股數目	持有購股權數目	佔相聯法團已發行股本百分比
李福成先生	北京燕京啤酒股分有限公司[@]	38,898[#] (L)		0.0035%
鄭萬河先生	王府井[@]	45,738[#] (L)		0.0116%
鄂萌先生	北京發展（香港）有限公司[@]		1,600,000[#(i)] (L)	0.3239%
			1,200,000[#(ii)] (L)	0.2429%
			2,800,000	0.5668%

(7) 吾等已根據以下假設編製吾等之估值:—

(i) 北京王府井百貨商業物業管理有限公司擁有該物業之適當合法業權,並有權轉讓該物業連同餘下年期之土地使用權,而毋須向政府支付額外地價或其他繁重費用;

(ii) 地價及附屬公用服務設施之其他成本已悉數結清;

(iii) 建議發展項目之設計及建造符合有關法規及規定,並已獲有關機構批准;及

(v) 該物業(不論整幢或分層)可自由出售予當地及海外買家。

(8) 根據 貴集團提供之資料及中國法律顧問之意見,業權狀況及主要批文及執照之批授情況如下:—

國有土地使用權證	有
房屋所有權證	有
營業執照	有

(3) 根據武漢市房地產管理局發出之房屋所有權證，該物業（總建築樓面面積約為35,029.99平方米）之房屋所有權已批授予北京王府井百貨商業物業管理有限公司，有關詳情如下：－

物業部分	證明文件號碼	建築樓面面積 （平方米）
1樓	9907221	5,931.15
2樓	9907222	6,038.11
3樓	9907223	6,335.93
4樓	9907224	5,443.49
5樓	9907225	5,528.95
6樓	9907226	5,752.36
	合計：	35,029.99

(4) 根據北京王府井百貨（集團）股份有限公司與銀建國際百貨有限公司於一九九八年訂立之合資合同（修訂本），北京王府井百貨商業物業管理有限公司乃為一家合營企業公司，自其獲發營業執照日期起成立，經營期為期30年。

	所佔溢利
北京王府井百貨（集團）股份有限公司：	50%
銀建國際百貨有限公司：	50%

(5) 根據營業執照第012032號，北京王府井百貨商業物業管理有限公司註冊成立之註冊資本為59,600,000美元，有效經營期由一九九七年一月三十日至二零二七年一月二十九日止。

(6) 中國法律意見表示：－

(i) 根據武漢市房地產登記中心於一九九九年一月二十七日發出之6份國有土地使用權證，該物業（總地盤面積為1,912.55平方米）之土地使用權已批授予北京王府井百貨商業物業管理有限公司作商業用途。

(ii) 根據武漢市房地產管理局發出之房屋所有權證，該物業（總建築樓面面積為35,029.99平方米）之房屋所有權已歸屬北京王府井百貨商業物業管理有限公司所有。

(iii) 北京王府井百貨商業物業管理有限公司有權使用或按揭該物業。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
13. 湖北省武漢市江漢區中山大道888號1至6樓	該物業包括一幢於一九九七年落成之37層高辦公室樓宇1至6樓。 該物業之總建築樓面面積約為35,029.99平方米（377,063平方呎）。 該物業之土地使用權已轉讓作商業用途，並無指定年期。	物業之若干部分乃受多份租約約束，而其餘部分則由業主佔用。	無商業價值 *(請參閱附註(1))*

附註：—

(1) 吾等注意到並無特定使用年期。假設已取得為期40年之國有土地使用權證，作商業用途，於二零零六年三月三十一日現況下之資本值即為人民幣370,000,000元（貴集團應佔權益之25.07%：人民幣92,759,000元）。

(2) 根據武漢市房地產權登記中心於一九九九年一月二十七日發出之6份國有土地使用權證，該物業（總地盤面積為1,912.55平方米）之土地使用權已轉讓予北京王府井百貨商業物業管理有限公司作商業用途，有關詳情如下：—

物業部分	證明文件號碼	地盤面積 *(平方米)*
1樓	9907221	323.83
2樓	9907222	329.67
3樓	9907223	345.91
4樓	9907224	297.20
5樓	9907225	301.87
6樓	9907226	314.07
	合計：	1,912.55

(2) 根據營業執照第N43808號，北京王府井百貨（集團）股份有限公司註冊成立之註冊資本為人民幣10,000,000元，有效經營期由一九九八年六月十一日至二零零八年六月十一日止。

(3) 中國法律意見表示：－

(i) 根據深圳市房地產權登記中心發出之13份房地產權證，該物業（總建築樓面面積為961.56平方米）之土地使用權及房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有，並授予該公司作商業及辦公室用途，期限為二零零一年十二月七日至二零五一年十二月六日止，為期50年。總建築樓面面積為961.56平方米。

(ii) 北京王府井百貨(集團)股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

(4) 吾等已根據以下假設編製吾等之估值：－

(i) 北京王府井百貨（集團）股份有限公司擁有該物業之適當合法業權，並有權轉讓該物業連同餘下年期之土地使用權，而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(5) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況及主要批文及執照之批授情況如下：－

房地產權證	有
營業執照	有

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
12. 廣東省深圳市福田區民田路深南大道西南轉角交界NCI Tower 10樓13個辦公室單位	該物業包括一幢21層高之辦公室樓宇（另加4層於二零零四年落成之地庫）內10樓之13個辦公室單位。 該物業之整體樓面總面積約為961.56平方米（10,350平方呎）。 該物業之土地使用權已授出作商業及辦公室用途，使用年期由二零零一年十二月七日起至二零五一年十二月六日止。	該物業目前由業主佔用。	人民幣13,900,000元（貴集團應佔50.13%，即人民幣6,968,070元）

附註：－

(1) 根據深圳市房地產權登記中心發出之13份房地產權證，該物業（整體樓面總面積約為961.56平方米）之土地使用權及房屋所有權已批授予北京王府井百貨（集團）股份有限公司，批授期由二零零一年十二月七日起至二零五一年十二月六日止，為期50年，作商業及辦公室用途。

證明文件號碼	單位號碼	發出日期	建築樓面面積 *（平方米）*
3000340716	1001	二零零五年六月二十九日	109.87
3000340717	1002	二零零五年六月二十九日	190.01
3000340718	1020	二零零五年六月二十九日	109.87
3000340719	1021	二零零五年六月二十九日	59.58
3000340475	1022	二零零五年六月二十七日	54.43
3000340474	1023	二零零五年六月二十七日	54.43
3000340472	1025	二零零五年六月二十七日	53.50
3000340467	1026	二零零五年六月二十七日	54.43
3000340464	1028	二零零五年六月二十七日	54.43
3000340462	1029	二零零五年六月二十七日	53.50
3000340461	1030	二零零五年六月二十七日	54.43
3000340457	1031	二零零五年六月二十七日	53.50
3000340720	1032	二零零五年六月二十九日	59.58
		合計：	961.56

該物業以總代價人民幣10,459,288元購入。

(6) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況及主要批文及執照之批授情況如下：—

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	無
營業執照	有

附註：—

(1) 根據由成都市土地管理局發出之國有土地使用權證第(2005) 544號，該物業（地盤面積為4,558.13平方米）所在地部分土地之土地使用權已批授予成都王府井百貨有限公司，使用年期於二零四七年九月八日屆滿，為期50年，作商業及商住用途。根據　貴集團所述，該公司為　貴集團擁有35.07%權益之附屬公司。

(2) 根據房屋所有權證第0372714號，該物業（總建築樓面面積71,197.98平方米）之房屋所有權歸屬成都王府井百貨有限公司。

(3) 根據營業執照，成都王府井百貨有限公司成立之註冊資本為人民幣50,000,000元，有效營業期為一九九二年十一月十日至二零四二年十一月九日。

(4) 中國法律意見表示：—

(i) 根據成都市土地管理局發出之國有土地使用權證第(2005) 544號，該物業（地盤面積為4,558.13平方米）所在地部分土地之土地使用權已授予成都王府井百貨有限公司作商業及商住用途，為期50年，於二零四七年九月八日屆滿。根據　貴集團所述，該公司為　貴集團擁有35.07%權益之附屬公司。

(ii) 根據房屋所有權證第0372714號，該物業（總建築樓面面積為71,197.98平方米）之房屋所有權歸屬成都王府井百貨有限公司。

(iii) 成都王府井百貨有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業而毋須支付額外土地轉讓費或地價。

(5) 吾等已根據以下假設編製吾等之估值：—

(i) 成都王府井百貨有限公司擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值

部分	用途	概約建築樓面面積 平方米	平方呎
East Building B座			
1至7樓	商業	1,056.63	11,374
	小計	7,078.89	76,199
East Building C座			
1至5樓	商業	6,162.35	66,330
10至25樓之16個單位	住宅／辦公室	2,254.88	24,272
	小計	8,417.23	90,602
East Building B座地庫及C座			
夾樓	單車庫	908.84	9,783
地庫1至2樓	停車場	4,888.05	52,615
地庫3樓	附屬設施	2,489.43	26,796
	小計	8,286.32	89,579
	合計：	71,197.98	766,761

該物業之土地使用權已授出作商業及商住用途，使用年期於二零四七年九月八日屆滿，為期五十年。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
11. 四川省成都錦江區總府路13號Chengdu Wangfujing Plaza部分	Chengdu Wangfujing Plaza建於兩塊相連之不規則形狀土地上，總地盤面積約為15,480.03平方米（166,627平方呎）。 Chengdu Wangfujing Plaza包括兩幢相鄰之樓宇，分別為East Building及West Building，於二零零零年竣工。East Building包括36層高之酒店大樓（稱為A座）、19層高之住宅／辦公室大樓（稱為B座）及16層高之住宅／辦公室大樓（稱為C座），建於8層高（加3層地庫）之商業平台上。West Building包括13層高（加三層地庫）之商業樓宇。 該物業包括下列部分，而該物業各部分之概約建築樓面面積如下：─	該物業目前由業主佔用或空置。	人民幣474,000,000元（貴集團應佔權業之35.07%：人民幣166,231,800元）

部分	用途	概約建築樓面面積 平方米	平方呎
West Building			
地庫3樓	附屬設施	4,562.79	49,114
地庫2樓	停車場	4,562.79	49,114
地庫1樓	商業	3,697.68	39,802
夾樓地庫2樓及7樓	單車庫	1,059.06	11,400
1至8樓（包括夾樓6樓及8樓）	商業	28,708.83	309,022
9至13樓	辦公室	4,611.68	49,114
機房	附屬設施	212.71	2,290
小計		47,415.54	510,381

(4) 中國法律意見表示：—

(i) 根據北京市房屋土地管理局於一九九七年七月十五日發出之國有土地使用權證第(97) 00039號，該物業（地盤面積為1,505.6平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作辦公室用途，期限自一九九七年七月十五日至二零四七年七月十四日止。

(ii) 根據北京市東城區房屋土地管理局於一九九七年七月十五日發出之房屋所有權證第00065號，該物業（建築樓面面積為2,756.1平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有。

(iii) 北京王府井百貨（集團）股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業而毋須支付額外土地轉讓費或地價。

(5) 吾等乃按下列假設進行估值：—

(i) 北京王府井百貨（集團）股份有限公司擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(6) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況及主要批文及執照之批授情況如下：—

國有土地使用證	有
房屋所有權證	有
營業執照	有

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
10. 北京東城區甘雨胡同53號	該物業包括一幅近似長方形地塊，面積約為1,505.6平方米（16,206平方呎）。 該物業包括一幢4層高（外加1層地庫）之樓宇、一幢兩層高之樓宇及於五十年代及七十年代間建成之附屬建築。 該物業之總建築樓面面積約為2,756.10平方米（29,667平方呎）。 該物業之土地使用權已授出，使用年期為一九九七年七月十五日至二零四七年七月十四日止。	該物業總可租用面積約818平方米（8,805平方呎）之部分現正租予多個第三方，租期多為一年，年度租金總額為人民幣870,553元。 該物業總建築樓面面積約101平方米（1,087平方呎）之部分，現由　貴集團佔用作辦公室、員工宿舍及飯堂。 該物業其餘部分現正空置。	人民幣19,800,000元（貴集團應佔50.13%，即人民幣9,925,740元）

附註：—

(1) 根據北京市房屋土地管理局於一九九七年七月十五日發出之國有土地使用權證第(97) 00039號，該物業之土地使用權（包括地盤面積1,505.6平方米）乃授予北京王府井百貨（集團）股份有限公司作辦公室用途，期限為自一九九七年七月十五日至二零四七年七月十四日止。根據　貴集團所述，該公司為　貴公司擁有50.10%權益之附屬公司。

(2) 根據北京市東城區房屋土地管理局於一九九七年七月十五日發出之房屋所有權證第00065號，該物業之房屋所有權（包括建築樓面面積2,756.1平方米）乃授予北京王府井百貨（集團）股份有限公司。

(3) 根據編號為1101011003636之營業執照，北京王府井百貨（集團）股份有限公司乃於一九六四年七月一日成立。

(6) 中國法律意見表示：－

(i) 根據國有土地使用權證第(2001) 00133號，該物業（地盤面積約為6,237平方米（67,136平方呎））之土地使用權已授予北京宏業房地產開發有限責任公司作附屬公共設施用途，於二零五零年十二月五日屆滿。

(ii) Beijing Hongye Real Estate Development Company尚未取得該物業之國有土地使用權證。

(iv) Beijing Hongye Real Estate Development Company有權取得該物業之國有土地使用權證。

(7) 吾等乃按下列假設進行估值：－

(i) 北京宏業房地產開發有限責任公司擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業可自由出售予當地及海外買家。

(8) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況及主要批文及執照之批授情況如下：－

國有土地使用權證	有
房屋所有權證	無
測量報告	有
合作協議	有
營業執照	有

附註：—

(1) 假設已取得房屋所有權證，於二零零六年三月三十一日現況下之資本值即為人民幣261,000,000元（貴集團應佔權益之49.13%：人民幣128,229,300元）。

(2) 根據國有土地使用權證第(2001) 00133號，該物業（包括地盤面積約6,237平方米（67,136平方呎））之土地使用權已授出予北京宏業房地產開發有限責任公司，於二零五零年十二月五日屆滿，作附屬公共設施用途。

(3) 根據於二零零五年十二月九日編製之物業測量報告，該物業建築樓面面積如下：—

部分	建築樓面面積 *(平方米)*
地面	26,372.88
地庫	10,721.22
附屬設施	233.45
隔火層	4,649.75
合計	41,977.30

整體樓面總面積為15,270.10平方米之地庫1至5樓乃作商業用途，而建築樓面面積為4,389.83平方米之地庫2樓則作停車場用途。

(4) 根據北京宏業房地產開發有限責任公司（甲方）與Hebei Di San Construction Engineering Co. Ltd於二零零三年六月三十日訂立之合作協議，雙方同意共同發展並出售名為Wan Bo Yuan第7座之發展項目。上述協議所訂明之關鍵情況（其中包括）概述如下：—

(i) 甲方取得建議Wan Bo Yuan第七座之土地之土地使用權，且已就進行該物業之地盤前期發展花費約人民幣135,000,000元；

(ii) 乙方須就進行該物業之建築工程投入資本人民幣135,000,000元。該等建築工程須以符合設計、銷售及居住要求之水平完成；及

(iii) 雙方同意當銷售收入達致人民幣35,000,000元時，上述金額將撥作甲方之投資回報。甲方與乙方將攤分上述金額之銷售收入，作為投資資本之補償。稅後損益將由甲方及乙方平均攤分。

(5) 根據編號為1100001501686之營業執照，北京宏業房地產開發有限責任公司以人民幣30,000,000元之註冊資本成立，營運期為一九九六年十二月二十四日至二零一一年十二月二十三日止。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
9. 北京宣武區右安門內大街72號萬博苑7號樓	萬博苑為住宅發展項目。 該物業包括建於一幅地盤面積約為6,237平方米（67,136平方呎）之土地上之萬博苑7號樓。 該物業包括一幢於二零零五年落成之12層高另加3層地庫之樓宇。該物業之概約建築樓面面積如下：—	該物業目前空置。	無商業價值 *(請參閱附註(1))*

部分	用途	概約建築樓面面積 平方米	平方呎
6至12樓	辦公室	14,768.47	158,968
5樓	商業	2,405.65	25,894
4樓	商業	2,384.48	25,667
3樓	商業	2,384.48	25,667
2樓	商業	2,269.52	24,429
1樓	商業	2,160.28	23,253
地庫1樓	商業	3,665.69	29,457
地庫2樓	停車位	4,389.83	47,252
合計：		34,428.40	370,587

該物業之土地使用權已授出作附屬公共設施用途，使用年期於二零五零年十二月五日屆滿。

(11) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況及主要批文及執照之批授情況如下：—

國有土地使用權證	有
房屋所有權證	無
業權確認函件	有
合作協議	有
營業執照	有

(7) 根據Beijing Jin Quan Xin Construction Works Company Limited（甲方）與Beijing Hongye Real Estate Development Company（乙方）於一九九七年七月八日訂立之補充協議，甲方已同意轉讓8幢別墅之房屋擁有權予乙方，以補償乙方提供之所有投資資金及前期資金。有關各別墅之詳情概述如下：—

編號	樓宇編號	類別	建築樓面面積 (平方米)
1	8005B	A	231.14
2	8293	F	342.11
3	8295A	F	342.11
4	8295B	F	342.11
5	8296	F	342.11
6	8297	A	320.12
7	8085A	C	342.11
8	8005A	H	231.14
		合計：	2,492.95

(8) 根據營業執照第1100001501686號，北京宏業房地產開發有限責任公司成立之註冊資本為人民幣30,000,000元，營運期自一九九六年十二月二十四日起至二零一一年十二月二十三日止。

(9) 法律意見表明：—

(i) Beijing Hongye Real Estate Development Company尚未取得該物業之國有土地使用權證。

(ii) 根據房屋所有權證第30349、30374、30336、30388及30350號，第8266、8215A、8219、8202及867單元（總建築樓面面積為1,560.29平方米）之房屋所有權歸屬Beijing Hongye Real Estate Development Company所有。

(iii) Beijing Hongye Real Estate Development Company有權使用或按揭該物業。

(10) 吾等已根據以下假設編製估值報告：—

(i) Beijing Hongye Real Estate Development Company擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 該物業之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(5) 誠如 貴集團提出，Beijing Hongye Real Estate Development Company乃 貴公司擁有50%權益之附屬公司。

(6) 根據Beijing Hongye Real Estate Development Company與Zhong Fang Group Chang Ping Real Estate Development Company於一九九六年六月二十五日訂立之業權確認函件，訂約雙方已確認合作協議及其補充協議所訂明之54幢別墅之確實樓宇編號、類別及建築樓面面積。有關各別墅之詳情概述如下：—

編號	樓宇編號	類別	建築樓面面積 (平方米)	編號	樓宇編號	類別	建築樓面面積 (平方米)
1	8252	C	270.11	28	8292	A	320.12
2	8222	C	270.11	29	8315A	G	257.82
3	8223	F	342.11	30	8315B	G	257.82
4	8225A	C	270.11	31	8316	G	338.15
5	8225B	G	257.82	32	8317	B	257.82
6	8226	E	249.56	33	8272	A	320.12
7	8335A	B	342.11	34	8271	A	320.12
8	8236	K	343.48	35	8320	D	290.71
9	8250	F	342.11	36	8321	C	270.11
10	8251	F	342.11	37	8270	C	270.11
11	8253	G	257.82	38	8269	C	270.11
12	8287	A	320.12	39	8325A	G	257.82
13	8255A	C	270.11	40	8325B	D	290.71
14	8255B	F	342.11	41	8327	L	343.48
15	8256	A	320.12	42	8328	K	343.48
16	8257	A	320.12	43	8268	A	320.12
17	8258	G	257.82	44	8267	A	320.12
18	8259	F	342.12	45	8266	A	320.12
19	8260	A	320.12	46	8202	G	257.82
20	8261	A	320.12	47	8203	D	290.71
21	8262	A	320.12	48	8216	F	342.11
22	8263	A	320.12	49	8205A	G	257.82
23	8265A	A	320.12	50	8205B	G	257.82
24	8288	A	320.12	51	8219	A	320.12
25	8289	A	320.12	52	8215B	F	342.11
26	8290	A	320.12	53	8215A	F	342.11
27	8291	A	320.12	54	8110	I	484.75
						合計：	16,605.28

編號	樓宇編號	類別	樓面總面積 *平方米*
18	8266	A	320.12
19	8202	G	257.82
20	8203	D	290.71
21	8216	F	342.11
22	8205A	G	257.82
23	8205B	G	257.82
24	8219	A	320.12
25	8215B	F	342.11
26	8215A	F	342.11
27	8110	I	484.75
28	8005B	A	231.14
29	8085A	F	342.11
		合計：	9,195.51

(3) 根據北京市土地管理局於一九九三年十一月三十日簽發之國有土地使用權證第(93) 110號，該物業豎立之土地（包括地盤面積210,307平方米）之土地使用權已批授予Zhong Fang Group Chang Ping Real Estate Development Company，為期70年，作別墅用途。

(4) 根據Zhong Fang Group Chang Ping Real Estate Development Company（甲方）與Beijing Hongye Real Estate Development Company（乙方）分別於一九九六年三月六日及一九九六年十月十日訂立之合作協議及其補充協議，訂約雙方均已同意共同發展及銷售名為朝鳳山莊之別墅發展項目。上述協議訂明之主要條件概述（其中包括）如下：—

(i) 乙方須注資人民幣40,000,000元進行接駁食水、電力及輸氣網絡至朝鳳山莊、建造發展項目內之道路及建造通訊設施、保安設施及圍牆等附屬建築工程。有關建築工程須符合設計、規模及居住規定之標準；

(ii) 訂約雙方均已同意，上述附屬建築工程須於一九九六年三月十五日開始，並須於一九九六年八月十五日完成；及

(iii) 為補償乙方作出之人民幣40,000,000元注資，甲方已同意轉讓54幢別墅（包括總建築樓面面積約16,000平方米）之房屋擁有權予乙方。上述別墅須符合設計規定，並符合銷售及居住條件。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
8. 北京昌平縣十三陵水庫南朝鳳山莊29幢別墅	該物業包括29幢於一九九六年落成之2層高別墅。 該物業之總建築樓面面積約為9,195.51平方米(98,980平方呎)。 該物業之土地使用權已獲批授為期70年，作別墅用途。	該物業目前空置。	無商業價值 *(請參閱附註(1))*

附註：—

(1) 假設已取得房屋所有權證，於二零零六年三月三十一日現況下之資本值即為人民幣35,700,000元(貴集團應佔權益之49.13%：人民幣17,539,410元)。

(2) 該物業包括以下單位及建築樓面面積：—

編號	樓宇編號	類別	建築樓面面積 *平方米*
1	8223	F	342.11
2	8236	K	343.48
3	8255B	F	342.11
4	8256	A	320.12
5	8287	A	320.12
6	8259	F	342.11
7	8260	A	320.12
8	8261	A	320.12
9	8265A	A	320.12
10	8288	A	320.12
11	8289	A	320.12
12	8290	A	320.12
13	8291	A	320.12
14	8315B	G	257.82
15	8317	B	257.82
16	8268	A	320.12
17	8267	A	320.12

(7) 吾等獲 貴集團告知，總建築成本及專業費用估計約為667,500,000港元。吾等於估值時已計及上述成本。然而，直至二零零六年三月三十一日止，吾等並未獲提供建議發展項目所花費之成本。於估值時，吾等假設直至二零零六年三月三十一日止，已花費上述總成本之90%。

(8) 吾等認為，建議發展項目於二零零六年三月三十一日「完工時之資本值」為1,836,000,000港元。

(9) 根據營業執照，北京王府井大廈有限公司成立之註冊資本為28,500,000美元，營運期自一九九五年九月十二日至二零四五年九月十一日止。

(10) 中國法律意見表明：—

(i) 根據北京市房屋土地管理局簽發之國有土地使用權證第(1999) 10045號，該物業（地盤面積為10,080平方米）之土地使用權已授予北京王府井大廈有限公司作綜合用途，使用年期於二零四七年七月十四日屆滿。

(ii) 北京王府井大廈有限公司尚未取得房屋所有權證。

(iii) 北京王府井大廈有限公司有權使用或按揭該物業。

(11) 吾等乃按照以下假設編製估值報告：—

(i) 北京王府井大廈有限公司擁有該物業之適當合法業權，且有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(12) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：—

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	無
營業執照	有

(4) 根據北京市房屋土地管理局(出讓人)與北京王府井百貨(集團)股份有限公司(承讓人)於一九九六年九月二十三日訂立之國有土地使用權出讓合同第(96) 097號，出讓人同意向承讓人出讓該物業一部分之土地使用權。上述出讓合同所訂明之主要條件概述如下(其中包括):—

(i) 位置 : 北京市王府井百貨大樓之北

(ii) 地盤面積 : 5,380平方米

(iii) 用途 : 綜合

(iv) 地價 : 人民幣133,276,130元

(v) 規劃要求 :

(a)	許可總建築樓面面積	:	48,590平方米
(b)	地積比率	:	6.67
(c)	高度限制	:	44.8米 (部分:59.1米)
(d)	綠地面積比率	:	7%
(e)	停車場建造要求	:	地庫層包括327個汽車泊車位及1,416個自行車停車位

(vi) 建築規約 : 承讓人應於合同簽訂之日起計180天內開始建議發展項目之施工。

承讓人應於一九九七年七月一日前完成建議發展項目之建築樓面面積不少於12,148平方米，並於一九九九年七月一日前完成整個發展項目。

(5) 吾等注意到，建議發展項目所提供之汽車泊車位之數量似乎並未符合上述國有土地使用權出讓合同所規定之停車場建造要求。吾等按 貴集團之指示，於估值時假設該物業之發展計劃已獲有關政府機構批准。

(6) 吾等注意到，建議發展項目之計劃竣工日期或與上述國有土地使用權出讓合同所訂明之有關整個發展項目竣工日期之建築規約並不相符。吾等按 貴集團之指示，於估值時假設有關建築規約已獲延期，且該發展項目已於延長建築規約期內竣工。

附註：—

(1) 假設已取得房屋所有權證，於二零零六年三月三十一日現況下之資本值即為人民幣1,435,000,000元（貴集團應佔權益之27.57%：人民幣395,629,500元）。

(2) 根據北京市房屋土地管理局簽發之國有土地使用權證第(1999) 10045號，該物業（地盤面積為10,080平方米）之土地使用權已授予北京王府井大廈有限公司作綜合用途，年期於二零四七年七月十四日屆滿。

(3) 根據北京市房屋土地管理局（出讓人）與北京王府井百貨（集團）股份有限公司（承讓人）於一九九六年九月二十三日訂立之國有土地使用權出讓合同第(96) 096號，出讓人同意向承讓人出讓該物業一部分之土地使用權。上述出讓合同所訂明之主要條件概述如下（其中包括）：—

(i)	位置	：	北京市王府井百貨大樓之北			
(ii)	地盤面積	：	4,700平方米			
(iii)	用途	：	綜合			
(iv)	地價	：	人民幣116,450,880元			
(v)	規劃要求	：	(a)	許可總建築樓面面積	：	42,448平方米
			(b)	地積比率	：	6.67
			(c)	高度限制	：	44.8米（部分：59.1米）
			(d)	綠地面積比率	：	7%
			(e)	停車場建造要求	：	地庫層包括327個汽車泊車位及1,416個自行車停車位
(vi)	建築規約	：	承讓人應於該合同簽訂之日起計180天內開始建議發展項目之施工。 承讓人應於一九九七年七月一日前完成建議發展項目之建築樓面面積不少於10,612平方米，並於一九九九年七月一日前完成整個發展項目。			

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
7. 北京市東城區王府井大街255號王府井北底發展地盤	該物業包括建於兩幅近似長方形地塊上之綜合發展項目，總地盤面積約為10,080平方米（108,501平方呎）。 該發展物業包括一幢13層之商業／辦公綜合大樓（外加一個三層地庫）。 建議發展項目之每層概約建築樓面面積及用途規劃如下：－	該物業現時正進行內部裝修。 貴集團表示，裝修工程計劃於二零零六年完工。	無商業價值 *(請參閱附註(1))*

樓層	用途	概約建築樓面面積 平方米	平方呎
1樓	零售	8,461.76	91,082
2樓	零售	8,038.91	86,531
3樓	零售	8,184.76	88,101
4樓	零售	8,256.80	88,876
5樓	零售	7,900.59	85,042
6樓	零售	7,896.60	84,999
7-9樓	娛樂	9,970.49	107,322
10-13樓	辦公	6,789,98	73,087
天台		211.68	2,279
總計：		65,711.57	707,319

此外，該發展項目包括一個三層地庫，面積約為34,498.70平方米（371,344平方呎），用作零售、附屬設施及泊車用途。地庫之一、二、三層共有280個泊車位。

該發展項目計劃於二零零六年竣工。

該物業之土地使用權已授出，年期將於二零四七年七月十四日終止，作綜合用途。

(5) 中國法律意見表明：—

(i) 根據北京市房屋土地管理局於一九九七年七月十四日簽發之國有土地使用權證第(97)21-(01)-0120號，該物業（地盤面積為49,500平方米）之土地使用權已授予北京王府井百貨(集團)股份有限公司作倉庫用途。

(ii) 根據北京市房屋土地管理局（甲方）與北京市京聯發投資管理中心（乙方）於一九九七年七月十四日簽訂之國有土地使用權出讓合同第(97) 203號，甲方已同意向乙方出讓該物業所處土地（地盤面積為49,500平方米）之土地使用權，地價為人民幣11,340,000元。該幅土地之土地使用年期自國有土地使用權證簽發之日起計為期50年。

(iii) 根據北京市房屋土地管理局於一九九七年七月十日簽發之房屋所有權證第01979號，該物業（總建築樓面面積為1,629.9平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有。

(iv) 北京王府井百貨（集團）股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

(6) 吾等乃按照以下假設編製估值報告：—

(i) 北京王府井百貨（集團）股份有限公司擁有該物業之適當合法業權，且有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(7) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：—

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	有
營業執照	有

(2) 根據北京市房屋土地管理局(甲方)與北京市京聯發投資管理中心(乙方)於一九九七年七月十四日訂立之國有土地使用權出讓合同第(97) 203號，甲方同意向乙方出讓該物業所處土地之土地使用權。上述出讓合同所訂明之主要條件概述如下(其中包括):－

(i)	位置	:	昌平縣八仙庄曹碾村
(ii)	總地盤面積	:	49,500平方米
(iii)	總建築樓面面積	:	1,629.90平方米
(iv)	用途	:	倉庫
(v)	地價	:	人民幣11,340,000元
(vi)	土地使用年費	:	每平方米地盤面積人民幣1元
(vii)	土地使用年期	:	自國有土地使用權證簽發之日起計50年

(3) 根據北京市房屋土地管理局於一九九七年七月十日簽發之房屋所有權證第01979號，該物業(總建築樓面面積為1,629.9平方米)之房屋所有權已歸屬北京王府井百貨(集團)股份有限公司所有。

單元號	落成年份	建築樓面面積 (平方米)
2-1	一九七零年	225.00
2-2	一九八零年	168.00
2-3	一九八零年	196.40
2-4	一九八零年	196.40
3-5	一九八零年	24.80
3-6	一九八零年	7.90
1-7	一九八九年	523.10
2-8	一九七零年	248.00
2-9	一九七零年	40.30
	合計:	1,629.90

(4) 根據營業執照第1101011003636號，北京王府井百貨(集團)股份有限公司乃於一九六四年七月一日成立。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
6. 位於中國北京市昌平縣八仙庄曹碾村之多幢倉庫	該物業建於一幅不規則地塊之上，總地盤面積約為49,500平方米（532,818平方呎）。 該物業包括多幢於一九七零年至一九八九年間落成之單層至兩層倉庫及附屬建築物，總建築樓面面積約為1,629.90平方米（17,544平方呎）。 該物業之土地使用權已授出，由一九九七年七月十四日起計，為期50年。	該物業現時由其所有人佔用。	人民幣11,760,000元（貴集團應佔50.13%，即人民幣5,895,288元）

附註：—

(1) 根據北京市房屋土地管理局於一九九七年七月十四日簽發之國有土地使用權證第(97)21-(01)-0120號，該物業（地盤面積為49,500平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作倉庫用途。

(iii) 根據北京市房屋土地管理局於一九九七年七月十日簽發之房屋所有權證第01980號，該物業（總建築樓面面積為12,415.5平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有。

(iv) 北京王府井百貨（集團）股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

(6) 吾等乃按照以下假設編製估值報告：－

(i) 北京王府井百貨（集團）股份有限公司擁有該物業之適當合法業權，且有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(7) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	有
營業執照	有

單元號	落成年份	建築樓面面積 (平方米)
2-15	一九七二年	168.70
2-16	一九七二年	811.10
2-17	一九七三年	811.10
2-18	一九七三年	811.10
3-19	一九七三年	811.10
3-20	一九七三年	811.10
3-21	一九七二年	160.70
3-22	一九七二年	77.70
3-23	一九七二年	23.80
3-24	一九七二年	54.00
3-25	一九七三年	17.40
3-26	一九七三年	48.40
3-27	一九七二年	293.60
3-28	一九七二年	278.60
3-29	一九七三年	23.30
3-30	一九七三年	10.60
3-31	一九七二年	761.50
3-32	一九七三年	29.60
3-33	一九七二年	467.00
3-34	一九七二年	27.10
3-35	一九七二年	261.50
3-36	一九七二年	761.50
3-37	一九七二年	19.10
3-38	一九七二年	21.70
3-39	一九七二年	23.70
	合計:	12,415.50

(4) 根據營業執照第1101011003636號，北京王府井百貨(集團)股份有限公司乃於一九六四年七月一日成立。

(5) 中國法律意見表明:—

(i) 根據北京市房屋土地管理局於一九九七年七月十四日簽發之國有土地使用權證第(1997)21-(02)-0119號，該物業(地盤面積為76,200平方米)之土地使用權已授予北京王府井百貨(集團)股份有限公司作倉庫用途。

(ii) 根據北京市房屋土地管理局(甲方)與北京市京聯發投資管理中心(乙方)於一九九七年七月十四日簽訂之國有土地使用權出讓合同第(97)204號，甲方已同意向乙方出讓該物業所處土地(地盤面積為76,200平方米)之土地使用權，地價為人民幣17,450,000元。該幅土地之土地使用年期自國有土地使用權證簽發之日起計為期50年。

(2) 根據北京市房屋土地管理局(甲方)與北京市京聯發投資管理中心(乙方)於一九九七年七月十四日訂立之國有土地使用權出讓合同第(97) 204號,甲方同意向乙方出讓該物業所處土地之土地使用權。上述出讓合同所訂明之主要條件概述如下(其中包括):—

(i)	位置	:	昌平縣北七家鄉八仙庄村西
(ii)	總地盤面積	:	76,200平方米
(iii)	整體樓面總面積	:	12,915平方米
(iv)	用途	:	倉庫
(v)	地價	:	人民幣17,450,000元
(vi)	土地使用年費	:	每平方米地盤面積人民幣1元
(vii)	土地使用年期	:	自國有土地使用權證簽發之日起計50年

(3) 根據北京市房屋土地管理局於一九九七年七月十日簽發之房屋所有權證第01980號,該物業(總建築樓面面積為12,915.5平方米)之房屋所有權已歸屬北京王府井百貨(集團)股份有限公司所有,有關詳情如下:—

單元號	落成年份	建築樓面面積 *(平方米)*
3-1	一九七三年	25.20
3-2	一九七三年	13.00
3-3	一九七二年	109.60
3-4	一九七二年	20.70
3-5	一九七三年	32.30
3-6	一九七二年	189.30
3-7	一九七三年	808.80
3-8	一九七二年	808.80
3-9	一九七三年	808.80
2-10	一九七三年	808.80
2-11	一九七三年	808.80
1-12	一九七三年	183.00
1-13	一九七二年	182.70
1-14	一九七二年	30.70

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
5. 位於北京市昌平縣北七家鄉八仙庄村西之多幢倉庫	該物業建於一幅不規則地塊之上，地盤面積約為76,200平方米（820,217平方呎）。 該物業包括多幢於一九七二年及一九七三年落成之單層至兩層倉庫及附屬建築物，總建築樓面面積約為12,415.50平方米（133,640平方呎）。 該物業之土地使用權已授出作倉庫用途，由一九九七年七月十四日起計，為期50年。	該物業現時由其所有人佔用。	人民幣19,480,000元（貴集團應佔50.13%，即人民幣9,765,324元）

附註：—

(1) 根據北京市房屋土地管理局於一九九七年七月十四日簽發之國有土地使用權證第(1997)21-(02)-0119號，該物業（地盤面積為76,200平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作倉庫用途。

(iii) 根據北京市房屋土地管理局於一九九七年九月十六日簽發之房屋所有權證第00388號，該物業（建築樓面面積為30,836.20平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有。

(iv) 北京王府井百貨（集團）股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

(6) 吾等乃按照以下假設編製估值報告：－

(i) 北京王府井百貨（集團）股份有限公司擁有該物業之適當合法業權，且有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(7) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：－

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	有
營業執照	有

(2) 根據北京市房屋土地管理局（甲方）與北京市京聯發投資管理中心（乙方）於一九九七年七月十四日訂立之國有土地使用權出讓合同第(97) 201號，甲方同意向乙方出讓該物業所處土地之土地使用權。上述出讓合同所訂明之主要條件概述如下（其中包括）：—

(i)	位置	：	朝陽區王四營鄉唐家坟村
(ii)	總地盤面積	：	72,644.20平方米
(iii)	整體樓面總面積	：	30,836.20平方米
(iv)	用途	：	倉庫
(v)	地價	：	人民幣60,880,000元
(vi)	土地使用年費	：	每平方米地盤面積人民幣1元
(vii)	土地使用年期	：	自國有土地使用權證簽發之日起計50年

(3) 根據北京市房屋土地管理局於一九九七年九月十六日簽發之房屋所有權證第00388號，該物業（總建築樓面面積為30,836.20平方米）之房屋所有權已歸屬北京王府井百貨（集團）股份有限公司所有。

(4) 根據營業執照第1101011003636號，北京王府井百貨（集團）股份有限公司乃於一九六四年七月一日成立。

(5) 中國法律意見表明：—

(i) 根據於一九九六年七月八日簽發之國有土地使用權證第000162號，該物業（地盤面積約為72,644.20平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作倉庫用途。

(ii) 根據北京市房屋土地管理局（甲方）與北京市京聯發投資管理中心於一九九七年七月十四日簽訂之國有土地使用權出讓合同第(97) 201號，甲方已同意向乙方出讓該物業所處土地（地盤面積為72,644.20平方米）之土地使用權，地價為人民幣60,880,000元。該幅土地之土地使用年期自國有土地使用權證簽發之日起計為期50年。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
4. 位於北京市朝陽區王四營鄉唐家墳村之多幢倉庫	該物業建於一幅不規則地塊之上，地盤面積約為72,644.20平方米（781,942平方呎）。 該物業包括多幢於一九八七年至一九九一年間落成之單層至多層倉庫及附屬建築物，總建築樓面面積約為30,836.2平方米（331,921平方呎）。 該物業之土地使用權已授出作倉庫用途，由一九九六年七月八日起計，為期50年。	該物業現時由其所有人佔用。	人民幣103,000,000元（貴集團應佔50.13%，即人民幣51,633,900元）

附註：—

(1) 根據於一九九六年七月八日簽發之國有土地使用權證第000162號，該物業（地盤面積約為72,644.20平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作倉庫用途。

(5) 吾等乃按照以下假設編製估值報告：－

(i) 北京雙安商場有限責任公司擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(6) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：－

國有土地使用權證	有
房屋所有權證	有
營業執照	有

(2) 根據北京市土地資源及房屋管理局於二零零二年六月二十五日簽發之房屋所有權證第00206號，該物業（總建築樓面面積33,784.90平方米）之房屋所有權歸屬北京雙安商場有限責任公司所有，有關詳情如下：－

單元號	樓層數目	建築用途	建築樓面面積（平方米）
1	5	商業	10,185.00
13	5	商業	12,548.50
14	5	商業	7,647.60
12	5	商業	3,403.80
		合計：	33,784.90

(3) 根據營業執照第1100001432933 (2-2)號，北京雙安商場有限責任公司註冊成立之註冊資本為人民幣280,000,000元，有效營業期為一九九九年四月十五日至二零二二年四月十四日。

(4) 中國法律意見表明：

(i) 根據於二零零二年九月六日簽發之國有土地使用權證第(2002) 2060號，該物業（地盤面積約為7,458.91平方米）之土地使用權已授予北京雙安商場有限責任公司作商業用途，使用年期於二零四一年二月二十八日屆滿。

(ii) 根據北京市土地資源及房屋管理局於二零零二年六月二十五日簽發之房屋所有權證第00206號，該物業（整體樓面總面積為33,784.90平方米）之房屋所有權歸屬北京雙安商場有限責任公司所有。

(iii) 北京雙安商場有限責任公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
3. 北京市 海淀區 北三環西路38號 雙安商場	該物業建於一幅不規則地塊之上，地盤面積約為7,458.91平方米（80,288平方呎）。 該物業由四幢毗鄰之樓宇組成，包括三幢5層高之商業大樓（總建築樓面面積約30,381.10平方米（327,022平方呎））及一幢5層高之寫字樓（建築樓面面積約3,403.80平方米（36,639平方呎））。該等樓宇於一九八零年至一九九三年間落成。 該物業之土地使用權已授出作商業用途，使用年期於二零四一年二月二十八日屆滿。	該物業現時由其所有人佔用。	人民幣 486,500,000元 （貴集團應佔48.12%，即人民幣234,103,800元）

附註：—

(1) 根據於二零零二年九月六日簽發之國有土地使用權證第(2002) 2060號，該物業（地盤面積約為7,458.91平方米）之土地使用權已授予北京雙安商場有限責任公司作商業用途，使用年期於二零四一年二月二十八日屆滿。

(v) 根據北京市規劃委員會於二零零四年五月十八日簽發之建築設計批准通知書第(2004) 0267號，一幢建築樓面面積9,897平方米之附屬建築物已獲准興建。

(vi) 北京王府井百貨(集團)股份有限公司有權透過任何合法途徑轉讓、租賃或按揭該物業。

(9) 吾等乃按照以下假設編製估值報告：—

(i) 北京王府井百貨(集團)股份有限公司擁有該物業之適當合法業權，並有權轉讓該物業而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業(不論整幢或分層)可自由出售予當地及海外買家。

(10) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：—

國有土地使用權證	有
國有土地使用權出讓合同	有
房屋所有權證	有
建築工程規劃許可證	有
建築設計批准通知書	有
營業執照	有

(4) 根據北京市規劃委員會於二零零五年八月九日簽發之建築工程規劃許可證第(2005) 0415號，一幢建築樓面面積9,897平方米之附屬建築物已獲准興建。

(5) 根據北京市規劃委員會於二零零四年五月十八日簽發之建築設計批准通知書第(2004) 0267號，一幢建築樓面面積9,897平方米之附屬建築物已獲准興建，有關詳情如下：－

(i) 總建築樓面面積 ： 9,897平方米（地上面積8,564平方米及地下面積1,333平方米）

(ii) 地積比率 ： 3.81

(iii) 建築密度 ： 75.9%

(iv) 建築高度 ： 24米

(v) 樓層數目 ： 6層（5層為地上樓層及1層為地下樓層）

(6) 據吾等視察後所了解，該幅土地上建有一幢單層臨時樓房。在吾等之估值過程中，吾等並無計入上述臨時樓房之價值。

(7) 根據營業執照第1101011003636號，北京王府井百貨（集團）股份有限公司乃於一九六四年七月一日成立。

(8) 中國法律意見表明：－

(i) 根據於一九九七年七月十五日簽發之國有土地使用權證第(97) 00034號，該物業（地盤面積為7,343.6平方米）之土地使用權已授予北京王府井百貨（集團）股份有限公司作商業用途，由一九九七年七月十五日至二零三七年七月十四日止，為期40年。

(ii) 根據北京市房屋土地管理局（甲方）與北京市京聯發投資管理中心（乙方）於一九九七年七月十四日簽訂之國有土地使用權出讓合同第(97) 180號，甲方已同意向乙方出讓該物業所處土地（地盤面積為7,343.60平方米）之土地使用權，地價為人民幣375,770,000元。

(iii) 根據北京市房屋土地管理局於一九九七年七月二日簽發之房屋所有權證第00060號，該物業（總建築樓面面積為31,314.40平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有。

(iv) 根據北京市規劃委員會於二零零五年八月九日簽發之建築工程規劃許可證第(2005) 0415號，一幢建築樓面面積9,897平方米之附屬建築物已獲准興建。

(2) 根據北京市房屋土地管理局（甲方）與北京市京聯發投資管理中心（乙方）於一九九七年七月十四日簽訂之國有土地使用權出讓合同第(97)180號，甲方已同意向乙方出讓該物業所處土地之土地使用權。上述出讓合同所訂明之主要條件概述如下（其中包括）：—

(i)	位置	:	王府井大街255號
(ii)	總地盤面積	:	7,343.60平方米
(iii)	整體樓面總面積	:	31,314.40平方米
(iv)	用途	:	商業
(v)	地價	:	人民幣375,770,000元
(vi)	土地使用年費	:	每平方米地盤面積人民幣1元

(3) 根據北京市房屋土地管理局於一九九七年七月二日簽發之房屋所有權證第00060號，該物業（總建築樓面面積31,314.40平方米）之房屋所有權歸屬北京王府井百貨（集團）股份有限公司所有，有關詳情如下：—

單元號	樓層數目	落成年份	建築樓面面積（平方米）
1	6	一九五零年代	24,464.30（地上面積17,751.50平方米、地下面積4,172.70平方米及續批面積2,540.10平方米）
2	不適用	一九八零年代	33.40
3	5	一九七零年代	368.50
4	5	一九七零年代	4,767平方米（地上面積3,943.70平方米及地下面積823.30平方米）
5	不適用	一九七零年代	64.10
6	2	一九七零年代	130.80
7	不適用	一九七零年代	182.30
8	2	一九八零年代	1,304.00
		合計：	31,314.40

據吾等視察後所了解，第6、7及8單元經已拆損，故吾等在估值過程中並無計入上述樓宇之價值。第1至5單元之總建築樓面面積為29,697.30平方米。

第二類－貴集團於中國持有及佔用之物業權益

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
2. 北京市東城區王府井大街255號王府井百貨大樓	該物業建於一幅不規則土塊之上，總地盤面積約為7,343.60平方米(79,047平方呎)。 該物業包括兩幢毗鄰之商業／寫字樓大樓，總建築樓面面積約為29,231.30平方米(314,646平方呎)，包括地庫面積3,363.40平方米(36,204平方呎)及總建築樓面面積約466平方米(501平方呎)之三幢附屬建築物。該等樓宇於一九五零年代至一九八零年代落成。 該物業之土地使用權已授出作商業用途，由一九九七年七月十五日至二零三七年七月十四日止，為期40年。	該物業現時由所有人佔用。	人民幣481,000,000元(貴集團應佔50.13%，即人民幣241,125,300元)

附註：－

(1) 根據於一九九七年七月十五日簽發之國有土地使用權證第(97) 00034號，該物業(地盤面積7,343.6平方米)之土地使用權已授予北京王府井百貨(集團)股份有限公司作商業用途，由一九九七年七月十五日至二零三七年七月十四日止，為期40年。

(4) 根據於二零零五年五月三十一日簽發之營業執照第110100514017402(2-1)號，北京海文王府井百貨有限責任公司註冊成立之註冊資本為人民幣10,000,000元，有效營業期為一九九六年五月二十八日至二零三六年五月二十七日。

(5) 中國法律意見表明：－

(i) 根據北京市朝陽區房屋土地管理局於一九九七年三月四日簽發之國有土地使用權證第000193號，該物業所處土地部分(地盤面積為4,971.70平方米)之土地使用權已劃撥予北京海文王府井百貨有限責任公司作商業用途。

(ii) 根據北京市朝陽區房屋土地管理局於一九九七年四月十五日簽發之房屋所有權證第00184號，位於勁松南路1號之該幢大樓（建築樓面面積為25,439.7平方米）之房屋所有權歸屬北京市農工商開發貿易公司及北京海文王府井百貨有限責任公司所有，該兩間公司分別擁有該樓宇之32.072%及67.928%權益。

(iii) 北京海文王府井百貨有限責任公司有權使用或按揭該物業。

(6) 吾等乃按以下假設編製估報告：－

(i) 北京海文王府井百貨有限責任公司擁有該物業之適當合法業權，並有權轉讓該物業連同其剩餘之土地使用權年期，而毋須向政府支付額外地價或其他繁重費用；

(ii) 地價及附屬公用服務設施之其他成本已悉數結清；

(iii) 建議發展項目之設計及建造符合有關法規及規定，並已獲有關機構批准；及

(iv) 該物業（不論整幢或分層）可自由出售予當地及海外買家。

(7) 根據 貴集團提供之資料及中國法律顧問之意見，業權狀況與主要批文及執照之批授情況如下：－

國有土地使用權證（獲分配）	有
房屋所有權證	有
房屋登記證	有
營業執照	有

(2) 根據北京市朝陽區房屋土地管理局於一九九七年三月四日簽發之國有土地使用權證第000193號，該物業所處土地之一部分（地盤面積為4,971.70平方米）之土地使用權已劃撥予北京海文王府井百貨有限責任公司作商業用途。

(3) 根據北京市朝陽區房屋土地管理局於一九九七年四月十五日簽發之房屋所有權證第00184號，位於勁松南路1號之該幢大樓（建築樓面面積為25,439.7平方米）之房屋所有權歸屬北京市農工商開發貿易公司及北京海文王府井百貨有限責任公司所有，該兩間公司分別擁有該樓宇之32.072%及67.928%權益。

根據北京市房地產測繪局於一九九七年三月簽發之房屋登記證，位於勁松南路1號之該幢大樓（總建築樓面面積為25,439.70平方米）乃作商業用途。大樓之建築樓面面積載列如下：－

部分	概約 建築樓面面積 *(平方米)*
1至5樓	17,528.10
地庫一層至二層	7,718.70
附屬建築物1	94.70
附屬建築物2	98.20
合計	25,439.70

根據北京市房地產測繪局於二零零二年發出之面積摘要，王府井百貨大樓之建築樓面面積為15,903.308平方米。各部分之建築樓面面積載列如下：－

部分	概約 建築樓面面積 *(平方米)*
1樓	2,437.16
2樓	3,370.78
3樓	3,380.53
4樓	84.90
5樓	583.45
地庫一層	2,978.96
地庫二層	3,067.60
合計	15,903.38

估值證書

第一類－貴集團於中國持作投資之物業權益

物業	概況及年期	佔用詳情	於二零零六年三月三十一日現況下之資本值
1. 北京市朝陽區勁松南路1號海文王府井百貨大樓之多個部分	海文王府井百貨大樓包括一幢於一九九三年落成之建於二層地庫上之7層高零售大樓。 該物業包括上述物業之多個部分，總建築樓面面積約為15,903.38平方米（171,184平方呎）。 該物業各部分之概約建築樓面面積載列如下：－	該物業訂有多項租約，月租金約為人民幣830,000元。	無商業價值 *（請參閱附註(1)）*

部分	概約建築樓面面積 平方米	平方呎
1樓	2,437.16	26,236
2樓	3,370.78	36,283
3樓	3,380.53	36,388
4樓	84.90	914
5樓	583.45	6,280
地庫一層	2,978.96	32,066
地庫二層	3,067.60	33,020
合計：	15,903.38	171,187

該物業之土地使用權乃作商業用途，並無指定土地使用用年期。

附註：－

(1) 吾等注意到並無特定使用年期。假設已取得為期40年之國有土地使用權證，作商業用途，於二零零六年三月三十一日現況下之資本值即為人民幣134,000,000元（貴集團應佔權益之30.08%：人民幣40,307,200元）。

附註(1)：由於尚未取得相關國有土地使用權證或房屋所有權證，以下物業權益之估值概要或估值證書概無包括任何資本值。然而，於估值證書中，吾等已於各有關物業權益之附註表示，假設有關物業權益已取得相關國有土地使用權證，有關物業權益於二零零六年三月三十一日之市值為：

	物業	於二零零六年三月三十一日現況下之資本值 人民幣	貴集團應佔權益 %	貴集團於二零零六年三月三十一日現況下之資本淨之應佔權益 人民幣
1.	北京市 朝陽區 勁松南路1號 海文王府井百貨大樓 之多個部分	134,000,000	30.08	40,307,200
7.	北京市 東城區 王府井大街255號 王府井北廈 發展地盤	1,435,000,000	27.57	395,629,500
8.	北京市 昌平縣 十三陵水庫南 朝凰山莊 之29套別墅	35,700,000	49.13	17,539,410
9.	北京市 宣武區 右安門內大街72號 萬博苑第7座	261,000,000	49.13	128,229,300
13.	湖北省 武漢市 江漢區 中山大道888號 1至6樓	370,000,000	25.07	92,759,000

	物業	於二零零六年三月三十一日現況下之資本值 人民幣	貴集團應佔權益 %	貴集團應佔於二零零六年三月三十一日現況下之資本值 人民幣
11.	四川省 成都市 錦江區 總府路13號 王府井商城之部分	474,000,000	35.07	166,231,800
12.	位於廣東省 深圳市 福田區 深南大道民田路交匯處 西南角之 新華保險大廈 10樓之13個寫字樓單位	13,900,000	50.13	6,968,070
13.	湖北省 武漢市 江漢區 中山大道888號 1至6樓	無商業價值 *(見附註(1))*		無商業價值 *(見附註(1))*
			小計：	725,649,222
			總計：	725,649,222

附註： 戴德梁行有限公司亦於二零零五年十二月三十一日為北京控股有限公司之第7、8、9、10、11項物業就會計用途進行估值。彼等之估值報告與於二零零六年三月三十一日之估值報告相同。

	物業	於二零零六年三月三十一日現況下之資本值 人民幣	貴集團應佔權益 %	貴集團應佔於二零零六年三月三十一日現況下之資本值 人民幣
5.	位於北京市 昌平縣 七家鄉 八仙庄村西 之多幢倉庫	19,480,000	50.13	9,765,324
6.	位於北京市 昌平縣 八仙庄 曹碾村 之多幢倉庫	11,760,000	50.13	5,895,288
7.	北京市 東城區 王府井大街255號 王府井北廈 發展地盤	無商業價值 *(見附註(1))*		無商業價值 *(見附註(1))*
8.	北京市 昌平縣 十三陵水庫南 朝鳳山莊 之29套別墅	無商業價值 *(見附註(1))*		無商業價值 *(見附註(1))*
9.	北京市 宣武區 右安門內大街72號 萬博苑第7座	無商業價值 *(見附註(1))*		無商業價值 *(見附註(1))*
10.	北京市 東城區 甘雨胡同53號	19,800,000	50.13	9,925,740

估值概要

物業	於二零零六年三月三十一日現況下之資本值	貴集團應佔權益	貴集團應佔於二零零六年三月三十一日現況下之資本值
	人民幣	*%*	*人民幣*
第一類－貴集團於中國持作投資之物業權益			
1. 北京市朝陽區勁松南路1號海文王府井百貨大樓之多個部分	無商業價值 *(見附註(1))*		無商業價值 *(見附註(1))*
		小計：	無商業價值
第二類－貴集團於中國持有及佔用之物業權益			
2. 北京市東城區王府井大街255號王府井百貨大樓	481,000,000	50.13	241,125,300
3. 北京市海淀區北三環西路38號雙安商場	486,500,000	48.12	234,103,800
4. 位於北京市朝陽區王四營鄉唐家坟村之多幢倉庫	103,000,000	50.13	51,633,900

業權調查

貴集團向吾等提供若干有關中國物業業權之文件。然而，吾等並無對文件正式進行查冊，以核實各項物業權益之業權或確定是否存在吾等所獲副本欠缺之任何修訂，惟吾等依賴 貴集團及其中國法律顧問就 貴集團於該等物業之權益而提供予吾等之資料。

實地視察

吾等曾視察物業之外部，並在可能情況下，視察物業之內部。然而，吾等並無進行結構測量，惟於視察過程中並無發現任何嚴重損壞。此外，吾等無法呈報該等物業確無腐壞、蟲蛀及任何其他結構性損壞，亦無對任何設施進行測試。吾等並無進行實地勘測，以確定土地狀況及有關設施等是否適合任何未來發展。吾等編製估值時假設此等方面乃符合要求，並於建築期間不會招致任何特殊開支或延誤。吾等並無進行詳盡實地測量，以核實該等物業之地盤及樓面面積，吾等假設交予吾等之文件副本所示之地盤及樓面面積為正確。

貨幣及匯率

除另行說明者外，於吾等之估值中，所有貨幣數額均以中國法定貨幣人民幣列示。

隨函奉附吾等之估值概要及估值證書。

此 致

香港
灣仔
港灣道18號
中環廣場43樓
4301室
北京控股有限公司
列位董事 台照

代表
戴德梁行有限公司
董事
陳家輝
註冊專業測量師（產業測量組）
中國房地產估值師
MSc., M.H.K.I.S., M.R.I.C.S.
謹啟

二零零六年六月九日

附註： 陳家輝先生為註冊專業測量師，於中國物業估值方面擁有逾19年經驗。

在達致吾等對第7項物業（正在興建中）價值之意見時，吾等假設該等物業可即時交吉求售並參照市場上可供比較之銷售憑證，採用直接比較法，以市值為基準對現況及現有用途下之物業權益進行估值。吾等亦已計及截至二零零六年三月三十一日止支銷之建築成本及專業費用，以及完成發展項目所需之估計未償還建築成本及專業費用，以反映擬發展項目之質素。

吾等採用「折舊重置成本」（「折舊重置成本」）法對第4、5及6項物業進行估值。折舊重置成本是根據現有用途土地之市值估計，加上改善工程之目前重置成本總額，減去實際損耗及任何相關形式之陳舊及優化備抵。重置成本總額界定為按有關日期之價格，興建與現有樓宇相同面積之樓宇或新型替代樓宇之估計成本。此數字包括興建期間應付之費用及財務費用以及與興建該樓宇直接相關之其他相關開支。一般而言，折舊重置成本法是對具有特定性質及設計之樓宇之可靠價值指標。折舊重置成本受限於該業務是否有足夠潛在盈利能力。

資料來源

吾等極之倚賴 貴集團及其中國法律顧問所提供之資料。吾等已就法定通告、地役權、年期、佔用情況、物業證明、應收租金及收入、建築成本、樓宇落成日期、 貴集團應佔之物業權益、地盤及樓面面積及所有其他有關事項，採納吾等獲提供之意見。估值證書所載之尺寸、量度及面積乃以吾等獲取之資料（載於有關文件內）作基準，因此僅為約數。吾等並無理由懷疑 貴集團向吾等提供之資料（該等資料對本估值有重大意義）之真確性及準確性。 貴集團向吾等表示， 貴集團所提供之資料並無遺漏任何重大事實。

估值基準及假設

吾等之估值並不包括因特別條款或情況（如非一般性融資、售後租回安排、由任何與銷售有關人士授出之特別考慮因素或特許權或任何特別價值因素）所抬高或貶低之估計價格。

在對位於中國之物業進行估值之過程中，吾等以有關各項物業於其特定年期之可轉讓土地使用權已按象徵式每年土地使用費批出，且已悉數支付任何地價為基準。除另有所指外，吾等亦假設各項物業之承授人或使用人於整個獲授未屆滿年期內有權自由且不受干擾使用或出讓各項物業。吾等依賴 貴集團及其中國法律顧問海問律師事務所就各項物業權益之業權及 貴集團於該等物業之權益所提供之意見。

吾等之估值並無考慮各項物業所欠負之任何抵押、按揭或款項，亦無考慮在出售過程中可能產生之任何開支或稅項。除另有所指外，吾等假設該等物業概不附帶可影響價值之任何繁重產權負擔、限制及支銷。

估值方法

在評估物業權益時，吾等已遵守香港聯合交易所證券上市規則第5章及第12項應用指引及香港測量師學會所公佈之物業估值準則（二零零五年第一版）所載之規定。

吾等採用直接比較法，並參照於有關市場上可供比較之銷售憑證對第1、2、3、8、9、10、11、12及13項物業進行估值；或於恰當時，採用投資法，將 貴集團向吾等提供之附表所示之收入淨額資本化計算，以及就逆轉潛在收入作出撥備。

以下為獨立估值師戴德梁行有限公司就於二零零六年三月三十一日為本集團之物業進行估值所編製及發出之函件全文、估值概要及估值證書，以供載入本通函。


DTZ Debenham Tie Leung
戴德梁行
International Property Advisors
全國一級房地產評估機構
全國土地評估機構

敬啟者：

估值指示、目的及日期

吾等遵照北京控股有限公司（「貴公司」）之指示，對位於中華人民共和國（「中國」）之北京王府井百貨（集團）股份有限公司（「王府井」，一家根據中國法律成立之股份有限公司，其50.13%股權目前由　貴公司之附屬公司擁有）物業權益進行估值，吾等確認曾進行視察及作出有關查詢，並取得吾等認為必要之其他資料，藉以向　貴公司及　貴公司之附屬公司（下文統稱「貴集團」）提供吾等對王府井物業權益於二零零六年三月三十一日之市值意見。

市值之定義

吾等對各物業權益之估值乃對各物業權益之市值意見，所謂市值，就吾等所下定義而言，乃指「某項物業經過正式推銷後，由自願買賣雙方在知情、審慎及無脅迫情況下於估值日透過按公平基準進行之交易可取得之估計金額」。

4. 營運資金

經考慮交易事項之所得款項淨額、本集團現有之現金及銀行存款以及可動用之財務資源(包括內部產生資金及可動用之銀行融資)，且倘並無發生不可預見之情況，董事認為本集團具備充足之營運資金，以應付其於本通函刊發日期起計未來十二個月之營運資金需求。

5. 重大不利變動

截至最後實際可行日期止，就董事所知，自二零零五年十二月三十一日(即本集團最近期公佈之經審核綜合財務報表之編製日期)以來，本集團之財務或貿易狀況或前景概無出現任何重大不利變動。

6. 本集團之財務及貿易前景

本集團主要從事之業務包括基建及公用事業、消費品、零售服務及科技。

於二零零六年三月三十一日，本集團之現金總額及現金淨額分別為約3,617,000,000港元及621,000,000港元。董事會相信，憑藉手頭現金及來自收費公路、自來水特許權及啤酒業務之經常性充足現金流入，本集團有能力緊握近期內出現之重大投資商機。

此外，誠如本公司二零零五年年報所述，來自收費公路、啤酒及自來水處理業務之收益較二零零四年錄得穩步增長。董事會相信，本集團上述三項核心業務在可見未來仍將持續增長。

憑藉本集團業務預期將取得之收益及交易事項之所得款項，本集團將具備優勢，把握於可見未來出現之重大投資商機。

3. 債項

借貸

於二零零六年三月三十一日(即本通函附印前就本債項聲明而言之最後實際可行日期)營業時間結束時，本集團之未償還借貸總額約為2,996,000,000港元，其中包括：－

(i) 有抵押銀行及其他貸款約為292,000,000港元，乃以若干銀行存款、物業、廠房及設備作抵押；

(ii) 無抵押銀行及其他貸款約為2,218,000,000港元，當中包括由本集團中國附屬公司若干合資夥伴及第三方擔保之無抵押銀行貸款分別為約175,000,000港元及約33,000,000港元；及

(iii) 可換股債券約為486,000,000港元。

或然負債

於二零零六年三月三十一日（即本通函附印前就本債項聲明而言之最後實際可行日期）營業時間結束時，本集團負有以下或然負債：－

(i) 就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保約17,064,000港元；及

(ii) 就授予共同控制公司之銀行融資而作出之擔保約44,272,000港元。

免責聲明

除上述者及集團內公司間之負債外，於二零零六年三月三十一日營業時間結束時，本公司及本集團旗下各成員公司概無任何已發行在外或同意發行之借貸資本、銀行透支、貸款、債券或其他類似債項、承兑負債或承兑信貸、公司債券、按揭、押記、租購或其他融資租賃承擔、擔保或其他重大或然負債。

(iv) 於二零零六年三月三十一日，投資管理及北京市京聯發投資管理中心(「京聯發」)(均為本公司全資附屬公司)，與北京控股集團有限公司(「北京控股集團」，北京市政府全資擁有之中國公司)訂立股份轉讓協議，根據協議，投資管理及京聯發有條件同意向北京控股集團出售彼等各自於王府井之49.52%及0.61%股權，總代價為人民幣1,000,000,000元。於完成該交易後，本集團於王府井不再持有任何權益。於批准該等財務報表日期，本公司股東於股東特別大會上並未批准該項交易，董事認為現階段不宜披露此項交易對本集團所造成的財務影響。

由於本集團之零售業務(本集團之獨立業務分類)由王府井單獨承擔，因此該業務將於此後終止經營。

鑑於股份轉讓協議於批准本財務報表日期前不久才生效，本集團無法就該項交易對本集團之估計財務影響完成審核，因此，概無披露該項交易對本集團之財務影響。

54. 比較金額

若干比較金額已經重列以符合現年度之呈報方式。

55. 批准財務報表

財務報表經董事會於二零零六年四月十一日批准並准予刊行。」

(ii) 於二零零六年三月二十四日，燕京啤酒及燕京啤酒集團訂立兩項協議，據此，燕京啤酒將按當時總賬面值人民幣42,600,000元轉讓兩項投資及一項應收款項予燕京啤酒集團。

(iii) 於二零零六年三月三十一日，本公司及燕京啤酒宣佈，根據中國有關當局頒佈之相關規則及規例，包括《關於推進資本市場改革開放和穩定發展的若干意見》、《關於上市公司股權分置改革的指導意見》及《上市公司股權分置改革管理辦法》，燕京啤酒（即燕京啤酒集團及北京燕京啤酒有限公司（「燕京有限公司」），本公司間接持有80%權益之附屬公司）兩名非流通股股東已提呈一項有關燕京啤酒之股權分置改革方案。燕京啤酒乃一間根據中國法律成立之股份有限公司，其內資A股在深圳證券交易所上市。

根據燕京啤酒就股權分置改革方案於二零零六年三月三十一日刊發之通函，燕京啤酒集團及燕京有限公司建議按照尚未確定之股份登記日期之燕京啤酒股東名冊所示，就燕京啤酒各流通股股東持有之每10股流通股向燕京啤酒各流通股股東提呈發售2.1股燕京啤酒非流通股，作為流通股股東同意將燕京啤酒非流通股轉換為流通股之代價。倘股權分置改革方案全面實行，燕京啤酒之已發行股本總額將全部由流通股組成。

於批准該等財務報表之日期，燕京啤酒股東尚未同意股權分置改革方案之條款。

由於股權分置改革方案之條款可予更改及最終確定，而有關條款並不構成要約且不具備法律約束力，董事認為目前尚不適合披露該股權分置改革方案對本集團之財務影響。

(iii) 有關關連人士就本集團銀行及其他借貸及燕京啤酒發行可換股票據作出擔保之詳情分別披露於財務報表附註37及38。

(iv) 有關本集團就授予共同控制公司之銀行備授信額度而作出之擔保詳情披露於財務報表附註49。

(e) 本集團主要管理人員之補償

	二零零五年	二零零四年
	千港元	*千港元*
短期僱員福利	7,484	9,771
僱用後之福利	347	354
離職福利	–	–
股權付款	–	–
支付主要管理人員之總補償	7,831	10,125

董事之薪酬之詳情載於財務報表附註7。

53. 結算日後事項

本集團於結算日後發生下列重要事項:

(i) 於二零零六年二月,中生北控(本公司之聯營公司)按配售價每股H股2.0港元完成配售每股面值為人民幣1元合共33,000,000股H股普通股,包括30,000,000股新H股及從中生北控原內資股轉換而來之3,000,000股H股。該等H股自二零零六年二月二十七日於聯交所創業板上市。於配售完成後,本集團於中生北控之權益由34.29%攤薄至24.01%,且對本集團並無重大財務影響。

零六年十二月三十一日及二零零七年十二月三十一日償付。首期金額人民幣101,050,500元已於二零零五年十二月三十一日結清。

上述兩項交易已於二零零五年十月十七日舉行之本公司特別股東大會上，獲股東正式批准。

出售於北京磁懸浮之權益之虧損及出售於八達嶺旅遊之權益之收益分別為9,499,000港元及111,478,000港元，上述金額已於截至二零零五年十二月三十一日止年度之綜合利潤表中確認。

(c) 與中國其他國有企業進行交易

京泰集團（本公司最終控股公司）乃由北京政府管治及為一家中國國有企業。本集團於國有企業所支配之經濟環境下經營業務。於年內，除京泰集團及其若干附屬公司外，本集團曾與若干其他中國國有企業（「其他國有企業」）進行交易，包括但不限於銷售成品及採購原材料。董事認為，與該等其他國有企業進行之交易乃在本集團日常業務過程中進行，而本集團之該等交易亦無因為本集團及該等其他國有企業乃由中國政府最終控制或擁有之事實而蒙受重大或過份影響。本集團亦已為產品制訂定價政策，而該等定價政策並未考慮客戶是否為其他國有企業。董事經考慮關係之性質後，認為該等交易概非須另行作披露之重大關連人士交易。

(d) 涉及關連人士之未償還結餘

(i) 有關本集團涉及關連人士且計入按金及其他應收款項以及應付貿易賬項及應付票據之結餘之詳情分別披露於財務報表附註29及41。

(ii) 有關涉及共同控制公司、聯營公司、控股公司、同系附屬公司及關連公司結餘之詳情分別披露於財務報表附註20、21及30。

Space Express Limited乃為一間投資控股公司，而於股份回購完成之日其資產主要包括分別持有北京八達嶺旅遊股份有限公司（「八達嶺旅遊」，於年內被出售（見下文第(v)段））及龍慶峽旅遊75%權益。八達嶺旅遊及龍慶峽旅遊分別於中國北京觀光區八達嶺長城及龍慶峽提供旅遊服務。

(v) 根據本公司與傑恒投資有限公司（京泰集團之全資附屬公司及本公司之同系附屬公司）於二零零五年九月六日訂立之股權轉讓協議（「磁懸協議」），於二零零五年十月，本公司將其於北京磁懸浮之63.75%股權售予傑恒投資有限公司，現金代價為人民幣38,190,000元（約36,721,000港元）。北京磁懸浮乃屬成立於中國之中外合營企業，主要從事研究及發展磁浮科技以及提供相關服務。根據磁懸浮協議，金額為人民幣38,190,000元之現金代價分三期償付，首期及第二期均為人民幣11,457,000元，最後一期為人民幣15,276,000元，分別於二零零五年九月六日、二零零六年十二月三十一日及二零零七年十二月三十一日償付。首期金額人民幣11,457,000元已於二零零五年十二月三十一日結清。

此外，根據本公司之全資附屬公司Space Express Limited與Beijing Holdings (BVI) Limited（京泰集團之全資附屬公司及本公司之間接控股公司）於二零零五年九月六日訂立之股權轉讓協議（「BE Tourism協議」），Space Express Limited將其於BE Tourism之100%股權出售予Beijing Holdings (BVI) Limited，現金作價為人民幣336,835,000元（約323,880,000港元）。BE Tourism乃屬一間投資控股公司，其主要資產包括：於八達嶺旅遊之75%股本權益及於北京磁懸浮之36.25%股本權益。八達嶺旅遊乃屬成立於中國之股份有限公司，主要從事經營中國北京觀光區八達嶺長城之旅遊業務及於中國北京延慶縣之一間酒店。根據BE Tourism協議，現金代價人民幣336,835,000元將分三期償付，首期及第二期均為人民幣101,050,500元，及最後一期為人民幣134,734,000元，分別於二零零五年九月六日、二零

(b) **與關聯人士之其他交易**

(i) 燕京啤酒集團承諾向本集團提供2,700,000港元(二零零四年:19,500,000港元)之彌償保證,該保證相等於燕京啤酒及其若干附屬公司截至二零零五年十二月三十一日止年度因企業所得税超出15%而對本公司股東應佔本集團年內溢利之影響。該彌償保證將於燕京啤酒支付有關税款時被執行,而本集團已於本年度確認該筆保證收入以配合本集團已計提有關燕京啤酒的企業所得税款。

(ii) 根據本公司與京泰集團及三元集團於二零零四年十二月三日分別訂立之兩份獨立股權轉讓協議,以及本公司股東於二零零五年一月七日舉行之股東特別大會批准該等交易之決議案,於二零零五年一月本公司將其於北京企業食品之全部權益出售給京泰集團及三元集團,現金代價共為人民幣561,013,000元。該等交易之進一步詳情載於本財務報表附註10。

(iii) 於二零零五年四月三十日,本集團與王府井東安共同出資成立徐州王府井有限責任公司(「徐州王府井」),分別佔股東權益之10%及90%。徐州王府井之註冊資本為人民幣2,000萬元,其主營業務為於中國江蘇省徐州市經營百貨業務。

(iv) 根據本公司與Magic Melody Limited(本公司之全資附屬公司)及北京旅遊發展有限公司(「北京旅遊發展」,本公司當時間接擁有其32.86%之共同控制公司)於二零零五年九月二日訂立之股權轉讓及股份回購協議,北京旅遊發展購回其所有由Magic Melody Limited持有之股份,而將北京旅遊發展於Space Express Limited之全部股權轉讓予Magic Melody Limited,作為股份回購之代價。完成股份回購後,本集團不再持有北京旅遊發展之任何股權,而Space Express成為本公司之全資附屬公司。

(vi) 所付綜合支援服務費用包括下列各項：

- 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租金釐定。

(vii) 租地費用乃按相互協定之數額每年人民幣1,744,000元（二零零四年：人民幣1,849,000元）收取。

(viii) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每噸人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

(ix) 於燕京包頭之股本權益乃根據互相協議之金額人民幣40,328,000元收購。

(x) 於燕京承德之股本權益乃根據本集團與承德農業互相協議之價格人民幣10,384,000元出售。

(xi) 未經加工牛奶之購買價乃參照當時市場價格釐定。

(xii) 截至二零零四年十二月三十一日止年度之土地使用費按相互協定的數額人民幣3,210,000元收取。

(xiii) 位於中國江蘇省吳縣之酒店乃經參考中國獨立估值師編製之重新估值報告，以人民幣5,010,000元之價格出售。

(xiv) 於本集團當時附屬公司三元嘉銘之股本權益乃根據互相協議之價格人民幣17,094,175元出售。

(xv) 於永源熱泵之股本權益乃根據互相協議之金額153,000美元收購。

(xvi) 所支付代價乃根據相互協定之金額12,000,000港元。

(xvii) 補償收入乃根據本集團因應於王府井東安（一間關連公司，本公司一名董事為其法人代表）之要求縮小一間百貨公司之經營規模而蒙受之損失計算。

關連人士名稱	交易性質	*附註*	二零零五年 千港元	二零零四年 千港元
附屬公司主要管理人員	購買一項特許證權			
徐生恒先生	購買一項特許證權	*(xvi)*	–	12,000
董事控制公司				
北京王府井東安集團有限責任公司	補償收入	*(xvii)*	24,703	–

董事會認為，上述交易乃本集團於日常業務中進行。

附註：

(i) 有關租金乃參照租賃協議訂立時之公開市場租金釐定。

(ii) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(iii) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購，此乃由於本集團於啤酒生產方面並無可自行從海外供應商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(iv) 啤酒及奶製品之售價乃參照當時市場價格釐定。

(v) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加雙方協定之利潤率之價格收取。

關連人士名稱	交易性質	*附註*	二零零五年 *千港元*	二零零四年 *千港元*
承德寶達農業有限公司 (「承德農業」)	銷售燕京啤酒承德 有限責任公司 67%股本權益	*(x)*	–	9,782
三元集團及其聯營公司 (「三元嘉銘」)	購入未加工牛奶	*(xi)*	–	138,237
	已付土地使用費	*(xii)*	–	3,024
	出售一間酒店	*(xiii)*	–	4,720
北京嘉銘投資有限公司	出售北京三元嘉銘房 地產開發有限公司 北京三元嘉銘房地產 開發有限公司 35%股本權益	*(xiv)*	–	16,104
中慶集團有限公司	收購永源熱泵 51%股本權益	*(xv)*	–	1,209
共同控制公司				
北京麥當勞食品 有限公司	銷售奶製品	*(iv)*	–	71,111

52. 關連人士交易

(a) 除此財務報表內詳述之交易外，本集團於年內曾與關連人士進行下列重大交易：

關連人士名稱	交易性質	附註	二零零五年 千港元	二零零四年 千港元
最終控股公司				
京泰集團及其聯營公司	租金收入	(i)	1,115	2,675
	租金及有關費用	(i)	1,340	3,012
附屬公司之合資夥伴及其聯營公司				
燕京啤酒集團及其聯營公司	購買瓶身標籤	(ii)	61,072	65,701
	購買瓶蓋	(ii)	54,778	46,574
	進口原材料	(iii)	367,472	293,351
	銷售啤酒	(iv)	9,299	10,504
	已付罐裝服務費用	(v)	20,211	18,498
	已付綜合支援服務費用	(vi)	14,770	14,644
	租地費用	(vii)	1,657	1,742
	已付商標特許權費用	(viii)	16,996	20,197
	減：退回廣告補助	(viii)	(2,986)	(3,566)
包頭市國有資產監督管理委員會（「包頭國資會」）	收購燕京包頭27.56%股本權益	(ix)	–	37,992

51. 資本承擔

本集團於結算日時有以下之資本承擔：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
樓宇：				
已訂約但未撥備	56,413	118,321	–	–
廠房及機器：				
已訂約但未撥備	91,608	109,915	–	–
收購附屬公司及向一間共同控制公司繳入資本：				
已訂約但未撥備	–	265,842	–	–
購買可供出售財務資產：				
已訂約但未撥備	83,582	–	51,435	–
資本承擔總額	231,603	494,078	51,435	–

50. 經營租賃安排

(a) 作為出租人

本集團將其投資物業（已於財務報表附註15載列）根據經營租賃安排出租，原定租賃期議定由一年至二十四年不等。租賃條款一般要求租客支付按金。

於二零零五年十二月三十一日，根據不可撤銷經營租賃，本集團應向租客收取於下列年度到期之未來最低租金總額：

	二零零五年	二零零四年
	千港元	*千港元*
一年內	27,683	13,628
第二至五年（包括首尾兩年在內）	67,868	74,050
五年以後	35,491	34,703
	131,042	122,381

(b) 作為承租人

本集團根據經營租賃安排租用其若干辦公室物業、百貨公司物業、食肆物業及員工宿舍，原定租賃年期議定由一年至五十年不等。

於二零零五年十二月三十一日，根據不可撤銷經營租賃，本集團及本公司須於下列年期支付未來最低租金總額：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
一年內	185,789	210,652	2,912	619
第二至五年（包括首尾兩年在內）	644,481	999,102	3,883	–
五年以後	2,300,509	1,795,164	–	–
	3,130,779	3,004,918	6,795	619

49. 或然負債

於結算日未於財務報表中計提撥備之或然負債如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	17,567	30,032	–	–
就授予共同控制公司之銀行備授信額度而作出之擔保	43,846	–	43,846	–
就燕京啤酒發行之可換股債券作出之擔保－*附註38*	–	–	548,785	587,424
	61,413	30,032	592,631	587,424

於二零零五年十二月三十一日，授予共同控制公司且須由本公司向銀行提供擔保之銀行備撥信額度已動用約32,885,000港元。

於二零零四年十二月三十一日

	一年內	超過一年但少於兩年	超過兩年但少於三年	超過三年但少於四年	超過四年但少於五年	超過五年	總額	實際利率
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	%
浮動利率：								
已抵押銀行結餘（*附註(i)*）	45,324	8,743	-	-	-	-	54,067	0.72
現金及現金等價物（*附註(ii)*）	3,112,259	-	-	-	-	-	3,112,259	0.69
銀行及其他借貸（*附註(iii)*）	(58,750)	(1,401,758)	(936)	(964)	(994)	(2,984)	(1,466,386)	3.03
固定利率：								
現金及現金等價物（*附註(ii)*）	1,163,802	-	-	-	-	-	1,163,802	1.39
銀行及其他借貸（*附註(iii)*）	(2,206,049)	(33,972)	(93,718)	(32,511)	(1,464)	(17,203)	(2,384,917)	4.96
可換股債券	-	-	(587,424)	-	-	-	(587,424)	1.20

附註：

(i) 結餘包括持續經營業務及已終止經營之業務之抵押銀行結餘，分別為53,911,000港元及156,000港元。

(ii) 結餘包括持續經營業務及已終止經營之業務之現金及現金等值物，分別為4,141,464,000港元及134,597,000港元。

(iii) 結餘包括持續經營業務及已終止經營之業務之銀行及其他借貸，分別為3,589,022,000港元及262,281,000港元。

利率風險

下表列出本集團金融工具於二零零五年及二零零四年十二月三十一日按到期日計算並承受利率風險之賬面值：

於二零零五年十二月三十一日

	一年內	超過一年但少於兩年	超過兩年但少於三年	超過三年但少於四年	超過四年但少於五年	超過五年	總額	實際利率
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	%
浮動利率：								
已抵押銀行結餘	15,557	34,684	-	-	-	-	50,241	0.92
現金及現金等價物	2,926,467	-	-	-	-	-	2,926,467	0.97
銀行及其他借貸	(672,843)	-	-	-	-	-	(672,843)	4.95
固定利率：								
現金及現金等價物	581,588	-	-	-	-	-	581,588	1.36
銀行及其他借貸	(1,826,443)	(33,151)	(227,572)	(1,479)	(1,511)	(16,060)	(2,106,216)	5.05
可換股債券	-	(548,785)	-	-	-	-	(548,785)	1.20

(i) 財務資產及債項（需於一年內收取或償還）之賬面值各自按合理估計之公平值相若，因此概無披露上述金融工具之公平值。此外，誠如財務報表附註23(a)所披露，本集團若干可供出售之財務資產以成本減任何累計減值虧損而非公平值列值，鑑於無法合理評估公平值，故概無披露上述金融工具之公平值。

(ii) 上述金融工具之公平值均已透過折現根據當時通行利率之預期未來現金流量計算。

(iii) 於二零零四年十二月三十一日之結餘主要為本公司所借貸之銀團備用貸款180,000,000美元，該貸款於二零零六年到期償還*（附註37(a)）*。於二零零五年十二月三十一日之銀團備用貸款之未償還部份為70,000,000美元，已計入資產負債表之流動負債項下。

(iv) 二零零四年十二月三十一日之結餘包括歸屬於持續經營之業務及已終止經營之業務之銀行及其他借貸，分別為116,129,000港元及62,739,000港元。

(v) 於二零零五年十二月三十一日之結餘為免息貸款93,538,000港元，由本集團向一間附屬公司之合資夥伴獲取，須於二十年內償還。

48. 金融工具

公平值

下表比較本集團列賬於財務報表之金融工具之賬面值及公平值(不以公平值列賬)。

	賬面值		公平值	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
財務資產:				
非流動應收貿易款項及票據	33,202	69,310	32,965	68,815
非流動其他應收款項	313,782	176,881	313,642	175,517
非流動已抵押銀行結餘	34,684	8,743	33,542	8,548
財務債項:				
非流動銀行及其他貸款:				
浮息利率貸款 *(附註(iii))*	–	1,407,636	–	1,407,636
固定利率貸款 *(附註(iv))*	279,773	178,868	278,456	177,496
免息貸款 *(附註(v))*	93,538	181,369	93,538	110,832
可換股債券	548,785	587,424	568,706	663,730
其他長期債項(不包括遞延收益)	17,123	8,466	16,218	8,039

銀行貸款、可換股債券、現金及短期存款均以攤銷成本列賬，並沒有定期進行價值重估。浮息利息收入及支出將於產生時計入利潤表。

(ii) 外匯風險

外匯風險指金融工具之價值隨外幣匯率變動而波動之風險。本集團於中國內地之業務投資龐大，其資產負債表受人民幣／港幣兑換率影響甚大。

本集團收益主要以人民幣列值，銀行貸款之若干部份則以美元列值。鑑於美元及港元均與人民幣掛鈎，本集團並不預期人民幣／港幣兑換率將出現任何重大變動。

本集團承受營業單位以該單位計值貨幣外之貨幣進行買賣而帶來的外匯風險極低。

(iii) 商品價格風險

本集團承受之商品價格風險極低。

(iv) 信貸風險

本集團主要從事現金收入業務，包括收費公路、自來水廠以及啤酒銷售及零售。因此本集團之債務人週轉率較高，而信貸風險則較低。

本集團內部概無任何重大集中之信貸風險。

(v) 流動性風險

本集團的目標是藉著使用銀行透支、銀行貸款及可換股債券，保持資金持續性及彈性兩者之平衡。此外，本集團亦有備用之銀行融資以應付突發事項之需要。

(b) 限制用途之現金及現金等價物結餘

金額為4,377,000港元(二零零四年:23,785,000港元)之短期抵押銀行結餘,已抵押給銀行,用於擔保若干短期銀行貸款*(附註37(d)(ii))*。

金額為1,750,000港元(二零零四年:無)之短期抵押銀行結餘及金額為26,549,000港元(二零零四年:無)之長期抵押銀行結餘,已抵押,為授予本集團之若干貿易資金融通作擔保*(附註41)*。

金額為9,430,000港元(二零零四年:21,383,000港元)之短期抵押銀行結餘及金額為8,135,000港元(二零零四年:8,743,000港元)之長期抵押銀行結餘,已抵押給銀行,為授予本集團持作出售物業之若干購買者之抵押貸款作擔保。

47. 財務風險管理目標及政策

本集團之主要金融工具包括銀行貸款、可換股債券、現金及短期存款。該等金融工具之主要目的是為本集團之業務籌集資金。本集團擁有其他不同金融工具,如直接來自其業務之應收貿易賬款及應收票據、應付貿易賬款及應付票據。

本集團金融工具之主要風險為公平值利率及現金流量利率風險、外匯風險、商品價格風險、信貸風險及流動性風險。本集團概無任何明文風險管理政策及指引。然而,董事會定期召開會議分析及制訂措施,以管理本集團面臨之風險。本集團通常對風險管理採取保守策略。由於本集團承受之風險被保持在最低水平,本集團概無為套期保值之目的而使用任何衍生工具或其他工具。本集團概無為交易目的而持有或簽發衍生金融工具。董事所檢討並同意之管理各類風險之政策概述如下:

(i) 公平值利率及現金流量利率風險

公平值利率風險指由於市場利率變動,導致金融工具價值出現波動之風險。現金流量利率風險指由於市場利率變動,導致金融工具之未來現金流量出現波動之風險。本集團承受公平值利率風險及現金流量利率風險。本集團承受利率變動之市場風險,主要由於本集團之長期債務。

出售附屬公司所涉及之現金及現金等價物流入／流出淨額之分析如下：

	二零零五年 *千港元*	二零零四年 *千港元*
已出售現金及銀行結餘	(24,751)	(46,154)
歸屬於已終止經營之業務之現金及現金等價物－*附註10(b)*	(134,597)	–
現金代價，按公平值	547,976	31,821
現金代價公平值隨時間增加	11,590	–
年末未付現金代價之攤銷成本	(319,543)	–
出售附屬公司所涉及之現金及現金等價物流入／（流出）淨額	80,675	(14,333)

46. 綜合現金流量表附註

(a) 主要非現金交易

除本財務報表附註38及44(c)(ii)所披露外，截至二零零五年十二月三十一日止年度，於投資及融資活動方面概無其他主要非現金交易。

截至二零零四年十二月三十一日止，就現金流量方面，於二零零四年八月十六日北京發展之全資附屬公司Prime Technology Group Limited（「PTG」）及E-tron Limited（「E-tron」）分別將Wisdom Elite Holdings Limited（「Wisdom Elite」為偉仕軟件之控股公司，從事軟件開發）之全部已發行股本及Astoria Innovations Limited 51%股權轉讓給衡浪平台，而衡浪平台分別以其股份1,897,546,070股及217,967,375股普通股作為交易代價，交換至PTG及E-tron名下。完成該等交易後，北京發展持有衡浪平台約56.3%權益，而衡浪平台則成為本集團之附屬公司。除以上及本財務報表附註38所披露者外，年內就投資及融資活動方面概無其他主要非現金交易。

45. 出售附屬公司

	附註	二零零五年 千港元	二零零四年 千港元
出售資產淨值:			
物業、廠房及設備	14	18,231	88,335
預付土地租金	16	–	5,059
可供出售之財務資產		15	3,860
存貨		3,441	96,760
應收貿易賬項及應收票據		7,371	2,503
其他應收款項		29,468	33,249
可收回稅項		107	–
現金及銀行結餘		24,751	46,154
應付貿易賬項及應付票據		(989)	(55,981)
應計費用及其他負債		(32,053)	(92,768)
應繳稅項		(180)	(12,796)
銀行及其他借貸		–	(32,973)
少數股東權益		(6,287)	(43,148)
持作出售之出售組別資產	10(b)	1,304,733	–
與持作出售之出售組別資產直接關聯之負債	10(b)	(493,795)	–
少數股東權益應佔出售組別資產及負債		(355,099)	–
資產淨值		499,714	38,254
已變現外滙波動儲備		(4,932)	–
出售附屬公司之收益╱(虧損)淨額	5	81,097	(6,433)
		575,879	31,821
以現金代價支付,按公平值		547,976	31,821
附屬公司之權益重新分類為可供出售之財務資產		27,903	–
		575,879	31,821

(c) 其他

(i) 於二零零五年一月一日，北京發展通過獨立第三方以約3,849,000港元之現金代價收購北京博大51%股權。

(ii) 於二零零五年十二月七日，衡浪平台之全資附屬公司從獨立第三方收購Asren Holdings Limited（「Asren」）51%股權。收購Asren之收購代價為衡浪平台之新發行股份84,134,616股，每股0.058港元（衡浪平台於二零零五年十二月七日之市場價），及衡浪平台之全資附屬公司向Asren開出金額為9,615,000港元承兑票據。

倘上述業務合併發生於二零零五年一月一日，本集團年內溢利及持續經營業務產生之溢利分別為714,196,000港元及634,209,000港元，及本集團年內收入（包括營業額、利息收入、其他收入及收益淨額）及持續經營業務產生之收入均為11,684,491,000港元。

收購附屬公司所涉及之現金及現金等價物流入／(流出)淨額之分析如下：

	龍慶峽旅遊 *千港元* *(附註(a))*	燕京惠泉 *千港元* *(附註(b))*	其他 *千港元* *(附註(c))*	二零零五年 總額 *千港元*	二零零四年 總額 *千港元*
購入之現金及銀行存款	14,944	55,122	6,850	76,916	337,927
就收購成本支付之現金及本年度收購產生之應付現金代價	–	(125,013)	(4,274)	(129,287)	(200,677)
上年度收購產生之應付現金代價	–	–	(86,670)	(86,670)	–
年初已付之投資按金 －*附註29(b)(i)*	–	61,715	–	61,715	–
年末未付之應付款項	–	–	–	–	86,670
收購附屬公司所涉及之現金及現金等價物流入／(流出)淨額	14,944	(8,176)	(84,094)	(77,326)	223,920

附註：

(a) 收購龍慶峽旅遊之詳情載於財務報表附註52(b)(iv)。

(b) 於二零零五年三月二十五日，燕京啤酒收購燕京惠泉14.2244%之額外股權，於收購前其為當時本集團之聯營公司，從燕京惠泉其他五位前股東購得股權，現金代價為人民幣131,575,700元(約125,013,000港元)。燕京惠泉主要在中國大陸從事啤酒生產及銷售，其內資A股於上海證券交易所上市。收購完成後，燕京啤酒擁有燕京惠泉52.3724%股權，燕京惠泉因而成為本集團之附屬公司。

	龍慶峽旅遊 千港元 (附註(i))	燕京惠泉 千港元 (附註(ii))	其他 千港元 (附註(iii))	二零零五年 總額 千港元	二零零四年 總額 千港元
支付方式:					
現金	–	125,013	3,849	128,862	196,615
有關收購之成本	–	–	425	425	4,062
共同控制公司之權益重新分類為於附屬公司之權益	65,107	–	–	65,107	269,387
聯營公司之權益重新分類為於附屬公司之權益	–	326,152	–	326,152	–
承兑票據	–	–	9,615	9,615	–
	65,107	451,165	13,889	530,161	470,064
自收購日之後於本年度產生之溢利	–*	9,585*	198	9,783	27,876

* 上述披露之數額僅包括年內歸屬本集團收購之額外權益之年內溢利。

44. 業務合併

年內收購附屬公司之可識別資產及負債之公平值，於各自收購日與其賬面值並無重大差別，列示如下：

	附註	龍慶峽旅遊 千港元 (附註(a))	燕京惠泉 千港元 (附註(b))	其他 千港元 (附註(c))	二零零五年總額 千港元	二零零四年總額 千港元
購入之資產淨值：						
物業、廠房及設備	14	45,917	903,995	72	949,984	354,630
預付土地租金	16	3,351	16,430	–	19,781	74,368
特許經營權	18	47,596	–	–	47,596	–
非流動其他應收款項		–	1,433	–	1,433	–
可供出售財務資產		–	4,375	–	4,375	282
遞延税項資產	40	–	–	–	–	4,138
存貨		813	117,509	25	118,347	110,374
應收貿易賬項及應收票據		–	15,191	9	15,200	16,228
其他應收款項		3,302	19,531	10,007	32,840	25,903
現金及銀行結餘		14,944	55,122	6,850	76,916	337,927
應付貿易賬項及應付票據		–	(59,836)	–	(59,836)	(106,609)
應計負債及其他負債		(24,189)	(47,743)	(2,813)	(74,745)	(243,948)
應繳税項		(372)	(2,771)	–	(3,143)	(3,679)
銀行及其他借貸		(5,769)	(143,468)	–	(149,237)	(71,879)
遞延税項負債	40	(382)	–	–	(382)	–
少數股東權益		(20,104)	(430,147)	(7,633)	(457,884)	(69,389)
資產淨值		65,107	449,621	6,517	521,245	428,346
收購時產生之商譽	17	–	1,544	7,372	8,916	27,052
共同控製公司之權益重新分類產生之商譽		–	–	–	–	20,404
確認為收入之業務合併成本逾額		–	–	–	–	(5,738)
		65,107	451,165	13,889	530,161	470,064

42. 其他應付款項及應計負債

		本集團		本公司	
		二零零五年	二零零四年	二零零五年	二零零四年
	附註	千港元	千港元	千港元	千港元
應計負債		295,874	212,275	47,081	47,244
其他負債		1,257,348	1,104,018	42,013	5,170
應付控股公司款項	*30*	–	13,415	–	12,969
應付同系附屬公司款項	*30*	8,523	8,523	8,523	8,523
應付關連公司款項	*30*	277,672	206,050	–	–
		1,839,417	1,544,281	97,617	73,906

43. 應繳稅項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
所得稅／利得稅	170,427	195,635	–	–
消費稅	77,370	64,262	–	–
增值稅	96,580	85,605	–	–
營業稅	9,385	9,761	–	–
其他	41,370	13,106	9,646	9,124
	395,132	368,369	9,646	9,124

41. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
一年內	1,120,017	724,357
一至兩年	25,677	18,703
兩至三年	7,313	8,141
三年以上	12,548	14,581
	1,165,555	765,782

本集團之應付貿易賬項及應付票據包括本集團在日常業務過程中進行交易所產生為數195,132,000港元（二零零四年：153,347,000港元）之應付關連公司款項。該等結餘為無抵押、免息及須於與關連公司向其主要客戶提供之相若信貸期內償還。

本集團若干應付票據由本集團之若干銀行結餘抵押擔保，總額為28,299,000港元（二零零四年：無）*（附註22(c)）*。

本集團－二零零四年

	重估物業	收購附屬公司之公平值調整	加速稅項折舊	減值及撥備	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零四年一月一日之遞延稅項資產／(負債)淨額	(2,168)	(149,114)	(1,857)	34,534	(118,605)
收購一間附屬公司－*附註44*	–	–	4,138	–	4,138
年內計入利潤表之遞延稅項－*附註9*	–	–	243	12,485	12,728
歸屬於已終止經營之業務－*附註*	(1,134)	14,158	829	(13,102)	751
於二零零四年十二月三十一日之遞延稅項資產／(負債)淨額	(3,302)	(134,956)	3,353	33,917	(100,988)

於二零零五年十二月三十一日，有關未動用稅項虧損324,645,000港元(二零零四年：280,777,000港元)之遞延稅項資產尚未確認，原因為該等稅項虧損乃產生自仍在虧損之本公司及若干附屬公司，且獲得應課稅溢利不可能用作抵銷該等稅項虧損。

於二零零五年十二月三十一日，就本集團若干附屬公司、聯營公司或合營公司未匯出溢利而應付之稅項而言，由於倘該等差額獲滙出，本集團並無額外稅項負債，故並無未確認之重大遞延稅項負債(二零零四年：無)。

本公司向其股東派付股息並無產生所得稅後果。

遞延稅項資產及負債之組成部份及其於年內之變動如下：

本集團－二零零五年

	重估物業	收購附屬公司之公平值調整	加速稅項折舊	減值及撥備	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零五年一月一日之遞延稅項資產／(負債)淨額	(3,302)	(134,956)	3,353	33,917	(100,988)
收購一間附屬公司－*附註44*	–	–	(382)	–	(382)
年內於利潤表中計入／(扣除)之遞延稅項－*附註9*	–	–	(2,469)	4,940	2,471
滙兌調整	(68)	(2,790)	41	961	(1,856)
於二零零五年十二月三十一日之遞延稅項資產／(負債)淨額	(3,370)	(137,746)	543	39,818	(100,755)

39. 其他長期負債

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
遞延收入 *(附註)*	15,559	–
其他	17,123	8,466
	32,682	8,466

附註： 本集團已就在中國大陸建設特別項目或進行研究活動而獲得多項政府補助，並已計入資產負債表中遞延收入內。於完成建設特別項目或研究活動，並獲有關政府機關批准後，有關政府補助將撥回，並於物業、廠房及設備之估計可使用年期或按其所涉及之遞延發展成本，在利潤表中確認為其他收入。並無有關該等補助之未履行條件或或然事項。

此外，本集團從若干綜合百貨大樓土地所有權者之經營租賃安排，獲得若干優惠。該等優惠記入資產負債表之遞延收入賬項；及將於相關租賃期內，按直線法列為租金開支之減項予以撥回，並在利潤表中確認。

40. 遞延税項

於綜合資產負債表確認之遞延税項資產／(負債)淨額：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
遞延税項資產	67,772	62,747
遞延税項負債	(168,527)	(163,735)
	(100,755)	(100,988)

在轉換期內，燕京啤酒有權在燕京啤酒的普通股收市價持續二十天較當時的可換股債券轉換價高於30%時，以贖回價格每張人民幣102元（受若干事件調整規限）贖回全部或部份可換股債券。另一方面，當燕京啤酒的普通股份收市價持續二十天較當時的可換股債券的轉換價低於30%，股東有權要求燕京啤酒以贖回價格（受若干事件調整規限）贖回可換股債券。

於二零零二年四月十一日的股東特別大會上，本公司股東批准本公司擔保可換股債券。擁有燕京啤酒實益權益的北京燕京啤酒集團公司（「燕京啤酒集團」）承諾向本公司提供相互彌償，賠償本公司在該項擔保超出本公司在燕京啤酒54.46%實際比例權益之部份時出現的或然負債。

可換股債券負債部份之公平值，按其發行日類似債券(無轉換期權)之相關市場利率作出估算。可換股債券股本部份對本集團而言無足輕重，據此可換股債券之總金額以本集團之財務負債列賬。

截至二零零五年十二月三十一日止年度，本金總額約為50,079,000港元（二零零四年：72,020,000港元），由燕京啤酒發行之可換股債券，被若干債券持有人以每股人民幣10.59元及人民幣7.06元（因考慮燕京啤酒於年內發放花紅作出調整），分別將465,132個債券單位（二零零四年：764,484個債券單位）及63,020個債券單位（二零零四年：無）轉換為燕京啤酒之普通股；及有鑒於此，本公司於燕京啤酒之有效股東權益攤薄至54.46%（二零零四年：54.86%）及視作出售收益之金額14,498,000港元（二零零四年：20,715,000港元）於年內綜合利潤表中確認。

(d) 本集團若干銀行貸款有以下抵押：

(i) 以本集團於結算日賬面總值為275,857,000港元（二零零四年：519,673,000港元）之樓宇、廠房及機器按揭作抵押*（附註14(c)）*；及

(ii) 本集團於結算日合共為4,377,000港元（二零零四年：23,785,000港元）之若干銀行存款按揭作抵押*（附註22(a)）*。

於二零零四年十二月三十一日，本集團若干銀行貸款亦以本集團於該日賬面值為6,500,000港元之投資物業作抵押*（附註15(c)）*及本集團於該日賬面總值為1,250,000港元之若干持作出售之物業按揭作抵押*（附註25）*。

38. 可換股債券

於二零零二年十月十六日，本公司間接持有54.46%之附屬公司－燕京啤酒以面值發行年期5年1.2厘可換股債券（「可換股債券」），本金總額為人民幣700,000,000元，每張面值為人民幣100元。

債券持有人可選擇將可換股債券轉換為燕京啤酒之已繳足普通股，原轉換價為每股人民幣10.59元，因年內燕京啤酒發行紅股而調整為每股人民幣7.06元（受若干事件進一步調整規限）。可換股債券之轉換期間由二零零三年十月十六日至二零零七年十月十六日（「轉換期」）（包括首尾兩日）。除非可換股債券已於早前贖回、轉換或購回及註銷，可換股債券可於轉換期結束時連同任何應計利息以面值贖回。

(a) 本集團及本公司之銀行貸款包括本公司於二零零一年所得之五年銀團備用貸款180,000,000美元。銀團貸款利率為倫敦銀行同業拆息年利率加0.6%，並需於二零零六年六月十二日全數繳償。於截至二零零五年十二月三十一日止年度內，本公司提早償還本金額110,000,000美元，導致二零零五年十二月三十一日銀團貸款融資項下未償還本金額減少至70,000,000美元。

貸款協議包括向本公司之控股公司訂立特定表現責任之若干條件，其中包括下列將構成無力償還貸款之事項：

(i) 北京市人民政府(「北京政府」)控制之人士或實體不再持有超過本公司全部已發行股本50%之實益權益；或

(ii) 倘任何本公司之控股公司停止或暫停對債權人付款、未能支付或承認無法支付其到期債項、宣佈或已經清盤或無力償債。

就董事所深知，於年內及批准上述財務報表之日概無出現上述任何事項。

(b) 其他貸款包括來自關連公司為數99,384,000港元(二零零四年：215,749,000港元)的免息貸款攤銷成本。餘下之其他221,633,000港元(二零零四年：224,658,000港元)貸款，年息由5厘至9厘(二零零四年：5厘至9厘)不等。

(c) 本集團於結算日之無抵押銀行貸款中，有188,873,000港元(二零零四年：185,884,000港元)由本集團在中國之若干附屬公司或彼等之聯營公司之合營夥伴及一間共同控制公司提供擔保。

37. 銀行及其他借貸

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
銀行透支，無抵押	8,068	–	–	–
銀行貸款：				
已抵押	543,456	651,869	–	–
無抵押	2,005,902	2,712,495	664,775	1,400,850
	2,549,358	3,364,364	664,775	1,400,850
其他貸款，無抵押	321,017	440,407	–	–
銀行及其他貸款總額	2,878,443	3,804,771	664,775	1,400,850
須於一年內或按要求償還之銀行透支	8,068	–	–	–
須於下列年期償還之銀行貸款：				
一年內	2,335,132	1,936,928	664,775	–
第二年	1,420	1,403,136	–	1,400,850
第三年至第五年（首尾兩年包括在內）	196,746	6,339	–	–
五年後	16,060	17,961	–	–
	2,549,358	3,364,364	664,775	1,400,850
須於下列年期償還之其他貸款：				
一年內	161,932	162,709	–	–
第二年	37,577	41,164	–	–
第三年至第五年（首尾兩年包括在內）	51,354	92,404	–	–
五年後	70,154	144,130	–	–
	321,017	440,407	–	–
銀行及其他貸款總額	2,878,443	3,804,771	664,775	1,400,850
減：列作流動負債之部份	(2,505,132)	(2,099,637)	(664,775)	–
非流動部份	373,311	1,705,134	–	1,400,850

(b) 本公司

	附註	股份溢價賬 千港元	保留溢利 千港元	總額 千港元
於二零零四年一月一日		4,839,497	321,128	5,160,625
本年度溢利	*11*	–	383,143	383,143
二零零四年中期股息	*12*	–	(62,250)	(62,250)
建議派發二零零四年末期股息	*12*	–	(124,500)	(124,500)
於二零零四年十二月三十一日及二零零五年一月一日		4,839,497	517,521	5,357,018
本年度虧損	*11*	–	(111,190)	(111,190)
二零零五年中期股息	*12*	–	(62,250)	(62,250)
建議派發二零零五年末期股息	*12*	–	(124,500)	(124,500)
於二零零五年十二月三十一日		4,839,497	219,581	5,059,078

於二零零五年十二月三十一日，衝浪平台於衝浪平台計劃項下擁有尚未行使之購股權46,500,000份，佔當日衝浪平台已發行股份約1.2%。倘餘下之購股權獲悉數行使，按照衝浪平台現時之股本結構，將導致衝浪平台需額外發行46,500,000股普通股及465,000港元額外股本，以及股份溢價（扣除任何發行開支前）6,045,000港元。

36. 儲備

(a) 本集團

(i) 本集團本年度及以往年度之儲備及有關變動金額於財務報表第42頁至43頁之綜合權益變動表內呈列。

(ii) 中國儲備金為根據對本集團之中國附屬公司、共同控制公司及聯營公司適用之中國公司法或中外合資經營企業法撥出之儲備。本集團於二零零五年十二月三十一日之中國儲備金並無以現金股息之方式分派。

(iii) 於以往年度收購附屬公司及聯營公司所產生之商譽之若干金額仍繼續於綜合資本儲備內撇銷綜合資本儲備，詳情分別載於財務報表附註17及21。

承授人可於建議授出購股權日期起二十一天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使期由衡浪平台董事酌情決定，並於購股權被視為獲授出及接納日期起開始。

購股權之行使價由衡浪平台董事釐定，惟不可低於下列較高者：(i)衡浪平台普通股於建議授出購股權日期在聯交所所報之收市價；及(ii)衡浪平台普通股於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價。

購股權並未授予持有人獲派股息或於股東大會上投票之權利。

於截至二零零五年十二月三十一日止年度內，根據衡浪平台計劃授出之購股權變動如下：

	購股權數目		
參與者類別	**於二零零五年一月一日**	**年內沒收**	**於二零零五年十二月三十一日**
其他僱員：			
合計 *(附註)*	30,000,000	(16,500,000)	13,500,000
顧問及諮詢人：			
合計 *(附註)*	33,000,000	–	33,000,000
	63,000,000	(16,500,000)	46,500,000

附註： 於二零零三年十二月十九日授出之衡浪平台購股權行使價為每股0.14港元。購股權可於二零零三年十二月十九日起任何時間內行使，倘未獲行使，購股權將在二零一三年十二月十八日作廢。該等購股權之任何部份均無於年內行使。由於衡浪平台若干名董事及僱員於年內辭任，故授予彼等之合共16,500,000份購股權被沒收。

截至二零零五年十二月三十一日止年度內，根據衡浪平台首次公開招股前計劃授出之購股權變動如下：

參與者類別	持有購股權數目 於二零零五年一月一日	年內沒收	於二零零五年十二月三十一日
其他僱員：			
合計（附註）	80,000,000	(30,000,000)	50,000,000

附註： 於二零零一年十一月十四日授出之購股權行使價為每股衡浪平台股份0.266港元。購股權可於二零零二年六月十一日起任何時間內行使，除已行使之購股權外，所有購股權將在二零一一年十一月十三日作廢。該等購股權之任何部份概無於年內行使。由於衡浪平台一名董事於年內辭任，故授予彼之30,000,000份購股權被沒收。

於二零零五年十二月三十一日，衡浪平台按衡浪平台首次公開招股前計劃授出而尚未行使之購股權為50,000,000份，佔截至該日止衡浪平台已發行股份約1.3%。倘衡浪平台首次公開招股前計劃項下之餘下購股權獲悉數行使，按照衡浪平台現時之股本結構，結果為衡浪平台需額外發行50,000,000股普通股，其額外股本為500,000港元，而股份溢價（扣除發行開支前）為12,800,000港元。

(b)　購股權計劃

於二零零一年十一月二十一日，衡浪平台採納一項購股權計劃（「衡浪平台計劃」），目的為向為衡浪平台集團業務成功作出貢獻之合資格參與者提供激勵及獎勵。衡浪平台計劃之合資格參與者包括衡浪平台之執行董事及非執行董事、衡浪平台集團之全職僱員、顧問及諮詢人。衡浪平台計劃於二零零一年十一月二十一日生效，除另作取消及修訂外，否則於該日起十年內有效。

現時根據衡浪平台計劃已授出及尚未授出之所有購股權獲行使而可予發行之股份數目最多為衡浪平台在任何時間內已發行股份之30%。於截至授出日期止任何十二個月期間內，已授予及即將授予衡浪平台計劃內每位合資格參與者之購股權獲行使而發行及即將發行之股份數目合共不得超過衡浪平台不時已發行股本總數之1%。

(c) 於二零零三年十月二日授出之購股權行使價為每股北京發展股份1.05港元。該等購股權可分為三個均等部份行使。首部份可於二零零三年十月二日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。由於北京發展一名董事於年內辭任，故所有相關購股權被沒收。

(d) 由於北京發展若干僱員於年內辭任，故彼等獲授之所有購股權被沒收。

於二零零五年十二月三十一日，北京發展按北京發展計劃授出而尚未行使之購股權為28,060,000份，佔截至該日止北京發展已發行股份約5.7%。倘餘下之購股權獲悉數行使，按照北京發展現時之股本結構，結果為北京發展需額外發行28,060,000股普通股，其額外股本為28,060,000港元，而股份溢價（扣除發行開支前）為1,035,000港元。

衡浪平台

(a) 首次公開招股前購股權計劃

衡浪平台乃本公司之附屬公司，其股份於聯交所創業板上市。衡浪平台於二零零一年五月三十日採納首次公開招股前購股權計劃（「衡浪平台首次公開招股前計劃」）。衡浪平台首次公開招股前計劃已於二零零一年十二月十一日終止，因此不得再根據衡浪平台首次公開招股前計劃授出任何購股權。然而，於衡浪平台首次公開招股前計劃遭終止前授出之所有購股權仍具十足效力及有效。

截至二零零五年十二月三十一日止年度內，按北京發展計劃授出之購股權變動如下：

參與者姓名或類別	附註	持有購股權之數目 於二零零五年一月一日	年內註銷	於二零零五年十二月三十一日
本公司董事：				
鄂萌先生	*(a)*	1,600,000	–	1,600,000
	(b)	1,200,000	–	1,200,000
		2,800,000	–	2,800,000
其他僱員：				
合計	*(a), (d)*	6,540,000	(180,000)	6,360,000
合計	*(b)*	18,900,000	–	18,900,000
合計	*(c)*	2,800,000	(2,800,000)	–
		28,240,000	(2,980,000)	25,260,000
		31,040,000	(2,980,000)	28,060,000

附註：

(a) 於二零零一年六月十九日授出之購股權行使價為每股北京發展股份1.13港元。該等購股權可分為兩或三個均等部份行使。首部份可於二零零二年一月一日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起任何時間內行使。除已行使之購股權外，所有購股權將在二零零六年六月二十六日作廢。該等購股權之任何部份概無於年內行使。

(b) 於二零零二年一月十八日授出之購股權行使價為每股北京發展股份1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日作廢。該等購股權之任何部份概無於年內行使。

北京發展

北京發展乃本公司之附屬公司，其股份於聯交所主板上市。北京發展設立之購股權計劃（「北京發展計劃」），目的為推使北京發展集團之行政人員及主要僱員保持並提高股東之長遠利益，為北京發展及其有關附屬公司吸引及保留具經驗及技能之僱員，並為僱員未來貢獻作出獎賞。合資格北京發展計劃參與者包括北京發展及其任何附屬公司之執行董事及僱員。北京發展計劃於二零零一年六月十八日生效，除另作取消及修訂外，否則於該日起十年內有效。

現時按北京發展計劃所授之未行使購股權經行使後數目最多相等於北京發展在任何時間已發行普通股之10%。可發行予北京發展計劃內之每位合資格參與者之股份數目最多為當時按北京發展計劃已發行及可發行之股份總數25%。

承授人可於授出購股權建議日期起二十八天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使時期由北京發展董事會決定，在某段取得行使權之時期起生效，及在接納購股權建議之日期起五年內或北京發展計劃之到期日（以較早者為準）終止。

購股權之行使價由北京發展董事會釐定，惟不可低於(i)北京發展普通股於建議授出購股權日期在聯交所所報之收市價；(ii)北京發展普通股於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價；及(iii)北京發展普通股之面值。

購股權之持有人無權獲派股息或於股東大會上投票。

新計劃旨在吸引及挽留本集團之最優秀人才，協力發展本集團之業務；向本集團僱員、行政人員及董事提供額外獎勵；及透過令購股權持有人之利益與股東之利益符合一致，促進本公司長遠取得財務成功。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員（包括執行董事）及非執行董事按次批授購股權1港元之價格，接納可認購本公司普通股之購股權。新計劃於二零零五年十月十七日生效，除非該計劃另行取消或修訂，否則該計劃由當日起有效十年。

目前可以根據新計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份總數之30%。任何人士若全面行使購股權後，會導致該位人士根據於任何十二個月期間內獲授以及上述之購股權而獲發行及將予發行之本公司普通股總數超出本公司任何時間已發行普通股總數之1%，則不得向該位人士授出購股權。

根據新計劃授出之購股權屬承授人個人所有且不得讓與或轉讓。

根據新計劃授出之購股權之行使期間由董事會酌情決定，然而，購股權不得在授出之日起十年後行使。購股權不得在新計劃獲准之日十年以後授出。

購股權之行使價由董事會釐定，但不得低於下列兩者中之較高者：(i)本公司普通股於授出當日（須為交易日）於聯交所所報之每股收市價；(ii)緊接該購股權授出之日前五個交易日，本公司普通股於聯交所所報之每股平均收市價；及(iii)本公司普通股之面值。

於二零零五年十二月三十一日，並無根據新計劃授出購股權。

舊計劃授出之所有購股權已於二零零五年十月十七日舊計ãZ被終止前失效或註銷。截至二零零五年十二月三十一日止年度內，根據舊計劃授出之購股權變動如下：

參與者姓名或類別	附註	持有購股權之數目 於二零零五年一月一日	年內註銷	於二零零五年十二月三十一日
董事：				
李福成先生	*(a)*	200,000	(200,000)	–
	(b)	1,800,000	(1,800,000)	–
		2,000,000	(2,000,000)	–
鄭萬河先生	*(a)*	200,000	(200,000)	–
	(b)	1,800,000	(1,800,000)	–
		2,000,000	(2,000,000)	–
其他僱員：				
合計	*(a)*	210,000	(210,000)	–
合計	*(b)*	1,840,000	(1,840,000)	–
		2,050,000	(2,050,000)	–
		6,050,000	(6,050,000)	–

附註：

(a) 該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。

(b) 該等購股權於一九九八年六月二十三日授出，行使價為每股17.03 港元。每位董事及僱員就其獲授之購股權支付之代價為1 港元。

34. 股本

股份

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
法定股本：		
2,000,000,000股每股面值0.10港元之普通股	200,000	200,000
已發行及繳足股本：		
622,500,000股每股面值0.10港元之普通股	62,250	62,250

購股權

有關本公司購股權計劃及根據該等計劃而發行的購股權的詳情載於財務報表附註35。本年度未有購股權授出或獲行使。

35. 購股權計劃

本公司

本公司採納一項購股權計劃（「舊計劃」），該計劃於一九九七年五月十六日生效，旨在向曾對本集團成就有所貢獻之合資格參與者提供鼓勵和獎勵。根據本公司股東於二零零五年十月十七日舉行之股東特別大會上通過之普通決議案，舊計劃被終止並由該日生效之新購股權計劃（「新計劃」）代替。

33. 列為持作出售之出售集團資產與非流動資產以及直接關聯之負債

本集團

	附註	二零零五年 千港元	二零零四年 千港元
列為持作出售之出售集團資產	*10(b)*	–	1,304,733
列為持作出售之非流動資產		19,319	–
列為持作出售之出售集團資產及非流動資產		19,319	1,304,733
直接關聯之負債:			
列為持作出售之出售集團資產	*10(b)*	–	493,795
列為持作出售之非流動資產		46,154	–
與列為持作出售之出售集團資產及非流動資產直接關聯之負債		46,154	493,795

於二零零五年十二月三十一日，列為持作出售之非流動資產為本集團於中國大陸之若干樓宇及預付土地租金，於該日之賬面淨值分別為15,222,000港元及4,097,000港元，本集團將以為現金代價約76,923,000港元出售。本集團於二零零五年十二月三十一日收取買方按金約46,154,000港元。

32. 現金及現金等價物

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
現金及銀行結餘	2,917,382	2,990,437	24,685	83,168
現金等價物	59,326	41,136	59,326	41,136
定期存款	581,588	1,163,802	108,496	365,155
	3,558,296	4,195,375	192,507	489,459
減：已抵押銀行結餘 — *附註22*	(50,241)	(53,911)	–	–
現金及現金等價物	3,508,055	4,141,464	192,507	489,459

於結算日，本集團之現金、銀行結餘及定期存款（均以人民幣列值）為2,745,914,000港元（二零零四年：2,729,703,000港元）。人民幣不可自由兌換為其他貨幣，惟根據中國大陸之外匯管制條例及結匯、售匯及付匯管理規定，本集團獲准透過獲授權進行外匯交易業務之銀行將人民幣兌換為其他貨幣。

應收／應付關連公司款項乃無抵押、免息及無固定償還期，惟一筆為數人民幣105,199,000元（約100,999,000港元）之款項除外。該筆款項為三元集團收購本公司於北京企業食品之65.46%股權，而應付之金額106,991,000港元之已攤銷成本，詳情載於財務報表附註10。

計入按金及其他應收款項，以及應付貿易賬項及應付票據之本集團關連公司餘額分別於財務報表附註29(c)及41披露。

31. 公平值變動於損益反映之財務資產

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
於香港之上市股本投資	16,682	21,937	5,760	9,366
於中國內地之非上市股本投資	–	290	–	–
非上市基金	28,869	27,975	28,869	27,725
	45,551	50,202	34,629	37,091

於二零零五年十二月三十一日，上述股本投資分類為持有作買賣之股本投資。

(b) 於二零零四年十二月三十一日，本集團其他應收款項之非流動部份主要包括以下各項：

(i) 燕京啤酒就收購燕京惠泉額外14.2244%股權支付投資按金61,715,000港元（來自燕京惠泉其他五名股東）。燕京惠泉之收購獲中國政府有關部門批准，並於二零零五年三月完成，自此燕京惠泉成為本集團之附屬公司。

(ii) 投資按金合共95,112,000港元乃由本集團支付，用於中國大陸之若干新投資。

(c) 本集團於結算日之按金及其他應收款項包括本集團在日常業務過程中購買原料所產生數為90,346,000港元（二零零四年：139,759,000港元）預付一間關連公司款項，該關連公司結餘為無抵押及免息。

30. 應收／應付控股公司／同系附屬公司／關連公司

應收／應付控股公司款項乃無抵押、免息及無固定償還期，惟總額為數人民幣421,336,000元（約404,824,000港元）之款項乃以分期付款方式償還，詳情見財務報表附註10及52(b)(v)。該筆款項為京泰集團及Beijing Holdings (BVI) Limited分別收購本集團於北京企業食品及北京企業旅遊之股權，而應付之金額分別為205,128,000港元及226,716,000港元之已攤銷成本。

應收／應付同系附屬公司款項乃無抵押、免息及無固定償還期，惟一筆為數人民幣24,774,000元（約23,821,000港元）之款項乃以分期付款方式償還，詳情見財務報表附註52(b)(v)。該筆款項為傑恒投資有限公司收購本集團於北京磁懸浮之股權，而應付之金額25,705,000港元之已攤銷成本。

29. 其他應收款項

	附註	本集團 二零零五年 千港元	本集團 二零零四年 千港元	本公司 二零零五年 千港元	本公司 二零零四年 千港元
預付款項		46,812	24,243	1,632	4,541
按金及其他應收款項		592,822	867,382	3,286	154,438
應收控股公司款項	30	435,383	7,992	219,220	1,883
應收同系附屬公司款項	30	29,108	-	29,108	-
應收關連公司款項	30	264,723	102,623	122,778	21,670
		1,368,848	1,002,240	376,024	182,532
減：列作流動資產之部份		(1,055,066)	(825,359)	(236,080)	(178,477)
非流動部份		313,782	176,881	139,944	4,055

(a) 於二零零五年十二月三十一日，本集團其他應收款項之非流動部份主要包括以下各項：

(i) 就本公司最終控股公司、一間中間控股公司及一間同系附屬公司收購本公司於北京企業食品、北京企業旅遊及北京懸磁浮之股權而應收該等公司款項之攤銷成本合共為人民幣267,997,000元（約257,483,000港元）。該等交易之詳情載於財務報表附註10及52(b)(v)。

(ii) 投資按金36,743,000港元乃由本集團支付，用於中國大陸之新投資。

28. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

應收貿易賬項及應收票據（扣除減值後）於結算日按發票日期之賬齡分析如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
一年內	769,933	755,437	4,844	3,742
一至兩年	112,168	79,490	–	–
兩至三年	66,728	15,651	–	–
三年以上	13,082	8,766	–	–
	961,911	859,344	4,844	3,742
減：列作流動資產部份	(928,709)	(790,034)	(4,844)	(3,742)
非流動部份	33,202	69,310	–	–

26. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
原料	1,181,061	963,351
在製品	112,234	84,508
製成品	180,007	112,585
商品	101,621	79,525
	1,574,923	1,239,969

於二零零五年十二月三十一日，並無存貨按公平值減銷售成本列賬（二零零四年：無）。

27. 應收／應付合約客戶款項

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
應收合約客戶款項	25,238	16,915
應付合約客戶款項	(48,580)	(51,770)
	(23,342)	(34,855)
現時已產生合約成本加已確認溢利減已確認虧損	67,695	53,567
減：已收及應收工程進度款項	(91,037)	(88,422)
	(23,342)	(34,855)

(a) 於二零零五年十二月三十一日之可供出售財務資產之非上市股權投資包括本集團於北京西門子（本公司當時間接持有40%權益之聯營公司）及三元食品（本公司當時間接持有57.11%權益之附屬公司）分別所持餘下20%及2.11%之實際股權。於截至二零零四年及二零零五年十二月三十一日止年度內，本集團分別售出其於北京西門子及三元食品20%及55%股權後（有關詳情載於財務報表附註4及附註10），本集團持有北京西門子及三元食品餘下之實際股權之賬面值（於各自出售日期分別為90,763,000港元及27,903,000港元），乃以可供出售財務資產入賬，原因為本集團不再控制此兩間公司或對其有重大影響或參與其任何經營及財務決定。

(b) 本集團及本公司若干非上市股權投資乃按成本減任何累計減值虧損列值而非按公平值列值，乃因其於活躍市場沒有一個市場報價及合理估計公平值範圍屬顯著以及存在多種估計之可能性無法合理評估。

24. 發展中物業

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
按成本	322,301	132,032
減：列作流動資產部份	(322,301)	–
非流動部份	–	132,032

25. 持作出售之物業

本集團持作出售之物業以可變現淨值列賬，於結算日之賬面值為28,713,000港元（二零零四年：53,195,000港元）。

於二零零四年十二月三十一日，本集團持作出售之若干物業之賬面總值為1,250,000港元，該等物業已經抵押，作為本集團獲授若干銀行及其他貸款之抵押品*（附註37(d)）*。

22. 已抵押銀行結餘

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
已抵押銀行結餘－*附註32*	50,241	53,911
*減：*列作流動資產之部份	(15,557)	(45,168)
非流動部份	34,684	8,743

(a) 短期已抵押銀行存款結餘4,377,000港元（二零零四年：23,785,000港元）已質押予銀行，作為獲授若干短期銀行貸款之抵押*（附註37(d)(ii)）*。

(b) 短期已抵押銀行存款結餘9,430,000港元（二零零四年：21,383,000港元）及長期已抵押銀行結餘8,135,000港元（二零零四年：8,743,000港元）已質押予銀行，作為其若干購買本集團持作出售物業之買家償還按揭貸款之抵押。

(c) 短期已抵押銀行結餘1,750,000港元（二零零四年：無）及長期已抵押銀行結餘26,549,000港元（二零零四年：無）已質押予銀行，作為本集團獲授若干貿易融資貸款之抵押*（附註41）*。

23. 可供出售之財務資產

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
香港之上市股權投資，按公平值	250	250	250	250
非上市之股權投資，按成本	532,758	306,238	141,187	80,212
	533,008	306,488	141,437	80,462
減值	(22,971)	(21,432)	–	–
	510,037	285,056	141,437	80,462

主要聯營公司詳情如下：

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	百分比			主要業務
			本集團應佔擁有權權益	投票權	攤分溢利	
北京北大維信生物科技有限公司†	中國／中國大陸	人民幣80,000,000元	26.01	22.2	26.55	生產及銷售保健產品
中生北控生物科技股份有限公司（「中生北控」）π	中國／中國大陸	人民幣70,017,528元	34.29	33.3	35	生產及銷售臨床治療及藥物產品
北京機電院高技術股份有限公司*	中國／中國大陸	人民幣135,872,209元	38.27	36.4	38.27	生產及銷售機電設備

† 以往本公司直接持有此聯營公司之權益已於本年度轉讓予本公司一間附屬公司。

π 本公司間接持有中生北控之權益。於結算日後，中生北控之H股於二零零六年二月二十七日在聯交所創業板上市。本集團名下所有中生北控股份均為法人股份，不得在任何證券交易所買賣。董事認為，根據中生北控已上市H股之已刊發價格披露本集團於中生北控所作投資之價值並不恰當，原因為上述資料將引起誤導。

* 此聯營公司之23.44%及14.83%股權分別由本公司直接持有及由一間全資附屬公司間接持有。

董事會認為，上表所列之本集團聯營公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他聯營公司之詳情會令篇幅過於冗長。

(c) 以下為本集團聯營公司財務資料之簡明概要：

	二零零五年	二零零四年
	千港元	*千港元*
本集團應佔業績		
營業額	186,803	446,024
其他收益	4,355	5,046
收益總額	191,158	451,070
開支總額	(168,162)	(391,888)
除稅前溢利	22,996	59,182
稅項	(1,203)	(8,007)
本年度溢利	21,793	51,175
本集團應佔資產及負債		
物業、廠房及設備	181,888	454,060
其他非流動資產	73,546	88,943
流動資產	194,290	248,089
非流動負債	(60,083)	(21,169)
流動負債	(132,884)	(201,384)
少數股東權益	(3,551)	(20,575)
虧損超出投資成本（不被本集團分擔）	–	2,346
資產淨值	253,206	550,310

21. 聯營公司權益

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
非上市股份，按成本	–	–	46,168	141,742
應佔資產淨值	253,206	550,310	–	–
應收聯營公司款項	9,573	41,033	–	3,505
應付聯營公司款項	(8,956)	–	–	–
	253,823	591,343	46,168	145,247
應收聯營公司款項減值	(4,974)	(474)	–	–
	248,849	590,869	46,168	145,247

(a) 誠如財務報表附註2.4所詳述，本集團採納香港財務報告準則第3號之過渡條文，該條文容許因於二零零一年一月一日前收購聯營公司而產生之商譽仍然於綜合資本儲備中抵銷。

因於二零零一年一月一日前收購聯營公司所產生並保留於綜合資本儲備之商譽數額如下：

本集團

	二零零五年	二零零四年
	千港元	*千港元*
於一月一日成本及賬面淨值	150,402	224,569
出售一間聯營公司部份	–	(74,167)
於十二月三十一日成本及賬面淨值	150,402	150,402

(b) 應收／應付聯營公司款項為無抵押、免息及無固定還款期。

本公司間接持有之主要共同控制公司之詳情如下：

公司名稱	註冊成立／註冊及經營地點	註冊資本	百分比			主要業務
			本集團應佔擁有權權益	投票權	攤分溢利	
北京王府井百貨商業物業管理有限公司	中國／中國大陸	59,600,000美元	25.05	50	50	提供零售管理服務
北京教育信息網服務中心有限公司	中國／中國大陸	人民幣12,000,000	20.09	50	36	提供資訊網絡服務
北京市政交通一卡通有限公司	中國／中國大陸	人民幣50,000,000	24	44.4	43	經營無須接觸多功能電子付款卡業務
北京王府井洋華堂商業有限公司	中國／中國大陸	12,000,000美元	20.04	42.86	40	經營連鎖

董事會認為，上表所列之本集團共同控制公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他共同控制公司之詳情會令篇幅過於冗長。

	二零零五年	二零零四年
	千港元	*千港元*
本集團應佔資產及負債		
物業、廠房及設備	9,172	469,528
特許經營權 *(附註)*	–	36,034
其他非流動資產	187,277	93,338
流動資產	137,471	278,602
非流動負債	(97,560)	(116,410)
流動負債	(47,117)	(176,302)
虧損超出投資成本（不被本集團分擔）	7,185	7,039
資產淨值	196,428	591,829

附註: 於二零零四年十二月三十一日之特許經營權指授予龍慶峽旅遊在北京景點龍慶峽出售入場券及提供旅遊服務之特許經營權，由一九九八年八月十九日起計，為期40年。該項特許經營權成為本集團之資產，詳情載於財務報表附註18(a)(iii)。

因於二零零一年一月一日前收購共同控制公司所產生並保留於綜合資本儲備之商譽數額如下：

本集團

	二零零五年 *千港元*	二零零四年 *千港元*
於一月一日成本及賬面淨值	118,431	159,188
出售一間共同控制公司－*附註52(b)(v)*	(118,431)	(40,757)
於十二月三十一日成本及賬面淨值	–	118,431

(b) 應收／應付共同控制公司款項為無抵押、免息及無固定還款期。

(c) 以下為本集團之共同控制公司財務資料之簡明概要：

	二零零五年 *千港元*	二零零四年 *千港元*
本集團應佔業績		
營業額	166,432	961,800
其他收益	10,350	151,648
總收益	176,782	1,113,448
總開支	(199,551)	(1,046,742)
除稅前溢利／(虧損)	(22,769)	66,706
稅項	(6,317)	(10,253)
少數股東權益	2,194	–
年內溢利／(虧損)	(26,892)	56,453

20. 共同控制公司權益

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
應佔資產淨值	196,428	591,829	–	–
應收共同控制公司款項	21,564	19,942	516	13,406
應付共同控制公司款項	(35,074)	(55,093)	(14,132)	(14,195)
	182,918	556,678	(13,616)	(789)

(a) 因收購共同控制公司而產生，並於綜合資產負債表內資本化成為資產之商譽，其數額如下：

	二零零五年	二零零四年
	千港元	*千港元*
於一月一日成本及賬面淨值	–	17,682
本年度因關連共同控制公司成為附屬公司而收購附屬公司產生之商譽重新分類－*附註17*	–	(17,682)
於十二月三十一日成本及賬面淨值	–	–

誠如財務報表附註2.4所詳述，本集團採納香港財務報告準則第3號之過渡性條文，該條文容許因於二零零一年一月一日前收購共同控制公司而產生之商譽仍然於綜合資本儲備中抵銷。

年內，本集團收購之主要附屬公司包括龍慶峽旅遊及燕京惠泉，有關業務合併之進一步詳情載於財務報表附註44及52(b)(iv)。

年內，本集團出售之主要附屬公司包括三元食品、西餐食品及北京控股磁懸浮技術發展有限公司（「北京磁懸浮」），有關該等出售事項之進一步詳情載於財務報表附註10、45及52(b)(v)。

董事會認為，上表所列之本公司附屬公司為影響本年度業績或組成本集團資產淨值主要部份之附屬公司。董事會認為提供其他附屬公司之詳情會令篇幅過於冗長。

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	本集團	主要業務
北京順興葡萄酒有限公司	中國／中國大陸	人民幣11,880,000元	51	51	生產及銷售葡萄酒
Beijing Enterprises (Properties) Limited	英屬處女群島／香港	160美元	100	100	物業投資
雄建實業有限公司	香港	2港元	100	100	物業投資
北京燕京中發生物技術有限公司	中國／中國大陸	人民幣40,000,000元	–	43.89†	生產及銷售生化產品

† 鑑於本公司對此等公司之控制，此等公司作為附屬公司入賬。

* 燕京啤酒之內資A股股份在深圳證券交易所上市。本集團所持有燕京啤酒之股份為法人股份，不得在任何證券交易所買賣。

燕京惠泉及王府井之內資A股股份在上海證券交易所上市。本集團所持有全部燕京惠泉之股份及約194,594,400股王府井之股份（或49.52%權益）為法人股份，不得在任何證券交易所買賣。

π 北京發展及衡浪平台之股份分別在聯交所主板及創業板上市。

Ω 該等實體根據中國法例註冊為外商獨資企業。

δ 於年內所收購／註冊成立。

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京北控電信通信息技術有限公司Ω	中國／中國大陸	人民幣 100,000,000元	–	40.18†	建設信息網絡、提供資訊科技技術支援及顧問服務
湖南教育信息服務有限公司	中國／中國大陸	人民幣 10,000,000元	–	22.88†	建設信息網絡及提供資訊科技技術支援服務
北京北控偉仕軟件工程技術有限公司	中國／中國大陸	人民幣 2,000,000元	–	30.75†	軟件開發
北控高科技發展有限公司	中國／中國大陸	30,000,000美元	97.99	97.99	投資控股
北京控股投資管理有限公司（「投資管理」）	中國／中國大陸	61,100,000港元	100	100	提供管理及顧問服務
北京豐收葡萄酒有限公司	中國／中國大陸	2,700,000美元	51	51	生產及銷售葡萄酒

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京北控水務有限公司[δ]	中國／中國大陸	人民幣 100,000,000元	–	99.9	投資控股
北京宏業房地產開發有限責任公司	中國／中國大陸	人民幣 30,000,000元	–	50.1	物業投資及發展
北京發展(香港)有限公司[x]	香港	493,981,150港元	–	55.81	投資控股
衡浪平台軟件國際有限公司[x]	開曼群島／香港	37,584,718港元	–	30.75[†]	投資控股
衡浪平台(中國)軟件技術有限公司[Ω]	中國／中國大陸	3,000,000美元	–	30.75[†]	銷售電腦軟件及提供相關服務
北京博大電信通網絡技術有限公司	中國／中國大陸	人民幣 8,000,000元	–	20.48[†]	出租地下光纖電纜
北京發展物業投資管理有限公司	中國／中國大陸	4,000,000美元	–	47.72[†]	物業投資
北控軟件有限公司	中國／中國大陸	人民幣 50,000,000元	–	38.17[†]	提供管理信息系統服務

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京首都高速公路發展有限公司	中國／中國大陸	64,053,700美元	–	96	經營高速公路
深圳觀順公路管理有限公司	中國／中國大陸	人民幣217,500,000元	–	53.08	經營收費公路
北京龍慶峽旅遊發展有限公司[δ]	中國／中國大陸	人民幣120,000,000元	–	75	經營旅遊業務
恒有源科技發展有限公司	中國／中國大陸	人民幣118,685,285元	10.41	68.65	生產及銷售地熱系統
北京北控恒有源科技發展有限公司[Ω]	中國／中國大陸	3,000,000美元	–	69.81	持有許可證權
北京永源熱泵有限責任公司	中國／中國大陸	人民幣2,483,160元	–	35.60[†]	生產及銷售地熱能源系統機器
北京恒有源環境系統設備安裝工程有限公司	中國／中國大陸	人民幣10,000,000元	–	69.81	安裝地熱系統
北京北控制水有限公司[Ω]	中國／中國大陸	1,000,000美元	100	100	經營自來水廠

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
成都王府井百貨有限公司	中國／中國大陸	人民幣50,000,000元	–	35.07†	經營百貨大樓及物業發展
廣州王府井百貨大樓有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
武漢王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
長沙王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
包頭王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓
重慶王府井百貨有限責任公司	中國／中國大陸	人民幣10,000,000元	–	50.1	經營百貨大樓

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
長沙華南燕京啤酒銷售有限公司	中國／中國大陸	人民幣 20,000,000元	–	51.74	生產及銷售飲料
北京燕京飲料有限公司	中國／中國大陸	20,000,000美元	–	40.84[†]	生產及銷售飲料
燕京啤酒(仙桃)有限公司[δ]	中國／中國大陸	人民幣 100,000,000元	–	54.27	生產及銷售飲料
廣東燕京啤酒有限公司[δ]	中國／中國大陸	人民幣 100,000,000元	–	65.84	生產及銷售飲料
燕京啤酒(曲阜三孔)有限責任公司	中國／中國大陸	人民幣 230,769,230元	–	55.55	生產及銷售飲料
燕京惠泉啤酒(撫州)有限公司[δ]	中國／中國大陸	人民幣 130,000,000元	–	28.46[†]	生產及銷售飲料
北京王府井百貨(集團)有限公司(「王府井」)[#]	中國／中國大陸	人民幣 392,973,026元	–	50.1	經營百貨大樓
北京雙安商場有限責任公司(「雙安」)	中國／中國大陸	人民幣 280,000,000元	–	50.1	經營百貨大樓

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
湖南燕京啤酒有限公司	中國／中國大陸	人民幣95,000,000元	–	50.45	生產及銷售啤酒
江西燕京啤酒有限責任公司	中國／中國大陸	人民幣129,511,385元	–	41.35†	生產及銷售啤酒
燕京啤酒（萊州）有限公司	中國／中國大陸	人民幣187,053,800元	–	69	生產及銷售啤酒
燕京啤酒（山東無名）股份有限公司	中國／中國大陸	人民幣83,499,643元	–	30.35†	生產及銷售啤酒
燕京啤酒（襄樊）有限公司	中國／中國大陸	人民幣170,700,000元	–	53.18	生產及銷售啤酒
福建燕京啤酒有限公司	中國／中國大陸	人民幣140,000,000元	–	52.51	生產及銷售啤酒
燕京啤酒（浙江仙都）有限公司	中國／中國大陸	人民幣133,350,000元	–	40.84†	生產及銷售啤酒
燕京啤酒（長沙）有限公司	中國／中國大陸	人民幣50,000,000元	–	51.74	生產及銷售啤酒

主要附屬公司之詳情如下：

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本之面值	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京燕京啤酒股份有限公司*	中國／中國大陸	人民幣1,019,446,039元	–	54.46	生產及銷售啤酒
福建省燕京惠泉啤酒股份有限公司（「燕京惠泉」）*δ	中國／中國大陸	人民幣250,000,000元	–	28.52†	生產及銷售啤酒
燕京啤酒（包頭雪鹿）股份有限公司（「燕京包頭」）	中國／中國大陸	人民幣193,219,374元	–	42.76†	生產及銷售啤酒
燕京啤酒（桂林漓泉）股份有限公司	中國／中國大陸	人民幣160,776,000元	–	41.15†	生產及銷售啤酒
燕京啤酒（赤峰）有限責任公司	中國／中國大陸	人民幣153,070,200元	–	42.70†	生產及銷售啤酒
燕京啤酒（贛州）有限責任公司	中國／中國大陸	人民幣86,880,000元	–	52.23	生產及銷售啤酒
燕京啤酒（衡陽）有限公司	中國／中國大陸	人民幣180,660,000元	–	51.06	生產及銷售啤酒

於二零零四年十二月三十一日，龍慶峽旅遊為本公司間接擁有75%之共同控制公司，並於截至二零零五年十二月三十一日止年度內本集團收購龍慶峽旅遊之中間控股公司100%股權時成為本公司之附屬公司，其詳情載於本財務報表附註52(b)(iv)。完成收購後，特許經營權變為本集團之資產。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為32年7個月。

(b) 遞延開發成本

二零零二年，本集團進行之科技發展計劃獲得一中國政府部門向本集團授出一項4,710,000 港元之政府資助，並在計算於二零零四年十二月三十一日之遞延開發成本賬面值時以減免入賬。

19. 附屬公司權益

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
非上市股份，按成本	3,711,852	4,100,247
應收附屬公司款項	2,480,986	2,890,020
借予一間附屬公司之貸款	50,000	–
應付附屬公司款項	(741,785)	(813,280)
	5,501,053	6,176,987
減值	(441,174)	(261,751)
	5,059,879	5,915,236

應收／應付附屬公司款項乃無抵押、免息及無固定償還期。借予一間附屬公司之貸款包括兩筆金額分別為12,000,000港元及38,000,000港元之貸款，該等貸款為無抵押、按每年4厘年利率計息，及須於二零零六年十一月償還。該等應收／應付附屬公司款項及借予一間附屬公司之貸款之賬面值與其公平值相若。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為13年。

(ii) 根據香港中基設施投資有限公司（為本公司間接擁有96.5%之附屬公司）與深圳市石觀公路有限公司（「石觀公路有限公司」）於二零零一年七月十八日簽訂之合作合營協議，共同建立深圳觀順公路管理有限公司（「深圳觀順」，為本公司間接擁有53.08%之附屬公司），以及根據有關政府部門之批准，石觀公路有限公司以總代價人民幣652,000,000元轉讓一項經營權予深圳觀順，藉以自二零零二年四月十二日起二十年期間經營位於中國深圳市之深圳石觀公路。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為16年4個月。

(iii) 根據本公司年內收購並擁有75%之附屬公司北京龍慶峽旅遊發展有限公司（「龍慶峽旅遊」）及延慶龍慶峽管理處（「龍慶峽管理」）於一九九八年六月十七日訂立之特許經營權協議，龍慶峽旅遊以代價人民幣60,000,000元向龍慶峽管理購入在北京景點龍慶峽出售入場券及提供旅遊服務之經營權利，由一九九八年八月十九日起計，為期40年，並另須支付特許經營權費，有關費用按龍慶峽旅遊每個財政年度之營業額，根據以下之遞增比率計算：

營業額	**特許權費比率**
超過人民幣35,000,000元但不足人民幣70,000,000元（首尾包括在內）之部份	20%
超過人民幣70,000,000元但不足人民幣100,000,000元（首尾包括在內）之部份	30%
超過人民幣100,000,000元之部份	40%

	特許經營權	管理信息系統	許可證權	遞延開發成本*	總額
	千港元	千港元	千港元	千港元	千港元
	(附註(a))			(附註(b))	
截至二零零四年十二月三十一日止年度					
於二零零四年一月一日：					
成本	2,027,321	18,868	9,994	13,294	2,069,477
累計攤銷及減值	(401,901)	(4,088)	(735)	(13,294)	(420,018)
賬面淨值	1,625,420	14,780	9,259	–	1,649,459
賬面淨值：					
於二零零四年一月一日	1,625,420	14,780	9,259	–	1,649,459
增加	–	–	12,000	3,642	15,642
本年度攤銷撥備	(101,367)	(1,886)	(1,435)	–	(104,688)
於二零零四年十二月三十一日	1,524,053	12,894	19,824	3,642	1,560,413

* 內部產生

(a) 特許經營權

(i) 根據本公司與北京市自來水公司(「北京自來水」)於一九九八年七月十三日簽訂之特許經營權協議，本公司以代價人民幣1,500,000,000元從北京自來水收購一項經營權，據此自一九九八年十一月二十四日起二十年期間於北京營運一自來水淨化及處理廠(第九水廠一期)以及銷售淨化水。北京自來水已向本公司保證，於特許經營權期限內，每年從自來水淨化及處理業務會取得人民幣210,000,000元之現金流入淨額。該項獲授予之特許權隨後已由本公司轉讓予北京北控制水有限公司，該全資附屬公司為本公司為了持有此經營權及參與自來水淨化及處理業務而設立。

18. 其他無形資產

本集團

	特許經營權	管理信息系統	許可證權	遞延開發成本*	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
	(附註(a))			*(附註(b))*	
截至二零零五年十二月三十一日止年度					
於二零零四年十二月三十一日及二零零五年一月一日:					
成本	2,027,321	18,868	21,994	16,936	2,085,119
累計攤銷及減值	(503,268)	(5,974)	(2,170)	(13,294)	(524,706)
賬面淨值	1,524,053	12,894	19,824	3,642	1,560,413
賬面淨值:					
於二零零五年一月一日	1,524,053	12,894	19,824	3,642	1,560,413
收購一間附屬公司 —*附註44*	47,596	–	–	–	47,596
增加	–	–	471	2,197	2,668
本年度攤銷撥備	(102,605)	(1,887)	(1,491)	–	(105,983)
年內於利潤表確認之減值	–	–	(12,000)	(5,870)	(17,870)
滙兑調整	30,650	212	149	31	31,042
於二零零五年十二月三十一日	1,499,694	11,219	6,953	–	1,517,866
於二零零五年十二月三十一日:					
成本	2,126,925	19,231	22,681	–	2,168,837
累計攤銷及減值	(627,231)	(8,012)	(15,728)	–	(650,971)
賬面淨值	1,499,694	11,219	6,953	–	1,517,866

計算可使用價值所用之主要假設

下文說明管理層進行商譽減值測試作為基礎之現金流量預測所根據之每項重要假設：

- **預算營業額**

  預算營業額根據下列假設：

  – 有關高速公路及收費公路之業務單位，乃根據交通及公路收益預測；及

  – 就餘下業務類別之業務單位而言，參照(i)被評估實體經營業務之市場之預期增長率及(ii)被評估實體之預期市場佔有率。

- **預算毛利率**

  釐訂預算毛利率之基準為緊接預算年度前之一個年度所達致之平均毛利率，因預期效率之改善而增加。

- **商業環境**

  中國或被評估實體經營業務所在之其他地區之政治、法制及經濟情況概無出現任何重大變動。

(ii) 於高速公路及收費公路有關業務單位之可收回金額乃使用可使用價值之計算方法。計算現金流量預測乃根據經高級管理層批准覆蓋約16年期間之財政預算而作出，該期間亦即有關業務單位經營權之剩餘年期。現金流量預測使用之折現率為13.5%，該折現率乃根據收費公路行業之平均折現率及有關業務單位之業務風險予以釐定。預期於現金流量預測之首五年後將不會取得增長。

(iii) 該等業務之可回收金額經參照獨立合資格專業估值師戴德梁行有限公司進行之業務估值後，基於現金流量預測所使用之可使用價值計算，現金流量預測根據管理層批准覆蓋於5年期間之財政預算釐訂。現金流量預測使用之折現率為25%，該折現率乃參照有關行業之平均折現率及有關業務單位之業務風險予以釐定。

於截至二零零五年十二月三十一日止年度，於利潤表確認59,658,000港元(二零零四年：17,512,000港元)之減值虧損為本集團地熱系統業務(二零零四年：本集團奶類業務之商業單位)應佔之商譽，原因是本集團高級管理層相信有關業務單位之可收回金額少於參照業務估值後之賬面值。

根據商譽減值測試，董事認為無需為本集團餘下商譽進一步作出減值撥備。

商譽減值測試

於收購時所收購商譽之賬面值已分配予本集團以下個別業務之有關商業單位以進行減值測試：

本集團

	附註	二零零五年 千港元	二零零四年 千港元
持續經營業務：			
零售業務	*(i)*	34,520	33,822
高速公路及收費公路經營業務	*(ii)*	21,687	21,687
電訊及資訊科技相關服務及產品業務	*(iii)*	132,230	132,622
地熱系統業務	*(iii)*	44,625	104,283
其他		42,715	37,784
		275,777	330,198
終止業務－奶製品	*10(b)*	–	2,196
總商譽		275,777	332,394

(i) 於零售業務有關業務單位之可收回金額基於(a)有關業務單位之資產及負債之公平值減銷售成本；及(b)現金流量預測所使用之可使用價值計算，而現金流量預測則根據管理層批准覆蓋於5年期間之財政預算釐訂。現金流量預測使用之折現率為16%，反映出有關行業之平均貼現率及有關業務單位之業務風險。

誠如財務報表附註2.4所詳述，本集團採納香港財務報告準則第3號之過渡條文，該條文容許於二零零一年一月一日前因收購附屬公司而產生之商譽繼續於綜合資本儲備中對銷。

因於二零零一年一月一日前收購附屬公司所產生並保留於綜合資本儲備之商譽數額如下：

本集團

	二零零五年 *千港元*	二零零四年 *千港元*
於一月一日：		
成本	429,693	429,693
累計減值	(5,132)	(5,132)
賬面淨值	424,561	424,561
賬面淨值：		
於一月一日	424,561	424,561
出售附屬公司	(79,457)	–
於十二月三十一日	345,104	424,561
於十二月三十一日：		
成本	345,104	429,693
累計減值	–	(5,132)
賬面淨值	345,104	424,561

17. 商譽

因收購附屬公司及少數股東權益而產生、並於綜合資產負債表內資本化成為資產之商譽之數額如下：

	附註	二零零五年 千港元	二零零四年 千港元
於一月一日：			
成本		330,198	302,767
累計減值		–	(2,356)
賬面淨值		330,198	300,411
賬面淨值：			
於一月一日		330,198	300,411
收購附屬公司	*44*	8,916	27,052
收購少數股東權益		3,061	4,761
本年度關聯共同控制公司成為附屬公司而產生之共同控制實體利益重新分類	*20(a)*	–	17,682
年內於利潤表確認之減值		(59,658)	(17,512)
出售附屬公司部份		(7,764)	–
歸屬於已終止經營之業務	*10(b)*	–	(2,196)
滙兑調整		1,024	–
於十二月三十一日		275,777	330,198
於十二月三十一日：			
成本		335,435	330,198
累計減值		(59,658)	–
賬面淨值		275,777	330,198

16. 預付土地租金

本集團

	附註	二零零五年 千港元	二零零四年 千港元
於一月一日之賬面值		438,369	445,719
收購附屬公司	*44*	19,781	74,368
增加		9,569	18,771
轉撥至持作出售之非流動資產	*33*	(4,097)	–
本年度攤銷撥備		(12,028)	(9,693)
出售		(68,825)	(24,787)
歸屬於已終止經營之業務	*10(b)*	–	(60,950)
出售附屬公司	*45*	–	(5,059)
滙兑調整		7,235	–
於十二月三十一日之賬面值		390,004	438,369
減：列作流動資產之部份		(12,684)	(8,176)
非流動部份		377,320	430,193

於二零零五年十二月三十一日，本集團之所有租賃土地以中期租賃持有。

(b) 投資物業根據經營租約租賃予第三方，其他概要詳情載於財務報表附註50(a)。本集團及本公司之已收及應收租金收入總額及有關該等投資物業之相關開支概述如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
租金收入總額	25,954	22,249	6,353	6,598
直接開支	(4,534)	(3,700)	(582)	(742)
租金收入淨額	21,420	18,549	5,771	5,856

(c) 過往年度，於二零零四年十二月三十一日，本集團抵押於該日賬面值為6,500,000港元之一項投資物業，以獲取一項提供予本集團之銀行貸款*(附註37(d))*。

(d) 於二零零五年十二月三十一日，上述投資物業經由獨立合資格專業估值師戴德梁行有限公司及世邦魏理仕有限公司以公開市場收入資本基準或公開市值基準，使用直接比較法重新估值。

15. 投資物業

	附註	本集團		本公司	
		二零零五年	二零零四年	二零零五年	二零零四年
		千港元	千港元	千港元	千港元
於一月一日之賬面值		342,722	277,461	134,000	134,000
轉撥自樓宇	14	88,073	16,544	–	–
從在建工程轉撥	14	–	43,793	–	–
出售		(1,008)	(6,441)	–	–
歸屬於已終止業務	10(b)	–	(2,420)	–	–
重估公平值之收益淨額		13,635	13,785	–	–
滙兑調整		3,398	–	–	–
於十二月三十一日之賬面值		446,820	342,722	134,000	134,000

(a) 於二零零五年十二月三十一日，本集團之投資物業按下列租賃年期持有：

本集團

	香港	其他地區	總額
	千港元	千港元	千港元
長期租賃	49,650	–	49,650
中期租賃	9,000	388,170	397,170
	58,650	388,170	446,820

本公司之投資物業全部位於中國大陸及以中期租賃持有。

	樓宇	租賃物業裝修	傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元
截至二零零四年十二月三十一日止年度					
於二零零四年一月一日：					
成本	42,319	9,239	4,838	2,056	58,452
累計折舊	(3,286)	(9,129)	(4,303)	(789)	(17,507)
賬面淨值	39,033	110	535	1,267	40,945
賬面淨值：					
於二零零四年一月一日	39,033	110	535	1,267	40,945
增加	–	769	516	–	1,285
本年度折舊撥備	(962)	(77)	(262)	(261)	(1,562)
於二零零四年十二月三十一日	38,071	802	789	1,006	40,668

本公司之樓宇全部位於中國大陸，並按中期租賃持有。

本公司

	樓宇	租賃物業裝修	傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元
截至二零零五年十二月三十一日止年度					
於二零零四年十二月三十一日及二零零五年一月一日：					
成本	42,319	10,008	5,354	2,056	59,737
累計折舊	(4,248)	(9,206)	(4,565)	(1,050)	(19,069)
賬面淨值	38,071	802	789	1,006	40,668
賬面淨值：					
於二零零五年一月一日	38,071	802	789	1,006	40,668
增加	1,292	1,961	393	–	3,646
本年度折舊撥備	(972)	(148)	(323)	(262)	(1,705)
出售	–	(615)	–	–	(615)
於二零零五年十二月三十一日	38,391	2,000	859	744	41,994
於二零零五年十二月三十一日：					
成本	43,611	5,038	5,747	2,056	56,452
累計折舊	(5,220)	(3,038)	(4,888)	(1,312)	(14,458)
賬面淨值	38,391	2,000	859	744	41,994

(c) 上述若干於結算日賬面淨值總額達275,857,000港元（二零零四年：519,673,000港元）之樓宇、廠房及機器已作抵押，以取得若干授予本集團之銀行及其他貸款 *（附註37(d)(i)）*。

(d) 本集團及本公司有若干樓宇於截至二零零零年十二月三十一日止年度按其當時之賬面值41,000,000港元從投資物業中重新分類，該賬面值由獨立合資格專業估值師戴德梁行有限公司於一九九九年十二月三十一日按公開市值估值。假如該等樓宇之賬面值以歷史成本減累計折舊列賬，則賬面淨值將為34,380,000港元（二零零四年：35,304,000港元）。

(e) 於截至二零零四年十二月三十一日止年度確認之減值虧損主要指，於年內「公司及其他」分類中若干香港物業所撇減至可收回金額之數額（當其轉撥至投資物業時）。可收回金額乃按公平值減銷售成本，並按獨立合資格專業估值師戴德梁行有限公司進行之估值釐定。估值採用直接比較法按照公開市值之基準進行。

(a) 上文所包括之高速公路及相關建築物以及樓宇於二零零五年十二月三十一日乃根據下列租賃年期持有：

本集團

	香港	**其他地方**	**總額**
	千港元	*千港元*	*千港元*
成本：			
長期租賃	51,580	–	51,580
中期租賃	43,500	5,107,728	5,151,228
	95,080	5,107,728	5,202,808

(b) **在建工程**

在建工程指下列於二零零五年十二月三十一日尚未竣工之主要項目：

本集團

項目名稱	**預計竣工年份**	*千港元*
王府井北廈	2006	189,550
啤酒生產廠房	2006	212,932
其他項目	各異	45,106
		447,588

	附註	高速公路及相關建築物 千港元 (附註(a))	樓宇 千港元 (附註(a)、(c)、(d)、(e))	租賃物業裝修 千港元	廠房及機器 千港元 (附註(c))	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 (附註(b))	酒店物業 千港元	總額 千港元
截至二零零四年十二月三十一日止年度										
於二零零四年一月一日：										
成本或估值		1,204,937	2,883,608	345,633	3,942,455	274,444	273,238	556,774	17,759	9,498,848
累計折舊及減值		(137,603)	(562,917)	(292,324)	(1,737,513)	(136,047)	(134,943)	-	-	(3,001,347)
賬面淨值		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501
賬面淨值：										
於二零零四年一月一日		1,067,334	2,320,691	53,309	2,204,942	138,397	138,295	556,774	17,759	6,497,501
收購附屬公司	44	-	191,482	1,804	143,424	7,668	9,267	985	-	354,630
增加		-	181,913	23,363	158,797	47,378	31,520	616,194	-	1,059,165
轉撥自在建工程		809	155,644	64,397	272,476	28,282	7,663	(529,271)	-	-
轉撥至投資物業	15	-	(16,544)	-	-	-	-	(43,793)	-	(60,337)
本年度折舊撥備		(30,068)	(143,992)	(26,199)	(311,168)	(48,439)	(33,119)	-	-	(592,985)
年內於利潤表確認之減值		-	(28,370)	-	(1,016)	-	-	-	-	(29,386)
出售		-	(81,910)	(8,481)	(5,732)	(1,284)	(9,561)	(25,074)	(4,234)	(136,276)
歸屬於已終止經營之業務	10(b)	-	(292,472)	-	(306,554)	-	(17,911)	(34,944)	(13,525)	(665,406)
出售附屬公司	45	-	(8,598)	(850)	(75,838)	(65)	(2,162)	(822)	-	(88,335)
於二零零四年十二月三十一日		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571

14. 物業、廠房及設備

本集團

	附註	高速公路及相關建築物 千港元 (附註(a))	樓宇 千港元 (附註(a)、(c)、(d)、(e))	租賃物業裝修 千港元	廠房及機器 千港元 (附註(c))	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 (附註(b))	酒店物業 千港元	總額 千港元
截至二零零五年十二月三十一日止年度										
於二零零四年十二月三十一日及二零零五年一月一日：										
成本		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	-	9,726,745
累計折舊及減值		(167,671)	(685,981)	(306,648)	(1,906,982)	(201,795)	(119,097)	-	-	(3,388,174)
賬面淨值		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571
賬面淨值：										
於二零零五年一月一日		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	-	6,338,571
收購附屬公司	44	-	377,047	1,705	445,436	8,089	8,572	109,135	-	949,984
增加		-	48,822	56,316	197,093	61,282	29,164	973,935	-	1,366,612
轉撥自在建工程		-	625,748	49,177	458,739	32,829	3,737	(1,170,230)	-	-
轉撥至投資物業	15	-	(88,073)	-	-	-	-	-	-	(88,073)
轉撥至持作出售之非流動資產	33	-	(15,222)	-	-	-	-	-	-	(15,222)
本年度折舊撥備		(32,890)	(95,525)	(39,103)	(342,117)	(58,911)	(26,315)	-	-	(594,861)
年內於利潤表確認之減值		-	(3,780)	-	-	-	-	-	-	(3,780)
轉撥至投資物業時重估之公平價值收益		-	12,712	-	-	-	-	-	-	12,712
出售		-	(11,303)	(9,433)	(7,070)	(9,756)	(5,590)	(15,299)	-	(58,451)
出售附屬公司	45	-	(11,755)	-	(4,422)	(402)	(1,652)	-	-	(18,231)
重新分類		-	20,226	-	(36,403)	16,131	46	-	-	-
匯兌調整		21,064	56,808	2,577	51,280	3,488	2,541	9,998	-	147,756
於二零零五年十二月三十一日		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	-	8,037,017
於二零零五年十二月三十一日：										
成本		1,230,672	3,972,136	442,285	5,070,147	481,682	267,352	447,588	-	11,911,862
累計折舊及減值		(204,423)	(778,587)	(273,703)	(2,228,280)	(256,995)	(132,857)	-	-	(3,874,845)
賬面淨值		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	-	8,037,017

	二零零五年	二零零四年
	千港元	千港元
(ii) 來自持續經營業務之本年度溢利：		
來自持續經營業務，用作計算每股基本盈利之本年度本公司股東應佔溢利	490,435	571,892
扣除即期税項後，燕京啤酒之可換股債券之債務部份涉及之本年度利息開支	4,526	4,819
假使悉數行使燕京啤酒之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本年度本集團應佔燕京啤酒溢利	(12,466)	(14,077)
來自持續經營業務，用作計算每股攤薄盈利之本年度本公司股東應佔溢利	482,495	562,634

普通股數目：

	二零零五年	二零零四年
用作計算每股基本及攤薄盈利之本年度已發行普通股之加權平均數	622,500,000	622,500,000

於截至二零零五年及二零零四年十二月三十一日止年度行使本公司及本公司附屬公司北京發展及衡浪平台之未行使購股權並無對本集團於該等年度之每股基本盈利造成攤薄影響。

截至二零零五年十二月三十一日止年度之每股基本及攤薄盈利金額乃根據以下數據計算：

盈利：

	二零零五年	二零零四年
	千港元	*千港元*
(i) 本年度溢利：		
用作計算每股基本盈利之本年度本公司股東應佔溢利	570,422	503,188
扣除即期税項後，燕京啤酒之可換股債券之債務部份涉及之本年度利息開支	4,526	4,819
假使悉數行使燕京啤酒發行之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本年度本集團應佔燕京啤酒溢利	(12,466)	(14,077)
用作計算每股攤薄盈利之本年度本公司股東應佔溢利	562,482	493,930

11. 本公司股東應佔日常業務溢利

在本公司截至二零零五年十二月三十一日止年度財務報表中處理之本公司股東應佔本年度虧損為111,190,000港元(二零零四年:溢利為383,143,000港元)(*附註36(b)*)。

12. 股息

	二零零五年	二零零四年
	千港元	*千港元*
中期股息－每股普通股0.10港元(二零零四年:0.10港元)	62,250	62,250
建議派發末期股息－每股普通股0.20港元(二零零四年:0.20港元)	124,500	124,500
	186,750	186,750

年內建議派發之末期股息須待本公司股東在即將舉行之股東週年大會上批准,方可作實。

13. 本公司股東應佔每股盈利

每股基本盈利乃根據本年度本公司股東應佔溢利及年內已發行普通股之加權平均數計算。

每股攤薄盈利乃根據本年度本公司股東應佔溢利(經調整以反映本公司之附屬公司燕京啤酒所發行可換股債券對本年度本公司股東應佔溢利之影響,假設已悉數行使或兑換燕京啤酒之未行使可換股債券)及年內已發行普通股之加權平均數計算。

(c) 在截至二零零五年及二零零四年十二月三十一日止年度綜合財務報表中處理之已終止經營之業務之現金流量淨額如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
經營活動現金淨流入	–	41,910
投資活動現金淨流出	–	(47,014)
融資活動現金淨流入	–	7,183
來自已終止經營之業務之現金淨流入	–	2,079

(d) 已終止經營之業務每股盈利／(虧損)

	二零零五年	二零零四年
已終止經營之業務，基本	0.13港元	(0.11港元)
已終止經營之業務，攤薄	不適用	不適用

來自已終止經營之業務之每股基本盈利／(虧損)乃根據以下數據計算：

	二零零五年	二零零四年
來自已終止經營之業務之本年度本公司股東應佔溢利／(虧損)	79,987,000港元	(68,704,000港元)
用作計算每股基本盈利／(虧損)之本年度已發行普通股之加權平均數	622,500,000	622,500,000

(b) 已終止經營之業務於結算日之主要資產及負債類別如下：

		本集團	
		二零零五年	二零零四年
	附註	*千港元*	*千港元*
資產：			
物業、廠房及設備	*14*	–	665,406
投資物業	*15*	–	2,420
預付土地租金	*16*	–	60,950
商譽	*17*	–	2,196
於共同控制公司之權益		–	125,113
可供出售財務資產		–	22,892
存貨		–	85,280
應收貿易賬項及應收票據		–	120,424
其他應收款項		–	81,650
可退回稅項		–	3,649
已抵押銀行存款		–	156
現金及現金等價物		–	134,597
列為持作出售之出售組別資產	*33*	–	1,304,733
負債：			
應付貿易賬款及應付票據		–	(64,171)
其他應付款項及應計款項		–	(166,592)
銀行及其他貸款		–	(262,281)
遞延稅項負債	*40*	–	(751)
列為與持作出售之出售組別資產直接有關聯之負債	*33*	–	(493,795)
已終止經營之業務應佔資產淨值		–	810,938

(a) 以下概述在截至二零零五年及二零零四年十二月三十一日止年度綜合財務報表中處理之已終止經營之業務之業績：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
營業額	–	885,684
開支	–	(1,010,217)
已終止經營之業務除税前虧損	–	(124,533)
出售已終止經營之業務之收益	79,987	–
已終止經營之業務除税前溢利／(虧損)	79,987	(124,533)
税項：		
有關已終止經營之業務除税前虧損	–	3,687
有關出售已終止經營之業務之收益	–	–
	–	3,687
來自已終止經營之業務之本年度溢利／(虧損)	79,987	(120,846)

10. 已終止經營之業務

於二零零四年十二月六日，本公司公佈其與一關連公司北京三元集團有限責任公司(「三元集團」)及最終控股公司京泰實業於二零零四年十二月三日訂立兩份獨立股份轉讓協議，本公司有條件向三元集團及京泰實業出售其全資附屬公司北京企業食品，其中65.46%出售予三元集團，另外34.54%出售予京泰實業，現金代價分別為人民幣323,621,000元及人民幣237,392,000元。該出售交易於二零零五年一月七日之本公司股東特別大會上獲股東通過，自此本公司不再擁有北京企業食品之控制權。

根據本公司與三元集團訂立之股份轉讓協議，人民幣323,621,000元之現金代價分三期支付，首期人民幣258,896,800元及第二期及末期各為人民幣32,362,100元，分別於二零零五年一月十二日、二零零六年一月三十一日及二零零六年十二月三十一日到期支付。於二零零五年十二月三十一日，首期付款經已償付人民幣216,630,000元，餘下人民幣42,266,800元已在結算日後於二零零六年三月清償。於該等財務報表獲准刊發之日，整筆第二期分期付款仍逾期未付。儘管如此，董事認為有關到期款項預期不會出現減值虧損。

根據本公司與京泰集團訂立之股份轉讓協議，人民幣237,392,000元之現金代價分四期支付，首期為人民幣23,739,200元及第二期、第三期及末期各為人民幣71,217,600元，分別於二零零五年一月十二日、二零零六年一月七日、二零零七年一月七日及二零零八年一月七日到期支付。於二零零五年十二月三十一日，首期分期付款已悉數清償，惟整筆第二期分期付款於該等財務報表獲准刊發之日仍逾期未付。儘管如此，董事認為有關到期款項預期不會出現減值虧損。

北京企業食品之主要資產為其於三元食品(一間在中國主要從事生產及銷售奶製品之公司，其股份於上海證券交易所上市)55%股權。奶製品業務為本集團之主要獨立業務分類及由三元食品單獨承擔。截至二零零四年十二月三十一日止年度，三元食品分類為出售組別持作出售。

本集團－二零零四年

	香港		中國大陸		海外		總額	
	千港元	%	千港元	%	千港元	%	千港元	%
除稅前溢利／(虧損)	(141,952)		1,029,007		7,174		894,229	
按法定稅率計算之稅項	(24,841)	17.5	339,573	33.0	2,152	30.0	316,884	35.4
特別省份或地方當局之較低稅率	–	–	(85,686)	(8.3)	(1,530)	(21.3)	(87,216)	(9.7)
就過往期間之當期稅項之調整	–	–	5	–	–	–	5	–
共同控制公司及聯營公司應佔盈虧	6,691	(4.7)	(33,831)	(3.3)	–	–	(27,140)	(3.0)
毋須課稅收入	(12,220)	8.6	(72,567)	(7.1)	(86)	(1.2)	(84,873)	(9.5)
不可扣稅開支	20,917	(14.7)	19,179	1.9	307	4.3	40,403	4.5
不確認為遞延稅項資產之稅項虧損	10,387	(7.3)	66,004	6.4	764	10.6	77,155	8.6
動用過往期間之稅項虧損	(6)	–	(4,622)	(0.4)	(1,121)	(15.6)	(5,749)	(0.6)
按本集團實際稅率計算之稅項開支	928	(0.6)	228,055	22.2	486	6.8	229,469	25.7

根據中國有關稅務法規，本公司若干附屬公司可享有所得稅豁免及扣減。

就除稅前溢利／(虧損)以適用於本公司及其大部份附屬公司所在國家之法定稅率計算之稅項開支以及按實際稅率計算之稅項開支／(收入)對賬，以及適用稅率(即法定稅率)與實際稅率之對賬如下：

本集團－二零零五年

	香港		中國大陸		海外		總額	
	千港元	%	千港元	%	千港元	%	千港元	%
除稅前溢利	78,289		801,937		9,669		889,895	
按法定稅率計算之稅項	13,701	17.5	264,639	33.0	2,901	30.0	281,241	31.6
特別省份或地方當局之較低稅率	–	–	(159,062)	(19.8)	(2,009)	(20.8)	(161,071)	(18.1)
就過往期間之當期稅項之調整	425	0.5	(24,190)	(3.0)	–	–	(23,765)	(2.7)
共同控制公司及聯營公司應佔盈虧	58	0.1	1,484	0.2	–	–	1,542	0.2
毋須課稅收入	(40,652)	(51.9)	(48,478)	(6.1)	(150)	(1.6)	(89,280)	(10.0)
不可扣稅開支	19,480	24.9	55,762	6.9	1,405	14.5	76,647	8.6
不確認為遞延稅項資產之稅項虧損	7,578	9.7	86,492	10.8	36	0.4	94,106	10.6
動用過往期間之稅項虧損	–	–	(3,248)	(0.4)	(1,086)	(11.2)	(4,334)	(0.5)
按本集團實際稅率計算之稅項開支	590	0.8	173,399	21.6	1,097	11.3	175,086	19.7

9. 稅項

香港利得稅乃根據年內於香港獲得之估計應課稅溢利按17.5%（二零零四年：17.5%）之稅率作出撥備。中國大陸及海外業務之所得稅乃按照當地的現有法例、詮釋及慣例，根據年內獲得之估計應課稅溢利按適用之稅率作出撥備。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
持續經營業務：		
本年度－中國		
香港	165	712
中國大陸	200,060	239,301
過往年度之（超額撥備）／撥備不足	(23,765)	5
本年度－海外	1,097	486
遞延稅項－*附註40*	(2,471)	(7,348)
持續經營之業務之稅項開支總額	175,086	233,156
已終止經營之業務：		
本年度－中國大陸，中國	–	1,693
遞延稅項－*附註40*	–	(5,380)
已終止經營之業務之稅項抵免－*附註10(a)*	–	(3,687)
本年度之稅項開支	175,086	229,469

8. 五位最高薪僱員

年內，五位最高薪僱員包括四位（二零零四年：三位）董事。五位最高薪僱員之酬金詳情如下：

	二零零五年	二零零四年
	千港元	*千港元*
薪金、津貼及實物利益	7,387	7,887
表現花紅	–	–
退休金計劃供款	347	342
	7,734	8,229

五位最高薪僱員之酬金屬於下列金額範圍：

	二零零五年	二零零四年
	僱員人數	*僱員人數*
零－1,000,000港元	1	–
1,000,001港元－1,500,000港元	2	2
1,500,001港元－2,000,000港元	1	2
2,000,001港元－2,500,000港元	1	1
	5	5

	袍金 千港元	薪金、津貼及實物利益 千港元	退休金計劃供款 千港元	總酬金 千港元
截至二零零四年十二月三十一日止年度				
衣錫群先生	–	2,274	97	2,371
張虹海先生	–	1,513	88	1,601
李福成先生	80	–	–	80
郭迎明先生	80	–	–	80
劉凱先生	–	1,316	75	1,391
鄭萬河先生	80	–	–	80
郭普金先生	80	–	–	80
李滿先生	80	–	–	80
包宗業先生	80	–	–	80
魏恩鴻先生	80	–	–	80
畢玉璽先生	–	–	–	–
李中根先生	80	–	–	80
	640	5,103	260	6,003

年內，概無董事豁免或同意豁免收取任何酬金之安排。

年內，本公司並無其他支付予獨立非執行董事之其他酬金（二零零四年：無）。

(b) 執行董事

	袍金	薪金、津貼及實物利益	退休金計劃供款	總酬金
	千港元	*千港元*	*千港元*	*千港元*
截至二零零五年十二月三十一日止年度				
衣錫群先生	–	2,341	97	2,438
張虹海先生	–	1,623	88	1,711
李福成先生	80	–	–	80
白金榮先生	80	–	–	80
郭迎明先生	80	–	–	80
劉凱先生	–	1,359	75	1,434
鄭萬河先生	80	–	–	80
李滿先生	80	–	–	80
郭普金先生	80	–	–	80
周思先生	80	–	–	80
鄂萌先生	–	764	75	839
	560	6,087	335	6,982

7. 董事酬金

以下為根據香港聯合交易所有限公司(「聯交所」)證券上市規則及公司條例第161條披露之年內董事酬金：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
袍金：		
執行董事	560	640
獨立非執行董事	550	540
	1,110	1,180
執行董事之其他酬金：		
薪金、津貼及實物利益	6,087	5,103
退休金計劃供款	335	260
	6,422	5,363
	7,532	6,543

(a) 獨立非執行董事

付予獨立非執行董事之袍金如下：

	二零零五年	二零零四年
	千港元	*千港元*
劉漢銓先生	100	100
李東海博士	120	120
王憲章先生	120	120
武捷思先生	110	100
白德能先生	100	100
	550	540

* 年內特許經營權、管理信息系統及許可證權之攤銷於綜合利潤表內計入「銷售成本」項下。

** 年內遞延開發成本、物業、廠房及設備、商譽、許可證權以及可供出售之財務資產之減值於綜合利潤表內計入「其他經營費用淨額」項下。

*** 於二零零四年十二月三十一日止年度，就該等已報廢或放棄之物業、廠房及設備而收取第三方合共17,237,000港元之賠償計入出售物業、廠房及設備之所得款項。

6. 財務費用

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
銀行貸款、透支及須於五年內悉數償還之其他貸款之利息	140,185	123,744
可換股債券之利息	6,755	7,193
其他貸款之利息	3,975	8,215
少數股東其他免息貸款之估算利息	5,609	–
財務成本總額	156,524	139,152
*減：*資本化至物業、廠房及設備之利息	(304)	(1,104)
	156,220	138,048

	附註	二零零五年 千港元	二零零四年 千港元
物業、廠房及設備減值**	*14*	3,780	29,386
商譽減值**	*17*	59,658	17,512
許可証權減值**	*18*	12,000	–
可供出售財務資產減值**		1,083	44,300
出售物業、廠房及設備之虧損淨額***		5,556	14,370
出售附屬公司之權益之(收益)／虧損淨額	*45*	(81,097)	6,433
視作出售一間共同控制公司之權益之虧損		316	680
視作出售於一間聯營公司權益之(收益)／虧損		927	(369)
土地及樓宇經營租賃最低費用		175,282	131,584
攤銷預付土地租金	*16*	12,028	9,693
核數師酬金		7,700	7,474
存貨(回撥)／撥備淨額		(8,377)	3,183
應收一間聯營公司款項減值		4,500	474
應收貿易賬款減值		48,398	34,855
應收其他款項減值		22,445	60,300
公平值變動於損益反映之財務資產之公平值虧損淨額		4,132	4,570
僱員福利開支(不包括董事酬金－*附註7*)：			
工資、薪金及實物利益		893,723	642,307
退休金供款淨額		83,063	50,528
		976,786	692,835
滙兑差異淨額		(7,237)	1,094
租金收入淨額		(40,382)	(33,753)
投資收入：			
上市		–	(1,116)
非上市		(3,271)	(1,937)

5. 經營業務溢利

本集團經營業務溢利已扣除／(計入)：

	附註	二零零五年 千港元	二零零四年 千港元
售出存貨成本		7,499,733	6,123,409
售出物業成本		29,154	336,525
所提供服務成本		496,482	546,000
折舊	14	594,861	592,985
特許經營權攤銷*	18	102,605	101,367
管理信息系統攤銷*	18	1,887	1,886
許可證權攤銷*	18	1,491	1,435
研究及開發開支：			
本年度開支		12,930	14,890
減：資本化為遞延開發成本	18	(2,197)	(3,642)
		10,733	11,248
年內產生之減值**	18	5,870	–
		16,603	11,248

† 截至二零零五年十二月三十一日止年度出售附屬公司權益之收益，主要因年內出售本集團於北京企業（食品）有限公司（「北京企業食品」，該公司持有北京三元食品股份有限公司（「三元食品」）之55%股權）及北京西餐食品有限公司（「西餐食品」）之所有股權而產生。有關出售附屬公司之詳情載於財務報表附註45。

δ 截至二零零五年十二月三十一日止年度為視作出售一間附屬公司權益之收益，因本公司之間接附屬公司北京燕京啤酒股份有限公司（「燕京啤酒」）行使若干持有人之可換股債券以換取燕京啤酒之普通股，致令本集團於燕京啤酒之股權由54.86%（二零零四年：55.45%）攤薄至54.46%（二零零四年：54.86%）而產生。

Ω 截至二零零五年十二月三十一日止年度出售共同控制公司權益之收益，主要因年內出售本集團於北京企業（旅遊）有限公司（「北京企業旅遊」，該公司持有北京八達嶺旅遊股份有限公司（「八達嶺旅遊」）之75%股權）及北京秦昌玻璃有限公司之所有權益而產生。

截至二零零四年十二月三十一日止年度出售聯營公司權益之收益，主要因於二零零四年四月出售北京西門子通訊網絡股份有限公司（「北京西門子」）20%股權予北京西門子另一合營企業伙伴。

	二零零五年	二零零四年
	千港元	*千港元*
其他收入		
補償收入	23,582	7,492
租金收入	44,633	37,452
服務收入	15,866	1,013
投資收入	3,271	3,053
政府補貼*	63,438	66,788
原材料銷售	2,995	15,117
來自一間關連公司的賠償確認為收入		
－*附註52(b)(i)*	2,700	19,500
其他	58,321	51,370
	214,806	201,785
收益淨額		
超出收購一間附屬公司及少數股東權益部分	3,677	35,767
出售投資物業之收益	2,466	238
出售附屬公司權益之收益淨額†	81,097	–
視作出售一間附屬公司權益之收益δ	14,498	20,715
出售共同控制公司權益之收益Ω	120,273	–
出售聯營公司權益之收益#	–	96,766
視作出售一間聯營公司權益之收益	–	369
出售可供出售財務資產之收益	1,514	6,298
出售公平值變動於損益反映之		
財務資產之收益淨額	2,074	841
滙兑差額淨額	7,237	–
	232,836	160,994
其他收入及收益淨額	447,642	362,779

* 政府補貼指政府補貼、企業所得税及營業額税等退税。營業額税包括增值税，城市建設税及教育附加費。政府補貼為無條件，惟補貼必須用於發展本公司之附屬公司。

本集團之營業額、利息收入、其他收入及收益淨額分析如下：

	二零零五年	二零零四年
	千港元	*千港元*
營業額		
啤酒業務	4,556,142	3,494,029
零售業務	4,510,210	3,021,404
高速及收費公路業務	477,440	435,371
自來水處理業務	506,638	490,566
電訊及資訊科技相關服務及產品業務	273,199	436,399
企業及其他業務	676,984	902,187
歸屬於在綜合利潤表中呈列之持續經營業務	11,000,613	8,779,956
歸屬於在綜合利潤表中呈列之已終止經營之業務－奶製品業務	–	885,684
	11,000,613	9,665,640
利息收入		
銀行利息收入	58,132	44,751
其他免息應收款產生之估算利息收入	15,033	–
	73,165	44,751

(b) 按地區分類

下表根據本集團之地區分類呈列收入、若干資產及開支之資料：

本集團

	香港		中國大陸		海外		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
分類收入：										
銷售予外界客戶	13,008	34,742	10,799,561	9,445,907	188,044	184,991	-	-	11,000,613	9,665,640
分類地區之間的銷售	4,642	10,367	-	-	40,381	38,731	(45,023)	(49,098)	-	-
其他收入及收益淨額	1,445	12,660	302,742	221,638	715	-	-	-	304,902	234,298
合計	19,095	57,769	11,102,303	9,667,545	229,140	223,722	(45,023)	(49,098)	11,305,515	9,899,938
其他分類資料：										
分類資產	4,861,816	4,682,945	14,514,771	13,730,766	63,097	62,520	(4,434,091)	(4,938,888)	15,005,593	13,537,343
應佔資產淨值：										
共同控制公司	-	58	196,428	716,884	-	-	-	-	196,428	716,942
聯營公司	-	-	253,206	550,310	-	-	-	-	253,206	550,310
	4,861,816	4,683,003	14,964,405	14,997,960	63,097	62,520	(4,434,091)	(4,938,888)	15,455,227	14,804,595
未經分配之資產									4,219,071	4,640,088
總資產									19,674,298	19,444,683
資本開支	1,972	8	1,366,037	1,072,045	1,271	2,754	-	-	1,369,280	1,074,807

4. 營業額、利息收入、其他收入及收益淨額

營業額指：(1)售出貨品之發票總值減增值稅、消費稅及政府附加費與退貨及貿易折扣後淨額；(2)扣除營業稅、消費稅及政府附加費後之酒店經營收入、路費收入及所提供服務價值總額；(3)扣除增值稅、營業稅及政府附加費後適當比例的工程合約的工程收入；及(4)租金收入。

	持續經營業務							已終止經營之業務		
	啤酒業務	零售業務	高速及收費公路業務	自來水處理業務	電訊及資訊科技相關服務及產品業務	企業及其他業務	合計	奶製品業務	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	5,678,295	1,923,479	1,735,445	1,033,965	553,754	6,398,214	17,323,152	1,153,079	(4,938,888)	13,537,343
應佔資產淨值:										
共同控制公司	-	225,401	-	-	43,585	322,843	591,829	125,113	-	716,942
聯營公司	335,376	20,406	-	-	140	194,388	550,310	-	-	550,310
	6,013,671	2,169,286	1,735,445	1,033,965	597,479	6,915,445	18,465,291	1,278,192	(4,938,888)	14,804,595
未經分配資產							4,613,547	26,541	-	4,640,088
總資產							23,078,838	1,304,733	(4,938,888)	19,444,683
分類負債	1,464,257	979,599	439,043	266,104	139,369	4,248,642	7,537,014	230,763	(4,938,888)	2,828,889
未經分配負債							4,751,565	263,032	-	5,014,597
總負債							12,288,579	493,795	(4,938,888)	7,843,486
其他分類資料:										
折舊	337,957	91,923	48,866	74	3,887	45,732	528,439	64,546	-	592,985
其他無形資產攤銷	-	-	30,711	70,656	2,263	1,058	104,688	-	-	104,688
減值虧損:										
分類資產	-	-	-	-	-	29,386	29,386	17,512	-	46,898
未分配資產										44,300
資本開支	649,621	242,801	8,809	-	40,629	40,554	982,414	92,393	-	1,074,807

截至二零零四年十二月三十一日止年度

本集團

	持續經營業務							已終止經營之業務		
	啤酒業務	零售業務	高速及收費公路業務	自來水處理業務	電訊及資訊科技相關服務及產品業務	企業及其他業務	合計	奶製品業務	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入:										
銷售予外界客戶	3,494,029	3,021,404	435,371	490,566	436,399	902,187	8,779,956	885,684	-	9,665,640
分類業務之間的銷售	-	-	-	-	-	-	-	-	-	-
其他收入及收益淨額	100,660	44,436	(1,815)	-	1,942	72,577	217,800	16,498	-	234,298
合計	3,594,689	3,065,840	433,556	490,566	438,341	974,764	8,997,756	902,182	-	9,899,938
分類業績	405,108	130,100	262,327	194,297	85,429	(167,111)	910,150	(108,744)		801,406
利息收入							43,708	1,043		44,751
未經分配之收入及收益淨額							125,903	2,139		128,042
未經分配之開支							(49,550)	-		(49,550)
經營業務溢利/(虧損)							1,030,211	(105,562)		924,649
財務成本							(130,338)	(7,710)		(138,048)
佔下列公司盈虧:										
共同控制公司	(5,799)	17,647	-	-	(116)	55,982	67,714	(11,261)		56,453
聯營公司	11,586	-	-	-	19,897	19,692	51,175	-		51,175
稅前溢利/(虧損)							1,018,762	(124,533)		894,229
稅項							(233,156)	3,687		(229,469)
年內溢利/(虧損)							785,606	(120,846)		664,760

	持續經營業務							已終止經營之業務		
	啤酒業務	零售業務	高速及收費公路業務	自來水處理業務	電訊及資訊科技相關服務及產品業務	企業及其他業務	合計	紡製品業務	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	7,458,097	1,474,409	1,709,479	1,238,023	435,974	7,123,702	19,439,684	-	(4,434,091)	15,005,593
應佔資產淨值:										
共同控制公司	-	138,098	-	-	44,649	13,681	196,428	-	-	196,428
聯營公司	11,395	25,188	3,090	-	2,129	211,404	253,206	-	-	253,206
	7,469,492	1,637,695	1,712,569	1,238,023	482,752	7,348,787	19,889,318	-	(4,434,091)	15,455,227
未經分配資產							4,219,071	-	-	4,219,071
總資產							24,108,389	-	(4,434,091)	19,674,298
分類負債	1,777,389	622,744	465,648	458,244	122,347	4,383,888	7,830,260	-	(4,434,091)	3,396,169
未經分配負債							3,771,136	-	-	3,771,136
總負債							11,601,396	-	(4,434,091)	7,167,305
其他分類資料:										
折舊	429,420	57,923	50,510	86	5,491	51,431	594,861	-	-	594,861
其他無形資產攤銷	-	-	31,346	71,259	2,312	1,066	105,983	-	-	105,983
減值虧損:										
分類資產	-	-	-	-	-	81,308	81,308	-	-	81,308
未分配資產										1,033
資本開支	1,056,158	149,295	9,751	6,304	5,071	142,701	1,369,280	-	-	1,369,280

(a) 按業務分類

下表根據本集團之業務分類呈列截至二零零五年及二零零四年十二月三十一日止年度之收入、溢利／(虧損)及若干資產、負債及開支之資料:

截至二零零五年十二月三十一日止年度

本集團

	持續經營業務							已終止經營之業務		
	啤酒業務	零售業務	高速及收費公路業務	自來水處理業務	電訊及資訊科技相關服務及產品業務	企業及其他業務	合計	奶製品業務	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入:										
銷售予外界客戶	4,556,142	4,510,210	477,440	506,638	273,199	676,984	11,000,613	-	-	11,000,613
分類業務之間的銷售	-	-	-	-	-	-	-	-	-	-
其他收入及收益淨額	74,424	107,475	3,742	-	9,956	29,318	224,915	79,987	-	304,902
合計	4,630,566	4,617,685	481,182	506,638	283,155	706,302	11,225,528	79,987	-	11,305,515
分類業績	387,883	131,739	290,577	166,595	(8,562)	(206,452)	761,780	79,987		841,767
利息收入							73,165	-		73,165
未經分配之收入及收益淨額							142,740	-		142,740
未經分配之開支							(6,458)	-		(6,458)
經營業務溢利							971,227	79,987		1,051,214
財務成本							(156,220)	-		(156,220)
佔下列公司盈虧:										
共同控制公司	-	(14,179)	-	-	(264)	(12,449)	(26,892)	-		(26,892)
聯營公司	(2,391)	-	(410)	-	(411)	25,005	21,793	-		21,793
稅前溢利							809,908	79,987		889,895
稅項							(175,086)	-		(175,086)
年內溢利							634,822	79,987		714,809

(c) 高速及收費公路業務－經營首都機場高速公路，該公路連接北京首都機場和北京市中心，以及經營位於中國深圳市的深圳石觀公路；

(d) 自來水處理業務－在北京經營一間自來水廠及銷售純淨水；

(e) 電訊及資訊科技相關服務及產品業務－包括建設寬頻基礎設施、銷售軟件、提供互聯網服務及資訊科技之技術支援以及顧問服務。

(f) 奶製品業務－生產、分銷及銷售奶製品（於截至二零零四年十二月三十一日止年度已終止此項業務－*附註10*）；及

(g) 企業及其他業務－包括建造地熱系統及提供相關安裝服務、旅遊及酒店業務（於截至二零零五年十二月三十一日止年度已終止此項業務－*附註52(b)(v)*）、生產、分銷及銷售葡萄酒及加工食品、餐飲業務、建築及發展物業、物業投資及企業收支項目。

按地區劃分本集團業務時，收入乃根據客戶所處地區而分類，資產則根據資產所處地區而分類。

判斷乃對物業逐項作出，以釐定附屬服務對有關物業是否極為重要，以致該項物業不能被視作投資物業。

估計之不確定性

於結算日有關未來之主要假設及其他主要估計來源之不確定性，存在導致下一個財務年度內，對資產及負債之賬面值作出重大調整之重大風險，討論如下。

商譽減值

本集團至少每年釐定商譽是否出現減值。此須對已分配有商譽之現金產生單位之使用價值進行估算。對使用價值之估算，須本集團對現金產生單位於未來產生之預期現金流量作出估計，並須選擇適當折扣率，以計算該現金流量之現值。於二零零五年十二月三十一日，作為一項資產列賬於綜合資產負債表中之商譽賬面值合共為275,777,000港元（二零零四年：330,198,000港元），詳情載於本財務報表附註17。

3. 分類資料

業務分類資料按兩種方式呈列：(i)按業務劃分並作為主要分類申報方式；及(ii)按地區劃分並作為次要分類申報方式。

本集團經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。分類業務詳情概述如下：

(a) 啤酒業務－生產、分銷及銷售啤酒產品；

(b) 零售業務－在北京及中國若干其他城市經營百貨公司；

股息

董事擬派之末期股息未經股東在股東大會上批准前，會於資產負債表內分類列為股本項下之保留溢利分配。該等股息獲股東批准及宣派後乃確認為負債。

由於本公司之公司組織章程大綱及細則授予董事權力宣派中期股息，故中期股息會同時提出及宣派。因此，中期股息於提出及宣派時隨即確認為負債。

2.5 重大會計判斷及估計

判斷

在應用本集團會計政策之過程中，除須作出估計者外，管理層曾作出以下對財務報表內已確認金額造成最重大影響之判斷：

經營租賃承擔－本集團作為出租人

本集團已就其投資物業組合訂立商業物業租約。本集團決定保留該等根據經營租賃出租之物業所有權之所有重大風險及回報。

劃分投資物業及自用物業

本集團去釐定一項物業是否合資格成為一項投資物業，並已制定判斷標準。投資物業為持有物業，旨在賺取租金或資本增值或兩者皆是。因此本集團認為，一項物業是否產生現金流量，大體上與本集團持有之其他資產無關。

有些物業由兩部份組成，一部份為獲取租金收益或資本增值而持有，另一部份為作生產或供應貨品或服務或行政管理用途而持有。倘該等部份可分別出售（或以融資租賃分別出租），本集團將該等部份分別入賬。倘該等部份不能分別出售，則該部份作為投資物業，惟持有較少部份僅作生產或供應貨品或服務或行政管理用途。

借貸成本

因購入、建造或生產合資格資產(即需要一段頗長時間始能投入其擬定用途或出售之資產)而直接產生之借貸成本將被資本化,作為有關資產成本之一部份。待有關資產大致上可投入其擬定用途或出售時,該等借貸成本將會停止資本化。等待作為合資格資產支出之特定貸款之暫時性投資所賺取之利息收入從資本化之借貸成本中減除。

外幣

此等財務報表乃以港元列示,即本公司之功能及呈示貨幣。本集團旗下各實體自行釐定其功能貨幣,各實體財務報表內項目均以該功能貨幣計值。外幣交易按交易日之功能貨幣滙率初步記錄。以外幣列值之貨幣資產及負債按結算日之功能貨幣滙率重新換算,就此產生之滙兑差額計入利潤表。按外幣以歷史成本法計算之非貨幣項目以首次交易日之滙率換算。按外幣公平值計算之非貨幣項目以公平值釐定日期之滙率換算。

若干海外附屬公司、共同控制公司及聯營公司之功能貨幣並非港元。於結算日,該等公司之資產及負債按結算日適用之滙率換算為本公司之呈示貨幣,其利潤表乃按年內之加權平均滙率換算為港元。就此產生之滙兑差額計入滙兑波動儲備內。於出售海外公司時,與海外業務相關並於滙兑波動儲備內已確認之遞延累計金額於利潤表確認。

就綜合現金流量表而言,海外附屬公司之現金流量按現金流量日期適用的滙率換算為港元。海外附屬公司於整個年度內經常產生之現金流量乃按年內之加權平均滙率換算為港元。

僱傭條例之長期服務金

本集團若干僱員已達到一旦遭終止聘用時，根據僱傭條例可領取長期服務金所需之服務年數。倘終止僱傭合約，本集團須承擔僱傭條例所規定情況下的款項。

本集團已就預期可能支付的未來長期服務金作出撥備。該撥備乃根據截至結算日為止，僱員為本集團服務所賺取可能未來付款之最佳估計。

退休金費用

本集團為其若干僱員參與由若干中國省或市政府籌辦之定額供款退休金計劃。該等計劃之資產乃與本集團之資產分開持有。供款乃根據該等計劃之規則按合資格僱員薪金之某一百分比計算，並於應付時從利潤表中扣除。僱主之供款於其作出供款即已全面授出。

凡尚無參加退休金計劃之僱員，本集團已按薪金之某一百分比為彼等計提退休金。支付上述款項所需之有關資產並無與本集團之資產分開持有。

本集團亦遵照強制性公積金計劃條例為合資格參加之僱員在香港實施一項定額供款之強制性公積金計劃(「強積金計劃」)。強積金計劃按僱員基本薪酬之某一百分比作出供款，並於根據強積金計劃規則的規定需要支付時自利潤表中扣除。強積金計劃資產乃由與本集團資產分開之獨立管理基金持有。本集團按強積金計劃作出之僱主供款利益全數歸屬於僱員。

當股本結算獎勵之條款經改動，會確認微不足道的開支，猶如條款未經改動。此外，就引致股權付款安排之總公平值上升或以其他方式僱員有利之任何改動(以改動當日之估值為準)確認開支。

當一項股本結算獎勵註銷，視作猶如於註銷當日歸屬並未就獎勵確認之開支將即時確認。然而，如一項新獎勵取代一項註銷獎勵，並於授出當日界定為取替之獎勵，如上文所述，註銷及新獎勵兩者會被視為原有獎勵的改動。

未行使購股權之攤薄影響於計算每股盈利時反映為新增股份之攤薄。

本集團就股本結算獎勵採納香港財務報告準則第2號「以股權付款」的過渡性準則，及僅對二零零二年十一月七日後授出且於二零零三年十二月三十一日或以前未歸屬及於二零零四年一月一日或之後授出之股本結算獎勵採納香港財務報告準則第2號。

當購股權獲行使時，本公司、北京發展或衝浪平台將就此發行之股份以股份面值列為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司、北京發展或衝浪平台之各自股份溢價賬內。在行使日期前註銷或失效之購股權均由尚未行使購股權之名冊中剔除。

有薪假期結轉

本集團根據僱員合約按曆年基準給予其若干僱員有薪年假。在若干情況下，於結算日未支取之年假容許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關有薪假期之預期未來成本作出累算並予結轉。

(g) 上市或非上市投資之買賣於交易日確認入賬;及

(h) 其他投資收入於確定有權收取款項時確認入賬。

僱員福利

以股權付款之交易

本公司、北京發展(香港)有限公司(「北京發展」)及衡浪平台軟件國際有限公司(「衡浪平台」)各自實行一項購股權計劃,向合資格參與者授出不得轉讓購股權,其目的是為了對本集團、北京發展集團及衡浪平台集團業務成就作出了貢獻的合資格參與者給予獎勵及報酬。各有關集團旗下僱員(包括董事)之酬金以股權付款交易形式支付,據此僱員藉提供服務以作為股本工具之代價(「股本結算交易」)。

授予僱員之股本結算交易成本根據授出日期之公平值計算。對股本結算交易估值時,並不計入任何表現狀況,惟除了與本公司、北京發展及衡浪平台股份價格關連之狀況(「市場狀況」)(如適用)。

股本結算交易成本連同股本相關增值於達致表現狀況及/或服務條件期間確認,直至有關僱員可有權完全享有該獎勵日期止(「歸屬日期」)。於各結算日就直至歸屬日期股本結算交易確認之累計開支反映歸屬期的屆滿情況及本集團對最終將歸屬之股本工具數目之最佳估計。就某期間在利潤表內扣除或計入之金額,為該期間期初及期末確認之累計開支變動。

就最終未有歸屬的獎勵不會確認任何開支,惟歸屬乃視乎市況而定者除外,有關獎勵不論市況條件如何,均視作已歸屬,前題是所有其他表現條件均已達成。

政府資助

政府資助於可合理確定將可收取並且符合所有附帶條件時，按公平值確認入賬。該項資助如與開支項目有關，會於有系統地將該項資助與其對象成本配比所需之期間確認為收入。該項資助如與資產有關，則公平值乃計入遞延收入賬項，再於有關資產之預期可使用年期分期每年金額計入利潤表，或在資產之賬面值扣除，並以已扣減折舊／攤銷費用方式計入利潤表。

收入之確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品及預售發展中物業（有關協議於二零零四年一月之後訂立）之收益於貨品及物業擁有權之重大風險及回報已轉予買方後確認入賬，惟本集團須並無參與該等貨品或物業一般與所有權方面有關之管理及並無維持所售出貨品及物業之實際控制權；

(b) 路費收入、門票及酒店收入於收取款項時確認入賬；

(c) 落成物業之銷售在簽立銷售協議時確認入賬；

(d) 建築合約收入根據已完成部分之比例確認入賬，其他詳情載於上文有關「建築合約」之會計政策內；

(e) 提供服務之收入於服務提供時確認入賬；

(f) 利息收入按應計基準，採用將金融工具預計年期內估計日後收取之現金折現至財務資產賬面淨值之貼現率以實際利息法確認；

所有可予扣減暫時差額、未動用稅項抵免結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷該等可予扣減暫時差額、未動用稅項抵免結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課稅溢利或虧損所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 就與於附屬公司及聯營公司之投資以及於合營公司之權益有關之可予扣減暫時差額而言，僅於暫時差額可能會在可見之將來撥回及將有應課稅溢利抵銷暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產於各結算日進行重估且於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率（及稅務法例），按變現資產或清償負債之期間預期適用之稅率予以估量。

倘有法定可執行權利將當期稅項資產與當期稅項負債相互抵銷，且遞延稅項涉及同一應課稅公司及同一稅務機關，則遞延稅項資產與遞延稅項負債可相互抵銷。

撥備

當過往之事件導致目前須負之責任（法律責任或推定責任），而且日後有可能需要撥付資源償付有關責任所涉及之款項，則會提呈撥備，惟該項責任之數額須能夠可靠地予以估計。

當折現影響重大時，撥備確認之數額為預期日後用以償付有關責任所需支出於結算日之現值。當折現值隨時間而有所增加，有關增幅會計入利潤表之財務成本賬項內。

本集團就若干產品授出之產品保養撥備，根據銷量以及過往有關維修及退貨之經驗，按適用情況貼現至現值而予以確認。

所得稅

所得稅包括即期及遞延稅項。所得稅在利潤表中確認，倘所得稅關乎同一或不同期間直接於權益確認之項目，則於股東權益確認。

本期及過往期間之當期稅項資產及負債乃按預期可自稅務機構收回或支付予稅務機構之金額列賬。

遞延稅項乃採用負債法，對於結算日之資產及負債之計稅基準及該等項目就財務申報之賬面值之所有暫時性差額作出撥備。

遞延稅項負債就一切應課稅暫時差額予以確認：

- 惟關乎商譽或於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課稅溢利或虧損所產生之遞延稅項負債除外；及

- 就與於附屬公司、聯營公司之投資以及於合營公司之權益有關之應課稅暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見之將來撥回。

建築合約

合約收入包括已訂約之合同價值及適當之工程款、賠償款及獎勵金。合約成本包括直接材料、分包成本、直接工資及適當比例之非固定和固定之經常性建築費用。

來自固定價格建築合約之收入按已完成工程百分比方法確認入賬，並有關合約當日已產生之成本佔估計總成本之比例來確定收入。

來自成本加建築合約之收入按已完成工程百分比方法確認入賬，並參考期內產生可收回成本加賺取有關費用，以截至當日已產生成本佔有關合約估計總成本計算。

管理層一旦預期有任何預見之虧損時，將對該等虧損即時作出撥備。

當合約成本加上已確認收入減虧損超出工程進度額款，超出部份列為應收合約客戶款。

當工程進度額款超出合約成本加已確認收入減虧損數額時，超出部份為應付合約客戶款。

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物乃指手頭現金及流動存款以及於購入後三個月內到期，可隨時轉換為已知金額現金之短期高變現能力而價值改變的風險不大之投資扣除按要求償還之銀行透支，並為本集團現金管理之重要部份。

就資產負債表的分類而言，現金及現金等價物乃指並無限制用途的手頭現金、銀行結存及與現金性質相若之資金包括定期存款。

交易成本根據有關工具於首次確認時負債與權益部份之所得款項分配比例，分攤至可換股債券之負債及權益部分。

停止確認財務債項

當負債項下之責任已履行、取消或屆滿時，財務債項不再作確認。

由來自同一位貸款人而有關條款極為不同之財務債項代替現有財務債項，或對現有負債之條款作出重大修訂，上述替換或修訂被視作停止確認原有負債及確認新負債，而有關賬面值之差額於利潤表內確認。

發展中物業

發展中物業指發展以供出售之物業，並按成本減任何累計減值虧損列賬。成本包括於發展期間之預付地價成本，連同其他與物業發展有關之直接成本、借貸成本及專業費用。

預期可於結算日起計十二個月內完成之發展中物業均列作流動資產。

持作出售之物業

持作出售之物業乃按成本與可變現淨值兩者中之較低者列賬。成本包括一切發展開支、適用借貸成本及有關物業應佔之其他直接成本。可變現淨值乃按個別物業基準參考當時市價後釐定。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本以先進先出法或加權平均法計算，或如屬在製品及製成品，其成本包括直接材料、直接工資及適當比例之經常性費用。可變現淨值是根據估計售價減完成及出售所用之任何估計成本。

如本集團已轉讓自一項資產收取現金流量之權利，及並無轉讓或保留該資產之大部份風險及回報，亦無轉讓該資產之控制權，則該資產按本集團繼續涉及之程度而確認。以提供擔保方式繼續參與該轉讓資產，按該資產之原賬面值或本集團可能須償還之代價之最高金額（以較低者為準）確認。

本集團以沽出及／或購入期權（包括現金結算期權或類似期權）之方式繼續參與該項轉讓資產，將以本集團可購回之轉讓資產金額計量，惟就以公平值計量之資產之沽出認購期權（包括現金結算期權或類似期權）而言，本集團繼續參與該項資產之程度將以轉讓資產之公平值及期權行使價（以較低者為準）為限。

附息貸款及借款

所有貸款及借款最初以已收代價減直接應佔交易成本之公平價值確認。

初次確認後，附息貸款及借款其後將以實際利息法根據已攤銷之成本計算。

倘負債不作確認，盈虧將以攤銷過程於利潤表內確認。

可換股債券

可換股債券之債務部份扣除交易成本後於資產負債表確認為負債。發行可換股債券時，其債務部份之公平值以等同之不可換股債券之市價釐訂，該款項以已攤銷成本基準列作長期負債，直至債券被轉換或贖回為止。該等債券所得款項餘額經扣除交易成本後撥往在股東權益內確認及計入之可轉換期權內。可轉換期權的賬面值以後各年不予重新計算。

若在隨後期間內，減值虧損金額減少，而有關減值虧損減少客觀上與減值確認後發生之事項有所關連，則之前確認之減值虧損將可撥回。隨後期間撥回之任何減值虧損在利潤表內確認，惟以有關資產之賬面值在回撥當日不超過其攤銷成本為限。

以成本列賬之可供出售財務資產

如有客觀證據顯示，因其公平值未能可靠計量而未按公平值列賬之非上市證券出現減值虧損，虧損金額按該資產之賬面值與估計未來現金流量按類似財務資產當時之市場回報率貼現之現值兩者間之差額計量。該等資產之減值虧損於利潤表內確認，且不予回撥。

以公平值列賬之可供出售財務資產

若可供出售之財務資產出現減值，其成本（扣除任何本金還款及攤銷）與其當前公平值之差額扣減先前於利潤表內確認之任何減值虧損後所得款額，將由投資重估儲備劃轉至利潤表。分類為可供出售之股本工具之減值虧損不得透過利潤表回撥。

停止確認財務資產

在下列情況下，財務資產（或（如適合）財務資產之一部份或類似財務資產組別之一部份）不再作確認：

- 收取資產所產生現金流量之權利已到期；

- 本集團保留收取資產所產生現金流量之權利，惟根據「轉付」安排有責任在並無重大延誤之情況下將有關金額全數付予第三方；或

- 本集團已轉讓收取資產所產生現金流量之權利，且(a)已轉讓資產之絕大部份風險及回報；或(b)並無轉讓或保留資產之絕大部份風險及回報，惟已轉讓資產之控制權。

當非上市證券之公平值由於(a)該項投資之合理公平值估計範圍之變動實屬重大，或(b)上述範圍內之各種估價之概率未能合理評估及用以估算公平值，而未能可靠計算時，該等證券按成本減任何累計減值虧損列賬。

公平值

在管理有序之金融市場中交投活躍之投資，其公平值乃參考結算日營業時間結束時市場之買入報價釐定。就並無形成活躍市場之投資而言，其公平值乃運用估值法釐定。該等估值法包括利用近期之公平市場交易；參照其他大致相同之工具之現行市值；折現現金流量分析；及期權定價模式。

財務資產減值

本集團會於各結算日評估是否存在客觀證據，證明某項財務資產或財務資產組別出現減值。

以攤銷成本列賬之資產

如有客觀證據顯示以攤銷成本列賬之貸款及其他應收款項出現減值虧損，減值虧損以資產之賬面值與估計未來現金流量（不包括尚未發生之未來信貸虧損）按財務資產原始實際利率（即首次確認時計算之實際利率）貼現之現值兩者間之差額計量。資產之賬面值可直接或透過使用備抵科目沖減。有關減值虧損在利潤表內確認。

本集團首先就個別重大和非個別重大之財務資產分別作個別和綜合評估，以確定是否有客觀證據證明出現減值。如個別評估之財務資產被釐定為並無客觀證據證明出現減值，則無論該項資產個別重要與否，均被歸入具有類似信貸風險特徵之財務資產組別內，並作綜合減值評估。作個別減值評估而減值被或持續被確認之資產不會包括在綜合減值評估內。

投資及其他財務資產

屬於香港會計準則第39號範圍內之財務資產會被分類為公平值變動於損益反映之財務資產、貸款及應收款項或可供出售之財務資產（如適合）。財務資產於首次確認時，乃按公平值加（倘投資並非以公平值變動於損益反映）直接應佔交易成本列賬。本集團在初步確認後確定其財務資產之分類，並於允許及適當情況下在結算日重估此分類。

所有以正常方式購買及銷售之財務資產於交易日（即本集團承諾購買資產當日）確認，正常買賣指規定資產於特定期間內（一般由規例或市場慣例確立）付運之財務資產買賣。

公平值變動於損益反映之財務資產

分類為持有作買賣用途之財務資產劃入「公平值變動於損益反映之財務資產」類別。倘收購該等財務資產旨在於近期內將其轉售，則有關財務資產分類為持有作買賣用途。持有作買賣用途投資之盈虧將於利潤表內確認。

貸款及應收款項

貸款及應收款項乃是有固定或可確定付款金額而非在一個活躍市場上市之非衍生財務資產。該等資產以實際利息法根據已攤銷之成本列賬。當貸款及應收款項不作確認或減值，盈虧將以攤銷過程於利潤表內確認。

可供出售之財務資產

可供出售之財務資產指分類為可供出售或並無歸入任何其他兩個類別之上市及非上市證券之非衍生財務資產。於初次確認後，可供出售之財務資產乃按公平值列賬，而有關盈虧確認為投資重估儲備變動，直至投資不再被確認或被釐定為出現減值，則先前計入投資重估儲備之累計盈虧於利潤表內處理。

特許經營權

特許經營權指經營自來水廠、收費公路及於一個景點區售賣門票之權利，乃按成本減累計攤銷及任何累計減值虧損列賬。攤銷以直線法於本集團獲授予介乎20年至40年特許經營權相關期間作出撥備。

管理信息系統

管理信息系統乃按成本減累計攤銷及任何累計減值虧損列賬。攤銷乃根據為期十年之估計可使用年期以直線法提呈撥備。

許可證權

許可證權以成本減累計攤銷及任何累計減值虧損列賬，並以直線法在估計五至十年之可使用年期攤銷。

研究和開發成本

所有研究成本於產生時在利潤表扣除。

只有在本集團可展示完成該項目所產生之無形資產之技術切實可行，以便可供使用或出售；其完成有關資產之意向及使用或出售有關資產之能力；有關資產將帶來之未來經濟效益；完成該項目所需資源之供給能力；及可靠地估算開發過程所產生開支之能力時，方會將開發新產品項目所產生之開支撥充資本或遞延入賬。未能符合該等條件之產品開發開支將於產生時列作開支。

遞延開發成本以成本減累計攤銷及任何累計減值虧損列賬，並從相關產品之商業化生產日期起以直線法於其商業化壽命中攤銷，惟以二十年為上限。

租賃

資產所有權之大部份回報與風險仍歸於出租人之租賃，列為經營租賃。倘若本集團是出租人，由本集團根據經營租賃出租之資產會納入非流動資產，而根據經營租賃項下應收之租金會於租賃期以直線法計入利潤表。倘若本集團是承租人，經營租賃項下應付之租金（扣減出租人提供之任何優惠）會於租賃期以直線法在利潤表內扣除。

經營租賃項下之預付土地租金初次按成本列賬，其後則於租賃期以直線法確認。倘租賃預付款無法於土地與樓宇部份兩者間可靠地分攤，全部租賃預付款會視作物業、廠房及設備之融資租賃，納入樓宇之成本內。

無形資產（商譽除外）

無形資產之使用年期可按有限年期或無限年期評估。使用年期有限之無形資產按可使用經濟年期攤銷，並於有跡象顯示無形資產可能出現減值時，評估資產減值。使用年期有限之無形資產之攤銷年期及攤銷方法，至少會於各結算日進行檢討。

使用年期無限之無形資產個別地或按產生現金單位每年作減值測試。該等無形資產不予攤銷。使用年期無限之無形資產會就使用年期每年進行檢討，以釐定無限使用年期之評估是否仍然適合。倘不適合，使用年期評估將由無限年期改為有限年期，並按預期基準入賬。

無形資產於出售時或當預期其用途及出售不會帶來未來經濟利益時不作確認。於無形資產不作確認期間在利潤表確認之出售或報廢產生之任何收益或虧損，乃出售所得淨額與有關無形資產之賬面值之差額。

(b) 因此產生之任何賬面值增加計入利潤表，惟增加之數額僅限於抵銷先前就該物業確認之減值虧損，或致令該物業之賬面值回升至倘過往年度並無就該物業確認減值虧損而可能釐定之金額（扣除任何折舊）；而餘下賬面值增額則直接計入權益項下之物業重估儲備。於其後出售該物業時，變現之物業重估儲備相關部份將轉撥至保留溢利，入賬列作儲備變動。

由存貨轉往至投資物業時，該物業於該日之公平值與其先前賬面值之任何差額在利潤表中確認。

本集團完成自建投資物業之建築工程或開發後，該物業於落成當日之公平值與其先前賬面值之任何差額於利潤表中確認。

持作出售之非流動資產及出售組別

倘非流動資產及出售組別之賬面值將主要藉一項出售交易而非透過持續使用收回時，則分類為持作出售。在此情況下，該資產或出售組別可按當前狀況即時出售，惟僅須受出售該等資產或出售組別之一般及慣用條款所規限，且實現其出售之概率必須極高。

分類為持作出售之非流動資產及出售組別（投資物業、遞延税項資產及財務資產除外），按其賬面值及公平值減銷售成本兩者間之較低者列賬。

在建工程

在建工程指在建中或安裝中之樓宇、建築物、廠房及機器及其他物業、廠房及設備，並按成本減任何累計減值虧損列賬，並且不予折舊。成本包括建造、安裝及測試之直接成本，以及在建造或安裝期間與所借資金有關之已資本化之借貸成本。當在建工程竣工和可供使用時，即會被重新分類至物業、廠房及設備或投資物業中之適當類別。

投資物業

投資物業指持有以賺取租金收入及／或資本增值，而並非持有作生產或供應貨物或服務或行政用途，或持有於日常業務過程中銷售之土地及樓宇之權益（包括於符合投資物業定義之物業經營租賃項下之租賃權益）。有關物業初步按成本（包括交易成本）計值，且不予折舊。於初步確認後，投資物業按反映結算日市況之公平值列賬。

投資物業公平值變動所產生之收益或虧損乃在其產生期間計入利潤表。

投資物業報廢或出售產生之任何收益或虧損，乃於報廢或出售期間之利潤表中確認。

由投資物業轉往自置物業或存貨，作為物業日後會計之被認定成本乃是在改變用途當日之公平值。

倘本集團擁有之自置物業轉變為投資物業，物業在改變用途當日之賬面值與公平值之任何差額按以下方式入賬：

(a) 因此導致物業賬面值之任何減少，在改變用途當發生期間之利潤表中確認。

一項物業、廠房及設備之成本包括其購買價及將資產達至運作狀況及位置，以作其預定用途所產生之任何直接應計成本。物業、廠房及設備開始運作後所產生之支出，如保養維修，一般於產生期間在利潤表中扣除。若在可清楚顯示該等費用引致未來使用物業、廠房及設備時會帶來額外經濟利益，且該項物業、廠房及設備之成本能可靠地計算，則該等費用將被資本化，作為該資產之額外成本或重置成本。

高速公路及有關建築物之折舊乃採用使用單位基準計算。年度總折舊乃根據該年度實際交通流量佔餘下租賃期間預計高速公路總交通流量之比例釐定。

其他物業、廠房及設備之折舊乃以直線法於估計可使用年期撇減每項物業、廠房及設備之成本至其估計剩餘價值而計算，所用之主要折舊年率如下：

樓宇	2%－10%
租賃物業裝修	按租約年期或五年至十年，以較短期間者為準
廠房及機器	5%－20%
傢俬、裝置及辦公室設備	10%－20%
汽車	10%－20%

當一項物業、廠房及設備之各部份有著不同之可使用年期，該項目之成本將按合理基準分攤至各部份，而各部份將作個別折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整（如適合）。

一項物業、廠房及設備於出售或經其使用或出售而預期不再有經濟效益時，將被終止確認。於資產被終止確認期間之利潤表內確認之出售或報廢損益，為有關資產之出售所得淨額與賬面值之差額。

物業、廠房及設備(前稱「固定資產」)及折舊

酒店物業

酒店物業指於酒店建築物及用於經營酒店之整體固定廠房之權益。於初步按成本確認後，酒店物業按重估金額(即於重估日期之公平值減該物業任何其後累計折舊及累計減值虧損)入賬。公平值根據各財政年度止進行之年度專業估值基準得出之公開市值釐定。重估日期之累計折舊於酒店物業總賬面值對銷以及淨額重列為酒店物業重估值。

由於重估而導致之酒店物業賬面值變動作為物業重估儲備變動處理。倘若儲備未足以抵銷虧絀，虧絀超出部份於利潤表扣除。任何日後重估盈餘以先前扣除虧絀為限計入利潤表。

酒店物業之折舊依據直線法計算，以撇銷每項酒店物業於其40年估計可使用年期之估值。

當終止確認酒店物業時，就先前估值變現之物業重估儲備之有關部份作為儲備變動轉撥往保留溢利。

其他物業、廠房及設備

其他物業、廠房及設備按成本減累計折舊及任何累計減值虧損列賬。倘一項物業、廠房及設備分類為持作出售或屬於分類為持作出售之出售組別之一部份，則不予折舊，並根據香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」處理，詳情載於有關「持作出售之非流動資產及出售組別」之會計政策。

資產減值

倘出現減值跡象或須對資產進行年度減值測試（分類為存貨、建築合約資產、遞延稅項資產、財務資產、投資物業、商譽及非流動資產／出售組別除外），則會估計資產之可收回金額。資產之可收回金額乃按資產或產生現金之單位使用價值及其公平值減銷售成本兩者中之較高者計算，並且就個別資產釐定，如果資產並不產生大部份獨立於其他資產及資產組合之現金流入，可收回金額則就資產所屬之產生現金單位釐定。

當資產之賬面值超過其可收回金額時，方會確認減值虧損。於評估資產之使用價值時，估計未來現金流量按反映當時市場對貨幣時間價值之估計及該項資產之特有風險之除稅前折現率貼現為現值。減值虧損乃於產生期間在利潤表中扣除，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損。

公司會於各個報告日評估是否有跡象顯示先前確認之減值虧損已不再存在或可能減少。倘出現該等跡象，則會估計資產之可收回金額。當用以釐定資產（商譽除外）可收回金額之估計方法有變時，方會撥回先前確認之減值虧損，惟撥回之金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定之賬面值（扣除任何折舊／攤銷）。撥回之減值虧損乃於產生期間計入利潤表，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損之撥回數額。

當商譽構成產生現金單位(產生現金單位組合)之一部份及產生現金單位內部份業務出售時，則於釐定出售業務之盈虧時，商譽連同出售之業務計入業務之賬面值。於此情況下出售之商譽按出售業務相對價值及產生現金單位之保留部份之基準計算。

已確認之商譽減值虧損不得於往後期間撥回。

先前於綜合資本儲備撇銷之商譽

於二零零一年採納會計實務準則第30號「業務合併」之前，收購所產生之商譽會在收購年度內於綜合資本儲備撇銷。於採納香港財務報告準則第3號之後，當與商譽有關之全部或部份業務被出售或當與商譽有關之產生現金單位出現減值時，則該商譽保留在綜合資本儲備內撇銷，並作為儲備變動轉撥往保留溢利。

超出業務合併成本之盈餘

本集團於被收購公司之可辨認資產、負債及或然負債公平淨值之權益超出收購附屬公司、共同控制公司及聯營公司之成本之任何差額(經重估)，即時於利潤表內確認。

就收購共同控制公司及聯營公司產生之盈餘部份，於收購該等投資當期計入本集團應佔共同控制公司及聯營公司之溢利或虧損。

商譽

收購附屬公司、共同控制公司及聯營公司產生之商譽，乃指業務合併成本超逾本集團於收購當日所購入之被收購可辨別資產及所承擔之負債及或然負債之公平值淨額之差額。

協議日期為二零零四年一月一日或之後之收購產生之商譽

收購產生之商譽於綜合資產負債表內確認為資產，並按成本初次確認，其後則按成本減任何累計減值虧損列賬。至於共同控制公司及聯營公司，商譽計入其本身賬面值之內，而非作為分開辨別之資產在綜合資產負債表列值。

商譽之賬面值會於每年作減值評估或倘發生顯示賬面值可能減值之事件或情況轉變時作減值評估次數會較頻密。

為進行減值測試，業務合併收購之商譽自收購日期起分配予預期可從合併產生之協同效應獲益之本集團各產生現金單位或產生現金單位組別，無論本集團之其他資產或負債是否分配至該等產生現金單位或產生現金單位組別。按上述方式獲分配商譽之各單位或單位組別：

- 為本集團內就內部管理目的對商譽進行監控之最小單位；及
- 不得大於根據香港會計準則第14號「分類報告」釐定之本集團主要或次要呈報方式劃分之分類。

減值乃按評估產生現金單位（產生現金單位組合）之可收回金額與商譽有關之金額釐定。當產生現金之單位（產生現金單位組合）之可收回金額少於賬面值，減值虧損予以確認。

債表中，本集團之聯營公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購聯營公司所產生並於過往並未在綜合資本儲備中撇銷之商譽，將計入本集團之聯營公司權益，同時亦已為可能存在任何不相同之會計政策保持一致而作出調整。

聯營公司計入本公司利潤表內之業績，以本公司已收及應收之股息為限。本公司之聯營公司權益被視為非流動資產，並且按成本減任何累計減值虧損列賬。

關連人士

在以下情況一方將被視為本集團的關連方：

(a) 該一方直接或間接透過一間或多間中間控股公司：(i)控制本集團、被本集團控制、或與本集團受共同控制；(ii)於本集團擁有權益，因而可對本集團施以重大影響；或(iii)共同控制本集團；

(b) 該一方為共同控制公司；

(c) 該一方為聯營公司；

(d) 該一方為本集團或其母公司之關鍵管理層成員；

(e) 該一方為(a)或(d)項所述任何人士家族之親密成員；

(f) 該一方為(d)或(e)項所述之任何人士直接或間接控制、共同控制或可施行重大影響力之實體或享有重大投票權之實體；或

(g) 該一方向本集團僱員或本集團關連方之任何公司提供僱員退休福利計劃。

(d) 根據香港會計準則第39號入賬之可供出售財務資產：如本集團／本公司直接或間接持有該合營公司不足20%之註冊資本，且不可共同控制該合營公司或對其行使重大影響力。

共同控制公司

共同控制公司屬合營公司，受到共同控制，故此參與之任何一方均不得單方面控制該共同控制公司之經濟活動。

本集團應佔共同控制公司之收購後業績及儲備分別包括在綜合利潤表及綜合儲備內。倘溢利攤分比率與本集團於該共同控制公司之股權比率不同，則所佔共同控制公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之共同控制公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購共同控制公司所產生並於過往並未在綜合儲備中撇銷的商譽，將計入本集團之共同控制公司權益，同時亦已為可能存在任何不相同之會計政策保持一致而作出調整。

共同控制公司計入本公司利潤表內之業績，以本公司已收及應收之股息為限。本公司之共同控制公司權益被視為非流動資產，並且按成本減任何累計減值虧損列賬。

聯營公司

聯營公司（非附屬公司或共同控制公司）為本集團持有其一般不少於20%投票權之長期股本權益，並可對其施以重大影響之實體。

本集團應佔聯營公司之收購後業績及儲備分別包括在綜合利潤表及綜合儲備內。倘溢利攤分比率與本集團於該聯營公司之股權比率不同，則所佔聯營公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負

2.4 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事會組成之實體。

附屬公司計入本公司利潤表之業績，以已收及應收之股息為限。本公司之附屬公司權益乃按成本減任何累計減值虧損後列賬。

合營公司

合營公司乃一間根據合約安排而成立之實體，本集團據此聯同其他各方進行經濟活動。合營公司以一個獨立實體經營，而本集團與其他各方均擁有其權益。

各合營者間之合營協議訂明各合營者於合營公司之出資額、合營公司經營之年期及在其解散時變現資產之基準。經營合營公司所得溢利和虧損及任何剩餘資產之分派由各合營者按各自之出資額比例或按照合營協議之條款而攤分。

合營公司於下列情況下被視為:

(a) 附屬公司:當本集團／本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事會之組成;

(b) 共同控制公司:如本集團／本公司對該合營公司並無單方面控制權，但可直接或間接共同控制該合營公司;

(c) 聯營公司:如本集團／本公司不可單方面或共同控制該合營公司，惟通常直接或間接持有其不少於20%之註冊資本，並可對該合營公司行使重大影響力;或

• 香港財務報告準則第6號	「勘探及評估礦物資源」
• 香港財務報告準則第7號	「金融工具：披露」
• 香港（國際財務報告詮釋委員會）－詮釋第4號	「釐訂一項安排是否包含租賃」
• 香港（國際財務報告詮釋委員會）－詮釋第5號	「終止運作、復原及環境修復基金產生權益之權利」
• 香港（國際財務報告詮釋委員會）－詮釋第6號	「參與特定市場所產生之負債－廢棄電力及電子設備」
• 香港（國際財務報告詮釋委員會）－詮釋第7號	「採用根據香港會計準則第29號惡性通賬經濟財務申報之重列處理法」

香港會計準則第1號（修訂本）適用於二零零七年一月一日或之後開始之年度。經修訂之準則將影響以下事項之披露：有關本集團管理資本之目標、政策及程序之定性資料披露；有關本公司視為資本項目之量化數據披露；以及是否符合任何資本規定及不符合有關規定之後果。

香港財務報告準則第7號將取代香港會計準則第32號，並已修改香港會計準則第32號對金融工具之披露要求。此項香港財務報告準則適用於二零零七年一月一日或之後開始之年度。

根據香港會計準則第39號對財務擔保合約作出之修訂，財務擔保合約起初乃按公平值予以確認，並其後乃以(i)根據香港會計準則第37號釐訂之金額；及(ii)最初確認之金額扣除根據香港會計準則第18號所確認之累計攤銷（倘適用），以較高者為準作計量。

香港會計準則第19號（修訂本）、香港會計準則第39號（修訂本）對預測集團內交易之現金流量對沖會計法、香港財務報告準則第1及6號（修訂本）、香港財務報告準則第6號、香港（國際財務報告詮釋委員會）－詮釋第5號、香港（國際財務報告詮釋委員會）－詮釋第6號及香港（國際財務報告詮釋委員會）－詮釋第7號均不適用於本集團之業務活動。而香港（國際財務報告詮釋委員會）－詮釋第6號及香港（國際財務報告詮釋委員會）－詮釋第7號則分別適用於二零零五年十二月一日及二零零六年三月一日或之後開始之年度。

香港會計準則第21號（修訂本）規定確認有關外國業務淨投資之滙兑差額之會計處理方法。

除上文所述者外，本集團預期採納上文所列頒佈的財務報告準則，將不會對本集團首次應用期間之財務報表造成重大影響。

2.2 新訂及經修訂香港財務報告準則之影響

以下為於本年度生效且與本集團相關之新訂及經修訂之香港財務報告準則，並已用於編製此等財務報表：

- 香港會計準則第1號（經修訂）　「財務報表之呈列」
- 香港會計準則第16號（經修訂）　「物業、廠房及設備」
- 香港會計準則第27號（經修訂）　「綜合及獨立財務報表」
- 香港會計準則第39號（經修訂）　「金融工具：確認及計量」
- 香港會計準則第40號（經修訂）　「投資物業」
- 香港財務報告準則第3號（經修訂）　「業務合併」
- 香港－詮釋第4號　「租賃－釐訂香港土地租賃租期期限」

新訂及經修訂香港財務報告準則對本集團及本公司之會計政策，以及對本集團及本公司財務報表之計算方法，並無構成重大影響。

2.3 已頒佈但仍未生效之香港財務報告準則之影響

本集團仍未在此等財務報表中應用以下已頒佈但尚未生效之新訂及經修訂香港財務報告準則。除另有指明者外，此等香港財務報告準則於二零零六年一月一日或之後開始之年度起生效：

- 香港會計準則第1號（修訂本）　「資本披露」
- 香港會計準則第19號（修訂本）　「精算盈虧、集團計劃及披露」
- 香港會計準則第21號（修訂本）　「外國業務淨投資」
- 香港會計準則第39號（修訂本）　「預測集團內交易的現金流量對沖會計法」
- 香港會計準則第39號（修訂本）　「公平值選擇」
- 香港會計準則第39號及香港財務報告準則第4號（修訂本）　「財務擔保合約」
- 香港財務報告準則第1及6號（修訂本）　「首次採納香港財務報告準則以及勘探及評估礦物資源」

於二零零五年十二月三十一日及截止本財務報表批准日，本公司之即時控股公司是在英屬處女群島註冊成立之北京企業投資有限公司。董事認為最終控股公司為於香港註冊成立之京泰實業（集團）有限公司（「京泰集團」）。

2.1 編製基準

本財務報表已經遵照香港會計師公會頒佈之香港財務報告準則（「香港財務報告準則」）（包括香港會計準則（「香港會計準則」）及詮釋）、香港公認會計原則以及公司條例之規定而編製。除財務報告附註2.4所詳述之(i)週期性重估酒店及投資物業以及按公平值計算之若干財務資產；及(ii)一出售集團及持作出售之非流動資產按賬面值及公平值扣除出售成本兩者之較低者列賬外，其他項目均根據慣用之歷史成本法編製。此等財務報表乃以港元（「港元」）列示，所有金額均四捨五入至千位數（千港元）之最接近值，惟另作說明者則除外。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報表並已為可能存在任何不相同之會計政策保持一致而作出調整。附屬公司之業績自收購日期（即本集團取得控制權之日期）起開始綜合入賬，並於截至有關控制權終止之前繼續綜合入賬。本集團內公司間之所有重大交易及結餘於綜合賬目時對銷。

年內對附屬公司之收購已採用會計購買法入賬。此方法涉及將業務組合之成本分配至所購入資產及所承擔之負債及或然負債於收購日期之公平值。收購之成本乃按照於交易日期所支付的資產、所發行之股本工具及所產生或所承擔負債之公平值，另加因收購而產生之直接成本計量。

少數股東權益指外界股東在本公司附屬公司業績及資產淨值之應佔權益。

財務報表附註

二零零五年十二月三十一日

1. 公司資料

北京控股有限公司(「本公司」)為一間在香港註冊成立之有限公司。

本公司及其附屬公司(統稱「本集團」)於本年度主要從事下列業務:

- 於北京及中華人民共和國(「中國」)其他省份生產、分銷和銷售消費品,包括啤酒及加工食品
- 投資交通基建項目,包括連接首都機場及北京市中心之首都機場高速公路,以及位於中國深圳市之深圳石觀公路
- 於北京觀光區八達嶺長城(年內已終止此項業務－*附註52(b)(v)*)及龍慶峽提供旅遊服務
- 於中國北京提供酒店服務(年內已終止此項業務－*附註52(b)(v)*)
- 於北京及中國若干其他城市提供零售服務
- 於北京及香港投資商業和住宅物業
- 於北京經營自來水淨化業務和自來水廠
- 物業建造及發展
- 提供電訊及資訊科技(「資訊科技」)相關服務
- 建造地熱系統以及提供相關安裝服務
- 於中國、泰國、印尼、星加坡及馬來西亞經營餐飲業務

資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產：			
物業、廠房及設備	14	41,994	40,668
投資物業	15	134,000	134,000
附屬公司權益	19	5,059,879	5,915,236
共同控制公司權益	20	(13,616)	(789)
聯營公司權益	21	46,168	145,247
其他應收款項	29	139,944	4,055
可供出售之財務資產	23	141,437	80,462
非流動資產總額		5,549,806	6,318,879
流動資產：			
應收貿易賬項及應收票據	28	4,844	3,742
其他應收款項	29	236,080	178,477
公平值變動於損益反映之財務資產	31	34,629	37,091
現金及現金等價物	32	192,507	489,459
流動資產總額		468,060	708,769
資產總值		6,017,866	7,027,648
權益及負債			
權益：			
已發行股本	34	62,250	62,250
儲備	36(b)	5,059,078	5,357,018
建議派發末期股息	12	124,500	124,500
總權益		5,245,828	5,543,768
非流動負債：			
銀行及其他借貸	37	–	1,400,850
流動負債：			
銀行及其他借貸	37	664,775	–
其他應付款項及應計負債	42	97,617	73,906
應繳税項	43	9,646	9,124
流動負債總額		772,038	83,030
負債總值		772,038	1,483,880
總權益及負債		6,017,866	7,027,648

	附註	二零零五年 千港元	二零零四年 千港元
現金及現金等價物增加／(減少)淨額		(146,700)	424,894
年初之現金及現金等價物		3,507,843	3,083,000
滙率變動之影響淨額		56,431	(51)
年終之現金及現金等價物		3,417,574	3,507,843
現金及現金等價物結餘之分析			
現金及銀行結餘	*32*	2,917,382	2,990,437
現金等價物	*32*	59,326	41,136
定期存款	*32*	581,588	1,163,802
已終止經營之業務所佔現金及現金等價物	*10(b)*	–	134,597
		3,558,296	4,329,972
減： 已抵押銀行結餘	*22*	(50,241)	(53,911)
於收購時到期日超過三個月之定期存款		(90,481)	(768,218)
		3,417,574	3,507,843

	附註	二零零五年 千港元	二零零四年 千港元
投資業務之現金流量			
購買物業、廠房及設備	*6, 14*	(1,366,308)	(1,058,061)
出售物業、廠房及設備所得款項		52,895	121,906
出售投資物業所得款項		3,474	6,679
購買其他無形資產	*18*	(2,668)	(15,642)
收購附屬公司	*44*	(77,326)	223,920
收購少數股東權益		(1,874)	(27,382)
出售附屬公司	*45*	80,675	(14,333)
收購及增加共同控制公司及聯營公司投資		(47,369)	(258,166)
出售共同控制公司及聯營公司權益之所得款項		392,277	355,722
收購公司權益而已付之按金	*29(a)(ii)*	(36,743)	(156,827)
應收／應付共同控制公司及聯營公司款項(增加)／減少淨額		18,880	(7,422)
購買可供出售之財務資產		(133,891)	(10,828)
出售可供出售之財務資產所得款項		1,814	41,512
於收購時三個月後到期之定期存款減少／(增加)		677,737	(142,926)
已抵押銀行結餘減少		3,670	10,620
已收利息		58,132	44,751
已收投資收入		3,271	3,053
投資業務之現金流出淨額		(373,354)	(883,424)
融資活動之現金流量			
少數股東繳入之股本		19,917	80,870
新增貸款		2,500,426	2,886,896
償還貸款		(3,536,684)	(2,549,491)
已付利息	*6*	(156,524)	(139,152)
已付股息		(186,750)	(174,300)
付予少數股東之股息		(71,643)	(94,773)
融資活動之現金流入／(流出)淨額		(1,431,258)	10,050

	附註	二零零五年 千港元	二零零四年 千港元
經營業務之現金流量			
營運資金變動前之經營溢利		1,605,053	1,612,619
預付土地租金減少		64,049	15,709
發展中物業增加		(190,269)	(11,058)
持作出售之物業減少		23,584	465,786
存貨增加		(220,048)	(305,424)
應收合約客戶款項增加		(8,323)	(10,165)
應收貿易賬項及應收票據增加		(143,136)	(207,404)
其他應收款項增加		(88,085)	(302,687)
購買公平值變動於損益反映之財務資產		(6,871)	(40,082)
出售公平值變動於損益反映之財務資產所得款項		9,464	34,916
可收回税項增加		(17,355)	(1,240)
應付貿易賬項及應付票據增加		340,926	108,220
應付合約客戶款項增加		(3,190)	25,954
其他應付款項及應計負債增加		385,268	36,749
其他應繳税項增加／(減少)		49,008	(5,096)
其他長期負債增加／(減少)		24,216	(29,787)
滙兑調整		10,981	896
經營業務產生之現金		1,835,272	1,387,906
已收共同控制公司及聯營公司派發之股息		25,405	98,978
已繳香港利得税		(590)	(712)
已繳中國大陸所得税		(201,078)	(187,418)
已繳海外所得税		(1,097)	(486)
經營業務之現金流入淨額		1,657,912	1,298,268

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
經營業務之現金流量			
稅前溢利		889,895	894,229
調整：			
投資物業之公平值收益淨額		(13,635)	(13,785)
財務費用	6	156,220	138,048
應佔共同控制公司及聯營公司盈虧		5,099	(107,628)
折舊	5	594,861	592,985
特許經營權攤銷	5	102,605	101,367
管理信息系統攤銷	5	1,887	1,886
許可證權攤銷	5	1,491	1,435
物業、廠房及設備減值	5	3,780	29,386
商譽減值	5	59,658	17,512
許可證權減值	5	12,000	–
遞延開發成本減值	5	5,870	–
可供出售財務資產減值	5	1,083	44,300
應收一間聯營公司款項減值	5	4,500	474
應收貿易賬款減值	5	48,398	34,855
應收其他款項減值	5	22,445	60,300
利息收入	4	(73,165)	(44,751)
投資收入	4	(3,271)	(3,053)
超出收購一間附屬公司及少數股東權益成本之部份	4	(3,677)	(35,767)
出售物業、廠房及設備之虧損淨額	5	5,556	14,370
出售投資物業之收益	4	(2,466)	(238)
出售附屬公司權益之(收益)／虧損淨額	5	(81,097)	6,433
視作出售一間附屬公司權益之收益	4	(14,498)	(20,715)
出售共同控制公司權益之收益	4	(120,273)	–
視作出售一間共同控制公司權益之虧損	5	316	680
出售聯營公司權益之收益	4	–	(96,766)
視作出售一間聯營公司權益之(收益)／虧損	5	927	(369)
出售可供出售財務資產之收益	4	(1,514)	(6,298)
出售公平值變動於損益反映之財務資產之收益淨額	4	(2,074)	(841)
公平值變動於損益反映之財務資產之公平值虧損淨額	5	4,132	4,570
營運資金變動前之經營溢利		1,605,053	1,612,619

	附註	歸屬於本公司股東										少數股東權益	總權益
		已發行股本	股份溢價賬	資本儲備	物業重估儲備	投資重估儲備	匯兌波動儲備	中國儲備金	保留溢利	建議派發末期股息	總額	少數股東權益	總權益
		千港元	千港元	千港元 (附註36 (a)(iii))	千港元	千港元	千港元	千港元 (附註36 (a)(ii))	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日		62,250	4,839,497	(210,685)	-	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
匯兌調整		-	-	-	-	-	141,984	-	-	-	141,984	72,145	214,129
轉撥住投資物業時樓宇重估之公平值收益	14	-	-	-	12,332	-	-	-	-	-	12,332	380	12,712
少數股東權益視作資本出資之收益		-	-	33,589	-	-	-	-	-	-	33,589	(33,589)	-
權益中直接確認之年內收入及支出總額		-	-	*33,589*	*12,332*	-	*141,984*	-	-	-	*187,905*	*38,936*	*226,841*
本年度溢利		-	-	-	-	-	-	-	570,422	-	570,422	144,387	714,809
年內確認收入及支出總額		-	-	*33,589*	*12,332*	-	*141,984*	-	*570,422*	-	*758,327*	*183,323*	*941,650*
少數股東權益之資本出資		-	-	-	-	-	-	-	-	-	-	69,996	69,996
少數股東之免息貸款視作資本出資		-	-	-	-	-	-	-	-	-	-	82,767	82,767
收購附屬公司權益		-	-	-	-	-	-	-	-	-	-	457,884	457,884
收購少數股東權益		-	-	-	-	-	-	-	-	-	-	(2,490)	(2,490)
出售附屬公司權益		-	-	(136,328)	-	-	(4,932)	(21,458)	157,786	-	(4,932)	(361,386)	(366,318)
視作出售一間附屬公司權益		-	-	15,980	-	-	-	(1,667)	(14,313)	-	-	(14,498)	(14,498)
出售共同控制公司權益		-	-	(2,277)	-	-	(5,434)	(6,579)	9,488	-	(4,802)	-	(4,802)
出售一間附屬公司權益時解除之商譽	17	-	-	79,457	-	-	-	-	(79,457)	-	-	-	-
出售一間共同控制公司權益時解除之商譽	20(a)	-	-	118,431	-	-	-	-	(118,431)	-	-	-	-
宣派二零零四年末期股息		-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零五年中期股息	12	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
建議派發二零零五年末期股息	12	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
派付少數股東之股息		-	-	-	-	-	-	-	-	-	-	(71,643)	(71,643)
轉撥往儲備		-	-	17,099	-	-	(20)	121,360	(138,439)	-	-	-	-
於二零零五年十二月三十一日		62,250	4,839,497*	(84,734)*	12,332*	-*	163,885*	712,257*	2,612,954*	124,500	8,442,941	4,064,052	12,506,993

* 此等儲備包括綜合資產負債表中之綜合儲備8,256,191,000港元(二零零四年:7,694,348,000港元)。

綜合股東權益變動表

截至二零零五年十二月三十一日止年度

	附註	已發行股本 千港元	股份溢價賬 千港元	資本儲備 千港元 (附註36 (a)(iii))	物業重估儲備 千港元	投資重估儲備 千港元	匯兌波動儲備 千港元	中國儲備金 千港元 (附註36 (a)(ii))	保留溢利 千港元	建議派發末期股息 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
		歸屬於本公司股東											
於二零零四年一月一日		62,250	4,839,497	(351,281)	24,837	-	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
匯兌調整		-	-	-	-	-	382	-	-	-	382	269	651
可供出售之財務資產之公平值調整		-	-	-	-	(44,300)	-	-	-	-	(44,300)	-	(44,300)
於年內利潤表確認之可供出售財務資產之減值		-	-	-	-	44,300	-	-	-	-	44,300	-	44,300
權益中直接確認之年內收入及支出總額		-	-	-	-	-	*382*	-	-	-	*382*	*269*	*651*
本年度溢利		-	-	-	-	-	-	-	503,188	-	503,188	161,572	664,760
年內確認收入及支出總額		-	-	-	-	-	*382*	-	*503,188*	-	*503,570*	*161,841*	*665,411*
少數股東權益之資本出資		-	-	-	-	-	-	-	-	-	-	152,890	152,890
收購附屬公司權益		-	-	-	-	-	-	-	-	-	-	69,389	69,389
收購少數股東權益		-	-	-	-	-	-	-	-	-	-	(52,650)	(52,650)
出售附屬公司權益		-	-	-	-	-	(3)	-	3	-	-	(43,148)	(43,148)
視作出售一間附屬公司權益		-	-	24,654	-	-	-	(2,644)	(22,010)	-	-	(20,715)	(20,715)
出售共同控制公司權益		-	-	-	(24,837)	-	(709)	(1,644)	27,190	-	-	-	-
視作出售一間共同控制公司權益		-	-	-	-	-	-	(65)	65	-	-	-	-
出售一間聯營公司權益		-	-	-	-	-	(2,349)	(66,059)	68,408	-	-	-	-
視作出售一間聯營公司權益		-	-	(1,219)	-	-	-	(218)	1,437	-	-	-	-
出售一間共同控制公司權益時解除之商譽	20(a)	-	-	40,757	-	-	-	-	(40,757)	-	-	-	-
出售一間聯營公司權益時解除之商譽	21(a)	-	-	74,167	-	-	-	-	(74,167)	-	-	-	-
宣派二零零三年末期股息		-	-	-	-	-	-	-	-	(112,050)	(112,050)	-	(112,050)
二零零四年中期股息	12	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
建議派發二零零四年末期股息	12	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
派付少數股東之股息		-	-	-	-	-	-	-	-	-	-	(94,773)	(94,773)
轉撥往儲備		-	-	2,237	-	-	-	87,798	(90,035)	-	-	-	-
於二零零四年十二月三十一日		62,250	4,839,497*	(210,685)*	-*	-*	32,287*	620,601*	2,412,648*	124,500	7,881,098	3,720,099	11,601,197

	附註	二零零五年 千港元	二零零四年 千港元
權益及負債			
本公司股東應佔權益：			
已發行股本	*34*	62,250	62,250
儲備	*36(a)(i)*	8,256,191	7,694,348
建議派發末期股息	*12*	124,500	124,500
		8,442,941	7,881,098
少數股東權益		4,064,052	3,720,099
總權益		12,506,993	11,601,197
非流動負債：			
銀行及其他借貸	*37*	373,311	1,705,134
可換股債券	*38*	548,785	587,424
其他長期負債	*39*	32,682	8,466
遞延税項負債	*40*	168,527	163,735
總非流動負債		1,123,305	2,464,759
流動負債：			
應付貿易賬項及應付票據	*41*	1,165,555	765,782
應付合約客戶款項	*27*	48,580	51,770
其他應付款項及應計負債	*42*	1,839,417	1,544,281
應繳税項	*43*	395,132	368,369
銀行及其他借貸	*37*	2,505,132	2,099,637
		5,953,816	4,829,839
列為與一出售集團之資產及持作出售之非流動資產直接關聯之負債	*33*	46,154	493,795
總流動負債		5,999,970	5,323,634
總負債		7,123,275	7,788,393
總權益及負債		19,630,268	19,389,590

綜合資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產：			
物業、廠房及設備	14	8,037,017	6,338,571
投資物業	15	446,820	342,722
預付土地租金	16	377,320	430,193
商譽	17	275,777	330,198
其他無形資產	18	1,517,866	1,560,413
共同控制公司權益	20	182,918	556,678
聯營公司權益	21	248,849	590,869
發展中物業	24	–	132,032
應收貿易賬項及應收票據	28	33,202	69,310
其他應收款項	29	313,782	176,881
已抵押銀行結餘	22	34,684	8,743
可供出售之財務資產	23	510,037	285,056
遞延税項資產	40	67,772	62,747
總非流動資產		12,046,044	10,884,413
流動資產：			
預付土地租金	16	12,684	8,176
發展中物業	24	322,301	–
持作出售之物業	25	39,406	62,990
存貨	26	1,574,923	1,239,969
應收合約客戶款項	27	25,238	16,915
應收貿易賬項及應收票據	28	928,709	790,034
其他應收款項	29	1,055,066	825,359
公平值變動於損益反映之財務資產	31	45,551	50,202
可收回税項		37,415	20,167
已抵押銀行結餘	22	15,557	45,168
現金及現金等價物	32	3,508,055	4,141,464
		7,564,905	7,200,444
一出售集團之資產及列為持作出售之非流動資產	33	19,319	1,304,733
總流動資產		7,584,224	8,505,177
總資產		19,630,268	19,389,590

	附註	二零零五年 千港元	二零零四年 千港元
稅項	9		
持續經營業務		(175,086)	(233,156)
已終止經營之業務	10(a)	–	3,687
		(175,086)	(229,469)
年內溢利／(虧損)			
持續經營業務		634,822	785,606
已終止經營之業務	10(a)	79,987	(120,846)
		714,809	664,760
應佔溢利：			
本公司股東：			
持續經營業務		490,435	571,892
已終止經營之業務		79,987	(68,704)
	11	570,422	503,188
少數股東權益		144,387	161,572
		714,809	664,760
股息	12		
中期股息		62,250	62,250
建議派發末期股息		124,500	124,500
		186,750	186,750
本公司股東應佔每股盈利	13		
基本年內溢利		0.92港元	0.81港元
基本持續經營業務溢利		0.79港元	0.92港元
攤薄年內溢利		0.90港元	0.79港元
攤薄持續經營業務溢利		0.78港元	0.90港元

2. 經審核財務報表

以下為本集團截至二零零五年十二月三十一日止年度之經審核綜合利潤表、綜合股東權益變動表及綜合現金流量表，以及本公司於二零零五年十二月三十一日之綜合資產負債表及資產負債表，連同本集團之財務報表附註，有關資料均摘錄自本公司二零零五年年報第38至第186頁（並無附帶任何保留意見）。

「**綜合利潤表**

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4		
持續經營業務		11,000,613	8,779,956
已終止經營之業務	10(a)	–	885,684
		11,000,613	9,665,640
銷售成本		(8,025,369)	(7,005,934)
毛利		2,975,244	2,659,706
利息收入	4	73,165	44,751
其他收入及收益淨額	4	447,642	362,779
銷售及分銷成本		(1,166,479)	(835,106)
行政費用		(1,037,236)	(1,095,343)
其他經營費用淨額		(254,757)	(225,923)
投資物業之公平值收益淨額		13,635	13,785
經營業務溢利	5	1,051,214	924,649
財務費用	6	(156,220)	(138,048)
佔下列公司盈虧：			
共同控制公司	20(c)	(26,892)	56,453
聯營公司	21(c)	21,793	51,175
稅前溢利／（虧損）			
持續經營業務		809,908	1,018,762
已終止經營之業務	10(a)	79,987	(124,533)
		889,895	894,229

1. 財務摘要

以下為本集團截至二零零五年十二月三十一日止三個年度各年之已公佈經審核綜合業績，以及本集團於二零零三年、二零零四年及二零零五年十二月三十一日之經審核綜合資產及負債概要：

綜合業績

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
營業額	7,970,147	9,665,640	11,000,613
除税前溢利	817,058	894,229	889,895
税項	(189,361)	(229,469)	(175,086)
年內溢利	627,697	664,760	714,809
下列應佔：			
本公司股東	450,045	503,188	570,422
少數股東權益	177,652	161,572	144,387
	627,697	664,760	714,809

綜合資產及負債

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
總資產	18,105,664	19,389,590	19,630,268
總負債	(7,014,118)	(7,788,393)	(7,123,275)
資產淨值	11,091,546	11,601,197	12,506,993
按下列呈示：			
本公司股東應佔權益	7,546,138	7,881,098	8,442,941
少數股東權益	3,545,408	3,720,099	4,064,052
總權益	11,091,546	11,601,197	12,506,993

推薦建議

董事會認為，王府井協議及補充協議之條款（包括但不限於據此應付之代價以及該等代價之結算方式）乃按照一般商業條款而訂立，就本公司及股東整體而言屬公平合理，且符合本公司及股東之整體利益。因此，董事會推薦股東投票贊成將於股東特別大會提呈之普通決議案。

其他資料

此外，亦請 閣下留意本通函附錄所載之其他資料。

此 致

列位股東 台照

承董事會命
主席
衣錫群
謹啟

二零零六年六月九日

股東特別大會

本公司謹訂於二零零六年六月二十九日(星期四)下午二時三十分,假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會,以考慮及酌情批准交易事項,召開大會之通告載於本通函第231至第233頁。

隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會,務請將隨附之代表委任表格按其印備之指示填妥及盡快交回本公司之股份過戶登記處登捷時有限公司,地址為香港皇后大道東28號金鐘匯中心26樓,惟無論如何不得遲於該股東特別大會舉行時間48小時前交回。填妥及交回代表委任表格後,　閣下仍可按本身意願親身出席股東特別大會(或其任何續會),並於會上投票。

於股東特別大會要求以投票方式表決之程序

根據本公司組織章程細則第75條,於股東大會上提呈投票通過之決議案須以舉手方式表決,惟於公佈舉手結果之前或之際或其他進行表決之要求已被撤銷,下列人士則可要求以投票方式表決:—

(a) 大會主席;或

(b) 不少於三名親身出席之股東(或如股東為公司,則為其正式法定代表)或當時有權在會上投票之代表;或

(c) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東(或如股東為公司,則為其正式法定代表)或代表;或

(d) 持有獲授予權利可於大會上投票之本公司股份之一名或多名親身出席之股東(或如股東為公司,則為其正式法定代表)或代表,而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。

根據上市規則第13.39(4)條之規定,本公司將促使股東特別大會主席於股東特別大會上就批准交易事項之普通決議案要求以投票方式表決。

交易事項對本公司盈利、資產及負債之影響

根據本公司二零零五年業績，王府井零售業務應佔收益約為4,600,000,000港元。按香港公認會計準則，王府井截至二零零五年十二月三十一日止年度之除税後溢利則約為31,300,000港元。此外，出售王府井將導致本集團之總資產及總負債分別減少約2,210,000,000港元及1,570,000,000港元；而本集團少數股東權益將減少約813,000,000港元。

交易事項之所得款項總額約為人民幣1,000,000,000元（相等於約970,873,786港元），將分三期以現金支付。誠如上文所述，本公司擬將該筆所得款項用作本公司之一般營運資金。本公司現階段並無確認動用該筆所得款項作特定投資。

上市規則之影響

於交易事項完成後，北控商業公司將擁有王府井約50.13%股權。此外，於交易事項完成後，王府井將不再為本公司間接擁有之附屬公司。

參照本公司於二零零五年一月八日刊發之公佈，作為北京市政府資產重組計劃及集中管理國有資產計劃之一部分，於股份劃轉完成後，北控集團將成為本公司之新最終控股公司。然而，就董事所知，股份劃轉於最後實際可行日期尚未完成，因此，北控集團及北控商業公司均非本公司之關連人士（定義見上市規則）。

由於上市規則第14.07條所載之適用百分比率超過25%但少於75%，就上市規則第14章而言，訂立王府井協議及其後之補充協議構成本公司之主要交易，並因此須待股東於股東特別大會上批准後方可作實。北企投資及其聯繫人將於股東特別大會上放棄就批准交易事項投票。

於交易事項前後，本集團之持股架構簡述如下：－

交易事項前


北京市政府
100%
京泰集團
72.72%
北企投資
52.05%
本公司
100%
100%
京聯發
北控管理公司
49.52%
0.61%
王府井

交易事項後


北京市政府
100%
100%
京泰集團
北控集團
72.72%
100%
北企投資
北控商業公司
52.05%
50.13%
本公司
王府井
100%
100%
京聯發
北控管理公司

	於十二月三十一日			
	二零零四年		二零零五年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*
資產淨值	1,579,108	1,533,115	1,588,574	1,542,305

完成出售王府井估計將為本公司帶來約110,000,000港元特殊收益。

於最後實際可行日期，本集團與王府井並無任何公司之間之貸款、墊款或任何其他財務安排。

進行交易事項之理由

本集團主要從事四項業務：基建及公用事業、消費品、零售服務及科技。

誠如本公司二零零四年年報所述，董事計劃調整本公司之投資策略，以著重發展其基建及公用事業之業務。於二零零五年，本集團一直致力於精簡其業務架構，已經形成以基建及公用事業為主，輔以名牌消費品概念之產業結構。完成交易事項後，本集團將不再從事現時由王府井經營之中國零售業務。董事認為，出售王府井對於精簡資產組合、重整與其整體發展策略不一致之資產將有積極作用。

交易事項之所得款項總額約為人民幣1,000,000,000元（相等於約970,873,786港元）。該筆所得款項將用作本公司之一般營運資金。本公司現階段並無確認動用該筆所得款項作特定投資。

董事會認為，王府井協議之條款及補充協議（包括但不限於根據該協議應付之代價及代價支付之方式）乃按一般商業條款訂立，屬公平合理，且符合股東之整體利益。

有關北控集團之資料

北控集團為於中國成立之公司，並為北京市政府間接擁有之公司。北控集團之主要業務為投資控股。

有關北控商業公司之資料

北控商業公司為北控集團之間接全資附屬公司，於二零零六年五月二十四日在中國成立，其主要業務為投資控股。

就董事所知悉，北控集團成立北控商業公司旨在精簡北控集團商業資產之持有架構，從而達致提升該等資產管理效能之最終目的。

有關王府井之資料

王府井為於中國註冊成立之有限公司，其股份於上海證券交易所A股市場上市。王府井之註冊資本為人民幣392,973,026元（相等於約381,527,210港元），其49.52%權益由京聯發擁有，而0.61%權益由北控管理公司擁有。王府井股份（京聯發及北控管理公司擁有者除外）由公眾人士持有。由於京聯發為本公司實益擁有之附屬公司，而北控管理公司為本公司之全資附屬公司，因此本公司實益擁有王府井之50.13%股權。

王府井主要在中國經營百貨公司零售業務。目前，王府井於廣州、武漢及成都等多個中國城市合共經營14間中型或大型百貨公司。此外，王府井亦參與房地產、證券、進出口貿易及加工等其他不同業務範疇。

王府井截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度按中國公認會計原則編製之經審核綜合財務資料載列如下：－

	截至十二月三十一日止年度			
	二零零四年		二零零五年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*
營業額	4,119,228	3,999,251	5,008,928	4,863,037
除税及未計少數股東權益前溢利	76,430	74,204	84,543	82,081
溢利淨額	13,384	12,995	26,948	26,163

(ii) 人民幣300,000,000元（相等於約291,262,136港元，即代價之30%）須最遲於二零零七年十二月三十一日支付予本公司；及

(iii) 人民幣400,000,000元（相等於約388,349,514港元，即代價之40%）須最遲於二零零八年十二月三十一日支付予本公司。

先決條件

王府井協議須待下列條件達成後方告完成：－

(i) 已取得訂約各方訂立及履行王府井協議所需之各有關中國政府或監管機關之全部同意、批准、豁免、授權及清關（如有）；及

(ii) 股東於股東特別大會上批准王府井協議。

王府井協議並無載有可豁免上述任何條件之條文。倘於有關先決條件未能達成之情況下未能達成任何可行之解決方法，協議訂約各方以及北控集團將終止交易事項。

完成

王府井協議將於達成上文所述各先決條件後十日完成。王府井協議完成日期可經協議訂約各方及北控集團議定而予以更改。

有關京聯發之資料

京聯發為於中國成立之公司。京聯發之主要業務為提供投資管理及顧問服務。京聯發之註冊資本為人民幣100,000,000元。

有關北控管理公司之資料

北控管理公司為於中國成立之公司。北控管理公司之主要業務為提供管理及顧問服務。北控管理公司之註冊資本為61,100,000港元。

交易事項

於二零零六年三月三十一日訂立之王府井協議及於二零零六年六月一日訂立之補充協議

訂約各方

賣方：　京聯發（本公司實益擁有之附屬公司）
　　　　北控管理公司（本公司之全資附屬公司）

買方：　北控商業公司（北控集團之間接全資附屬公司）

將予轉讓之資產

京聯發及北控管理公司分別擁有於王府井之49.52%股權及0.61%股權。

代價

代價為人民幣1,000,000,000元（相等於約970,873,786港元），亦即由京聯發及北控管理公司持有每股王府井股份約人民幣5.08元（相等於約4.93港元）合共197,015,570股股份之價值。

代價乃經王府井協議訂約各方公平蹉商，並參考按中國公認會計原則計算京聯發及北控管理公司分別應佔王府井於二零零五年九月三十日之未經審核資產淨值約人民幣1,602,021,545元（相等於約1,555,360,723港元）或每股王府井股份約人民幣4.08元（相等於約3.96港元）之49.52%股權及0.61%股權及王府井物業投資組合之估計重估盈餘及上海證券交易所有關股份轉讓之規則及規例而釐定。

付款條款

代價須分三期以現金按下列方式支付：－

(i)　人民幣300,000,000元（相等於約291,262,136港元，即代價之30%）須於符合下文所列之條件(ii)後十日內支付予本公司；

1,000,000,000元(相等於約970,873,786港元)。王府井協議項下之代價將由北控集團根據王府井協議之條款分期以現金支付予本公司。

此外,於二零零六年六月一日,本公司宣佈(其中包括)京聯發、北控管理公司、北控集團及北控商業公司(北控集團之間接全資附屬公司)訂立補充協議,據此,北控商業公司將取代北控集團成為買方,購買京聯發及北控管理公司於王府井約50.13%之全部股權。

作為王府井之新買方,北控商業公司已同意遵照王府井協議所載所有條款及條文規定,向京聯發及北控管理公司收購上述其各自擁有之49.52%及0.61%王府井股權。此外,北控商業公司將按照王府井協議,無條件接納北控集團全部義務及權利。

除上文所述者外,王府井協議之所有條款及條文均維持不變並繼續生效。

於交易事項完成後,北控商業公司將擁有王府井約50.13%股權。此外,於交易事項完成後,王府井將不再為本公司間接擁有之附屬公司。

參照本公司於二零零五年一月八日刊發之公佈,作為北京市政府資產重組計劃及集中管理國有資產計劃之一部分,於股份劃轉完成後,北控集團將成為本公司之新最終控股公司。然而,就董事所知,股份劃轉於最後實際可行日期尚未完成,因此,北控集團及北控商業公司均非本公司之關連人士(定義見上市規則)。

由於上市規則第14.07條所載之適用百分比率超過25%但少於75%,就上市規則第14章而言,訂立王府井協議及其後之補充協議構成本公司之主要交易,並因此須待股東於股東特別大會上批准後方可作實。北企投資及其聯繫人將於股東特別大會上放棄就批准交易事項投票。

本通函旨在向　閣下提供(i)關於交易事項及王府井協議及補充協議條款之進一步資料;及(ii)召開股東特別大會藉以批准交易事項之通告。



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

執行董事:
衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
郭迎明先生
劉　凱先生*(副總裁)*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*(副總裁)*

獨立非執行董事:
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處:
香港
灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者:

有關出售北京王府井百貨(集團)股份有限公司
全部間接股權之
主要交易

緒言

於二零零六年三月三十一日,本公司宣佈(其中包括)本公司兩間附屬公司京聯發及北控管理公司訂立王府井協議,據此協議,京聯發與北控管理公司已有條件同意出售其各自於王府井之全部49.52%及0.61%股權予北控集團,總代價為人民幣

「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則賦予之涵義
「補充協議」	指	京聯發、北控管理公司、北控集團及北控商業公司於二零零六年六月一日訂立之協議，為王府井協議之補充
「交易事項」	指	根據王府井協議及補充協議，京聯發及北控管理公司分別向北控商業公司出售其於王府井之全部49.52%及全部0.61%股權
「王府井」	指	北京王府井百貨（集團）股份有限公司，一家根據中國法律成立之股份有限公司，其50.13%股權目前由本公司之附屬公司擁有，其A股於上海聯交所上市及買賣
「王府井協議」	指	京聯發、北控管理公司與北控集團於二零零六年三月三十一日訂立之協議，內容關於轉讓京聯發及北控管理公司各自擁有之49.52%及0.61%王府井股權
「王府井股份」	指	王府井現有股本中之普通股
「%」	指	百分比。

除本通函另有說明外，以人民幣列示之款項乃按1.00港元兑人民幣1.03元之匯率兑換為港元，僅作説明用途。

「股東特別大會」	指	本公司將於二零零六年六月二十九日為股東召開之股東特別大會或其任何續會，以考慮並酌情通過就批准及落實交易事項而提呈之決議案
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港公認會計原則」	指	香港公認會計原則
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年六月二日，為本通函付印前就確定及核對其中所載有關資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「中國公認會計原則」	指	中國《企業會計準則》和《企業會計制度》
「人民幣」	指	人民幣，中國之法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份劃轉」	指	建議以分配方式將北京市政府於京泰集團全部已發行股本之實益權益轉讓予北控集團

於本通函中，除非文義另有指明，否則下列詞彙具有以下涵義：

「聯繫人」	指	上市規則賦予之涵義
「北控集團」	指	北京控股集團有限公司，一家於中國成立之公司，由北京市政府全資擁有
「北控管理公司」	指	北京控股投資管理有限公司，一家於中國成立之中外合營公司，為本公司之全資附屬公司
「北控商業公司」	指	北京北控商業投資有限責任公司，一家於中國成立之公司，為北控集團之間接全資附屬公司
「北企投資」	指	北京企業投資有限公司，一家於英屬處女群島註冊成立之公司
「京泰集團」	指	京泰實業（集團）有限公司(Beijing Holdings Limited)，一家於香港成立之公司，現時由北京市政府全資實益擁有
「京聯發」	指	北京市京聯發投資管理中心，一家於中國成立之公司，為本公司實益擁有之附屬公司
「董事會」	指	董事會
「本公司」	指	北京控股有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之內容或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主、承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例於香港註冊成立之有限公司）

（網站：www.behl.com.hk）

（股份代號：392）

有關出售北京王府井百貨（集團）股份有限公司全部間接股權之主要交易

董事會（定義見本通函）函件載於本通函第4至第13頁。

北京控股有限公司謹訂於二零零六年六月二十九日（星期四）下午二時三十分，假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會，有關大會通告載於本通函第231至第233頁。無論　閣下能否出席大會，務請將隨附之代表委任表格按其印備之指示填妥及盡快交回北京控股有限公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，惟無論如何不得遲於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席大會（或其任何續會），並於會上投票。

二零零六年六月九日



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

Board Changes

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces the resignation of Mr. Guo Ying Ming, and the appointments of Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive directors of the Company. The aforementioned board changes take effect on 27 June 2006.

RESIGNATION OF DIRECTOR

Mr. Guo Ying Ming resigned of his own accord as an executive director of the Company effective on 27 June 2006. Mr. Guo and the Company have confirmed that Mr. Guo has no disagreement with the Board and there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to his resignation. The Board takes this opportunity to express their appreciation for Mr. Guo's valuable contribution to the Company.

APPOINTMENTS OF DIRECTORS

Mr. Zhao Chang Shan, aged 41, a master degree holder in economics and senior engineer. Since November 2003, he has been the Vice Board Chairman and General Manager of Beijing Holdings Limited, the holding company of the Company. Mr. Zhao graduated from the Engineering Faculty of Wuhan University of Science and Technology in 1986 and from 1998 to 2000 he studied for a MBA degree programme at Guanghua School of Management, Beijing University. He has obtained extensive experience of civil work, economics and corporate management through his work with Wuhan Iron and Steel (Group) Corporation, The Ministry of Metallurgical Industry, Beijing Municipal Government as well as Xuanwu District Government in Beijing.

Mr. Lei Zhen Gang, aged 53, a PRC senior accountant, and also the Vice General Manager and Chief Financial Controller of Beijing Enterprises Group Company Limited. Mr. Lei obtained a postgraduate qualification from the Capital University of Economics and Business and has extensive experience of corporate finance and management through his work with Beijing Light Industrial Corporation as the Chief Accountant and Beijing Holdings Limited as the Vice General Manager and Chief Financial Controller.

Mr. Zhao and Mr. Lei:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) have not entered into any service contracts in relation to their directorships with the Company; have no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) do not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance;

(v) are entitled to receive by way of remuneration of their services as executive directors of the Company an annual director's fee determined by the Board with reference to prevailing market rate, which is currently fixed at HK$80,000 per person; and

(vi) do not have any other matters that need to be brought to the attention of the holders of securities of the Company and does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules.

The Board would like to extend a warm welcome to Mr. Zhao and Mr. Lei for joining the Board.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 27 June 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

CONNECTED TRANSACTIONS IN RELATION TO DISPOSAL OF 36.78% EQUITY INTEREST IN Beijing Enterprises Ever Source Limited AND ACQUISITION OF 49% EQUITY INTEREST IN Beijing Ever Source Hot Pumps Co., Ltd*

The Company announces that on 28 June 2006 BJ Treasury entered into an agreement with JNR, pursuant to which BJ Treasury has conditionally agreed to sell to JNR a 36.78% equity interest in BEES at an aggregate consideration of HK$99,291,942 to be settled in cash (the "Disposal Agreement").

The Company also announces that on 28 June 2006 BEEST entered into an agreement with China Major, pursuant to which BEEST has conditionally agreed to acquire from China Major a 49% equity interest in BEHP at a consideration of RMB15,000,000 (equivalent to approximately HK$14,423,000) to be settled in cash (the "Acquisition Agreement").

Upon completion of the Disposal Transaction and Acquisition Transaction, the Group will have 51% indirect equity interest in BEES and 49.35% indirect equity interest in BEHP respectively.

As JNR and China Major are substantial shareholders of BEES and BEHP respectively, JNR and China Major are connected persons of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules are more than 0.1% but less than 2.5%, the entering into of the Disposal Agreement and the Acquisition Agreement constitutes connected transactions for the Company under Rule 14A.16(2) and are subject to the reporting and announcement requirements.

THE DISPOSAL AGREEMENT

Vendor : BJ Treasury

Purchaser : JNR

Terms of the Disposal Agreement

Pursuant to the Disposal Agreement, BJ Treasury has agreed to sell 36.78% equity interest in BEES at an aggregate consideration of HK$99,291,942 to be settled in cash by six installments in the manner set out below:

(i) HK$20,000,000 shall be paid within 30 days upon signing of the Disposal Agreement;

(ii) HK$15,858,388 shall be paid no later than 30 December 2006;

(iii) HK$15,858,388 shall be paid no later than 30 June 2007;

(iv) HK$15,858,388 shall be paid no later than 30 December 2007;

(v) HK$15,858,388 shall be paid no later than 30 June 2008; and

(vi) HK$15,858,390 shall be paid no later than 30 December 2008.

The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to BJ Treasury's attributable 36.78% equity interest in the unaudited net asset value of BEES as at 31 December 2005.

Upon completion of the Disposal Agreement, BJ Treasury shall has a lien on the 49% equity interest in BEES held by JNR to secure the installment payment of the consideration.

Condition Precedents

Completion of the Disposal Agreement is conditional upon obtaining relevant governmental approvals relating to the transfer of the 36.78% equity interest in BEES.

Completion

Completion is to take place on the day after the condition precedents have been satisfied.

BEES

BEES is a limited company incorporated in the British Virgin Islands on 15 November 2001. Its principle business activity is investment holding. The principal business activity of the group of BEES is production, sale and installation of heat pumps and geothermal energy systems. As at the date of this announcement, BEES' sole asset is 100% equity interest in BEEST. BEEST is holding 93.64% equity interest in BEESE and BEESE is holding 51% equity interest in BEHP.

	Year ended 31 December			
	2004 (audited)		**2005 (unaudited)**	
	RMB'000	*HK$'000*	***RMB'000***	***HK$'000***
Net turnover	243,170	233,817	**88,603**	**85,195**
Profit/(loss) before taxation and minority interest	57,834	55,610	**(56,560)**	**(54,385)**
Profit/(loss) after taxation and minority interest	49,152	47,262	**(45,462)**	**(43,714)**
Net profit/(loss) attributable to shareholders	49,152	47,262	**(45,462)**	**(43,714)**

The unaudited net asset value of BEES as at 31 December 2005 was RMB98,168,000 (equivalent to approximately HK$94,393,000). The Company will render a gain of approximately HK$40,000,000 after the completion of the Disposal Transaction according to the HK GAAP. The net aggregate proceeds from the Disposal Transaction of HK$99,291,942 will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilization of the proceeds.

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and BEES.

BJ Treasury and JNR hold 87.78% and 12.22% equity interest in BEES respectively. Upon completion of the Disposal Transaction, BJ Treasury and JNR will hold 51% and 49% equity interest in BEES respectively. Accordingly, BEES will remain as a subsidiary of the Group after the Disposal Transaction.

THE ACQUISITION AGREEMENT

Vendor : China Major

Purchaser : BEEST

Terms of the Acquisition Agreement

Pursuant to the Acquisition Agreement, BEEST has agreed to acquire from China Major a 49% equity interest in BEHP at a consideration of RMB15,000,000 (equivalent to approximately HK$14,423,000) to be settled in cash within 30 days upon signing of the Acquisition Agreement. The Company will finance the consideration through internal resources.

The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to China Major's attributable 49% equity interest in BEHP's unaudited net asset value of RMB23,380,000 (equivalent to approximately HK$ 22,480,000) as at 31 December 2005 according to HK GAAP.

Condition Precedents

Completion of the Acquisition Agreement is conditional upon obtaining relevant governmental approvals relating to the transfer of the 49% equity interest in BEHP.

Completion

Completion is to take place on the day after the condition precedents have been satisfied.

BEHP

BEHP is a wholly foreign-owned enterprise established in the PRC on 26 November 2002 with a paid-up capital of US$300,000 (equivalent to approximately HK$2,335,000). Its principle business activity is providing ESS with heat pumps manufactured in accordance with the designs and specifications of ESS.

The original invested amount in BEHP by China Major was US$147,000 (equivalent to approximately HK$1,144,000). The unaudited net asset value of BEHP as of 31 December 2005 is RMB23,380,000 (equivalent to approximately HK$22,480,000). The operation results of BEHP for the years 2004 and 2005 according to the HK GAAP are set out below:

	Year ended 31 December			
	2004 (audited)		**2005 (unaudited)**	
	RMB'000	*HK$'000*	***RMB'000***	***HK$'000***
Net turnover	40,159	38,615	**15,410**	**14,817**
Profit/(loss) before taxation and minority interest	16,409	15,778	**3,077**	**2,958**
Profit/(loss) after taxation and minority interest	16,409	15,778	**2,689**	**2,585**
Net profit/(loss) attributable to shareholders	16,409	15,778	**2,689**	**2,585**

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and BEHP.

BEEST is effectively holding 47.76% and China Major is directly holding 49% equity interest in BEHP respectively. BEHP is a subsidiary of the Group. Upon completion of the Acquisition Transaction, BEEST will effectively hold 96.76% equity interest in BEHP and accordingly BEHP will remain as a subsidiary of the Group.

REASONS FOR THE DISPOSAL AND ACQUISITION AGREEMENTS

The aim of the Disposal and Acquisition Transactions is to improve the Group's geothermal system business. The acquisition of interest in BEHP is believed to generate horizontal integration effect in respect of the sourcing of heat pumps by the Group. The Directors consider that the heat pump manufacturing business in the PRC has great potential for expansion and given that the Group will be a substantial customer of BEHP, they believe that the said acquisition will bring synergy to the businesses of the Company. Also, the disposal of partial interest in BEES to JNR is believed to increase motivation for Mr. Xu Shengheng, being the founder of the Group's geothermal system business, to pursue success and growth of the business. Upon the completion of the Disposal and Acquisition Agreements, business plans will be implemented to revitalize the sales volume of the Group's geothermal system business. The Directors, including the Independent Non-executive Directors, believe that the terms of the Disposal and Acquisition Agreements are fair and reasonable and in the interests of the shareholders as a whole.

The shareholding structure prior and subsequent to the transaction is set out below:–

PRIOR TO THE DISPOSAL AND ACQUISITION TRANSACTIONS


Spouse
Mr. Xu Shengheng
The Company
70%
30%
100%
100%
China Major
JNR
BJ Treasury
12.22%
87.78%
BEES
100%
49%
BEEST
93.64%
BEESE
51%
91.41%
BEHP
ESS

SUBSEQUENT TO THE DISPOSAL AND ACQUISITION TRANSACTIONS


Mr. Xu Shengheng
The Company
100%
100%
JNR
BJ Treasury
49%
51%
BEES
100%
BEEST
93.64%
BEESE
49%
51%
91.41%
BEHP
ESS

CONNECTED TRANSACTIONS

The Disposal Agreement

BEES is a limited company whose interest is held to 87.78% by BJ Treasury and 12.22% by JNR respectively. JNR is a substantial shareholder of BEES and a connected person of the Company. The Disposal Transaction hence constitutes a connected transaction for the Company. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules is more than 0.1% but less than 2.5%. The entering into of the Disposal Agreement constitutes a connected transaction for the Company for the purpose of Chapter 14A.16(2) and is subject to the reporting and announcement requirements.

The Acquisition Agreement

BEHP is a wholly foreign-owned enterprise whose interest is effectively held to 47.76% by BEEST and directly held to 49% by China Major respectively. China Major is a substantial shareholder of BEHP and a connected person of the Company. The Acquisition Transaction hence constitutes a connected transaction for the Company. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules is more than 0.1% but less than 2.5%. The entering into of the Acquisition Agreement constitutes a connected transaction for the Company for the purpose of Chapter 14A.16(2) and is subject to the reporting and announcement requirements.

DEFINITIONS

For the purposes of this announcement, capitalized terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Acquisition Agreement"	An agreement dated 28 June 2006 entered into between BEEST and China Major pursuant to which BEEST has conditionally agreed to acquire from China Major a 49% equity interest in BEHP.
"Acquisition Transaction"	Transaction as stipulated in the Acquisition Agreement dated 28 June 2006 entered into between China Major and BEEST in respect of the acquisition of 49% equity interest in BEHP by BEEST.
"BEES"	Beijing Enterprises Ever Source Limited, a company incorporated in the British Virgin Islands with limited liability and is held to 87.78% by BJ Treasury and 12.22% by JNR.
"BEESE"	Beijing Enterprises Ever Source Energy Limited, a company incorporated in the British Virgin Islands with limited liability and is directly held to 93.64% by BEEST and 6.36% by an independent third party.
"BEEST"	Beijing Enterprises Evers Source Technology Limited, a company incorporated in the Cayman Islands with limited liability and is held to 100% by BEES. Its principle business activity is investment holding.
"BEHP"	北京永源熱泵有限責任公司(Beijing Ever Source Hot Pumps Co., Ltd*), a wholly foreign-owned enterprises established in the PRC and is held to 51% by BEEST and 49% by China Major respectively.
"BJ Treasury"	Beijing Enterprises Treasury Company Limited, a company incorporated in the British Virgin Islands with limited liability and is directly held to 100% by the Company. Its principle business activity is investment holding.
"Board"	the board of Directors
"China Major"	China Major Holdings Limited, a company incorporated in Hong Kong and is held to 30% by Mr. Xu Shengheng and 70% by Mr. Xu's spouse respectively. Its principal business activity is investment holding. China Major is a substantial shareholder of BEHP and therefore a connected person under the Listing Rules.
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. The Group is currently engaged in four major sectors of business activities: infrastructure & utilities, consumer products, retail services and technology.

"Director(s)"	the director(s) of the Company
"Disposal Agreement"	An agreement dated 28 June 2006 entered into between BJ Treasury and JNR pursuant to which BJ Treasury has conditionally agreed to sell to JNR a 36.78% equity interest in BEES
"Disposal Transaction"	Transaction as stipulated in the Disposal Agreement dated 28 June 2006 entered into between BJ Treasury and JNR in respect of the disposal of 36.78% equity interest in BEES by BJ Treasury to JNR.
"ESS"	恆有源科技發展有限公司(Ever Source Scientific and Technology Development Co., Ltd.*), a sino-foreign joint venture established in the PRC and is held to 91.41% by BEESE and 8.59% by an independent third party. Its principal business activity is production and sale of geothermal energy systems.
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles
"Independent Non-executive Directors"	the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen
"JNR"	Jason New Resources Holdings Limited, a company incorporated in the Cayman Islands with limited liability and is directly held to 100% by Mr. Xu Shengheng. Its principle business activity is investment holding. JNR is a substantial shareholder of BEES and therefore a connected person under the Listing Rules.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the shareholder(s) of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars
"%"	per cent

The following exchange rates are used throughout this announcement (unless otherwise stated):

(i) HK$1.00 = RMB1.04 and (ii) US$1.00=HK$7.7825

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 28 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Liu Kai; Zheng Wan He; Guo Pu Jin; Zhou Si; E Meng; Zhao Chang Shan; Lei Zhen Gang

Independent Non-Executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

* *for identification purposes only*

Please also refer to the published version of this announcement in The Standard.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolution in relation to the Transaction pursuant to the Wangfujing Agreement and the Supplemental Agreement was duly passed by the independent Shareholders by way of poll at the EGM.

Reference is made to the circular dated 9 June 2006 (the "Circular") of Beijing Enterprises Holdings Limited (the "Company") in relation to the transaction involving the disposal of the Company's entire indirect equity interest in Beijing Wangfujing Department Store (Group) Company Limited to Beijing Beikong Commercial Investment Limited Company. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that at the Extraordinary General Meeting ("EGM") held on 29 June 2006, the ordinary resolution proposed in relation to the Transaction pursuant to the Wangfujing Agreement and the Supplemental Agreement (the "Resolution") was duly passed by the independent Shareholders by way of poll as more than 50% of the votes were cast in favour of the Resolution. The vote-taking at the EGM was scrutinised by the Company's share registrar, Tengis Limited.

The poll results taken at the EGM were as follows:

1	The total number of issued Shares as at the EGM	622,500,000
2	The total number of Shares entitling the independent Shareholders to attend and vote for or against the Resolution at the EGM *(note)*	298,500,000
3	The total number of Shares entitling the holders to attend and vote only against the Resolution	0
4	The number of Shares represented by the votes cast in favour of the Resolution	110,143,315
5	The percentage of the votes cast in favour of the Resolution relative to the total number of votes cast at the EGM	83.39%
6	The number of Shares represented by the votes cast against the Resolution	21,938,000
7	The percentage of the votes cast against the Resolution relative to the total number of votes cast at the EGM	16.61%

Note:

As at the date of the EGM, Beijing Enterprises Investments Limited and its associates, being the substantial shareholders of the Company, were interested in 324,000,000 Shares. The total number of Shares entitling the independent Shareholders to attend and vote for or against the Resolution at the EGM was 298,500,000. Beijing Enterprises Investments Limited and its associates abstained from voting on the Resolution at the EGM.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 29 June 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

OVERSEAS REGULATORY ANNOUNCEMENT

PROPOSED SHARE REFORM PLAN OF AN INDIRECT NON-WHOLLY OWNED SUBSIDIARY –

BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

This announcement is made in accordance with Rule 13.09(2) of the Listing Rules.

The Board announces that Wangfujing, an existing indirect non-wholly owned subsidiary of the Company, the domestic A shares of which are listed on the SSE, has suspended its A shares trading on the SSE as at the date of this announcement pending the release of further announcement(s) containing details of the share reform plan.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") wishes to announce that pursuant to the relevant rules and regulations issued by the authorities of the People's Republic of China (the "PRC"), including "Certain Opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見), and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), Beijing Wangfujing Department Store (Group) Company Limited ("Wangfujing"), an existing indirect non-wholly owned subsidiary of the Company established under the laws of the PRC, the

domestic A shares of which are listed on the Shanghai Stock Exchange (the "SSE"), has suspended its A shares trading on the SSE as at the date of this announcement pending the release of further announcement(s) containing details of the share reform. Wangfujing will disclose details of the share reform plan on or before 6 July 2006.

With reference to the announcement of the Company dated 29 June 2006 regarding the disposal of the Company's entire indirect equity interest in Wangfujing (the "Transaction"), the Transaction was passed by the independent shareholders of the Company by way of poll at the extraordinary meeting of the Company held on 29 June 2006 (the "EGM"). However, the Transaction has not yet been completed as at the date of this announcement. Accordingly, Wangfujing remains as a subsidiary of the Company and the Company will comply with the disclosure requirement under the Listing Rules in relation to further development of the share reform and details of the share reform plan of Wangfujing.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 30 June 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive directors.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PROPOSED SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

The Board announces that pursuant to the relevant rules and regulations issued by the authorities of the PRC, a share reform plan on Wangfujing has been initiated by the Non-tradable Shares Shareholder. Wangfujing is a joint stock company established under the laws of the PRC, the domestic A shares of which are listed on the SSE. As at the date of this announcement, both the Wangfujing Agreement and the Supplemental Agreement regarding the disposal of Wangfujing by BJLF and BEHIM (both being wholly-owned subsidiaries of the Company) to Beikong Commercial have not yet been completed. Accordingly, Wangfujing is still owned by BJLF and BEHIM respectively, and is therefore considered as an indirectly-owned subsidiary of the Company. However, Shareholders should note that Wangfujing will cease to be the Company's subsidiary after the Completion.

Pursuant to the Share Reform Plan, the Non-tradable Shares Shareholder proposed to offer 2 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each such shareholder as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares. If the Share Reform Plan is fully implemented, the total number of issued shares of Wangfujing will remain unchanged while its total issued share capital will comprise 100% of Tradable Shares.

The Share Reform Plan also includes, among other things, a non-disposal undertaking by Beikong Commercial in respect of its Tradable Shares which will be converted from the Non-tradable Shares; and an undertaking by BJLF to assume its obligations pursuant to the Share Reform Plan should the Completion falls behind the implementation of the Share Reform Plan. In addition, the Share Reform Plan will have no overall financial effect on the Company.

The Share Reform Plan was prepared by the board of directors of Wangfujing under the authorisation of the Non-tradable Shares Shareholder. Wangfujing may or may not proceed with the Share Reform Plan. The terms as set out in this announcement are subject to changes and finalisation after discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders and they do not constitute an offer and are not legally binding. In the event that the Share Reform Plan has been finalised or there is any material change or progress on the Share Reform Plan, the Company will issue an announcement to inform the Shareholders and the public. If the Share Reform Plan proceeds, it may constitute a notifiable transaction of the Company. The Company will comply with the notification, disclosure and shareholders' approval requirements, as applicable, in accordance with the Listing Rules.

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

Pursuant to the relevant rules and regulations issued by the authorities of the PRC, including "Certain Opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見), and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), the Board announces that a share reform plan on Wangfujing has been initiated by the Non-tradable Shares Shareholder.

THE SHAREHOLDING STRUCTURE OF WANGFUJING PRIOR TO THE SHARE REFORM PLAN

On 31 March 2006, BJLF and BEHIM (both being wholly-owned subsidiaries of the Company) entered into the Wangfujing Agreement with BE Group in respect of the disposal of their respective 49.52% and 0.61% equity interests in Wangfujing. Subsequently, the Supplemental Agreement was entered into among BJLF, BEHIM, BE Group and Beikong Commercial on 1 June 2006. Pursuant to the Supplemental Agreement, Beikong Commercial will replace BE Group to be the purchaser of Wangfujing. Beikong Commercial also agreed to acquire from BJLF and BEHIM their total equity interests in Wangfujing of approximately 50.13% under all terms and provisions as stipulated in the Wangfujing Agreement. In addition, Beikong Commercial will unconditionally take up all obligations and rights of BE Group

pursuant to the Wangfujing Agreement. As at the date of this announcement, both the Wangfujing Agreement and the Supplemental Agreement have not yet been completed. Accordingly, Wangfujing is still owned as to approximately 49.52% and 0.61% by BJLF and BEHIM respectively, and is therefore considered as a 50.13% indirectly-owned subsidiary of the Company. However, Shareholders should note that Wangfujing will cease to be the Company's subsidiary after the Completion.

The table below tabulates the shareholding structure of Wangfujing prior to the implementation of the Share Reform Plan before and after the Completion:–

Name of shareholders	**Before the Completion**		**After the Completion**	
	Number of shares held	**%**	**Number of shares held**	**%**
Non-tradable Shares				
BJLF	194,594,400	49.52		
Beikong Commercial			194,594,400	49.52
Sub-total	194,594,400	49.52	194,594,400	49.52
Tradable Shares				
BEHIM	2,421,170	0.62		
Beikong Commercial			2,421,170	0.62
Public shareholders	195,957,456	49.87	195,957,456	49.87
Sub-total	198,378,626	50.48	198,378,626	50.48
Total number of shares	392,973,026	100	392,973,026	100

THE SHARE REFORM PLAN

Terms of the Share Reform Plan

Pursuant to the Share Reform Plan, the Non-tradable Shares Shareholder proposed to offer 2 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each such shareholder as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares.

Conditions of the Share Reform Plan

The Share Reform Plan is subject to, among others:–

(i) approval by the shareholders of Wangfujing and the Tradable Shares Shareholders respectively holding two-thirds of the total voting rights represented at the shareholders' meeting of Wangfujing which will be held for the purpose of approving the Share Reform Plan; and

(ii) approval by the State-owned Assets Supervision and Administration Commission of the State Council has been obtained.

If any such approvals cannot be obtained, the Share Reform Plan will not be implemented.

Undertakings

In connection with the Share Reform Plan, Beikong Commercial, being largest shareholder of Wangfujing after the Completion, undertakes that:–

(i) it will comply with the relevant laws, regulations and rules of the PRC, and perform its obligations under the undertaking as listed below; and

(ii) the Tradable Shares, which are originally converted from the Non-tradable Shares, held by them will be subject to lock-up for a period of 12 months from the date of the full implementation of the Share Reform Plan (the "First Lock-up Period"). Within 24 months after the expiration of the First Lock-up Period, it will not dispose such Tradable Shares on the SSE.

In addition, in connection with the Share Reform Plan, BJIF, being the largest shareholder of Wangfujing as at the date of this announcement, also undertakes that it will assume its obligations pursuant to the Share Reform Plan should the Completion falls behind the implementation of the Share Reform Plan.

Effect of the Share Reform Plan on the shareholding structure of Wangfujing

As at the date of this announcement, Wangfujing has an aggregate of 392,973,026 shares in issue, of which 194,594,400 shares are Non-tradable Shares and 198,378,626 shares are Tradable Shares. Based on such shareholding structure and the terms of the Share Reform Plan as aforementioned, if the Share Reform Plan is fully implemented, a total of 39,675,725 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholder to the Tradable Shares Shareholders. In addition, the total number of issued shares of Wangfujing will remain unchanged while its total issued share capital will comprise 100% of Tradable Shares.

The following are the anticipated changes in the shareholding structure of Wangfujing upon the implementation of the Share Reform Plan before and after the Completion:–

Name of shareholders	Before the Completion Number of shares held	%	After the Completion Number of shares held	%
Tradable Shares				
BJLF	154,918,675	39.42		
BEHIM	2,905,404	0.74		
Beikong Commercial			157,824,079	40.16
Public shareholders	235,148,947	59.84	235,148,947	59.84
Total number of shares	392,973,026	100	392,973,026	100

Upon the implementation of the Share Reform Plan and before the Completion, the Company's total indirect equity interest in Wangfujing, through its 100% shareholding in BJLF and BEHIM respectively, will be reduced from approximately 50.13% to approximately 40.16%.

Financial effect of the Share Reform Plan on the Company

In the event that the Completion takes place before the implementation of the Share Reform Plan, the Share Reform Plan will have no financial effect on the Company. Otherwise, the Company will render an estimated exceptional loss of approximately RMB160 million (equivalent to approximately HK$155 million) based on the audited net asset value of Wangfujing as at 31 December 2005. Nevertheless, pursuant to the Supplemental Agreement, such loss from the Share Reform Plan will be totally borne by Beikong Commercial upon the Completion. Therefore, the Share Reform Plan will have no overall financial effect on the Company.

INFORMATION ON WANGFUJING

Wangfujing is a joint stock company established under the laws of the PRC, the domestic A shares of which are listed on the SSE. Wangfujing is principally engaged in the retail business of department stores in the PRC. Currently, Wangfujing operates altogether 14 medium to large-scaled department stores in various cities in the PRC, such as Guangzhou, Wuhan and Chengdu. Furthermore, Wangfujing is also involved in different other business areas such as real estate, securities, import and export trade and processing.

GENERAL

The Share Reform Plan was prepared by the board of directors of Wangfujing under the authorisation of the Non-tradable Shares Shareholder. Wangfujing may or may not proceed with the Share Reform Plan. The terms as set out in this announcement are subject to changes and finalisation after discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders and they do not constitute an offer and are not legally binding. In the event that the Share Reform Plan has been finalised or there is any material change or progress of the Share Reform Plan, the Company will issue an announcement to inform the Shareholders and the public. If the Share Reform Plan proceeds, it may constitute a notifiable transaction of the Company. The Company will comply with the notification, disclosure and shareholders' approval requirements, as applicable, in accordance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:–

"BE Group"	Beijing Enterprises Group Company Limited (北京控股集團有限公司), a company established in the PRC, which is wholly owned by the Beijing Municipal Government
"BEHIM"	Beijing Enterprises Holdings Investment Management Company Limited (北京控股投資管理有限公司), a sino joint venture company established in the PRC, which is a wholly-owned subsidiary of the Company
"Beikong Commercial"	Beijing Beikong Commercial Investment Limited Company* (北京北控商業投資有限責任公司), a company established in the PRC, which is an indirect wholly-owned subsidiary of BE Group
"BJLF"	Beijing Jing Lian Fa Investment Management Centre* (北京市京聯發投資管理中心), a company established in the PRC, which is a beneficially-owned subsidiary of the Company
"Board"	the board of Directors

"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	the completion of the Wangfujing Agreement and the Supplemental Agreement
"Director(s)"	the director(s) of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-tradable Share(s)"	the share(s) of Wangfujing which cannot be traded on the SSE
"Non-tradable Shares Shareholder"	the holder of the Non-tradable Share(s), being BJLF and Beikong Commercial respectively before and after the Completion
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the shareholder(s) of the Company
"Share Reform Plan"	the share reform plan pursuant to which the Non-tradable Shares are converted into Tradable Shares
"SSE"	the Shanghai Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	an agreement dated 1 June 2006 entered into among BJLF, BEHIM, BE Group and Beikong Commercial which is supplemental to the Wangfujing Agreement

"Tradable Share(s)"	the share(s) of Wangfujing which are tradable on the SSE
"Tradable Shares Shareholder(s)"	the holder(s) of the Tradable Share(s)
"Wangfujing"	Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司), a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company, the listed A shares of which are traded on the SSE
"Wangfujing Agreement"	an agreement dated 31 March 2006 entered into among BJLF, BEHIM and BE Group in respect of the transfer of BJLF and BEHIM's respective 49.52% and 0.61% equity interests in Wangfujing
"%"	per cent.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 6 July 2006

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.03

* *For identification purpose only*

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION
SHARE REFORM PLAN OF A SUBSIDIARY –
BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

Reference is made to the announcement of the Company dated 6 July 2006.

The Board announces that as publicised in the announcements of Wangfujing on the SSE dated 12 July 2006, following the discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, the Share Reform Plan has been revised.

Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholder proposed to pay to the Tradable Shares Shareholders on the basis of RMB30 in cash for every 10 Tradable Shares held by each such shareholder as recorded on the register of members of Wangfujing on the Share Registration Date as a condition for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares. As at the date of this announcement, Wangfujing has a total of 198,378,626 Tradable Shares in issue. Accordingly, based on the aforementioned ratio of payment and the said number of Tradable Shares in issue, a total of approximately RMB595 million (equivalent to approximately HK$578 million) will be paid to the Tradable Shares Shareholders in cash. Pursuant to the Revised Share Reform Plan and the Supplemental Agreement, the Consideration will be borne by Beikong Commercial in the event that the Completion happens before the implementation of the Revised Share Reform Plan. Whereas in the reverse situation, BJLF has undertaken that it will take up the obligation for payment of the Consideration, and BE Group (of which Beikong Commercial is an indirect wholly-owned subsidiary) will undertake to pay back the Consideration to BJLF. Therefore, the Revised Share Reform Plan will have no overall financial effect on the Company.

Upon the full implementation of the Revised Share Reform Plan, the percentage and number of the shares of Wangfujing held by the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, as well as the total number of issued shares of Wangfujing will remain unchanged while its total issued share capital will comprise 100% of Tradable Shares.

As at the date of this announcement, both the Wangfujing Agreement and the Supplemental Agreement have not yet been completed. Accordingly, Wangfujing is still owned as to approximately 49.52% and 0.61% by BJLF and BEHIM (both being wholly-owned subsidiaries of the Company) respectively, and thus is considered to be a 50.13% indirectly-owned subsidiary of the Company. Upon the full implementation of the Revised Share Reform Plan and before the Completion, the Company's total indirect equity interests in Wangfujing will be the same. However, Shareholders should be aware of that Wangfujing will cease to be the Company's subsidiary after the Completion.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Revised Share Reform Plan constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this announcement and to issue a circular to the Shareholders in respect of the Revised Share Reform Plan.

A circular containing further details of the Revised Share Reform Plan will be despatched to the Shareholders in accordance with the Listing Rules.

Trading in the A shares of Wangfujing on the SSE has been suspended since 30 June 2006 and will resume on 14 July 2006.

Reference is made to the announcement of the Company dated 6 July 2006.

THE REVISED SHARE REFORM PLAN

Parties

(i) The Non-tradable Shares Shareholder, namely BJLF and Beikong Commercial before and after the Completion respectively; and

(ii) The Tradable Shares Shareholders, being BEHIM and other shareholders of Wangfujing who are independent third parties to the Company

The revised terms

As publicised in the announcements of Wangfujing on the SSE dated 12 July 2006, following the discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, the Share Reform Plan has been revised. Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholder proposed to pay to the Tradable Shares Shareholders on the basis of RMB30 in cash for every 10 Tradable Shares held by each such shareholder as recorded on the register of members of Wangfujing on the Share Registration Date as a condition for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares. As at the date of this announcement, Wangfujing has a total of 198,378,626 Tradable Shares in issue. Accordingly, based on the aforementioned ratio of payment and the said number of Tradable Shares in issue, a total of approximately RMB595 million (equivalent to approximately HK$578 million) will be paid to the Tradable Shares Shareholders in cash. Pursuant to the Revised Share Reform Plan and the Supplemental Agreement, the Consideration will be borne by Beikong Commercial in the event that the Completion happens before the implementation of the Revised Share Reform Plan. Whereas in the reverse situation, BJLF has undertaken that it will take up the obligation for payment of the Consideration, and BE Group (of which Beikong Commercial is an indirect wholly-owned subsidiary) will undertake to pay back the Consideration to BJLF. Therefore, the Revised Share Reform Plan will have no overall financial effect on the Company.

The revised terms have been proposed after arm's length negotiations between the parties to the Revised Share Reform Plan.

Conditions

The Revised Share Reform Plan is subject to, among others:–

(i) approval by the shareholders of Wangfujing and the Tradable Shares Shareholders respectively holding two-thirds of the total voting rights represented at the shareholders' meeting of Wangfujing which will be held for the purpose of approving the Revised Share Reform Plan; and

(ii) approval by the State-owned Assets Supervision and Administration Commission of the State Council has been obtained.

If any such approvals cannot be obtained, the Revised Share Reform Plan will not be implemented.

Undertakings

In connection with the Revised Share Reform Plan, Beikong Commercial, being the largest shareholder of Wangfujing after the Completion, undertakes that:–

(i) it will comply with the relevant laws, regulations and rules of the PRC, and perform its obligations under the undertaking as listed below; and

(ii) the Tradable Shares, which are originally converted from the Non-tradable Shares, held by it will be subject to lock-up for a period of 12 months from the date of the full implementation of the Revised Share Reform Plan (the "First Lock-up Period"). Within 24 months after the expiration of the First Lock-up Period, it will not dispose such Tradable Shares on the SSE.

In addition, in connection with the Revised Share Reform Plan, BJLF, being the largest shareholder of Wangfujing as at the date of this announcement, also undertakes that it will assume its obligations, including the payment of the Consideration as just mentioned, pursuant to the Revised Share Reform Plan should the Completion falls behind the implementation of the Revised Share Reform Plan.

Effect of the Revised Share Reform Plan on the shareholding structure of Wangfujing

Upon the full implementation of the Revised Share Reform Plan, the percentage and number of the shares of Wangfujing held by the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, as well as the total number of issued shares of Wangfujing will remain unchanged while its total issued share capital will comprise 100% of Tradable Shares.

The table below tabulates the shareholding structure of Wangfujing (i) prior to the full implementation of the Revised Share Reform Plan before and after the Completion; and (ii) subsequent to the full implementation of the Revised Share Reform Plan before and after the Completion:–

Prior to the full implementation of the Revised Share Reform Plan

Name of shareholders	Before the Completion		After the Completion	
	Number of shares held	*%*	*Number of shares held*	*%*
Non-tradable Shares				
BJLF	194,594,400	49.52		
Beikong Commercial			194,594,400	49.52
Sub-total	194,594,400	49.52	194,594,400	49.52
Tradable Shares				
BEHIM	2,421,170	0.61		
Beikong Commercial			2,421,170	0.61
Public shareholders	195,957,456	49.87	195,957,456	49.87
Sub-total	198,378,626	50.48	198,378,626	50.48
Total number of shares	392,973,026	100	392,973,026	100

Subsequent to the full implementation of the Revised Share Reform Plan

Name of shareholders	Before the Completion		After the Completion	
	Number of shares held	*%*	*Number of shares held*	*%*
Tradable Shares				
BJLF	194,594,400	49.52		
BEHIM	2,421,170	0.61		
Beikong Commercial			197,015,570	50.13
Public shareholders	195,957,456	49.87	195,957,456	49.87
Total number of shares	392,973,026	100	392,973,026	100

As at the date of this announcement, both the Wangfujing Agreement and the Supplemental Agreement have not yet been completed. Accordingly, Wangfujing is still owned as to approximately 49.52% and 0.61% by BJLF and BEHIM (both being wholly-owned subsidiaries of the Company) respectively, and thus is considered to be a 50.13% indirectly-owned subsidiary of the Company. Upon the full implementation of the Revised Share Reform Plan and before the Completion, the Company's total indirect equity interests in Wangfujing will be the same. However, Shareholders should be aware of that Wangfujing will cease to be the Company's subsidiary after the Completion.

REASONS FOR THE REVISED SHARE REFORM PLAN

The implementation of the Revised Share Reform Plan is in line with the prevailing development of the securities market of the PRC and the relevant rules and regulations issued by the authorities of the PRC as aforementioned.

The shares in Wangfujing held effectively by the Company through BJLF are non-tradable before the Revised Share Reform Plan. The Revised Share Reform Plan will render the Non-tradable Shares held effectively by the Company becoming freely tradable on the SSE except for being restricted by the lock-up as mentioned in the section headed "Undertakings" above. As a result, the Company may adjust its indirect shareholding in Wangfujing more flexibly and easily in the secondary market.

Wangfujing is a well-known retail enterprise in the PRC. Following the full implementation of the Revised Share Reform Plan, the total issued share capital of Wangfujing will comprise 100% of Tradable Shares. Due to this reason, the business performance of Wangfujing would be fully reflected in its share price.

The Directors consider that the terms of the Revised Share Reform Plan are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON BJLF

BJLF is a company established in the PRC. The principal business of BJLF is provision of investment management and consultancy services. BJLF has a registered capital of RMB100,000,000.

INFORMATION ON BEHIM

BEHIM is a company established in the PRC. The principal business of BEHIM is provision of management and consultancy services. BEHIM has a registered capital of HK$61,100,000.

INFORMATION ON BEIKONG COMMERCIAL

Beikong Commercial is an indirect wholly-owned subsidiary of BE Group. It was established on 24 May 2006 in the PRC. The principal business of Beikong Commercial is investment holding.

INFORMATION ON WANGFUJING

Wangfujing is a joint stock company established under the laws of the PRC, the domestic A shares of which are listed on the SSE. Wangfujing is principally engaged in the retail business of department stores in the PRC. Currently, Wangfujing operates altogether 14 medium to large-scaled department stores in various cities in the PRC, such as Guangzhou, Wuhan and Chengdu. Furthermore, Wangfujing is also involved in different other business areas such as real estate, securities, import and export trade and processing.

GENERAL

The Group is principally engaged in four major sectors of business: infrastructure and utilities, consumer products, retail services and technology.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Revised Share Reform Plan constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this announcement and to issue a circular to the Shareholders in respect of the Revised Share Reform Plan.

A circular containing further details of the Revised Share Reform Plan will be despatched to the Shareholders in accordance with the Listing Rules.

Trading in the A shares of Wangfujing on the SSE has been suspended since 30 June 2006 and will resume on 14 July 2006.

DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:–

"BE Group"	Beijing Enterprises Group Company Limited (北京控股集團有限公司), a company established in the PRC, which is wholly owned by the Beijing Municipal Government
"BEHIM"	Beijing Enterprises Holdings Investment Management Company Limited (北京控股投資管理有限公司), a sino joint venture company established in the PRC, which is a wholly-owned subsidiary of the Company
"Beikong Commercial"	Beijing Beikong Commercial Investment Limited Company* (北京北控商業投資有限責任公司), a company established in the PRC, which is an indirect wholly-owned subsidiary of BE Group
"BJLF"	Beijing Jing Lian Fa Investment Management Centre* (北京市京聯發投資管理中心), a company established in the PRC, which is a beneficially-owned subsidiary of the Company
"Board"	the board of Directors

* *For identification purpose only*

"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	the completion of the Wangfujing Agreement and the Supplemental Agreement
"Consideration"	the consideration in cash to be paid to the Tradable Shares Shareholders as a condition for them to agree to the conversion of the Non-tradable Shares into Tradable Shares pursuant to the Revised Share Reform Plan
"Director(s)"	the director(s) of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-tradable Share(s)"	the share(s) of Wangfujing which cannot be traded on the SSE
"Non-tradable Shares Shareholder"	the holder of the Non-tradable Share(s), being BJIF and Beikong Commercial respectively before and after the Completion
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"Revised Share Reform Plan"	the revised Share Reform Plan which was proposed following the discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders
"RMB"	Renminbi, the lawful currency of the PRC

"Shareholder(s)"	the shareholder(s) of the Company
"Share Reform Plan"	the share reform plan pursuant to which the Non-tradable Shares are converted into Tradable Shares
"Share Registration Date"	the share registration date to determine the identity of the Tradable Shares Shareholders who have the right to receive the Consideration pursuant to the Revised Share Reform Plan, such date has yet to be determined
"SSE"	the Shanghai Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	an agreement dated 1 June 2006 entered into among BJLF, BEHIM, BE Group and Beikong Commercial which is supplemental to the Wangfujing Agreement
"Tradable Share(s)"	the share(s) of Wangfujing which are tradable on the SSE
"Tradable Shares Shareholder(s)"	the holder(s) of the Tradable Share(s)
"Wangfujing"	Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司), a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company, the listed A shares of which are traded on the SSE
"Wangfujing Agreement"	an agreement dated 31 March 2006 entered into among BJLF, BEHIM and BE Group in respect of the transfer of BJLF and BEHIM's respective 49.52% and 0.61% equity interests in Wangfujing

"%" per cent.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 13 July 2006

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.03.

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.

(14)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION
SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

3 August 2006

CONTENTS

In this circular, the following expressions have the following meaning unless the context requires otherwise:–

"BE Group"	Beijing Enterprises Group Company Limited (北京控股集團有限公司), a company established in the PRC, which is wholly owned by the Beijing Municipal Government
"BEHIM"	Beijing Enterprises Holdings Investment Management Company Limited (北京控股投資管理有限公司), a sino joint venture company established in the PRC, which is a wholly-owned subsidiary of the Company
"Beikong Commercial"	Beijing Beikong Commercial Investment Limited Company* (北京北控商業投資有限責任公司), a company established in the PRC, which is an indirect wholly-owned subsidiary of BE Group
"BJLF"	Beijing Jing Lian Fa Investment Management Centre* (北京市京聯發投資管理中心), a company established in the PRC, which is a beneficially-owned subsidiary of the Company
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	the completion of the Wangfujing Agreement and the Supplemental Agreement
"Consideration"	the consideration in cash to be paid to the Tradable Shares Shareholders as a condition for them to agree to the conversion of the Non-tradable Shares into Tradable Shares pursuant to the Revised Share Reform Plan
"Director(s)"	the director(s) of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

* *For identification purpose only*

"Latest Practicable Date"	28 July 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-tradable Share(s)"	the share(s) of Wangfujing which cannot be traded on the SSE
"Non-tradable Shares Shareholder"	the holder of the Non-tradable Share(s), being BJLF and Beikong Commercial respectively before and after the Completion
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"Revised Share Reform Plan"	the revised Share Reform Plan which was proposed following the discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the shareholder(s) of the Company
"Share Reform Plan"	the share reform plan pursuant to which the Non-tradable Shares are converted into Tradable Shares
"Share Registration Date"	the share registration date to determine the identity of the Tradable Shares Shareholders who have the right to receive the Consideration pursuant to the Revised Share Reform Plan
"SSE"	the Shanghai Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

DEFINITIONS

"Supplemental Agreement"	an agreement dated 1 June 2006 entered into among BJLF, BEHIM, BE Group and Beikong Commercial which is supplemental to the Wangfujing Agreement
"Tradable Share(s)"	the share(s) of Wangfujing which are tradable on the SSE
"Tradable Shares Shareholder(s)"	the holder(s) of the Tradable Share(s)
"Wangfujing"	Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司), a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company, the listed A shares of which are traded on the SSE
"Wangfujing Agreement"	an agreement dated 31 March 2006 entered into among BJLF, BEHIM and BE Group in respect of the transfer of BJLF and BEHIM's respective 49.52% and 0.61% equity interests in Wangfujing
"%"	per cent.

The conversion of RMB into HK$ in this circular is based on the approximate exchange rate of HK$1.00 = RMB1.03.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan
Mr. Lei Zhen Gang

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

3 August 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

INTRODUCTION

Reference is made to the announcements of the Company dated 6 July 2006 and 13 July 2006. On 6 July 2006, the Company announced that a share reform plan on Wangfujing has been initiated by the Non-tradable Shares Shareholder pursuant to the relevant rules and regulations

issued by the authorities of the PRC. Thereafter, the Non-tradable Shares Shareholder and the Tradable Shares Shareholders commenced discussions on the Share Reform Plan. Following their discussions, the Share Reform Plan was revised and the Company made a further announcement on 13 July 2006 regarding the Revised Share Reform Plan.

As at the Latest Practicable Date, both the Wangfujing Agreement and the Supplemental Agreement have not yet been completed. Accordingly, Wangfujing is still owned as to approximately 49.52% and 0.61% by BJLF and BEHIM (both being wholly-owned subsidiaries of the Company) respectively, and thus is considered to be a 50.13% indirectly-owned subsidiary of the Company.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Revised Share Reform Plan constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this circular to the Shareholders in respect of the Revised Share Reform Plan.

The purpose of this circular is to provide you with further details regarding the Revised Share Reform Plan and other information as required under the Listing Rules.

Trading in the A shares of Wangfujing on the SSE had been suspended since 30 June 2006 and was resumed on 14 July 2006.

THE REVISED SHARE REFORM PLAN

Parties

(i) The Non-tradable Shares Shareholder, namely BJLF and Beikong Commercial before and after the Completion respectively; and

(ii) The Tradable Shares Shareholders, being BEHIM and other shareholders of Wangfujing who are independent third parties to the Company.

The revised terms

As publicised in the announcements of Wangfujing on the SSE dated 12 July 2006, following the discussions between the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, the Share Reform Plan has been revised. Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholder proposed to pay to the Tradable Shares Shareholders on the basis of RMB30 in cash for every 10 Tradable Shares held by each such shareholder as recorded on the

register of members of Wangfujing on the Share Registration Date as a condition for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares. As at the Latest Practicable Date, Wangfujing has a total of 198,378,626 Tradable Shares in issue. Accordingly, based on the aforementioned ratio of payment and the said number of Tradable Shares in issue, a total of approximately RMB595 million (equivalent to approximately HK$578 million) will be paid to the Tradable Shares Shareholders in cash. Pursuant to the Revised Share Reform Plan and the Supplemental Agreement, the Consideration will be borne by Beikong Commercial in the event that the Completion happens before the implementation of the Revised Share Reform Plan. Whereas in the reverse situation, BJLF has undertaken that it will take up the obligation for payment of the Consideration, and BE Group (of which Beikong Commercial is an indirect wholly-owned subsidiary) will undertake to pay back the Consideration to BJLF. Therefore, the Revised Share Reform Plan will have no overall financial effect on the earnings and assets and liabilities of the Company.

The revised terms have been proposed after arm's length negotiations between the parties to the Revised Share Reform Plan.

Conditions

The Revised Share Reform Plan is subject to, among others:–

(i) approval by the shareholders of Wangfujing and the Tradable Shares Shareholders respectively holding two-thirds of the total voting rights represented at the shareholders' meeting of Wangfujing which will be held for the purpose of approving the Revised Share Reform Plan; and

(ii) approval by the State-owned Assets Supervision and Administration Commission of the State Council has been obtained.

If any such approvals cannot be obtained, the Revised Share Reform Plan will not be implemented.

Undertakings

In connection with the Revised Share Reform Plan, Beikong Commercial, being the largest shareholder of Wangfujing after the Completion, undertakes that:–

(i) it will comply with the relevant laws, regulations and rules of the PRC, and perform its obligations under the undertaking as listed below; and

(ii) the Tradable Shares, which are originally converted from the Non-tradable Shares, held by it will be subject to lock-up for a period of 12 months from the date of the full implementation of the Revised Share Reform Plan (the "First Lock-up Period"). Within 24 months after the expiration of the First Lock-up Period, it will not dispose such Tradable Shares on the SSE.

In addition, in connection with the Revised Share Reform Plan, BJLF, being the largest shareholder of Wangfujing as at the Latest Practicable Date, also undertakes that it will assume its obligations, including the payment of the Consideration as mentioned above, pursuant to the Revised Share Reform Plan should the Completion falls behind the implementation of the Revised Share Reform Plan.

EFFECT OF THE REVISED SHARE REFORM PLAN ON THE SHAREHOLDING STRUCTURE OF WANGFUJING

On 31 March 2006, BJLF and BEHIM entered into the Wangfujing Agreement with BE Group in respect of the disposal of their respective 49.52% and 0.61% equity interests in Wangfujing. Subsequently, the Supplemental Agreement was entered into among BJLF, BEHIM, BE Group and Beikong Commercial on 1 June 2006. Pursuant to the Supplemental Agreement, Beikong Commercial will replace BE Group to be the purchaser of Wangfujing. Beikong Commercial also agreed to acquire from BJLF and BEHIM their total equity interests in Wangfujing of approximately 50.13% under all terms and provisions as stipulated in the Wangfujing Agreement. In addition, Beikong Commercial will unconditionally take up all obligations and rights of BE Group pursuant to the Wangfujing Agreement. As at the Latest Practicable Date, both the Wangfujing Agreement and the Supplemental Agreement have not yet been completed. Accordingly, Wangfujing is still owned as to approximately 49.52% and 0.61% by BJLF and BEHIM respectively, and thus is considered to be a 50.13% indirectly-owned subsidiary of the Company. Upon the full implementation of the Revised Share Reform Plan and before the Completion, the Company's total indirect equity interests in Wangfujing will be the same. However, Shareholders should be aware of that Wangfujing will cease to be the Company's subsidiary after the Completion.

Furthermore, upon the full implementation of the Revised Share Reform Plan, the percentage and number of the shares of Wangfujing held by the Non-tradable Shares Shareholder and the Tradable Shares Shareholders, as well as the total number of issued shares of Wangfujing will remain unchanged while its total issued share capital will comprise 100% of Tradable Shares.

The table below tabulates the shareholding structure of Wangfujing (i) prior to the full implementation of the Revised Share Reform Plan before and after the Completion; and (ii) subsequent to the full implementation of the Revised Share Reform Plan before and after the Completion:–

Prior to the full implementation of the Revised Share Reform Plan

Name of shareholders	Before the Completion		After the Completion	
	Number of shares held	%	Number of shares held	%
Non-tradable Shares				
BJLF	194,594,400	49.52		
Beikong Commercial			194,594,400	49.52
Sub-total	194,594,400	49.52	194,594,400	49.52
Tradable Shares				
BEHIM	2,421,170	0.61		
Beikong Commercial			2,421,170	0.61
Public shareholders	195,957,456	49.87	195,957,456	49.87
Sub-total	198,378,626	50.48	198,378,626	50.48
Total number of shares	392,973,026	100	392,973,026	100

Subsequent to the full implementation of the Revised Share Reform Plan

Name of shareholders	Before the Completion		After the Completion	
	Number of shares held	%	Number of shares held	%
Tradable Shares				
BJLF	194,594,400	49.52		
BEHIM	2,421,170	0.61		
Beikong Commercial			197,015,570	50.13
Public shareholders	195,957,456	49.87	195,957,456	49.87
Total number of shares	392,973,026	100	392,973,026	100

REASONS FOR THE REVISED SHARE REFORM PLAN

The implementation of the Revised Share Reform Plan is in line with the prevailing development of the securities market of the PRC and the relevant rules and regulations issued by the authorities of the PRC.

The shares in Wangfujing held effectively by the Company through BJLF are non-tradable before the Revised Share Reform Plan. The Revised Share Reform Plan will render the Non-tradable Shares held effectively by the Company becoming freely tradable on the SSE. As a result, the Company may adjust its indirect shareholding in Wangfujing more flexibly and easily in the secondary market.

Wangfujing is a well-known retail enterprise in the PRC. Following the full implementation of the Revised Share Reform Plan, the total issued share capital of Wangfujing will comprise 100% of Tradable Shares. Due to this reason, the business performance of Wangfujing would be fully reflected in its share price.

The Directors consider that the terms of the Revised Share Reform Plan are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

INFORMATION ON BJLF

BJLF is a company established in the PRC. The principal business of BJLF is provision of investment management and consultancy services. BJLF has a registered capital of RMB100,000,000.

INFORMATION ON BEHIM

BEHIM is a company established in the PRC. The principal business of BEHIM is provision of management and consultancy services. BEHIM has a registered capital of HK$61,100,000.

INFORMATION ON BEIKONG COMMERCIAL

Beikong Commercial is an indirect wholly-owned subsidiary of BE Group. It was established on 24 May 2006 in the PRC. The principal business of Beikong Commercial is investment holding.

INFORMATION ON WANGFUJING

Wangfujing is a joint stock company established under the laws of the PRC, the domestic A shares of which are listed on the SSE. Wangfujing is principally engaged in the retail business of department stores in the PRC. Currently, Wangfujing operates altogether 14 medium to large-scaled department stores in various cities in the PRC, such as Guangzhou, Wuhan and Chengdu. Furthermore, Wangfujing is also involved in different other business areas such as real estate, securities, import and export trade and processing.

GENERAL

The Group is principally engaged in four major sectors of business: infrastructure and utilities, consumer products, retail services and technology.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Revised Share Reform Plan constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this circular in respect of the Revised Share Reform Plan.

Trading in the A shares of Wangfujing on the SSE had been suspended since 30 June 2006 and was resumed on 14 July 2006.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors and the chief executive of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company or any of its associated corporation

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of the corporation's issued share capital
Mr. Yi Xi Qun	the Company		650,000 #(i) (L)	0.1044%
Mr. Zhang Hong Hai	the Company		450,000 #(i) (L)	0.0723%
Mr. Li Fu Cheng	the Company		450,000 #(i) (L)	0.0723%
	Beijing Yanjing Brewery Company Limited@	38,898 #(L)		0.0035%
Mr. Bai Jin Rong	the Company		450,000 #(i) (L)	0.0723%
Mr. Liu Kai	the Company		300,000 #(i) (L)	0.0482%
Mr. Zheng Wan He	Wangfujing@	45,738 #(L)		0.0116%
Mr. Guo Pu Jin	the Company		300,000 #(i) (L)	0.0482%
Mr. Zhou Si	the Company		300,000 #(i) (L)	0.0482%

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of the corporation's issued share capital
Mr. E Meng	the Company		300,000 *(i) (L)	0.0482%
	Beijing Development (Hong Kong) Limited•		1,200,000 *(ii) (L)	0.2429%
Mr. Zhao Chang Shan	the Company		300,000 *(i) (L)	0.0482%
Mr. Lei Zhen Gang	the Company		300,000 *(i) (L)	0.0482%

• All these associated corporations are indirectly held subsidiaries of the Company

* All interests are directly beneficially owned by the Directors

(L) Denotes a long position

(i) These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The cash consideration paid by each grantee for the options was HK$1.00 per grant of options. The options can be exercised in two portions. The first portion representing 80% of the total number of options granted to a grantee is exercisable at any time after 19 January 2007. The second portion representing the remaining 20% of the total number of options granted to a grantee is exercisable after 19 January 2007 and upon the Company's full satisfaction of performance appraisal at the end of the grantee's contract with the Company.

(ii) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share of Beijing Development (Hong Kong) Limited. The options can be exercised in three equal portions. The first portion is exercised at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Competing interests

Each of the Directors has confirmed that he/she and their respective associates (as defined under the Listing Rules) do not have any interests in a business apart from the Group's business, which competes or is likely to compete, either directly or indirectly with the Group's business.

(ii) Substantial Shareholders and other persons

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

Name	Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Directly beneficially owned	Others	Total	
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
Beijing Enterprises Investments Limited ("BEIL")	223,950,000	100,050,000[(a)]	324,000,000	52.05%
Beijing Holdings Limited ("BHL")	–	324,000,000[(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	65,599,500	44,567,594[(c)]	110,167,094	17.70%
JPMorgan Chase & Co.	–	37,617,923[(d)]	37,617,923	6.04%

Notes:

(a) The interest disclosed includes the Shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the Shares owned by Modern Orient Limited.

(b) The interest disclosed includes the Shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the Shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes 5,434,000 Shares held as an investment manager and 39,133,594 Shares held as a person having a security interest in the Shares.

(d) The interest disclosed includes 11,482,000 Shares held as an investment manager and 26,135,923 Shares held as a custodian corporation/approved lending agent.

Short positions:

Name	Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Beneficially owned	Others	Total	
BEIL	60,000,000	–	60,000,000	9.64%
BHL	–	60,000,000[a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	818,228	22,198,455[b]	23,016,683	3.70%

Notes:

(a) The interest disclosed includes the Shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the Shares owned by BEIL.

(b) Person having a security interest in the Shares.

Lending pool:

Name	Number of ordinary Shares held	Percentage of the Company's issued share capital
JPMorgan Chase & Co.	26,135,923	4.20%

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired periods of approximately 22 months as at the Latest Practicable Date. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2003, 16 January 2004 and 17 June 2005, respectively, with respective unexpired periods of approximately 4 months, 5 months and 22 months as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. **GENERAL**

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The secretary and the qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(d) The English text of this circular shall prevail over the Chinese text.

5.　一般事項

(a)　本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b)　本公司之股份過戶登記處為登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(c)　本公司之秘書及合資會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d)　本通函之中英文版本如有歧義，概以英文版本為準。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司以外）於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益。

3. 服務合約

衣錫群先生與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，截至最後實際可行日期尚餘約22個月屆滿。上述服務合約於二零零四年二月一日前訂立，豁免遵守由二零零四年二月一日起生效之上市規則第13.68條須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零三年十二月三日、二零零四年一月十六日及二零零五年六月十七日起計為期三年，截至最後實際可行日期分別尚餘約4個月、5個月及22個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北企投資直接持有100%權益，因此，北企投資被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資，為一間由京泰集團間接持有72.72%權益之公司，因此，京泰集團被視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括5,434,000股作為投資經理所持有之股份及39,133,594股作為對股份持有保證權益的人所持有之股份。

(d) 所披露之權益包括11,482,000股作為投資經理所持有之股份及26,135,923股作為保管人法團／核准借出代理人所持有之股份。

淡倉：

名稱	持有之普通股數目、身分及權益性質			佔本公司已發行股本百分比
	實益擁有	其他	合計	
北企投資	60,000,000	–	60,000,000	9.64%
京泰集團	–	60,000,000[a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	818,228	22,198,455[b]	23,016,683	3.70%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。京泰集團（北企投資之控股公司）被視為擁有北企投資所擁有股份之權益。

(b) 對股份持有保證權益的人。

可供借出的股份：

名稱	持有之普通股數目	佔本公司已發行股本百分比
JPMorgan Chase & Co.	26,135,923	4.20%

(b) 競爭權益

各董事已確認，彼及彼等各自之聯繫人士（定義見上市規則）並無擁有任何足以或可能與本集團業務直接或間接構成競爭之業務權益（本集團之業務權益除外）。

(ii) 主要股東及其他人士

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士（非董事或本公司主要行政人員）於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益：

好倉：

	持有之普通股數目、身分及權益性質			佔本公司
	直接			已發行
名稱	實益擁有	其他	合計	股本百分比
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
北京企業投資有限公司（「北企投資」）	223,950,000	100,050,000[a]	324,000,000	52.05%
京泰實業（集團）有限公司（「京泰集團」）	–	324,000,000[b]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	65,599,500	44,567,594[c]	110,167,094	17.70%
JPMorgan Chase & Co.	–	37,617,923[d]	37,617,923	6.04%

董事姓名	法團名稱	持有之普通股數目	持有購股權數目	佔法團已發行股本百分比
鄂萌先生	本公司		300,000 #(i) (L)	0.0482%
	北京發展(香港)有限公司@		1,200,000 #(ii) (L)	0.2429%
趙長山先生	本公司		300,000 #(i) (L)	0.0482%
雷振剛先生	本公司		300,000 #(i) (L)	0.0482%

@ 上述所有相聯法團均為本公司之間接附屬公司

所有權益均由董事直接實益擁有

(L) 表示為好倉

(i) 於二零零六年七月十九日授出之購股權行使價為本公司股份每股12.55港元。各承授人就該等購股權所支付之現金代價為每份授出購股權1.00港元。該等購股權可分為兩部分行使。首部分(佔授予承授人購股權總數之80%)可於二零零七年一月十九日後任何時間內行使。第二部分(佔授予承授人購股權總數剩餘之20%)可於二零零七年一月十九日後,當承授人任職期滿、述職滿意時行使。

(ii) 於二零零二年一月十八日授出之購股權行使價為北京發展(香港)有限公司股份每股1.00港元。該等購股權可分為三個均等部分行使。首部分可於二零零二年一月十八日起任何時間內行使,而其他每個部分則可在其後年度每年之一月一日起行使。

除上文所披露者外,於最後實際可行日期,董事或本公司主要行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債券中,概無或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉);或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉;或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股分及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司及其任何相聯法團之權益

董事姓名	法團名稱	持有之普通股數目	持有購股權數目	佔法團已發行股本百分比
衣錫群先生	本公司		650,000 *(i) (L)	0.1044%
張虹海先生	本公司		450,000 *(i) (L)	0.0723%
李福成先生	本公司		450,000 *(i) (L)	0.0723%
	北京燕京啤酒股份有限公司@	38,898 *(L)		0.0035%
白金榮先生	本公司		450,000 *(i) (L)	0.0723%
劉　凱先生	本公司		300,000 *(i) (L)	0.0482%
鄭萬河先生	王府井@	45,738 *(L)		0.0116%
郭普金先生	本公司		300,000 *(i) (L)	0.0482%
周　思先生	本公司		300,000 *(i) (L)	0.0482%

王府井之資料

王府井乃根據中國法律成立之股份有限公司，其內資A股於上海交易所上市。王府井主要於中國從事百貨店零售業務。目前，王府井於廣州、武漢、成都等多個中國城市經營合共14家大中型百貨店。另外，王府井亦參與房地產、證券、進出口貿易及加工等其他業務。

一般事項

本集團主要從事四項業務：基建及公用事業、消費品、零售服務及科技。

由於上市規則第14.07條所載之適用百分比率超過5%但不足25%，就上市規則第14章而言，經修訂股權分置改革方案構成本公司之須予披露交易。故此，本公司須根據上市規則要求刊發本公佈，並發出有關經修訂股權分置改革方案之通函。

王府井之A股於二零零六年六月三十日開始於上海交易所暫停買賣，於二零零六年七月十四日起恢復買賣。

其他資料

務請　閣下垂注本通函附錄所載列之其他資料。

此　致

列位股東　台照

承董事會命
主席
衣錫群
謹啟

二零零六年八月三日

經修訂股權分置改革方案之原因

實行經修訂股權分置改革方案乃為順應中國當前證券市場發展趨勢，符合中國有關部門所頒佈之相關規則及規例。

本公司透過京聯發實質持有之王府井股份於經修訂股權分置改革方案實行前屬非流通股。經修訂股權分置改革方案將促致本公司實質持有之非流通股可於上海交易所自由買賣。故此，本公司可於二級市場更靈活更輕易地調整其於王府井之間接持股量。

王府井乃中國一間知名零售企業。緊隨經修訂股權分置改革方案獲全面實行後，王府井已發行股本總額將全部由流通股組成。鑑於以上原因，王府井之股價將完全反映其經營業績。

董事認為，經修訂股權分置改革方案之條款公平合理，符合本公司及股東之整體利益。

京聯發之資料

京聯發乃於中國成立之公司。京聯發之主要業務為提供投資管理及諮詢服務。京聯發之註冊資本為人民幣100,000,000元。

北控管理公司之資料

北控管理公司乃於中國成立之公司。北控管理公司之主要業務為提供管理及諮詢服務。北控管理公司之註冊資本為61,100,000港元。

北控商業公司之資料

北控商業公司乃一間由北控集團間接全資擁有之附屬公司。其於二零零六年五月二十四日在中國成立。北控商業公司之主要業務為投資控股。

下列為(i)經修訂股權分置改革方案獲全面實行前，王府井於股權轉讓完成日前後之股權架構；及(ii)經修訂股權分置改革方案獲全面實行後，王府井於股權轉讓完成日前後之股權架構：－

經修訂股權分置改革方案獲全面實行前

股東名稱	股權轉讓完成日前		股權轉讓完成日後	
	所持股份數目	%	所持股份數目	%
非流通股				
京聯發	194,594,400	49.52		
北控商業公司			194,594,400	49.52
小計	194,594,400	49.52	194,594,400	49.52
流通股				
北控管理公司	2,421,170	0.61		
北控商業公司			2,421,170	0.61
公眾股東	195,957,456	49.87	195,957,456	49.87
小計	198,378,626	50.48	198,378,626	50.48
股份總數	392,973,026	100	392,973,026	100

經修訂股權分置改革方案獲全面實行後

股東名稱	股權轉讓完成日前		股權轉讓完成日後	
	所持股份數目	%	所持股份數目	%
流通股				
京聯發	194,594,400	49.52	-	
北控管理公司	2,421,170	0.61		
北控商業公司			197,015,570	50.13
公眾股東	195,957,456	49.87	195,957,456	49.87
股份總數	392,973,026	100	392,973,026	100

(ii) 所持有由非流通股轉換而來之流通股將於經修訂股權分置改革方案全面實行之日起計十二個月期間禁售(「首個禁售期」)。於首個禁售期屆滿後二十四個月內,不會於上海交易所出售該等流通股股份。

此外,就經修訂股權分置改革方案而言,作為最後實際可行日期時王府井最大股東之京聯發亦承諾,倘股權轉讓完成日在經修訂股權分置改革方案實行後出現,京聯發將根據經修訂股權分置改革方案承擔經修訂股權分置改革方案規定之責任(包括支付上文所述之代價)。

經修訂股權分置改革方案對王府井股權架構之影響

於二零零六年三月三十一日,京聯發與北控管理公司就有關出售彼等各自於王府井擁有之49.52%及0.61%股權而與北控集團訂立一份王府井協議。隨後,京聯發、北控管理公司、北控集團與北控商業公司於二零零六年六月一日訂立補充協議。根據補充協議,北控商業公司將替代北控集團成為王府井之買方。北控商業公司亦同意根據王府井協議之所有條款及規定,從京聯發及北控管理公司收購彼等於王府井擁有之股權總額約50.13%。此外,北控商業公司將根據王府井協議無條件承擔北控集團之所有責任及權利。於最後實際可行日期,王府井協議及補充協議尚未完成。因此,王府井仍然由京聯發及北控管理公司(均為本公司之全資附屬公司)分別擁有約49.52%及0.61%股權,故被視為本公司間接擁有50.13%權益之附屬公司。待經修訂股權分置改革方案獲全面實行後,於股權轉讓完成日前,本公司於王府井之間接股本權益總額將不會有變。然而,股東須知悉,王府井於完成後不再為本公司之附屬公司。

此外,待經修訂股權分置改革方案獲全面實行後,由非流通股股東及流通股股東所持有王府井股份之百分比及數目,及王府井已發行股份總數將保持不變,惟其全部已發行股份將全數由流通股組成。

通股之條件。於最後實際可行日期，王府井合共有198,378,626股已發行流通股。因此，根據上述支付比率及所述已發行流通股數目，合共約人民幣595,000,000元（相等於約578,000,000港元）將以現金（「該等代價」）方式支付予流通股股東。根據經修訂股權分置方案及補充協議，倘股權轉讓完成日在經修訂股權分置改革方案實施前出現，則該等代價將由北控商業公司承擔。然而，於相反情況下，京聯發已承諾將承擔支付該等代價之責任，而北控集團（北控商業公司為其間接全資附屬公司）亦承諾向京聯發償還該等代價。因此，經修訂股權分置改革方案將不會對本公司的盈利、資產及負債之整體財務產生影響。

經修訂條款乃由經修訂股權分置改革方案之各訂約方經公平磋商後提出。

條件

經修訂股權分置改革方案須待（其中包括）下列條件達成後，方可作實：－

(i) 於王府井就批准經修訂股權分置改革方案舉行之股東大會上，分別獲持有會上總投票權三分之二之王府井股東及流通股股東批准；及

(ii) 取得國務院國有資產監督委員會批准及其他規定之必要批准。

倘未能取得任何有關批准，則經修訂股權分置改革方案將不會實行。

承諾

關於經修訂股權分置改革方案，北控商業公司作為股權轉讓完成日後王府井之最大股東，承諾：－

(i) 將遵守中國相關法律、法規及規則，並就下列承諾履行有關責任；及

股東已提呈一項有關王府井之股權分置改革方案。其後，非流通股股東及流通股股東就股權分置改革方案開始進行磋商。經磋商後，股權分置改革方案被修訂，而本公司於二零零六年七月十三日就有關股權分置改革方案再作公佈。

於最後實際可行日期，王府井協議及補充協議尚未完成。因此，王府井仍然由京聯發及北控管理公司（均為本公司之全資附屬公司）分別擁有約49.52%及0.61%權益，故被視為本公司間接擁有50.13%權益之附屬公司。

由於上市規則第14.07條所載之適用百分比率超過5%但不足25%，就上市規則第14章而言，經修訂股權分置改革方案構成本公司之須予披露交易。故此，本公司須根據上市規則要求刊發本公佈，並向股東發出有關經修訂股權分置改革方案之通函。

本通函旨在向　閣下提供有關經修訂股權分置改革方案之進一步資料以及上市規則所規定之其他資料。

王府井之A股自二零零六年六月三十日開始於上海交易所暫停買賣，且已於二零零六年七月十四日恢復買賣。

經修訂股權分置改革方案

訂約各方：

(i) 非流通股股東，即分別為股權轉讓完成日前之京聯發及股權轉讓完成日後之北控商業公司；及

(ii) 流通股股東，即北控管理公司及王府井之其他股東（後者為本公司之獨立第三方）。

經修訂條款

誠如王府井於二零零六年七月十二日於上海交易所刊發之公佈所述，經非流通股股東與流通股股東商討後，股權分置改革方案已獲修訂。根據經修訂股權分置改革方案，非流通股股東擬向股權登記日期登記在王府井股東名冊的流通股股東支付現金，比率為每10股流通股可獲人民幣30元，作為流通股股東同意將非流通股兌換為流



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

執行董事:
衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
劉　凱先生*(副總裁)*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*(副總裁)*
趙長山先生
雷振剛先生

獨立非執行董事:
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處:
香港
灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者:

須予披露交易
附屬公司北京王府井百貨(集團)股份有限公司
之股權分置改革方案

緒言

茲提述本公司於二零零六年七月六日及二零零六年七月十三日之公佈。於二零零六年七月六日,本公司宣佈,根據中國有關當局頒佈之相關規則及規例,非流通股

「補充協議」	指	京聯發、北控管理公司、北控集團與北控商業公司於二零零六年六月一日訂立之協議，該協議乃為王府井協議之補充
「流通股」	指	可於上海交易所買賣之王府井股份
「流通股股東」	指	流通股持有人
「王府井」	指	北京王府井百貨（集團）股份有限公司，一家根據中國法律成立之股份有限公司，其50.13%股權目前由本公司之附屬公司擁有，其A股於上海交易所上市及買賣
「王府井協議」	指	京聯發、北控管理公司與北控集團於二零零六年三月三十一日訂立之協議，內容關於轉讓京聯發及北控管理公司各自擁有之49.52%及0.61%王府井股權
「%」	指	百分比

於本通函內，人民幣乃按1.00港元兑人民幣1.03元之概約匯率兑換為港元。

「最後實際可行日期」	指	二零零六年七月二十八日，為本通函付印前就確定其中所載有關資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「非流通股」	指	不能於上海交易所買賣之王府井股份
「非流通股股東」	指	非流通股持有人，即分別於完成前及完成後之京聯發及北控商業公司
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「經修訂股權分置改革方案」	指	經非流通股股東與流通股股東商討後提呈之經修訂股權分置改革方案
「人民幣」	指	人民幣，中國之法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股東
「股權分置改革方案」	指	股權分置改革方案；據此，非流通股轉換為流通股
「股權登記日期」	指	根據經修訂股權分置改革方案以釐定有權收取代價之流通股股東身份之股權登記日期
「上海交易所」	指	上海證券交易所
「聯交所」	指	香港聯合交易所有限公司

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「北控集團」	指	北京控股集團有限公司，一家於中國成立之公司，由北京市政府全資擁有
「北控管理公司」	指	北京控股投資管理有限公司，一家於中國成立之中外合營公司，為本公司之全資附屬公司
「北控商業公司」	指	北京北控商業投資有限責任公司，一家於中國成立之公司，為北控集團之間接全資附屬公司
「京聯發」	指	北京市京聯發投資管理中心，一家於中國成立之公司，為本公司之實益擁有之附屬公司
「董事會」	指	董事會
「本公司」	指	北京控股有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市
「股權轉讓完成日」	指	王府井協議及補充協議之完成日
「代價」	指	將以現金方式向流通股股東支付，作為彼等同意根據經修訂股權分置改革方案將非流通股兌換為流通股之代價
「董事」	指	本公司董事
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之內容或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例於香港註冊成立之有限公司）

（網站：www.behl.com.hk）

（股份代號：392）

須予披露交易
附屬公司北京王府井百貨（集團）股份有限公司
之股權分置改革方案

二零零六年八月三日



北京控股有限公司

RECEIVED
2006 NOV -7 P 1:4
OFFICE OF INTERNATION
CORPORATE FINANCE

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock code: 392)

SUMMARISED INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

UNAUDITED INTERIM RESULTS AND INTERIM DIVIDEND

The Board to Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2006 with the comparative figures in 2005. The consolidated turnover of the Group was HK$6.36 billion for the first half of 2006, increased by 23.6% comparing to the corresponding period of last year of which turnover from continuing operations was HK$3.42 billion, increased by 19.7% comparing to the same period last year. Profit attributable to the shareholders of the Company was HK$13.99 million, declined by 95.7% comparing to the first half of 2005.

Subsequent to the implementation of the share reform plan of Beijing Yanjing Brewery Company Ltd. ("Beijing Yanjing"), the Company recorded a one-off attributable loss of HK$344 million, while an exceptional gain of HK$111 million attributable to the Company was also recorded after investors had exercised most of their outstanding convertible bonds due to the share reform of Beijing Yanjing. The net loss attributable to the Company was approximately HK$233 million. Stripping off the loss of the share reform of Beijing Yanjing and other exceptional items, net profits attributable to shareholders of the Company increased by 14% to HK$242 million mainly driven by strong profit growth of Capital Airport Expressway ("Airport Expressway") and Wangfujing Department Store (Group) Co., Limited ("Wangfujing").

Net profit before exceptional items contributed by each business segment during the period were as follows:

	ended 30th June, For the six months ended 30 June 2006	
	Net profit before exceptional items	Proportion
	HK'000	%
Infrastructure	127,700	52.7
Utilities	71,740	29.6
Consumer products	54,600	22.5
Retail & others	(11,860)	(4.8)
	242,180	100

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30 June 2006 (2005: HK10 cents) payable on 9 November 2006 to shareholders whose names appear on the Register of Members of the Company on 11 October 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2006

		For the six months ended 30 June	
		2006	2005
		Unaudited	Unaudited
	Notes	***HK$'000***	*HK$'000*
CONTINUING OPERATIONS:			
TURNOVER	*2*	**3,415,514**	2,854,162
Cost of sales		**(2,225,507)**	(1,851,086)
Gross profit		**1,190,007**	1,003,076
Interest income		**32,928**	24,065
Gain on deemed disposal of interest in a subsidiary		**139,363**	14,498
Other revenue and gains, net	*3*	**95,160**	38,604
Selling and distribution costs		**(393,335)**	(295,907)
Administrative expenses		**(398,322)**	(306,554)
Dilution loss on share reform of a subsidiary		**(429,877)**	–
Other operating expenses, net		**(48,969)**	(22,578)
PROFIT FROM OPERATING ACTIVITIES		**186,955**	455,204
Finance costs	*4*	**(62,160)**	(61,256)
Share of profits and losses of:			
Jointly-controlled entities		**(922)**	(524)
Associates		**8,039**	11,835
PROFIT BEFORE TAX	*5*	**131,912**	405,259
TAX	*6*	**(90,000)**	(98,601)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		**41,912**	306,658
DISCONTINUED OPERATIONS:			
PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS	*7*	**68,576**	109,118
PROFIT FOR THE PERIOD		**110,488**	415,776

	Notes		
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**(8,242)**	221,299
Discontinued operations		**22,230**	105,589
		13,988	326,888
Minority interests		**96,500**	88,888
		110,488	415,776
DIVIDEND			
Interim	*8*	**62,250**	62,250
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*9*		
Basic for profit for the period		**HK$0.02**	HK$0.53
Basic for profit/(loss) from continuing operations		**HK$(0.01)**	HK$0.36
Diluted for profit for the period		**HK$0.02**	HK$0.52
Diluted for profit/(loss) from continuing operations		**HK$(0.01)**	HK$0.35

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2006

	Notes	**30 June 2006 Unaudited** ***HK$'000***	31 December 2005 Audited *HK$'000*
ASSETS			
Non-current assets:			
Property, plant and equipment		**7,170,527**	8,037,017
Investment properties		**301,150**	446,820
Prepaid land premiums		**257,345**	377,320
Goodwill		**196,631**	275,777
Other intangible assets		**1,458,838**	1,517,866
Interests in jointly-controlled entities		**33,162**	182,918
Interests in associates		**221,368**	248,849
Long term trade receivables	*10*	**11,704**	33,202
Other receivables		**303,448**	313,782
Pledged bank balances		**30,082**	34,684
Available-for-sale financial assets		**460,980**	510,037
Deferred tax assets		**15,201**	67,772
Total non-current assets		**10,460,436**	12,046,044

	Notes	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Current assets:			
Prepaid land premiums		**6,696**	12,684
Properties under development		**–**	322,301
Properties held for sale		**–**	39,406
Inventories		**1,457,680**	1,574,923
Amounts due from customers for contract work		**14,844**	25,238
Trade and bills receivables	*10*	**630,515**	928,709
Other receivables		**958,249**	1,092,481
Investments held for trading		**68,571**	45,551
Cash and cash equivalents		**2,430,215**	3,523,612
		5,566,770	7,564,905
Assets of a disposal group and non-current assets classified as held for sale		**3,362,499**	19,319
Total current assets		**8,929,269**	7,584,224
TOTAL ASSETS		**19,389,705**	19,630,268

	Notes	**30 June 2006 Unaudited** ***HK$'000***	31 December 2005 Audited *HK$'000*
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital		**62,250**	62,250
Reserves		**8,207,920**	8,256,191
Proposed dividend		**62,250**	124,500
		8,332,420	8,442,941
Minority interests		**4,805,337**	4,064,052
TOTAL EQUITY		**13,137,757**	12,506,993
Non-current liabilities:			
Bank and other borrowings		**419,625**	373,311
Convertible bonds		**838**	548,785
Other long term liabilities		**13,782**	32,682
Deferred tax liabilities		**28,503**	168,527
Total non-current liabilities		**462,748**	1,123,305

	Note		
Current liabilities:			
Trade and bills payables	11	**514,660**	1,165,555
Amounts due to customers for contract work		**66,850**	48,580
Other payables and accruals		**1,610,847**	1,839,417
Taxes payable		**470,230**	395,132
Bank and other borrowings		**1,454,695**	2,505,132
		4,117,282	5,953,816
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale		**1,671,918**	46,154
Total current liabilities		**5,789,200**	5,999,970
TOTAL LIABILITIES		**6,251,948**	7,123,275
TOTAL EQUITY AND LIABILITIES		**19,389,705**	19,630,268

Notes:

1. Basis of preparation

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2006 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2005.

2. Segment information

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

(i) ***From continuing operations***

For the six months ended 30 June 2006

	Brewery operations Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000*	Water treatment operations Unaudited *HK$'000*	Telecommunications and IT related services and products Unaudited *HK$'000*	Corporate and others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Elimination Unaudited *HK$'000*	Consolidated Unaudited *HK$'000*
Segment revenue								
External sales	2,676,009	250,978	248,208	43,491	196,828	3,415,514	-	3,415,514
Intersegment sales	-	-	-	-	226	226	(226)	-
Other income and gains, net	42,752	765	1,243	7,789	5,379	57,928	-	57,928
Total	2,718,761	251,743	249,451	51,280	202,433	3,473,668	(226)	3,473,442
Segment results	252,005	159,742	83,159	(16,661)	(37,571)	440,674		440,674
Unallocated expenses, net						(253,719)		(253,719)
Profit from operating activities						186,955		186,955

For the six months ended 30 June 2005

	Brewery operations Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000*	Water treatment operations Unaudited *HK$'000*	Telecommunications and IT related services and products Unaudited *HK$'000*	Corporate and others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Elimination Unaudited *HK$'000*	Consolidated Unaudited *HK$'000*
Segment revenue								
External sales	2,146,327	217,913	238,182	66,884	184,856	2,854,162	-	2,854,162
Intersegment sales	-	-	-	-	451	451	(451)	-
Other income and gains, net	32,332	753	-	2,954	2,837	38,876	-	38,876
Total	2,178,659	218,666	238,182	69,838	188,144	2,893,489	(451)	2,893,038
Segment results	233,331	144,071	78,359	(1,730)	(26,016)	428,015		428,015
Unallocated income, net						27,189		27,189
Profit from operating activities						455,204		455,204

(ii) *From discontinued operations*

	Retail operations For the six months ended 30 June		Dairy operations For the six months ended 30 June		Others For the six months ended 30 June		Total For the six months ended 30 June	
	2006	2005	2006	2005	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:								
External sales	2,769,178	2,176,080	-	-	175,047	113,168	2,944,225	2,289,248
Intersegment sales	-	-	-	-	-	-	-	-
Other income and gains, net	59,798	35,296	-	-	3,593	3,881	63,391	39,177
Total	2,828,976	2,211,376	-	-	178,640	117,049	3,007,616	2,328,425
Segment results	178,812	75,907	-	-	(70,324)	(33,230)	108,488	42,677
Unallocated income, net							21,520	110,736
Profit from operating activities							130,008	153,413

3. Other revenue and gains, net

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Other income		
Investment income	2,106	225
Corporate income tax and value-added tax refund	9,943	2,934
Others	41,601	35,106
	53,650	38,265
Gains, net		
Gain on partial disposal of interests in subsidiaries	39,850	-
Others	1,660	339
	41,510	339
	95,160	38,604

4. Finance costs

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Interest on convertible bonds	**1,270**	3,525
Interest on bank loans and other loans wholly repayable within five years	**59,306**	57,428
Interest on other loans	**1,584**	303
	62,160	61,256

5. Profit before tax

Profit before tax was determined after charging the following:

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Depreciation	**290,126**	227,808
Amortisation of intangible assets	**53,672**	52,367

6. Tax

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Current – PRC		
Hong Kong	**150**	663
Mainland China	**89,334**	91,524
Current – Overseas	**–**	1,119
Deferred	**516**	5,295
	90,000	98,601

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

7. Discontinued operations

During the six months ended 30 June 2006, discontinued operations of the Group mainly comprised retail operations. For the corresponding period last year, retail and dairy operations were the major discontinued operations of the Group.

8. Interim dividend

On 13 September 2006, the Board declared an interim dividend of HK10 cents per share (2005: HK10 cents), totalling HK$62,250,000 (2005: HK$62,250,000).

9. Earnings/(loss) per share attributable to shareholders of the Company

The calculation of basic earnings per share amount for the six months ended 30 June 2006 is based on the unaudited profit attributable to shareholders of the Company for the period and the weighted average of 622,500,000 ordinary shares in issue during the period. Basic loss per share amount from continuing operations for the six months ended 30 June 2006 is based on loss from continuing operations attributable to shareholders of the Company for the period and the weighted average of 622,500,000 ordinary shares in issue during the period.

Diluted earnings per share and diluted loss per share from continuing operations for the six months ended 30 June 2006 is the same as basic earnings per share and basic loss per share from continuing operations, respectively, for that period as the exercise of convertible bonds of Beijing Yanjing, share options of the Company and its subsidiaries Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam Software") outstanding during the period had an anti-dilutive effect on the basic earnings per share and basic loss per share from continuing operations for that period.

The calculation of the basic and diluted earnings per share for the six months ended 30 June 2005 is based on the following data:

Earnings:

	For the six months ended 30 June 2005	
	Profit for the period Unaudited *HK$'000*	Profit from continuing operations Unaudited *HK$'000*
Profit attributable to shareholders of the Company, used in the basic earnings per share calculation	326,888	221,299
Interest expense for the period relating to the liability component of the convertible bonds of Beijing Yanjing, net of current tax	2,362	2,362
Decrease in profit for the period of Beijing Yanjing attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(4,875)	(4,875)
Profit attributable to shareholders of the Company, used in the diluted earnings per share calculation	324,375	218,786
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in basic and diluted earnings per share calculations	622,500,000	

The exercise of the outstanding share options of the Company, Beijing Development and Xteam Software, subsidiaries of the Company, during the six months ended 30 June 2005 did not have a diluting effect on the Group's basic earnings per share for the period.

10. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date is as follows:

	30 June 2006 Unaudited *HK$'000*	31 December 2005 Audited *HK$'000*
Within one year	**595,887**	769,933
One to two years	**15,502**	112,168
Two to three years	**12,477**	66,728
Over three years	**18,353**	13,082
	642,219	961,911
Less: Portion classified as current assets	**(630,515)**	(928,709)
Non-current portion	**11,704**	33,202

11. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2006 Unaudited *HK$'000*	31 December 2005 Audited *HK$'000*
Within one year	**476,918**	1,120,017
One to two years	**10,287**	25,677
Two to three years	**11,061**	7,313
Over three years	**16,394**	12,548
	514,660	1,165,555

12. Comparative amounts

Certain comparative amounts have been restated or reclassified, where appropriate, in order to conform to the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Infrastructure and Utilities

Toll Roads

Airport Expressway continued to benefit from the air traffic growth of the Beijing Capital International Airport ("Beijing Airport") and its traffic volume grew by 14.5% to 24.31 million vehicles in the first half of the year. Turnover increased by 19% to HK$214 million and attributable profit to the Group increased by 14% to approximately HK$119 million in the same period. During the period, the Capital Expressway Co., has materialized the investment in 60% controlling stake in the northern extension of the Airport Expressway. The 11.29 kilometer extension will connect the Beijing Jingcheng Highway to the northern gate of the Beijing Airport new passenger terminal. The total investment is approximately RMB1.429 billion and construction to be completed by the end of this month.

The traffic volume of Shenzhen Shiguan Road was being diverted by neighboring new highways and declined by 6.2% to 4.7 million vehicles in the first half of the year. Turnover declined by 3.1% to HK$36.87 million and profit attributable to the Group decreased by 12.5% to HK$8.79 million.

Water Treatment Concession

The attributable profit of Beijing number nine water purification concession to the Group had increased to HK$71.74 million. The Group is actively pursuing investment opportunities in the water sector and intends to raise the weighting of profit contribution from this sector.

Consumer Products

Beer operations

The regional operations of Yanjing Brewery continued to grow at spectacular rate. Overall sales volume of beer operations managed by Yanjing increased 13.6% to 1.67 million tons in the first half of the year. Turnover increased even more by 24.7% to HK$2,676 billion due to full consolidation of the businesses of previously unconsolidated companies, product price increase and higher Renminbi yuan exchange rate. Profit after tax of beer operation increased slightly in the first half of the year mainly due to amortization of sponsorship of the 2008 Beijing Olympic Games.

During the period, the A share listed subsidiary, Beijing Yanjing implemented the A share reform. Upon completion of the reform in May 2006, the Group transferred approximately 79 million shares of Beijing Yanjing to the Tradable Shares Shareholders and incurred a net exceptional loss of approximately HK$233 million. The Group's effective stake in Beijing Yanjing has been reduced to approximately 43.29%.

Winery

Both turnover and operating profit of Shun Sing Winery remained sluggish in the first half of the year mainly due to keen competition in the PRC market.

Retail and Tourism Services

Boosted by buoyant property market and assets appreciation in the PRC, various department stores of Wangfujing achieved record high in sales in the first half of the year. Turnover increased 29.7% to HK$2,917 billion and profit attributable to the Group increased by 283% to HK$45.3 million.

Despite strong rebound in the business of Wangfujing, the Group decided to divest the 50.13% controlling stake in Wangfujing at a consideration of HK$971 million. This major transaction has been approved by independent shareholders of the Company on 29 June 2006 and is now pending for approval from regulatory bodies in the PRC. The Group considered Wangfujing's department stores business is a market oriented business and future returns may not justify for the tremendous management resource required. The proceeds from the disposal of Wangfujing will be deployed mainly for future investments in the utilities sector.

Longqingxia remains the only tourism business in the Group, turnover for the first half of the year 2006 was HK$24.84 million, attributable profit to the Group was HK$250,000. The Group will look for good opportunity to divest Longqingxia and completely withdraw from this business.

Other Business

Information technology was operating under very competitive environment and the Group recorded operating loss of HK$10.06 million. The Company will continue to monitor the performance of non-core assets and endeavor to increase or recognize their value through restructure and divesture.

PROSPECTS

After a series of divestitures in the past three years, the Group has successfully streamlined its assets portfolio. Currently, the Group derives its earnings primarily from toll roads, water treatment concession and beer operations. The Group has transformed itself into a limited diversified conglomerate with focus on infrastructure, utilities and consumer products. All of the core assets are providing steady profits and cashflow to the Group.

Going forward, the Group will actively look for further investment opportunities in infrastructure and utilities sectors in Beijing. We are carefully studying feasibility of new water treatment and toll road projects around the Beijing Airport vicinity. In terms of public utilities development, the Company is particularly keen in exploring the potential investment opportunities in the pipe line gas project in Beijing.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30 June 2006 (2005: HK10 cents). It is expected that the interim dividends are payable on 9 November 2006 to shareholders whose names appear on the Register of Members of the Company on 13 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 11 October 2006, to Friday, 13 October 2006 (both dates inclusive), during which period no transfers of shares will be effected. In order to qualify for interim dividends, all transfer documents, accompanied by relevant share certificates and transfer forms, must be lodged with the Company's Share Registrars, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 10 October 2006.

FINANCIAL REVIEW

I. Analysis of Financial Results

1. Turnover

Net turnover increased by 23.6% to HK$6.36 billion mainly driven by the nationwide expansion plans of Beijing Yanjing and Wangfujing Department Stores of which turnover from continuing operations was HK$3.42 billion, increased 19.7% comparing to the same period last year.

The additional production capacity of Yanjing's regional operations, including Liquan at Guilin, Baotau and Chifeng at Inner Mongolia are generating phenomenal volume growth. In the mean time, certain regional operations including Huiquan at Fujian, Xiandu at Zhejiang and Hengyang at Hunan are turning around their business and further boosted sales volume of the Group's beer operations.

Although turnover contribution from other business were relative small, however, toll road business contributed significantly to the bottom line profit of the Group.

2. *Profit before tax*

(a) *Gross profit margin*

Overall gross profit margin of continuing operations for the period under review was 34.8%, remained stable comparing to corresponding period last year. Product prices of Yanjing improved in general due to higher growth in premium beer and price upward adjustments for certain medium to low end products. Toll roads remained the most profitable business due to their relatively fixed cost structure.

(b) *Gain on deemed disposal of interest in a subsidiary and dilution loss on share reform of Beijing Yanjing*

Gain on deemed disposal of interest in a subsidiary arose due to conversion of very substantial portion of the convertible bonds of Beijing Yanjing by its bondholders in April 2006. Dilution loss was incurred when the Group transferred 79 million non-tradable shares of Beijing Yanjing to the Tradable Shareholders at nil consideration under the requirement of the A Share Reform Plan of Beijing Yanjing.

(c) *Share of results of associates*

Decline by approximately HK$3.8 million mainly due to lower profit contribution from Biosino Bio-Technology and Science Incorporation (Stock code 8247), BMEI Co., Ltd. and Peking University WBL Biotech Co., Ltd.

(d) *Income tax rate*

Effective income tax rate edged up to approximately 68% due to the net exceptional loss from Beijing Yanjing of HK$233 million is not deductible for tax calculation. The effective tax rate, if not taking into account the above net exceptional loss, is comparable with same period last year.

II. Financial Position of the Group

1. ***Capital and Shareholders' Equity***

As at 30 June 2006, the Company has a total of 622,500,000 shares in issue, shareholders' equity decreased by approximately HK$111 million mainly due to payment of final dividend for year 2005. Minority interests increased by approximately HK$740 million mainly to conversion of convertible bonds of Beijing Yanjing and execution of the Yanjing Share Reform Plan

2. ***Borrowings***

The Group's bank and other borrowings amounted to HK$1.874 billion as at 30 June 2006, which mainly comprised short term working capital loans of HK$1.455 billion carried in the PRC subsidiaries. Around 80% of the bank loans were denominated in renminbi and 20% in Hong Kong and US dollars.

3. Bank Deposits

As at 30 June 2006, cash and bank deposits held by the Group amounted to HK$2.46 billion. At present, the Group is in a net cash position and has a strong net working capital of HK$1.449 billion with a current ratio of 1.35. The Group maintains sufficient banking facilities to cope with the needs of its working capital requirements and has plenty of room to gear up its balance sheet should significant investment opportunities arise.

4. Non-current assets classified as held for sale and Relevant Liabilities

These represent the assets and liabilities of Wangfujing Department Store (Group) Limited as at 30 June 2006. Independent shareholders of the Company resolved to sell the controlling interests in Wangfujing in June and the completion of this transaction is pending for the approvals from various PRC regulatory bodies. The attributable profit on disposal of such asset will be recorded once the transaction is legally completed.

III Risk Management

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks.

1. Provision for diminution is made according to Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows;

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises.

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

SUBSEQUENT EVENT

Subsequent to the period ended 30 June 2006, the Company granted 5,900,000 share options to the executive directors and senior management of the Company on 19 July 2006 according to the Share Option Scheme approved by the shareholders on 17 October 2005.

The maximum number of shares which can be issued upon exercise of these options are 5,900,000 shares. The exercise price of HK$12.55 was determined based on the average closing price of the previous five trading days before the date of grant. The options have a contractual life of five years from the date of the grant and will become 80% vested six months from the date of grant. The remaining 20% will be exercisable upon termination of individual employee's employment and upon satisfactory discharge of their responsibilities.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and were approved by the independent non-executive directors to whom share options have not been granted. The estimated fair value of each option granted was HK$5. The financial impact will be accounted for as share-based payments compensation to employees in the subsequent accounting period.

EMPLOYEE INFORMATION

At 30 June, 2006, the Group has 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended on 30 June 2006.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Dr. Lee Tung Hai, Leo (Chairman of Audit Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June, 2006 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website (www.hkex.com.hk) and the Company's website (www.behl.com.hk). The 2006 Interim Report will be dispatched to Shareholders in late September 2006 and will be available at the Stock Exchange's website and the Company's website accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises 11 Executive Directors, namely, Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; five Independent Non- Executive directors, namely, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 13 September 2006

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

CONNECTED TRANSACTION

The Company announces that on 19 October 2006, BJ Treasury and Mr. Xu entered into a subcontracting agreement, pursuant to which, Mr. Xu has been granted by BJ Treasury a right to operate and manage BEES's geothermal business for 3 years commencing from 1 January 2006 to 31 December 2008.

The geothermal business of BEES in the PRC faces difficult situation in recent years. BEES recorded a loss last year due to certain unfavourable factors, including the decline of government subsidy in geothermal business and high initial installation cost of these environmentally energy-saving equipments. As such, to enable the Group to earn stable rate of return and guaranteed positive cashflow during the consolidation phase of the geothermal business, the Company agrees to subcontract BEES' geothermal business to Mr. Xu, who is the founder of the geothermal technology in the PRC and is fully aware of the market operation in the area. Based on the above reasons, the Company considers that the Subcontracting Agreement would be in the best interest of the Company.

BEES is a limited company whose interest is effectively held to 51% by the Company and 49% by Mr. Xu respectively. As Mr. Xu is a substantial shareholder and director of BEES, Mr. Xu is a connected person of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules calculated based on BEES total asset value, net profit and revenue and the consideration under the Subcontracting Agreement are more than 0.1% but less than 2.5%, the entering into of the Subcontracting Agreement constitutes a connected transaction for the Company under Rule 14A.32 and is subject to the reporting and announcement requirements.

THE SUBCONTRACTING AGREEMENT

The Company announces that on 19 October 2006, BJ Treasury and Mr. Xu entered into a subcontracting agreement, pursuant to which, Mr. Xu has been granted by BJ Treasury a right to operate and manage BEES' geothermal business for 3 years commencing from 1 January 2006 to 31 December 2008. During the subcontracting period, Mr. Xu shall be solely responsible for carrying on BEES' business and is empowered to allocate assets and to manage human resources of BEES in the operation of the business. This subcontracting arrangement does not constitute a disposal of BEES or its assets. During the subcontracting period, Mr. Xu shall pay RMB12,516,400 (equivalent to approximately HK$12,035,000) per annum to BJ Treasury as a subcontracting fee to be settled in cash after the end of each year and in all circumstances not later than 31 March, until the expiration of the Subcontracting Agreement and irrespective of the results of BEES.

During the subcontracting period, the Company will not participate in the daily management and operation of BEES' geothermal business. The auditors of the Company, Ernest & Young, has confirmed that according to HKAS Chapter 27, the Company would temporarily lose its control over BEES' geothermal business and BEES will cease to be a subsidiary of the Company during the subcontracting period. Accordingly, results of BEES will not be consolidated into the Company's consolidated financial statements. The yearly subcontracting fee of RMB12,516,400 will be accounted for as income on accrued basis in the Company's consolidated financial statements. The accounting treatment of BEES for 2006-2008 will be as an investment in joint venture at its carrying value of HK$139,019,000.

After the subcontracting period, the Company will resume control over the daily management and operation of BEES' geothermal business. The auditors of the Company has confirmed that at that time, BEES will be accounted for as a subsidiary of the Company after the subcontracting period, and the results of BEES will be consolidated into the Company's consolidated financial statements.

The board of directors of BEES comprise 4 directors. The Company appoints 3 directors and Mr. Xu appoints 1 director. BEES is an equity joint venture company. The composition of the board of directors of BEES will remain unchanged before and after entering the Subcontracting Agreement. According to PRC legal opinion and Notice No. 22 jointly issued by the Ministry of Foreign Trade and Economic Cooperation of the People's Republic of China and State Administration for Industry & Commerce, during the subcontracting period, when deciding the commencement of winding up proceeding and the disposal of assets, the decision-making power will still be vested in the board of directors of BEES.

During the subcontracting period, Mr. Xu shall be solely responsible for the profits and losses of BEES. After the subcontracting period, all shareholders of BEES shall share the profits or bear the losses of BEES.

CONSIDERATION

The subcontracting fee has been arrived at after arm's length negotiations between the parties hereto with reference to 10% of RMB125,164,000, which is BJ Treasury's original invested amount in BEES. Determining the subcontracting fee, based on a percentage ratio on the investment cost is a common and widely accepted method to calculate an annual guarantee rate of return on an investment in the PRC. 10% is the average rate of return on investment of similar size of the Company.

BEES

BEES is a limited company incorporated in the British Virgin Islands. Its principle business activity is investment holding. The principal business activity of the group of BEES including its subsidiaries, BEES(BJ), ESS and Shanxi Energy, is production, sale and installation of heat pumps and geothermal energy systems in the PRC. As at the date of this announcement, BEES' major asset is its 100% equity interest in BEES(BJ), 91.41% equity interest in ESS and 49% equity interest in Shanxi Energy.

The followings are BEES' financial results as adjusted according to HKAS:

	Year ended 31 December			
	2004 (unaudited)		**2005 (unaudited)**	
	RMB'000	*HK$'000*	***RMB'000***	***HK$'000***
Net turnover	243,170	233,817	**88,603**	**85,195**
Profit/(loss) before taxation and minority interest	57,834	55,610	**(56,560)**	**(54,385)**
Profit/(loss) after taxation and minority interest	49,152	47,262	**(45,462)**	**(43,714)**
Net profit/(loss) attributable to shareholders	49,152	47,262	**(45,462)**	**(43,714)**

The unaudited net tangible asset value of BEES as at 31 December 2005 was RMB98,168,000 (equivalent to approximately HK$94,393,000). BEES recorded an unaudited operating loss of RMB2.32 million (approximately HK$2.23 million) for the nine months ended 30th September 2006.

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and BEES.

REASONS FOR THE SUBCONTRACTING AGREEMENT

The geothermal business of BEES in the PRC faces difficult situation in recent years. BEES recorded a loss last year due to certain unfavourable factors, including the decline of government subsidy in geothermal business and high initial installation cost of these environmentally energy-saving equipments. As such, to enable the Group to earn stable rate of return and guaranteed positive cashflow during the consolidation phase of the geothermal business, the Company agrees to subcontract BEES' geothermal business to Mr. Xu, who is the founder of the geothermal technology in the PRC and is fully aware of the market operation in the area. Based on the above reasons, the Company considers that the Subcontracting Agreement would be in the best interest of the Company.

The Directors, including the Independent Non-executive Directors, believe that the terms of the Subcontracting Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The shareholding structure of BEES is set out below:–


Mr. Xu
The Company
100%
49%
BJ Treasury
51%
BEES
93.64
BEESE
100%
49%
91.41%
BEES BJ
Shanxi Energy
ESS

CONNECTED TRANSACTION

BEES is a limited company whose interest is effectively held to 51% by the Company and 49% by Mr. Xu respectively. As Mr. Xu is a substantial shareholder and director of BEES, Mr. Xu is a connected person of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules calculated based on BEES total asset value, net profit and revenue and the consideration under the Subcontracting Agreement are more than 0.1% but less than 2.5%, the entering into of the Subcontracting Agreement constitutes a connected transaction for the Company under Rule 14A.32 and is subject to the reporting and announcement requirements.

DEFINITIONS

For the purposes of this announcement, capitalized terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Subcontracting Agreement"	An agreement dated 19 October 2006 entered into between BJ Treasury and Mr. Xu for the subcontracting of BEES' geothermal business.
"BEES(BJ)"	Beijing Enterprises Ever Source (Beijing) Co., Ltd., a wholly foreign-owned enterprise established in the PRC.
"BEES"	Beijing Enterprises Ever Source Limited, a company incorporated in the British Virgin Islands with limited liability and is effectively held to 49% by Mr. Xu and directly held to 51% by BJ Treasury.
"BEESE"	Beijing Enterprises Ever Source Energy Limited, a company incorporated in the British Virgin Islands with limited liability.
"BJ Treasury"	Beijing Enterprises Treasury Company Limited, a company incorporated in the British Virgin Islands with limited liability and is directly held to 100% by the Company. Its principle business activity is investment holding.

"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. The Group is currently engaged in four major sectors of business activities: infrastructure & utilities, consumer products, retail services and technology
"Director(s)"	the director(s) of the Company
"ESS"	恒有源科技發展有限公司 (Ever Source Scientific and Technology Development Co., Ltd.*), a sino-foreign joint venture established in the PRC
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Non-executive Directors"	the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Xu"	Mr. Xu Shengheng, a director and substantial shareholder of BEES
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement

"RMB"	Renminbi, the lawful currency of the PRC
"Shanxi Energy"	山西能源產業集團科技發展有限公司 (Shanxi Energy Assets Group Co. Ltd.*), a company established in the PRC and is directly held to 49% by BEESE
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

The exchange rate used throughout this announcement (unless otherwise stated) is HK$1.00 = RMB1.04

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 19 October 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Liu Kai; Zheng Wan He; Guo Pu Jin; Zhou Si; E Meng; Zhao Chang Shan; Lei Zhen Gang

Independent Non-executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

* *for identification purposes only*

Please also refer to the published version of this announcement in South China Morning Post.

(16)



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

Stock Code : 392

Interim Report 2006



GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan
Mr. Lei Zhen Gang

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications,
Hong Kong Branch
Calyon, Hong Kong Branch
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:

The Bank of New York

AS AT 13 SEPTEMBER 2006



Beijing Holdings Limited
Other entities, most of which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
52.05%
Beijing Enterprises Holdings Limited#
Stock Code: 392
47.95%
Public Investors
100%
BE Water Production
100%
BE Water Supplies
70%
Weifang BE Water Supplies
96%
Capital Airport Expressway
60%
Capital Airport Expressway Northern Extension
53.08%
Shenzhen Shiguan Road
80%
Yanjing Brewery
54.1%
Yanjing Brewery Company
Stock Code: 000729
Yanjing Huiquan*
Stock Code: 600573
52.37%
Yanjing Guilin Liquan
75.77%
Yanjing Baotou
81.25%
Brewery operations in other cities in China
Varies
51%
Shunxing Winery
50.13%
Wangfujing Department Store*
Stock Code: 600859
55.81%
Beijing Development#
Stock Code: 154
55.05%
Xteam Software π
Stock Code: 8178
97.99%
BE High-Tech
24.5%
Biosino Bio-Tech π
Stock Code: 8247
51%
BE Ever Source
Varies
New Technology Initiatives
Infrastructure & Utilities
Consumer Products
Retail & Others

- * *Listed on The Shanghai Stock Exchange*
- γ *Listed on The Shenzhen Stock Exchange*
- \# *Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")*
- π *Listed on The Growth Enterprise Market of the Hong Kong Stock Exchange*

UNAUDITED INTERIM RESULTS AND INTERIM DIVIDEND

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2006 with the comparative figures in 2005. The consolidated turnover of the Group was HK$6.36 billion for the first half of 2006, increased by 23.6% comparing to the corresponding period of last year of which turnover from continuing operations was HK$3.42 billion, increased by 19.7% comparing to the same period last year. Profit attributable to the shareholders of the Company was HK$13.99 million, declined by 95.7% comparing to the first half of 2005.

Subsequent to the implementation of the share reform plan of Beijing Yanjing Brewery Company Ltd. ("Beijing Yanjing"), the Company recorded a one-off attributable loss of HK$344 million, while an exceptional gain of HK$111 million attributable to the Company was also recorded after investors had exercised most of their outstanding convertible bonds due to the share reform of Beijing Yanjing. The net loss attributable to the Company was approximately HK$233 million. Stripping off the loss of the share reform of Beijing Yanjing and other exceptional items, net profit attributable to shareholders of the Company increased by 14% to HK$242 million mainly driven by strong profit growth of Capital Airport Expressway ("Airport Expressway") and Wangfujing Department Store (Group) Co., Limited ("Wangfujing").

Net profit before exceptional items contributed by each business segment during the period were as follows:

	For the six months ended 30 June 2006	
	Net profit before exceptional items	Proportion
	HK'000	%
Infrastructure	127,700	52.7
Utilities	71,740	29.6
Consumer products	54,600	22.5
Retail & others	(11,860)	(4.8)
	242,180	100

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30 June 2006 (2005: HK10 cents) payable on 9 November 2006 to shareholders whose names appear on the Register of Members of the Company on 13 October 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Infrastructure and Utilities

Toll roads

Airport Expressway continued to benefit from the air traffic growth of the Beijing Capital International Airport ("Beijing Airport") and its traffic volume grew by 14.5% to 24.31 million vehicles in the first half of the year. Turnover increased by 19% to HK$214 million and attributable profit to the Group increased by 14% to approximately HK$119 million in the same period. During the period, the Capital Expressway has materialized the investment in 60% controlling stake in the northern extension of the Airport Expressway. The 11.29 kilometer extension will connect the Beijing Jingcheng Highway to the northern gate of the Beijing Airport new passenger terminal. The total investment is approximately RMB1.429 billion and construction to be completed by the end of this month.

The traffic volume of Shenzhen Shiguan Road was being diverted by neighboring new highways and declined by 6.2% to 4.7 million vehicles in the first half of the year. Turnover declined by 3.1% to HK$36.87 million and profit attributable to the Group decreased by 12.5% to HK$8.79 million.

Water treatment concession

The attributable profit of Beijing number nine water purification concession to the Group had increased to HK$71.74 million. The Group is actively pursuing investment opportunities in the water sector and intends to raise the weighting of profit contribution from this sector.

Consumer Products

Beer operations

The regional operations of Yanjing Brewery continued to grow at spectacular rate. Overall sales volume of beer operations managed by Yanjing increased 13.6% to 1.67 million tons in the first half of the year. Turnover increased even more by 24.7% to HK$2.676 billion due to full consolidation of the businesses of previously unconsolidated companies, product price increase and higher Renminbi yuan exchange rate. Profit after tax of beer operation increased slightly in the first half of the year mainly due to amortization of sponsorship of the 2008 Beijing Olympic Games.

During the period, the A share listed subsidiary, Beijing Yanjing implemented the A share reform. Upon completion of the reform in May 2006, the Group transferred approximately 79 million shares of Beijing Yanjing to the Tradable Shares Shareholders and incurred a net exceptional loss of approximately HK$233 million. The Group's effective stake in Beijing Yanjing has been reduced to approximately 43.29%.

Winery

Both turnover and operating profit of Shun Xing Winery remained sluggish in the first half of the year mainly due to keen competition in the PRC market.

Retail and Tourism Services

Boosted by buoyant property market and assets appreciation in the PRC, various department stores of Wangfujing achieved record high in sales in the first half of the year. Turnover increased 29.7% to HK$2.917 billion and profit attributable to the Group increased by 283% to HK$45.3 million.

Despite strong rebound in the business of Wangfujing, the Group decided to divest the 50.13% controlling stake in Wangfujing at a consideration of HK$971 million. This major transaction has been approved by independent shareholders of the Company on 29 June 2006 and is now pending for approval from regulatory bodies in the PRC. The Group considered Wangfujing's department stores business is a market oriented business and future returns may not justify for the tremendous management resource required. The proceeds from the disposal of Wangfujing will be deployed mainly for future investments in the utilities sector.

Longqingxia remains the only tourism business in the Group, turnover for the first half of the year 2006 was HK$24.84 million, attributable profit to the Group was HK$250,000. The Group will look for good opportunity to divest Longqingxia and completely withdraw from this business.

Other Business

Information technology was operating under very competitive environment and the Group recorded operating loss of HK$10.06 million. The Company will continue to monitor the performance of non-core assets and endeavor to increase or recognize their value through restructure and divesture.

Financial Review

I. Analysis of Financial Results

1. Turnover

Net turnover increased by 23.6% to HK$6.36 billion mainly driven by the nationwide expansion plans of Beijing Yanjing and Wangfujing Department Stores of which turnover from continuing operations was HK$3.42 billion, increased 19.7% comparing to the same period last year.

The additional production capacity of Yanjing's regional operations, including Liquan at Guilin, Baotau and Chifeng at Inner Mongolia are generating phenomenal volume growth. In the mean time, certain regional operations including Huiquan at Fujian, Xiandu at Zhejiang and Hengyang at Hunan are turning around their business and further boosted sales volume of the Group's beer operations.

Although turnover contribution from other business were relative small, toll road business contributed significantly to the bottom line profit of the Group.

2. ***Profit before tax***

(a) Gross profit margin

Overall gross profit margin of continuing operations for the period under review was 34.8%, remained stable comparing to corresponding period last year. Product prices of Yanjing improved in general due to higher growth in premium beer and price upward adjustments for certain medium to low end products. Toll roads remained the most profitable business due to their relatively fixed cost structure.

(b) Gain on deemed disposal of interest in a subsidiary and dilution loss on share reform of Beijing Yanjing

Gain on deemed disposal of interest in a subsidiary arose due to conversion of very substantial portion of the convertible bonds of Beijing Yanjing by its bondholders in April 2006. Dilution loss was incurred when the Group transferred 79 million non-tradable shares of Beijing Yanjing to the Tradable Share Shareholders at nil consideration under the requirement of the A Share Reform Plan of Beijing Yanjing.

(c) Share of results of associates

Decline by approximately HK$3.8 million mainly due to lower profit contribution from Biosino Bio-Technology and Science Incorporation (Stock code 8247), BMEI Co., Ltd. and Peking University WBL Biotech Co., Ltd.

(d) Income tax rate

Effective income tax rate edged up to approximately 68% due to the net exceptional loss from Beijing Yanjing of HK$233 million is not deductible for tax calculation. The effective tax rate, if not taking into account the above net exceptional loss, is comparable with same period last year.

II. Financial Position of the Group

1. Capital and shareholders' equity

As at 30 June 2006, the Company has a total of 622,500,000 shares in issue, shareholders' equity decreased by approximately HK$111 million mainly due to payment of final dividend for year 2005. Minority interests increased by approximately HK$740 million mainly due to conversion of convertible bonds of Beijing Yanjing and execution of the Yanjing Share Reform Plan.

2. Borrowings

The Group's bank and other borrowings amounted to HK$1.874 billion as at 30 June 2006, which mainly comprised short term working capital loans of HK$1.455 billion carried in the PRC subsidiaries. Around 80% of the bank loans were denominated in renminbi and 20% in Hong Kong and US dollars.

3. Bank deposits

As at 30 June 2006, cash and bank deposits held by the Group amounted to HK$2.46 billion. At present, the Group is in a net cash position and has a strong net working capital of HK$1.449 billion with a current ratio of 1.35. The Group maintains sufficient banking facilities to cope with the needs of its working capital requirements and has plenty of room to gear up its balance sheet should significant investment opportunities arise.

4. Non-current assets classified as held for sale and relevant liabilities

These represent the assets and liabilities of Wangfujing as at 30 June 2006. Independent shareholders of the Company resolved to sell the controlling interests in Wangfujing in June and the completion of this transaction is pending for the approvals from various PRC regulatory bodies. The attributable profit on disposal of such asset will be recorded once the transaction is legally completed.

III Risk Management

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks.

1. Provision for diminution is made according to Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows;

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises.

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

Prospects

After a series of divestitures in the past three years, the Group has successfully streamlined its assets portfolio. Currently, the Group derives its earnings primarily from toll roads, water treatment concession and beer operations. The Group has transformed itself into a limited diversified conglomerate with focus on infrastructure, utilities and consumer products. All of the core assets are providing steady profits and cashflow to the Group.

Going forward, the Group will actively look for further investment opportunities in infrastructure and utilities sectors in Beijing. We are carefully studying feasibility of new water treatment and toll road projects around the Beijing Airport vicinity. In terms of public utilities development, the Company is particularly keen in exploring the potential investment opportunities in the pipe line gas project in Beijing.

EMPLOYEE INFORMATION

At 30 June 2006, the Group has 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 13 September 2006

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30 June 2006 (2005: HK10 cents). It is expected that the interim dividends are payable on 9 November 2006 to shareholders whose names appear on the Register of Members of the Company on 13 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 11 October 2006, to Friday, 13 October 2006 (both dates inclusive), during which period no transfers of shares will be effected. In order to qualify for interim dividends, all transfer documents, accompanied by relevant share certificates and transfer forms, must be lodged with the Company's Share Registrars, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 10 October 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2006

	Notes	For the six months ended 30 June 2006 Unaudited HK$'000	2005 Unaudited HK$'000
CONTINUING OPERATIONS:			
TURNOVER	2	3,415,514	2,854,162
Cost of sales		(2,225,507)	(1,851,086)
Gross profit		1,190,007	1,003,076
Interest income		32,928	24,065
Gain on deemed disposal of interest in a subsidiary		139,363	14,498
Other revenue and gains, net	3	95,160	38,604
Selling and distribution costs		(393,335)	(295,907)
Administrative expenses		(398,322)	(306,554)
Dilution loss on share reform of a subsidiary		(429,877)	–
Other operating expenses, net		(48,969)	(22,578)
PROFIT FROM OPERATING ACTIVITIES	4	186,955	455,204
Finance costs	5	(62,160)	(61,256)
Share of profits and losses of:			
Jointly-controlled entities		(922)	(524)
Associates		8,039	11,835
PROFIT BEFORE TAX		131,912	405,259
TAX	6	(90,000)	(98,601)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		41,912	306,658
DISCONTINUED OPERATIONS:			
PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS	7	68,576	109,118
PROFIT FOR THE PERIOD		110,488	415,776

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2006

	Notes	For the six months ended 30 June 2006 Unaudited HK$'000	2005 Unaudited HK$'000
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		(8,242)	221,299
Discontinued operations		22,230	105,589
		13,988	326,888
Minority interests		96,500	88,888
		110,488	415,776
DIVIDEND			
Interim	8	62,250	62,250
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	9		
Basic for profit for the period		HK$0.02	HK$0.53
Basic for profit/(loss) from continuing operations		HK$(0.01)	HK$0.36
Diluted for profit for the period		HK$0.02	HK$0.52
Diluted for profit/(loss) from continuing operations		HK$(0.01)	HK$0.35

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2006

	Notes	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment		7,170,527	8,037,017
Investment properties		301,150	446,820
Prepaid land premiums		257,345	377,320
Goodwill		196,631	275,777
Other intangible assets		1,458,838	1,517,866
Interests in jointly-controlled entities		33,162	182,918
Interests in associates		221,368	248,849
Long term trade receivables	10	11,704	33,202
Other receivables		303,448	313,782
Pledged bank balances		30,082	34,684
Available-for-sale financial assets		460,980	510,037
Deferred tax assets		15,201	67,772
Total non-current assets		10,460,436	12,046,044
Current assets:			
Prepaid land premiums		6,696	12,684
Properties under development		–	322,301
Properties held for sale		–	39,406
Inventories		1,457,680	1,574,923
Amounts due from customers for contract work		14,844	25,238
Trade and bills receivables	10	630,515	928,709
Other receivables		958,249	1,092,481
Investments held for trading		68,571	45,551
Pledged bank balances		17,707	15,557
Cash and cash equivalents		2,412,508	3,508,055
		5,566,770	7,564,905
Assets of a disposal group and non-current assets classified as held for sale	11	3,362,499	19,319
Total current assets		8,929,269	7,584,224
TOTAL ASSETS		19,389,705	19,630,268

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2006

	Notes	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	*12*	**62,250**	62,250
Reserves		**8,207,920**	8,256,191
Proposed dividend		**62,250**	124,500
		8,332,420	8,442,941
Minority interests		**4,805,337**	4,064,052
TOTAL EQUITY		**13,137,757**	12,506,993
Non-current liabilities:			
Bank and other borrowings		**419,625**	373,311
Convertible bonds		**838**	548,785
Other long term liabilities		**13,782**	32,682
Deferred tax liabilities		**28,503**	168,527
Total non-current liabilities		**462,748**	1,123,305
Current liabilities:			
Trade and bills payables	*13*	**514,660**	1,165,555
Amounts due to customers for contract work		**66,850**	48,580
Other payables and accruals		**1,610,847**	1,839,417
Taxes payable		**470,230**	395,132
Bank and other borrowings		**1,454,695**	2,505,132
		4,117,282	5,953,816
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale	*11*	**1,671,918**	46,154
Total current liabilities		**5,789,200**	5,999,970
TOTAL LIABILITIES		**6,251,948**	7,123,275
TOTAL EQUITY AND LIABILITIES		**19,389,705**	19,630,268

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006

	Attributable to shareholders of the Company										
	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve funds Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
At 1 January 2006	62,250	4,839,497	(84,734)	12,332	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
Income for the period recognised directly in equity											
– Exchange realignment	-	-	-	-	(9)	-	-	-	(9)	(23)	(32)
Profit for the period	-	-	-	-	-	-	13,988	-	13,988	96,500	110,488
Total recognised income and expense for the period	-	-	-	-	(9)	-	13,988	-	13,979	96,477	110,456
Capital contribution from minority interests	-	-	-	-	-	-	-	-	-	548,191	548,191
Deemed disposal of interests in subsidiaries	-	-	(27,673)	-	-	(71,142)	98,815	-	-	246,849	246,849
Partial disposal of interests in subsidiaries	-	-	(27)	-	(1,771)	(4,089)	5,887	-	-	13,848	13,848
Interim 2006 dividend	-	-	-	-	-	-	(62,250)	62,250	-	-	-
Final 2005 dividend declared	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(164,080)	(164,080)
Transfer to reserves	-	-	386	-	-	51,378	(51,764)	-	-	-	-
At 30 June 2006	62,250	4,839,497*	(112,048)*	12,332*	162,105*	688,404*	2,617,630*	62,250	8,332,420	4,805,337	13,137,757
At 1 January 2005	62,250	4,839,497	(210,685)	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
Income for the period recognised directly in equity											
– Exchange realignment	-	-	-	-	161	-	-	-	161	307	468
Profit for the period	-	-	-	-	-	-	326,888	-	326,888	88,888	415,776
Total recognised income and expense for the period	-	-	-	-	161	-	326,888	-	327,049	89,195	416,244
Deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	(13,979)	(13,979)
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	(4,618)	(4,618)
Capital contribution from minority interests	-	-	-	-	-	-	-	-	-	43,902	43,902
Acquisition of interests in subsidiaries	-	-	-	-	-	-	-	-	-	431,720	431,720
Disposal of interests in subsidiaries	-	-	(136,328)	-	(3,692)	(19,758)	156,086	-	(3,692)	(357,208)	(360,900)
Goodwill released upon disposal of interests in a subsidiary	-	-	58,914	-	-	-	(58,914)	-	-	-	-
Final 2004 dividend declared	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2005 dividend	-	-	-	-	-	-	(62,250)	62,250	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(75,521)	(75,521)
Transfer to reserves	-	-	16,109	-	-	55,195	(71,304)	-	-	-	-
At 30 June 2005	62,250	4,839,497	(271,990)	-	28,756	656,038	2,703,154	62,250	8,079,955	3,833,590	11,913,545

* These reserve accounts comprise the consolidated reserves of HK$8,207,920,000 (2005: HK$8,256,191,000) in the consolidated balance sheet.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	HK$'000
Net cash inflow from operating activities	**1,243,143**	537,319
Net cash inflow/(outflow) from investing activities	**(446,278)**	52,521
Net cash outflow from financing activities	**(955,235)**	(739,995)
Decrease in cash and cash equivalents	**(158,370)**	(150,155)
Cash and cash equivalents at beginning of period	**3,417,574**	3,507,843
Cash and cash equivalents at end of period	**3,259,204**	3,357,688
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**2,385,080**	2,620,124
Non-pledged time deposits with original maturity of less than three months when acquired	**40,118**	749,813
Less: Bank overdrafts	**(12,690)**	(12,249)
	2,412,508	3,357,688
Cash and bank balances attributable to a disposal group	**846,696**	–
	3,259,204	3,357,688

1. BASIS OF PREPARATION

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2006 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2005.

2. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

(i) From continuing operations

For the six months ended 30 June 2006

	Brewery operations Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Telecommunications and IT related services and products Unaudited HK$'000	Corporate and others Unaudited HK$'000	Elimination Unaudited HK$'000	Consolidated Unaudited HK$'000
Segment revenue							
External sales	2,676,009	250,978	248,208	43,491	196,828	-	3,415,514
Intersegment sales	-	-	-	-	226	(226)	-
Other revenue and gains, net	42,752	765	1,243	7,789	5,379	-	57,928
Total	2,718,761	251,743	249,451	51,280	202,433	(226)	3,473,442
Segment results	252,005	159,742	83,159	(16,661)	(37,571)		440,674
Interest income							32,928
Unallocated revenue and gains, net							176,595
Unallocated expenses							(463,242)
Profit from operating activities							186,955
Finance costs							(62,160)
Share of profits and losses of:							
Jointly-controlled entities							(922)
Associates							8,039
Profit before tax							131,912
Tax							(90,000)
Profit for the period							41,912

2. **SEGMENT INFORMATION** (continued)

(i) **From continuing operations** (continued)

For the six months ended 30 June 2005

	Brewery operations Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Telecom-munications and IT related services and products Unaudited HK$'000	Corporate and others Unaudited HK$'000	Elimination Unaudited HK$'000	Consolidated Unaudited HK$'000
Segment revenue							
External sales	2,146,327	217,913	238,182	66,884	184,856	–	2,854,162
Intersegment sales	–	–	–	–	451	(451)	–
Other revenue and gains, net	32,332	753	–	2,954	2,837	–	38,876
Total	2,178,659	218,666	238,182	69,838	188,144	(451)	2,893,038
Segment results	233,331	144,071	78,359	(1,730)	(26,016)		428,015
Interest income							24,065
Unallocated revenue and gains, net							14,226
Unallocated expenses							(11,102)
Profit from operating activities							455,204
Finance costs							(61,256)
Share of profits and losses of:							
Jointly-controlled entities							(524)
Associates							11,835
Profit before tax							405,259
Tax							(98,601)
Profit for the period							306,658

2. **SEGMENT INFORMATION** (continued)

(ii) **From discontinued operations**

	Retail operations For the six months ended 30 June		Others For the six months ended 30 June		Total For the six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:						
External sales	**2,769,178**	2,176,080	**175,047**	113,168	**2,944,225**	2,289,248
Intersegment sales	**–**	–	**–**	–	**–**	–
Other revenue and gains, net	**59,798**	35,296	**3,593**	3,881	**63,391**	39,177
Total	**2,828,976**	2,211,376	**178,640**	117,049	**3,007,616**	2,328,425
Segment results	**178,812**	75,907	**(70,324)**	(33,230)	**108,488**	42,677
Interest income					**6,829**	6,592
Unallocated revenue and gains, net					**14,691**	104,144
Unallocated expenses					**–**	–
Profit from operating activities					**130,008**	153,413
Finance costs					**(10,850)**	(15,709)
Share of profits and losses of:						
Jointly-controlled entities					**(5,382)**	(5,811)
Associates					**(660)**	2,521
Profit before tax					**113,116**	134,414
Tax					**(44,540)**	(25,296)
Profit for the period					**68,576**	109,118

3. OTHER REVENUE AND GAINS, NET

	Continuing operations For the six months ended 30 June		Discontinued operations For the six months ended 30 June		Consolidated For the six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Other revenue						
Investment income	**2,106**	225	**–**	–	**2,106**	225
Corporate income tax and value-added tax refund	**9,943**	2,934	**–**	–	**9,943**	2,934
Rental income	**112**	254	**21,033**	22,237	**21,145**	22,491
Others	**41,489**	34,852	**42,358**	17,791	**83,847**	52,643
	53,650	38,265	**63,391**	40,028	**117,041**	78,293
Gains, net						
Gain on disposal of interests in subsidiaries	**–**	–	**–**	103,293	**–**	103,293
Gain on partial disposal of interests in subsidiaries	**39,850**	–	**–**	–	**39,850**	–
Others	**1,660**	339	**14,691**	–	**16,351**	339
	41,510	339	**14,691**	103,293	**56,201**	103,632
	95,160	38,604	**78,082**	143,321	**173,242**	181,925

4. PROFIT FROM OPERATING ACTIVITIES

Profit from operating activities was determined after charging the following:

	Continuing operations For the six months ended 30 June		Discontinued operations For the six months ended 30 June		Consolidated For the six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Depreciation	**290,126**	227,808	**39,950**	38,842	**330,076**	266,650
Amortisation of intangible assets	**53,672**	52,367	**525**	–	**54,197**	52,367

5. FINANCE COSTS

	Continuing operations For the six months ended 30 June		Discontinued operations For the six months ended 30 June		Consolidated For the six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Interest on convertible bonds	**1,270**	3,525	**–**	–	**1,270**	3,525
Interest on bank loans and other loans wholly repayable within five years	**59,306**	57,428	**10,220**	15,709	**69,526**	73,137
Interest on other loans	**1,584**	303	**630**	–	**2,214**	303
	62,160	61,256	**10,850**	15,709	**73,010**	76,965

6. TAX

	Continuing operations For the six months ended 30 June		Discontinued operations For the six months ended 30 June		Consolidated For the six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Current – PRC						
Hong Kong	**150**	663	**–**	–	**150**	663
Mainland China	**89,334**	91,524	**42,652**	18,858	**131,986**	110,382
Current – Overseas	**–**	1,119	**–**	–	**–**	1,119
Deferred	**516**	5,295	**1,888**	6,438	**2,404**	11,733
	90,000	98,601	**44,540**	25,296	**134,540**	123,897

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

7. DISCONTINUED OPERATIONS

On 31 March 2006, the Company announced to conditionally dispose of their aggregate 50.13% equity interests in Wangfujing (the listed shares of which are traded on the Shanghai Stork Exchange) (the "Disposal Transaction") by entering into a share transfer agreement with Beijing Enterprises Group Company Limited ("BE Group") through its wholly-owned subsidiaries Beijing Jing Lian Fa Investment Management Centre ("BJLF") and Beijing Enterprises Holdings Investment Management Company Limited ("BEHIM") at a total consideration of RMB1,000,000,000 (approximately HK$970,873,786).

Subsequently, on 1 June 2006, BJLF, BEHIM, BE Group and Beijing Beikong Commercial Investment Limited Company ("Beikong Commercial"), an indirect wholly-owned subsidiary of BE Group, entered into a supplemental agreement, pursuant to which, Beikong Commercial replaced BE Group as the purchaser of the Disposal Transaction.

The Disposal Transaction was approved by the shareholders of the Company at the extraordinary general meeting held on 29 June 2006 and its completion is still subject to approvals by certain government authorities in the PRC.

7. **DISCONTINUED OPERATIONS** (continued)

Wangfujing is principally engaged in the retail business of department stores in the PRC. Retail operations represented a separate business segment of the Group and was solely undertaken by Wangfujing. As at 30 June 2006, Wangfujing was classified as a disposal group held for sale.

During the six months ended 30 June 2006, discontinued operations of the Group mainly comprised retail operations. For the corresponding period last year, the major discontinued operations of the Group were retail and dairy operations.

(a) The results of the discontinued operations for the six months ended 30 June 2006 and 2005 are summarised as follows:

		For the six months ended 30 June	
		2006	2005
		Unaudited	Unaudited
	Notes	**HK$'000**	HK$'000
Turnover	2	**2,944,225**	2,289,248
Other revenue and gains, net	3	**78,082**	143,321
Interest income		**6,829**	6,592
Operating expenses		**(2,899,128)**	(2,285,748)
Profit from operating activities	4	**130,008**	153,413
Finance costs	5	**(10,850)**	(15,709)
Share of profits and losses of:			
Jointly-controlled entities		**(5,382)**	(5,811)
Associates		**(660)**	2,521
Profit before tax from discontinued operations		**113,116**	134,414
Tax:			
Related to loss before tax of the discontinued operations	6	**(44,540)**	(25,296)
Related to gain on disposal of interests in subsidiaries constituting the discontinued operation		**–**	–
		(44,540)	(25,296)
Profit for the period from discontinued operations		**68,576**	109,118

7. **DISCONTINUED OPERATIONS** (continued)

(b) The major classes of assets and liabilities of Wangfujing, the disposal group, as at the balance sheet date are as follows:

	30 June 2006 Unaudited HK$'000
Assets:	
Property, plant and equipment	1,146,816
Investment properties	145,670
Prepaid land premiums	108,325
Goodwill	34,520
Interests in jointly-controlled entities	130,843
Interests in associates	47,606
Available-for-sale financial assets	65,940
Deferred tax assets	45,125
Properties held for sales	341,944
Inventories	125,957
Trade and bills receivables	60,769
Other receivables	221,805
Tax recoverable	24,937
Pledged bank balances	15,546
Cash and cash equivalents	846,696
Assets of a disposal group classified as held for sale	3,362,499
Liabilities:	
Trade and bills payables	(586,392)
Other payables and accruals	(801,908)
Tax payable	(3,705)
Bank and other borrowings	(139,420)
Deferred tax liabilities	(140,493)
Liabilities directly associated with assets of a disposal group classified as held for sale	(1,671,918)
Net assets attributable to the disposal group	1,690,581

7. **DISCONTINUED OPERATIONS** (continued)

(c) The net cash flows of the discontinued operations for the six months ended 30 June 2006 and 2005 are as follows:

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	HK$'000
Net cash inflow/(outflow) from operating activities	**74,643**	(59,926)
Net cash outflow from investing activities	**(80,291)**	(57,309)
Net cash outflow from financing activities	**(388,309)**	(102,955)
Net cash outflow incurred by the discontinued operations	**(393,957)**	(220,190)

(d) Earnings per share from the discontinued operations

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
Basic and diluted, from the discontinued operations	**HK$0.03**	HK$0.17

The calculation of basic earnings per share amounts from the discontinued operations is based on:

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
Profit for the period attributable to shareholders of the Company from the discontinued operations	**HK$22,230,000**	HK$105,589,000
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	622,500,000	622,500,000

8. **INTERIM DIVIDEND**

On 13 September 2006, the Board declared an interim dividend of HK10 cents per share (2005: HK10 cents), totalling HK$62,250,000 (2005: HK$62,250,000).

9. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amount for the six months ended 30 June 2006 is based on the unaudited profit attributable to shareholders of the Company for the period and the weighted average of 622,500,000 ordinary shares in issue during the period. Basic loss per share amount from continuing operations for the six months ended 30 June 2006 is based on loss from continuing operations attributable to shareholders of the Company for the period and the weighted average of 622,500,000 ordinary shares in issue during the period.

Diluted earnings per share and diluted loss per share from continuing operations for the six months ended 30 June 2006 is the same as basic earnings per share and basic loss per share from continuing operations, respectively, for the period as the exercise of convertible bonds of Beijing Yanjing, share options of the Company and its subsidiaries Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam Software") outstanding during the period had either an anti-dilutive effect or no diluting effect on the basic earnings per share and basic loss per share from continuing operations for that period.

The calculation of the basic and diluted earnings per share for the six months ended 30 June 2005 is based on the following data:

Earnings:

	For the six months ended 30 June 2005	
	Profit for the period Unaudited HK$'000	Profit from continuing operations Unaudited HK$'000
Profit attributable to shareholders of the Company, used in the basic earnings per share calculation	326,888	221,299
Interest expense for the period relating to the liability component of the convertible bonds of Beijing Yanjing, net of current tax	2,362	2,362
Decrease in profit for the period of Beijing Yanjing attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(4,875)	(4,875)
Profit attributable to shareholders of the Company, used in the diluted earnings per share calculation	324,375	218,786

Number of ordinary shares:

Weighted average number of ordinary shares in issue during the period used in basic and diluted earnings per share calculations	622,500,000	622,500,000

9. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The exercise of the outstanding share options of the Company, Beijing Development and Xteam Software, subsidiaries of the Company, during the six months ended 30 June 2005 did not have a diluting effect on the Group's basic earnings per share for that period.

10. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date is as follows:

	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Within one year	**595,887**	769,933
One to two years	**15,502**	112,168
Two to three years	**12,477**	66,728
Over three years	**18,353**	13,082
	642,219	961,911
Less: Portion classified as current assets	**(630,515)**	(928,709)
Non-current portion	**11,704**	33,202

11. ASSETS OF A DISPOSAL GROUP AND NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE AND DIRECTLY ASSOCIATED LIABILITIES

	Note	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Assets of a disposal group classified as held for sale	*7(b)*	3,362,499	–
Non-current assets classified as held for sale		–	19,319
Assets of a disposal group and non-current assets classified as held for sale		3,362,499	19,319
Liabilities directly associated with:			
Assets of a disposal group classified as held for sale	*7(b)*	1,671,918	–
Non-current assets classified as held for sale		–	46,154
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale		1,671,918	46,154

The non-current assets classified as held for sale as at 31 December 2005 are certain buildings and prepaid land premium of the Group in Mainland China with net carrying amounts of HK$15,222,000 and HK$4,097,000 at that date, respectively, that are to be sold by the Group at a total cash consideration of approximately HK$76,923,000. A deposit of approximately HK$46,154,000 had been received from the purchaser as at 31 December 2005.

12. SHARE CAPITAL

	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	200,000	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	62,250	62,250

13. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Within one year	476,918	1,120,017
One to two years	10,287	25,677
Two to three years	11,061	7,313
Over three years	16,394	12,548
	514,660	1,165,555

14. CONTINGENT LIABILITIES

	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	–	17,567
Guarantee given for banking facilities granted to a jointly-controlled entity	43,846	43,846
Guarantee given for banking facilities granted to a third party	1,394	–
	45,240	61,413

15. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
Buildings:		
Contracted, but not provided for	104,126	56,413
Plant and machinery:		
Contracted, but not provided for	66,091	91,608
Authorised, but not contracted for	308,799	–
	374,890	91,608
Purchases of available-for-sale financial assets:		
Contracted, but not provided for	–	83,582
Total capital commitments	479,016	231,603

16. EVENT AFTER THE BALANCE SHEET DATE

Subsequent to the period ended 30 June 2006, the Company granted 5,900,000 share options to the executive directors and senior management of the Company on 19 July 2006 according to the Share Option Scheme approved by the shareholders on 17 October 2005.

The maximum number of shares which can be issued upon exercise of these options are 5,900,000 shares. The exercise price of HK$12.55 was determined based on the average closing price of the previous five trading days before the date of grant. The options have a contractual life of five years from the date of the grant and will become 80% vested six months from the date of grant. The remaining 20% will be exercisable upon termination of individual employee's employment and upon satisfactory discharge of their responsibilities.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and were approved by the independent non-executive directors to whom share options have not been granted. The estimated fair value of each option granted was HK$5. The financial impact will be accounted for as share-based payments compensation to employees in the subsequent accounting period.

17. RELATED PARTY TRANSACTIONS

			For the six months ended 30 June	
			2006	2005
			Unaudited	Unaudited
Name of company	**Nature of transaction**	*Notes*	**HK$'000**	HK$'000
Ultimate holding company:				
Beijing Holdings Limited and its associates	Sale of 34.54% equity interests in Beijing Enterprises (Dairy) Limited ("BE Dairy")	*(a)*	–	223,646
	Rental income	*(b)*	333	–
	Rental and related expenses	*(b)*	–	825
Joint venture partners of subsidiaries and their associates:				
Beijing Yanjing Beer Group Company ("Yanjing Beer Group") and its associates	Purchase of bottle labels	*(c)*	33,474	26,567
	Purchase of bottle caps	*(c)*	29,838	28,260
	Import of raw materials	*(d)*	227,145	197,715
	Sales of beer	*(e)*	2,114	3,589
	Canning service fees paid	*(f)*	10,029	9,764
	Comprehensive support service fees paid	*(g)*	7,474	7,323
	Land rent expenses	*(h)*	889	871
	Trademark licensing fees paid	*(i)*	11,570	8,193
	Less: 20% refund for advertising subsidies	*(i)*	(1,947)	(1,804)
San Yuan Group and its associates	Sale of 65.46% equity interests in BE Dairy	*(a)*	–	304,852
China Major Holdings Limited	Acquisition of 49% equity interests in Beijing Ever Source Hot Pumps Co., Ltd ("BEHP")	(j)	14,423	–
Jason New Resources Holdings Limited	Sale of 36.78% equity interests in Beijing Enterprises Ever Source Limited ("BEES")	(k)	99,292	–
Director-controlled corporation:				
王府井東安集團有限公司 (Wangfujing Dongan Group Company Limited)	Rental expenses	*(b)*	721	20,027
Jointly-controlled entity:				
北京王府井洋華堂商業有限公司 (Beijing Wangfujing Yokado Commercial Company Limited)	Rental income	*(b)*	3,623	848

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

17. RELATED PARTY TRANSACTIONS (continued)

Notes:

(a) The considerations were arrived at after arm's length negotiations between the contracting parties with reference to BE Dairy's attributable 55% equity interests in Beijing Sanyuan Foods Co., Ltd's unaudited net assets value as at 31 July 2004 according to PRC Accounting Standard for Business Enterprises and Accounting System for Business Enterprises.

(b) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(c) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(d) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(e) The selling prices of the beer were determined by reference to the then prevailing market rates.

(f) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a pre-agreed profit margin.

(g) Comprehensive support service fees paid included the following:

- a security and canteen services fee which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(h) Land rent expenses were charged at a mutually-agreed amount of RMB1,849,000 per annum.

(i) Trademark licensing fees paid were for the use "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(j) The equity interests in BEHP were acquired at a mutually agreed amount of RMB15,000,000.

(k) The equity interests in BEES were disposed of at a mutually agreed amount of HK$99,291,942.

17. RELATED PARTY TRANSACTIONS (continued)

Compensation of key management personnel of the Group

	For the six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
	HK$'000	HK$'000
Short term employee benefits	4,165	4,629
Post-employment benefits	211	197
Termination benefits	–	–
Share-based payments	–	–
Total compensation paid to key management personnel	4,376	4,826

18. COMPARATIVE AMOUNTS

Certain comparative amounts have been restated or reclassified, where appropriate, in order to conform to the current period's presentation.

DIRECTORS

The directors of the Company during the period were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming (resigned on 27 June 2006)
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan (appointed on 27 June 2006)
Mr. Lei Zhen Gang (appointed on 27 June 2006)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired period of approximately 23 months as at 30 June 2006. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2003, 16 January 2004 and 17 June 2005, respectively, with respective unexpired periods of approximately 5 months, 6 months and 23 months as at 30 June 2006.

As of 30 June 2006, no director had a service contract with the Company which was not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the period.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2006, the interests and short positions of the directors and chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

Long positions in shares of associated corporations

Name of director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	38,898#	0.0035
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738#	0.0116

@ All these associated corporations are indirectly held subsidiaries of the Company

All interests are directly beneficially owned by the directors

Long positions in underlying shares of the Company and an associated corporation

The interests of the directors and chief executive in the share options of the Company or its associated corporation are separately disclosed in the section "Share option schemes" below.

Save as disclosed above, as at 30 June 2006, none of the directors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" and "Share option schemes", at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

An option may not be transferred, is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

Subsequent to the period ended 30 June 2006, the Company granted 5,900,000 share options to the executive directors and senior management of the Company on 19 July 2006 according to the Scheme, which represented approximately 0.95% of the Company's shares in issue as at that date.

The maximum number of shares which can be issued upon exercise of these options are 5,900,000 shares. The exercise price of HK$12.55 was determined based on the average closing price of the previous five trading days before the date of grant. The options have a contractual life of five years from the date of the grant and will become 80% vested six months from the date of grant. The remaining 20% will be exercisable six months from the date of grant, upon termination of individual employee's employment and upon satisfactory discharge of their responsibilities.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and were approved by the independent non-executive directors to whom share options have not been granted. The estimated fair value of each option granted was HK$5. The financial impact will be accounted for as share-based payments compensation to employees in the subsequent accounting period.

SHARE OPTION SCHEMES (continued)

The Company (continued)

The following share options were outstanding under the Scheme as at 13 September 2006:

Name or category of participant	Number of share options		
	At 1 January 2006	At 30 June 2006	At 13 September 2006
Directors			
Mr. Yi Xi Qun	–	–	650,000
Mr. Zhang Hong Hai	–	–	450,000
Mr. Li Fu Cheng	–	–	450,000
Mr. Bai Jin Rong	–	–	450,000
Mr. Liu Kai	–	–	300,000
Mr. Guo Pu Jin	–	–	300,000
Mr. Zhou Si	–	–	300,000
Mr. E Meng	–	–	300,000
Mr. Zhao Chang Shan	–	–	300,000
Mr. Lei Zhen Gang	–	–	300,000
	–	–	3,800,000
Other employees			
In aggregate	–	–	2,100,000
	–	–	5,900,000

Note:

These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The cash consideration paid by each grantee for the options was HK$1.00 per grant of options. The options can be exercised in two portions. The first portion representing 80% of the total number of options granted to a grantee is exercisable at any time after 19 January 2007. The second portion representing the remaining 20% of the total number of options granted to a grantee is exercisable after 19 January 2007 and upon the Company's full satisfaction of performance appraisal at the end of the grantee's contract with the Company. All the options, if not otherwise exercised, will lapse on 18 July 2011.

SHARE OPTION SCHEMES (continued)

Beijing Development

Beijing Development operates a share option scheme (the "Beijing Development Scheme") to give executives and key employees of Beijing Development Group an interest in preserving and maximising shareholders' value in the longer term, to enable Beijing Development and the relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of Beijing Development Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. Beijing Development Scheme became effective on 18 June 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under Beijing Development Scheme is an amount equivalent, upon their exercise, to 10% of the shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in Beijing Development Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under Beijing Development Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of Beijing Development Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of Beijing Development's shares on the Stock Exchange on the date of the offer of the share options; (ii) the average of the closing prices of Beijing Development's shares on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of Beijing Development's shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

Pursuant to Beijing Development Scheme, the following share options were outstanding during the six months ended 30 June 2006:

		Number of share options			
Name or category of participant	*Notes*	**At 1 January 2006**	**Granted during the period**	**Lapsed during the period**	**At 30 June 2006**
Directors of the Company					
Mr. Zhang Hong Hai	*(c)*	–	4,000,000	–	4,000,000
Mr. E Meng	*(a)*	1,600,000	–	(1,600,000)	–
	(b)	1,200,000	–	–	1,200,000
	(c)	–	1,600,000	–	1,600,000
		2,800,000	1,600,000	(1,600,000)	2,800,000
Other employees:					
In aggregate	*(a)*	6,360,000	–	(6,360,000)	–
	(b)	18,900,000	–	(6,300,000)	12,600,000
	(c)	–	25,900,000	–	25,900,000
		25,260,000	25,900,000	(12,660,000)	38,500,000
		28,060,000	31,500,000	(14,260,000)	45,300,000

Notes:

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share and lapsed on 26 June 2006.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share. The options may be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007.

(c) These options were granted on 27 June 2006 at an exercise price of HK$1.00 per share. The closing price of Beijing Development's shares on the Stock Exchange on the trading day immediately prior to the date of the grant of the share options was HK$0.84. The options may be exercised at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 26 June 2011.

31,500,000 share options were granted during the six months ended 30 June 2006. The value of such share options granted are not material to the financial statements of Beijing Development for the period under review. No share options were exercised during the six months ended 30 June 2006. At 30 June 2006, Beijing Development had 45,300,000 share options outstanding under the Beijing Development Scheme, which represented approximately 9.2% of its shares in issue. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 45,300,000 additional ordinary shares of Beijing Development and additional share capital of HK$45,300,000.

SHARE OPTION SCHEMES (continued)

Xteam

Xteam adopted a pre-IPO share option scheme on 30 May 2001 pursuant to which the directors and employees of the Xteam Group may be granted share options to subscribe for shares in Xteam.

Xteam also adopted a post-IPO share option scheme on 21 November 2001 pursuant to which the board of directors of Xteam may, at their discretion, invite any full-time employees of the Xteam Group, including any executive and non-executive directors, and any advisers, consultants of or to any member of the Xteam Group to take up options to subscribe for shares in Xteam.

Pursuant to Xteam's pre-IPO share option scheme and post-IPO share option scheme, the following share options were outstanding during the six months ended 30 June 2006:

		Number of share options			
Name or category of participant	*Notes*	**At 1 January 2006**	**Granted during the period**	**Forfeited during the period**	**At 30 June 2006**
A former employee	*(a)*	50,000,000	–	–	50,000,000
Existing employees	*(b)*	13,500,000	–	(2,200,000)	11,300,000
Advisers and consultants	*(b)*	33,000,000	–	–	33,000,000
		96,500,000	–	(2,200,000)	94,300,000

Notes:

(a) These options were granted to an employee on 14 November 2001 under the pre-IPO share option scheme at an exercise price of HK$0.266 per share. No such share options were exercised during the six months ended 30 June 2006, and the 50,000,000 outstanding pre-IPO share options were forfeited in July 2006 due to the resignation of the employee.

(b) These options were granted on 19 December 2003 under the post-IPO share option scheme at an exercise price of HK$0.14 per share. No such share options were exercised during the six months ended 30 June 2006.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30 June 2006, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Number of ordinary Shares held, capacity and nature of interest			Percentage of the
Name	Directly beneficially owned	Others	Total	Company's issued share capital
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
Beijing Enterprises Investments Limited ("BEIL")	223,950,000	100,050,000[(a)]	324,000,000	52.05%
Beijing Holdings Limited ("BHL")	–	324,000,000[(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	65,284,500	45,717,018[(c)]	111,001,518	17.83%
JPMorgan Chase & Co.	–	48,057,923[(d)]	48,057,923	7.72%

Notes:

(a) The interest disclosed includes the Shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the Shares owned by Modern Orient Limited.

(b) The interest disclosed includes the Shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the Shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes 5,434,000 Shares held as an investment manager and 40,283,018 Shares held as a person having a security interest in the Shares.

(d) The interest disclosed includes 16,414,000 Shares held as an investment manager and 31,643,923 Shares held as a custodian corporation/approved lending agent.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES (continued)

Short positions:

Name	Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Beneficially owned	Others	Total	
BEIL	60,000,000	–	60,000,000	9.64%
BHL	–	60,000,000[(a)]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	1,540,683	22,599,455[(b)]	24,140,138	3.88%

Notes:

(a) The interest disclosed includes the Shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the Shares owned by BEIL.

(b) Person having a security interest in the Shares.

Lending pool:

Name	Number of ordinary Shares held	Percentage of the Company's issued share capital
JPMorgan Chase & Co.	31,643,923	5.08%

Save as disclosed above, as at 30 June 2006, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the period are set out in note 19 to the condensed consolidated interim financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (ii) in accordance with the terms of the agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iii) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Dr. Lee Tung Hai, Leo (Chairman of Audit Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June 2006 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

REMUNERATION COMMITTEE

The Company established its remuneration committee (the "Remuneration Committee") in 2005 with a majority of members thereof being independent non-executive directors. The existing Remuneration Committee comprises an executive director and vice president of the Company, Mr. Liu Kai, and two independent non-executive directors, namely, Dr. Lee Tung Hai, Leo and Mr. Wu Jiesi (Chairman of the Remuneration Committee).

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure in relation to the remuneration of Directors and senior management and reviewing the specific remuneration packages of all executive directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.

CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended on 30 June 2006.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 of the Listing Rules throughout the review period.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website *(www.hkex.com.hk)* and the Company's website *(www.behl.com.hk)*. The 2006 Interim Report will be dispatched to Shareholders in late September 2006 and will be available at the Stock Exchange's website and the Company's website accordingly.

刊登中期業績及中期報告

本期業績公佈已刊載於香港聯合交易所有限公司(「聯交所」)之網站*(www.hkex.com.hk)*及本公司網站*(www.behl.com.hk)*上。二零零六年中期報告將於二零零六年九月下旬寄發予各股東,並於適當時候在聯交所及本公司之網站上刊載。

本公司致力確保高水平之公司管治及透明度，董事相信這將促進本集團整體營運之效率，並使本集團更具市場競爭力，藉以提高股東之投資價值。於回顧期內，本集團已採納一系列公司管治措施，藉以確保有效之內部監控制度及適當地授權。

審核委員會

本公司審核委員會由三位獨立非執行董事李東海博士（審核委員會主席）、王憲章先生及武捷思先生組成，主要責任包括審查及監察本公司之財政匯報程序及內部運作監控。本公司的審核委員會已審閱截至二零零六年六月三十日止六個月的未經審核中期業績，認為編製有關業績已採用適合的會計政策，並已作出足夠的披露。

薪酬委員會

本公司已於二零零五年成立其薪酬委員會（「酬金委員會」），其大多數成員為獨立非執行董事。現時之薪酬委員會由本公司執行董事兼副總裁劉凱先生及兩名獨立非執行董事李東海博士及武捷思先生（薪酬委員會主席）組成。

酬金委員會之主要職責包括就本公司有關董事及高級管理人員薪酬之政策及架構向董事會提供建議，並參照董事會不時議決之企業目標及宗旨審閱所有執行董事及高級管理人員之特別酬金組合。

企業管治及遵守企業管治常規守則

本公司致力於建立及維持高標準之企業管治。除以下披露的偏離情況外，本公司於截至二零零六年六月三十日止六個月期間一直遵守上市規則附錄十四《企業管治常規守則》所載的守則條文（「守則條文」）。

本公司之非執行董事（均為獨立非執行董事）並無特定任期，因此偏離守則條文第A.4.1條的規定。然而，鑒於彼等須按本公司的組織章程細則輪值告退，本公司認為已有足夠措施確保本公司的企業管治水平不會遜於守則條文。

遵守董事進行股份交易的標準守則

董事在回應本公司作出的特定查詢時確認，彼等於回顧期間內一直遵守載於上市規則附錄十之董事進行股份交易的標準守則所列的指定標準。

關連交易及持續關連交易

本集團於期內進行之關連交易及持續關連交易已載於簡明綜合中期財務報表附註19。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常業務中按一般商業條款，或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款進行；(ii)根據監管該等交易之協議條款，按對本公司股東整體利益而言乃屬公平合理之條款進行；及(iii)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內。

具備足夠流通量

根據公眾可取得之本公司資料，及就董事所知，於本報告日期，本公司已發行總股本至少25%由公眾持有。

購買、出售及贖回本公司的上市證券

本公司或其任何附屬公司於截至二零零六年六月三十日止六個月內概無購買、出售或贖回任何本公司之上市證券。

主要股東及其他人士於股份及相關股份之權益(續)

淡倉:

名稱	持有之普通股數目、身分及權益性質			佔本公司已發行股本百分比
	實益擁有	其他	合計	
北企投資	60,000,000	–	60,000,000	9.64%
京泰集團	–	60,000,000[a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	1,540,683	22,599,455[b]	24,140,138	3.88%

附註:

(a) 所披露之權益包括由北企投資擁有之股份。京泰集團(北企投資之控股公司)被視為擁有北企投資所擁有股份之權益。

(b) 對股份持有保證權益的人士。

可供借出的股份:

名稱	持有之普通股數目	佔本公司已發行股本百分比
JPMorgan Chase & Co.	31,643,923	5.08%

除上文所述者外,於二零零六年六月三十日,概無其他人士(本公司之董事除外,其權益已列於上文「董事及最高行政人員於股份及相關股份之權益及淡倉」一節)於根據證券及期貨條例第336節規定所存置之記錄冊中記錄於本公司股份或相關股份之權益或淡倉。

主要股東及其他人士於股份及相關股份之權益

於二零零六年六月三十日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

好倉：

名稱	持有之普通股數目、身分及權益性質			佔本公司已發行股本百分比
	直接實益擁有	其他	合計	
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
北京企業投資有限公司（「北企投資」）	223,950,000	100,050,000[(a)]	324,000,000	52.05%
京泰實業（集團）有限公司（「京泰集團」）	–	324,000,000[(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	65,284,500	45,717,018[(c)]	111,001,518	17.83%
JPMorgan Chase & Co.	–	48,057,923[(d)]	48,057,923	7.72%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北企投資直接持有100%權益，因此，北企投資被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資，為一間由京泰集團間接持有72.72%權益之公司，因此，京泰集團被視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括5,434,000股作為投資經理所持有之股份及40,283,018股作為對股份持有保證權益的人士所持有之股份。

(d) 所披露之權益包括16,414,000股作為投資經理所持有之股份及31,643,923股作為保管人法團／核准借出代理人所持有之股份。

購股權計劃（續）

衡浪平台

衡浪平台於二零零一年五月三十日採納一項首次公開招股前購股權計劃，據此，衡浪平台集團之董事及僱員可獲授可認購衡浪平台股份的購股權。

衡浪平台亦於二零零一年十一月二十一日採納一項首次公開招股後購股權計劃，據此，衡浪平台董事會可酌情邀請衡浪平台集團任何全職僱員（包括衡浪平台集團任何成員公司之任何執行及非執行董事），以及任何諮詢人及顧問，接受可認購衡浪平台股份的購股權。

根據衡浪平台首次公開招股前計劃及衡浪首次公開招股後計劃，下列購股權於截至二零零六年六月三十日止六個月尚未行使：

		購股權數目			
參與者姓名或類別	*附註*	於二零零六年一月一日	期內授出	期內失效	於二零零六年六月三十日
一名前僱員	*(a)*	50,000,000	–	–	50,000,000
現職僱員	*(b)*	13,500,000	–	(2,200,000)	11,300,000
諮詢人及顧問	*(b)*	33,000,000	–	–	33,000,000
		96,500,000	–	(2,200,000)	94,300,000

附註：

(a) 該等購股權於二零零一年十一月十四日按首次公開招股前購股權計劃授出予一名僱員，每股行使價為0.266港元。截至二零零六年六月三十日止六個月，概無該等購股權獲行使，而尚未行使之50,000,000股首次公開招股前購股權因該名僱員離職而已於二零零六年七月失效。

(b) 該等購股權於二零零三年十二月十九日按首次公開招股後購股權計劃授出，每股行使價為0.14港元。截至二零零六年六月三十日止六個月，概無該等購股權獲行使。

購股權計劃（續）

北京發展（續）

截至二零零六年六月三十日止六個月內，按北京發展計劃尚未行使之購股權如下：

參與者姓名及類別	附註	購股權數目 於二零零六年一月一日	期內授出	期內失效	於二零零六年六月三十日
本公司董事					
張虹海先生	*(c)*	–	4,000,000	–	4,000,000
鄂　萌先生	*(a)*	1,600,000	–	(1,600,000)	–
	(b)	1,200,000	–	–	1,200,000
	(c)	–	1,600,000	–	1,600,000
		2,800,000	1,600,000	(1,600,000)	2,800,000
其他僱員：					
合計	*(a)*	6,360,000	–	(6,360,000)	–
	(b)	18,900,000	–	(6,300,000)	12,600,000
	(c)	–	25,900,000	–	25,900,000
		25,260,000	25,900,000	(12,660,000)	38,500,000
		28,060,000	31,500,000	(14,260,000)	45,300,000

附註：

(a) 該等購股權於二零零一年六月十九日授出，每股行使價為1.13港元，並已於二零零六年六月二十六日失效。

(b) 該等購股權於二零零二年一月十八日授出，每股行使價為1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日失效。

(c) 該等購股權於二零零六年六月二十七日授出，每股行使價為1.00港元。北京發展之股份於緊接該等購股權授出日期前於聯交所之收市價為0.84港元。該等購股權可於二零零六年六月二十七日起任何時間內行使，除已行使之購股權外，所有購股權將在二零一一年六月二十六日失效。

於二零零六年六月三十日止六個月內已授出31,500,000份購股權。授出該等購股權之價值於回顧期內對北京發展之財務報表並無重大影響。截至二零零六年六月三十日止六個月內概無購股權獲行使。於二零零六年六月三十日，北京發展按北京發展計劃授出而尚未行使之購股權為45,300,000份，佔其已發行股份約9.2%。倘餘下之購股權獲悉數行使，按照北京發展現時之股本結構，將導致為本公司需額外發行45,300,000股普通股，其額外股本為45,300,000港元。

購股權計劃（續）

北京發展

北京發展設立之購股權計劃（「北京發展計劃」），目的為推使北京發展集團之行政人員及主要僱員保持並提高股東之長遠利益，為北京發展及有關附屬公司吸納及保留具經驗及技能之僱員，並為僱員未來貢獻作出獎賞。合資格北京發展計劃參與者包括北京發展及其附屬公司之執行董事及僱員。北京發展計劃於二零零一年六月十八日生效，除另作取消或修訂外，否則於該日起十年內有效。

現時按北京發展計劃所授之未行使購股權經行使後之數目最多相等於北京發展在任何時間內發行股份之10%。可發行予北京發展計劃內之每位合資格者之股份數目最多為當時按北京發展計劃已發行及可發行之股份總數25%。

承授人可於授出購股權建議日期起二十八天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使時期由董事會決定，在某段取得行使權的時期起生效，及在接納購股權建議之日期起五年內或北京發展計劃之到期日（以較早者為準）終止。

購股權之行使價由董事釐定，惟不可低於以下三者之最高者：(i)北京發展股份於授出購股權日期在聯交所所報之收市價；(ii)北京發展股份於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價；及(iii)北京發展股份之面值。

購股權之持有人無權獲派股息或於股東大會上投票。

購股權計劃(續)

本公司(續)

以下是根據該計劃授出而於二零零六年九月十三日尚未行使之購股權:

參與者姓名或類別	購股權數目 於二零零六年 一月一日	 於二零零六年 六月三十日	 於二零零六年 九月十三日
董事			
衣錫群先生	–	–	650,000
張虹海先生	–	–	450,000
李福成先生	–	–	450,000
白金榮先生	–	–	450,000
劉　凱先生	–	–	300,000
郭普金先生	–	–	300,000
周　思先生	–	–	300,000
鄂　萌先生	–	–	300,000
趙長山先生	–	–	300,000
雷振剛先生	–	–	300,000
	–	–	3,800,000
其他僱員			
合計	–	–	2,100,000
	–	–	5,900,000

附註:

於二零零六年七月十九日授出之購股權行使價為本公司股份每股12.55港元。各承授人就該等購股權所支付之現金代價為每份授出購股權1.00港元。該等購股權可分為兩部分行使。首部分(佔授予承授人購股權總數之80%)可於二零零七年一月十九日後任何時間內行使。第二部分(佔授予承授人購股權總數剩餘之20%)可於二零零七年一月十九日後,當承授人任職期滿及述職滿意時行使。所有購股權如不獲行使,將在二零一一年七月十八日失效。

董事購入股份或債券之權利

除上述者及於「董事及最高行政人員於股份及相關股份之權益及淡倉」及「購股權計劃」披露者外，於期內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利、彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

購股權計劃

本公司

本公司設有一項購股權計劃（「該計劃」），旨在向曾對本集團成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員（包括執行董事）按每份購股權1港元之價格，接納可認購本公司普通股之購股權。該項計劃於二零零五年十月十七日生效，除非該計劃另行取消或修訂，否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份總數之10%。每名合資格承授人於任何十二個月期間因行使獲授之已經及尚未行使購股權而已經或將會發行之股份總數，不得超過已發行股份1%。

購股權不得轉讓，屬承授人個人所有。購股權可以全面或部份行使，或可視為全面或部份行使（視乎情況而定）。

於二零零六年六月三十日結算日後，本公司曾於二零零六年七月十九日根據該計劃向本公司執行董事及高級管理人員授出5,900,000股購股權，佔本公司於該日之已發行股份約0.95%。

倘若授出之購股權獲悉數行使，本公司須發行最多5,900,000股股份。授出之購股權行使價為本公司股份每股12.55港元，即授出日前五個交易日股份收市價之平均價。授出之購股權於授出日後五年內有效，首80%可於授出日後六個月行使。剩餘之20%可於授出日後六個月，當承授人任職期滿及述職滿意時行使。

授出購股權予執行董事已獲獨立非執行董事批准，符合上市規則第17.04條的規定。本公司並無向獨立非執行董事授出購股權。授出之購股權每股公平市值約為5港元。授出購股權將以等同向員工發放薪俸的計算方法，於結算日後的會計期間反映對本公司的財務影響。

董事於合約之權益

期內，董事概無於本公司、其任何控股公司、附屬公司及同系附屬公司訂立而對本集團業務屬重大之任何合約中直接或間接擁有重大權益。

董事及最高行政人員於股份及相關股份之權益及淡倉

於二零零六年六月三十日，董事及最高行政人員根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份及相關股份之權益及淡倉：

於相聯法團股份之好倉

董事名稱	相聯法團名稱	持有普通股數目	佔相聯法團之已發行股本百分比
李福成先生	北京燕京啤酒股份有限公司@	38,898#	0.0035
鄭萬河先生	北京王府井百貨（集團）股份有限公司@	45,738#	0.0116

@ 上述所有相關法團均為本公司之間接附屬公司

\# 所有權益均由董事直接實益擁有

於本公司及一間相聯法團的相關股份之好倉

董事及最高行政人員於本公司或一間相聯法團購股權之權益已於下文「購股權計劃」一節披露。

除上述者外，於二零零六年六月三十日，概無董事登記有本公司或其任何相聯法團之股份、相關股份之權益或淡倉，而須根據證券及期貨條例352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

董事

本公司於本期間之董事如下:

執行董事:

衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
郭迎明先生 (於二零零六年六月二十七日辭任)
劉　凱先生*(副總裁)*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*(副總裁)*
趙長山先生 (於二零零六年六月二十七日獲委任)
雷振剛先生 (於二零零六年六月二十七日獲委任)

獨立非執行董事:

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

董事之服務合約

衣錫群先生與本公司訂立服務合約,為期五年,由二零零三年六月一日起計,於二零零六年六月三十日尚餘二十三個月屆滿。於二零零四年二月一日前訂立之此服務合約獲豁免遵守由二零零四年二月一日起生效之香港聯合交易所有限公司證券上市規則(「上市規則」)第13.68條項須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約,分別自二零零三年十二月三日、二零零四年一月十六日及二零零五年六月十七日起計為期三年,於二零零六年六月三十日時分別尚餘約5個月、6個月及23個月屆滿。

於二零零六年六月三十日,所有董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

17. 關連人士交易（續）

本集團主要管理人員之補償

	截至六月三十日止六個月	
	二零零六年	二零零五年
	未經審核	未經審核
	千港元	千港元
短期僱員福利	4,165	4,629
僱用後之福利	211	197
離職福利	–	–
股權付款	–	–
支付主要管理人員之總補償	4,376	4,826

18. 比較金額

若干比較金額已經重列或重新分類（倘適用）以符合本期間之呈報方式。

17. 關連人士交易（續）

附註：

(a) 有關代價乃經訂約方參照中國企業會計準則及企業會計制度下北京企業食品應佔北京三元食品股份有限公司於二零零四年七月三十一日之未經審核資產淨值之55%權益經公平磋商後釐定。

(b) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(c) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(d) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購，此乃由於本集團於啤酒生產方面並無可自行從海外供應商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(e) 啤酒之售價乃參照當時市場價格釐定。

(f) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加預先協定之利潤率之價格收取。

(g) 所付綜合支援服務費用包括下列各項：

- 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租值釐定。

(h) 租地費用乃按相互協定的數額每年人民幣1,849,000元收取。

(i) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每噸人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

(j) 永源熱泵之股本權益以相互議定之金額人民幣15,000,000元獲收購。

(k) 北控恒有源之股本權益以相互議定之金額99,291,942港元獲出售。

17. 關連人士交易

公司名稱	交易性質	附註	截至六月三十日止六個月 二零零六年 未經審核 千港元	二零零五年 未經審核 千港元
最終控股公司:				
京泰實業(集團)有限公司及其聯營公司	出售北京企業(食品)有限公司(「北京企業食品」)34.54%股權	*(a)*	–	223,646
	租金收入	*(b)*	333	–
	租金及有關費用	*(b)*	–	825
附屬公司之合資夥伴及其聯營公司:				
北京燕京啤酒集團公司(「燕京啤酒集團」)及其聯營公司	購買瓶身標籤	*(c)*	33,474	26,567
	購買瓶蓋	*(c)*	29,838	28,260
	進口原材料	*(d)*	227,145	197,715
	銷售啤酒	*(e)*	2,114	3,589
	已付罐裝服務費用	*(f)*	10,029	9,764
	已付綜合支援服務費用	*(g)*	7,474	7,323
	租地費用	*(h)*	889	871
	已付商標特許權費用	*(i)*	11,570	8,193
	減:退回20%之廣告補助	*(i)*	(1,947)	(1,804)
三元集團及其聯營公司	出售北京企業食品65.46%股權	*(a)*	–	304,852
中慶集團有限公司	收購北京永源熱泵有限責任公司(「永源熱泵」)49%股本權益	(j)	14,423	–
Jason New Resources Holdings Limited	出售北控恒有源有限公司(「北控恒有源」)36.78%股本權益	(k)	99,292	–
董事控制公司:				
王府井東安集團有限公司	租金開支	*(b)*	721	20,027
共同控制公司:				
北京王府井洋華堂商業有限公司	租金收入	*(b)*	3,623	848

董事會認為,上述交易乃本集團於日常業務中進行。

15. 資本承擔

本集團於結算日時有以下之資本承擔：

	二零零六年六月三十日 未經審核 千港元	二零零五年十二月三十一日 經審核 千港元
樓宇：		
已訂約但未撥備	104,126	56,413
廠房及機器：		
已訂約但未撥備	66,091	91,608
已批准但未訂約	308,799	–
	374,890	91,608
購買可供出售財務資產：		
已訂約但未撥備	–	83,582
資本承擔總額	479,016	231,603

16. 結算日後事項

於二零零六年六月三十日結算日後，本公司曾於二零零六年七月十九日，根據股東於二零零五年十月十七日批准之購股權計劃，向本公司執行董事及高級管理人員授出5,900,000份購股權。

倘若授出之購股權獲悉數行使，本公司須發行最多5,900,000股股份。授出之購股權行使價為每股12.55港元，即授出日前五個交易日股份收市價之平均價。授出之購股權於授出日後五年內有效，首80%可於授出日後六個月行使。剩餘之20%可於當承授人任職期滿及述職滿意時行使。

授出購股權予執行董事已獲獨立非執行董事批准，符合上市規則第17.04條的規定。本公司並無向獨立非執行董事授出購股權。授出之購股權每股公平市值約為5港元。授出購股權將以等同向員工發放薪俸的計算方法，於結算日後的會計期間披露對本公司的財務影響。

13. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	二零零六年 六月三十日 未經審核 千港元	二零零五年 十二月三十一日 經審核 千港元
一年內	476,918	1,120,017
一至兩年	10,287	25,677
兩至三年	11,061	7,313
三年以上	16,394	12,548
	514,660	1,165,555

14. 或然負債

	二零零六年 六月三十日 未經審核 千港元	二零零五年 十二月三十一日 經審核 千港元
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	–	17,567
就授予一間共同控制實體銀行融資額度作出之擔保	43,846	43,846
就授予一第三方銀行融資額度作出之擔保	1,394	–
	45,240	61,413

11. 列為持作出售之出售集團資產與非流動資產以及直接關聯之負債

	附註	二零零六年六月三十日 未經審核 千港元	二零零五年十二月三十一日 經審核 千港元
列為持作出售之出售集團資產	7(b)	3,362,499	–
列為持作出售之非流動資產		–	19,319
列為持作出售之出售集團資產及非流動資產		3,362,499	19,319
直接關聯之負債：			
列為持作出售之出售集團資產	7(b)	1,671,918	–
列為持作出售之非流動資產		–	46,154
與列為持作出售之出售集團資產及非流動資產直接關聯之負債		1,671,918	46,154

於二零零五年十二月三十一日，列為持作出售之非流動資產為本集團於中國大陸之若干樓宇及預付土地租金，於該日之賬面淨值分別為15,222,000港元及4,097,000港元，本集團將以為現金代價約76,923,000港元出售。本集團於二零零五年十二月三十一日收取買方按金約46,154,000港元。

12. 股本

	二零零六年六月三十日 未經審核 千港元	二零零五年十二月三十一日 經審核 千港元
法定股本：		
2,000,000,000 股每股面值0.10 港元之普通股	200,000	200,000
已發行及繳足股本：		
622,500,000 股每股面值0.10 港元之普通股	62,250	62,250

9. 本公司股東應佔每股盈利／(虧損)(續)

於截至二零零五年六月三十日止六個月行使本公司及本公司附屬公司北京發展及衡浪平台之未行使購股權並不會對本集團於該期間之每股基本盈利造成攤薄影響。

10. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及所經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

本集團應收貿易賬款及應收票據於結算日之賬齡分析如下：

	二零零六年六月三十日未經審核千港元	二零零五年十二月三十一日經審核千港元
一年內	595,887	769,933
一至兩年	15,502	112,168
兩至三年	12,477	66,728
三年以上	18,353	13,082
	642,219	961,911
減：列作流動資產部份	(630,515)	(928,709)
非流動部份	11,704	33,202

9. 本公司股東應佔每股盈利／（虧損）

截至二零零六年六月三十日止六個月之每股基本盈利金額乃根據期間之未經審核本公司股東應佔溢利以及期間已發行之普通股加權平均股數622,500,000股計算。於截至二零零六年六月三十日止六個月之來自持續經營業務之每股基本虧損金額乃基於本公司股東應佔持續經營業務之虧損及本期間內已發行622,500,000股普通股加權平均數計算。

由於於本期間內行使北京燕京可換股債券、本公司及其附屬公司北京發展（香港）有限公司（「北京發展」）及衡浪平台軟件國際有限公司（「衡浪平台」）之未行使購股權對該期間來自持續經營業務之每股基本盈利及每股基本虧損造成反攤薄影響或不會造成攤薄影響，故於截至二零零六年六月三十日止六個月來自持續經營業務之每股攤薄盈利及每股攤薄虧損分別與該期間來自持續經營業務之每股基本盈利及每股基本虧損相同。

截至二零零五年六月三十日止六個月之每股基本及攤薄盈利乃根據以下數據計算：

盈利：	截至二零零五年六月三十日止六個月 期間溢利 未經審核 千港元	 來自持續經營業務之溢利 未經審核 千港元
用作計算每股基本盈利之本公司股東應佔溢利	326,888	221,299
扣除即期稅項後，燕京之可換投債券之債務部份涉及之本期間開支	2,362	2,362
假使悉數行使北京燕京發行之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本期間本集團應佔燕京啤酒溢利	(4,875)	(4,875)
用作計算每股攤薄盈利之本公司股東應佔溢利	324,375	218,786
普通股數目：		
用作計算每股基本及攤薄盈利之本期間已發行普通股之加權平均數	622,500,000	622,500,000

7. 已終止經營業務(續)

(c) 在截至二零零六年及二零零五年六月三十日止六個月之已終止經營業務之現金流量淨額如下:

	截至六月三十日止六個月	
	二零零六年	二零零五年
	未經審核	未經審核
	千港元	千港元
經營業務現金流入/(流出)淨額	74,643	(59,926)
投資活動現金流出淨額	(80,291)	(57,309)
融資活動現金流出淨額	(388,309)	(102,955)
來自已終止經營業務之現金流出淨額	(393,957)	(220,190)

(d) 已終止經營業務每股盈利

	截至六月三十日止六個月	
	二零零六年	二零零五年
	未經審核	未經審核
已終止經營業務,基本及攤薄	0.03港元	0.17港元

來自已終止經營業務之每股基本盈利乃根據以下數據計算:

	截至六月三十日止六個月	
	二零零六年	二零零五年
	未經審核	未經審核
來自已終止經營業務之本期間本公司股東應佔溢利	22,230,000港元	105,589,000港元
用作計算每股基本盈利之本期間已發行普通股之加權平均數	622,500,000	622,500,000

8. 中期股息

於二零零六年九月十三日,本公司董事會宣派中期股息每股10港仙(二零零五年:10港仙),合共6,225萬港元(二零零五年:6,225萬港元)。

7. 已終止經營業務(續)

(b) 出售組別王府井於結算日之主要資產及負債類別如下:

	二零零六年 六月三十日 未經審核 千港元
資產:	
物業、廠房及設備	1,146,816
投資物業	145,670
預付土地租金	108,325
商譽	34,520
於共同控制公司之權益	130,843
於聯營公司之權益	47,606
可供出售財務資產	65,940
遞延稅項資產	45,125
持作出售之物業	341,944
存貨	125,957
應收貿易賬項及應收票據	60,769
其他應收款項	221,805
可收回稅項	24,937
已抵押銀行存款	15,546
現金及現金等價物	846,696
列為持作出售之出售組別資產	3,362,499
負債:	
應付貿易賬款及應付票據	(586,392)
其他應付款項及應計款項	(801,908)
應付稅項	(3,705)
銀行及其他貸款	(139,420)
遞延稅項負債	(140,493)
列為與持作出售之出售組別資產直接有關聯之負債	(1,671,918)
出售組別應佔資產淨值	1,690,581

7. 已終止經營業務(續)

王府井主要在中國經營百貨公司零售業務。零售業務為本集團之獨立分類業務,並由王府井獨立承擔。於二零零六年六月三十日,王府井被分類為持作出售組別。

於截至二零零六年六月三十日止六個月,本集團之已終止經營業務主要由零售業務組成。去年同期,本集團之主要已終止經營業務為零售業務及奶製品業務。

(a) 以下概述在截至二零零六年及二零零五年六月三十日止六個月之已終止經營業務之業績:

		截至六月三十日止六個月	
		二零零六年	二零零五年
		未經審核	未經審核
	附註	千港元	千港元
營業額	2	2,944,225	2,289,248
其他收入及收益淨額	3	78,082	143,321
利息收入		6,829	6,592
經營費用		(2,899,128)	(2,285,748)
經營業務溢利	4	130,008	153,413
財務費用	5	(10,850)	(15,709)
佔下列公司盈虧:			
共同控制公司		(5,382)	(5,811)
聯營公司		(660)	2,521
已終止經營業務之除稅前溢利		113,116	134,414
稅項:			
有關已終止經營業務之除稅前虧損	6	(44,540)	(25,296)
有關出售構成已終止經營業務之附屬公司權益之收益		–	–
		(44,540)	(25,296)
來自已終止經營業務之期間溢利		68,576	109,118

6. 稅項

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元
本期間－中國						
香港	150	663	–	–	150	663
中國大陸	89,334	91,524	42,652	18,858	131,986	110,382
本期間－海外	–	1,119	–	–	–	1,119
遞延稅項	516	5,295	1,888	6,438	2,404	11,733
	90,000	98,601	44,540	25,296	134,540	123,897

香港利得稅就期內在香港賺得之估計應課稅溢利按17.5%（二零零五年：17.5%）稅率撥備。其他地區應課稅溢利之稅項乃根據本集團經營業務所在之國家之現行稅率，按照現有法例、詮釋及慣例計算。

7. 已終止經營業務

於二零零六年三月三十一日，本公司宣佈，將透過其全資附屬公司北京市京聯發投資管理中心（「京聯發」）及北京控股投資管理有限公司（「北控管理公司」）與北京控股集團有限公司（「北控集團」）訂立股份轉讓協議，有條件出售彼等於王府井（其上市股份於上海證券交易所買賣）合共50.13%股權（「出售交易」），總代價為人民幣1,000,000,000元（約970,873,786港元）。

隨後，於二零零六年六月一日，京聯發、北控管理公司、北控集團與北控集團之間接全資附屬公司北京北控商業投資有限責任公司（「北控商業公司」）訂立補充協議，據此，北控商業公司於有關出售交易中取代北控集團成為買方。

出售交易已於二零零六年六月二十九日舉行之股東特別大會上獲本公司股東批准，且其仍須待中國若干政府機關審批後，方告完成。

4. 經營業務溢利

經營業務溢利經扣除下列各項後釐定：

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元
折舊	290,126	227,808	39,950	38,842	330,076	266,650
無形資產攤銷	53,672	52,367	525	–	54,197	52,367

5. 財務費用

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元
可換股債券之利息	1,270	3,525	–	–	1,270	3,525
銀行貸款及須於五年內悉數償還之其他貸款之利息	59,306	57,428	10,220	15,709	69,526	73,137
其他貸款之利息	1,584	303	630	–	2,214	303
	62,160	61,256	10,850	15,709	73,010	76,965

3. 其他收入及收益淨額

	持續經營業務 截至六月三十日止六個月		已終止經營業務 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元
其他收入						
投資收入	2,106	225	–	–	2,106	225
企業所得税及增值税退回	9,943	2,934	–	–	9,943	2,934
租金收入	112	254	21,033	22,237	21,145	22,491
其他	41,489	34,852	42,358	17,791	83,847	52,643
	53,650	38,265	63,391	40,028	117,041	78,293
收益淨額						
出售附屬公司權益所得收益	–	–	–	103,293	–	103,293
部份出售附屬公司權益所得收益	39,850	–	–	–	39,850	–
其他	1,660	339	14,691	–	16,351	339
	41,510	339	14,691	103,293	56,201	103,632
	95,160	38,604	78,082	143,321	173,242	181,925

2. 分類資料(續)

(ii) 來自已終止經營業務

	零售業務 截至六月三十日 止六個月		其他業務 截至六月三十日 止六個月		合計 截至六月三十日 止六個月	
	二零零六年 未經審核 千港元	二零零五年 未經審核 千港元	二零零六年 未經審核 千港元	二零零五年 未經審核 千港元	二零零六年 未經審核 千港元	二零零五年 未經審核 千港元
分類收入:						
銷售予外界客戶	2,769,178	2,176,080	175,047	113,168	2,944,225	2,289,248
分類業務之間的銷售	–	–	–	–	–	–
其他收入及收益淨額	59,798	35,296	3,593	3,881	63,391	39,177
合計	2,828,976	2,211,376	178,640	117,049	3,007,616	2,328,425
分類業績	178,812	75,907	(70,324)	(33,230)	108,488	42,677
利息收入					6,829	6,592
未經分配之收入及收益淨額					14,691	104,144
未經分配之開支					–	–
經營業務溢利					130,008	153,413
財務費用					(10,850)	(15,709)
佔下列公司盈虧:						
共同控制公司					(5,382)	(5,811)
聯營公司					(660)	2,521
稅前溢利					113,116	134,414
稅項					(44,540)	(25,296)
期間溢利					68,576	109,118

2. 分類資料(續)

(i) 來自持續經營業務(續)

截至二零零五年六月三十日止六個月

	啤酒業務 未經審核 千港元	高速及收費 公路業務 未經審核 千港元	自來水 處理業務 未經審核 千港元	電訊及 資訊科技 相關服務 及產品業務 未經審核 千港元	企業及 其他業務 未經審核 千港元	對銷 未經審核 千港元	綜合 未經審核 千港元
分類收入							
銷售予外界客戶	2,146,327	217,913	238,182	66,884	184,856	-	2.854,162
分類業務之間的銷售	-	-	-	-	451	(451)	-
其他收入及收益淨額	32,332	753	-	2,954	2,837	-	38,876
合計	2,178,659	218,666	238,182	69,838	188,144	(451)	2,893,038
分類業績	233,331	144,071	78,359	(1,730)	(26,016)		428,015
利息收入							24,065
未經分配之收入及收益淨額							14,226
未經分配之開支							(11,102)
經營業務溢利							455,204
財務費用							(61,256)
佔下列公司盈虧:							
共同控制公司							(524)
聯營公司							11,835
稅前溢利							405,259
稅項							(98,601)
期間溢利							306,658

1. 編製基準

此截至二零零六年六月三十日止六個月之未經審核簡明中期綜合財務報表乃根據香港會計準則（「HKAS」）第34號「中期財務報告」編製。編製此中期財務報表所使用之會計政策及編製基準與編製截至二零零五年十二月三十一日止年度之年度財務報表所使用的一致。

2. 分類資料

本集團之經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。下表載列本集團按業務分類之收益及業績：

(i) 來自持續經營業務

截至二零零六年六月三十日止六個月

	啤酒業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元	自來水處理業務 未經審核 千港元	電訊及資訊科技相關服務及產品業務 未經審核 千港元	企業及其他業務 未經審核 千港元	對銷 未經審核 千港元	綜合 未經審核 千港元
分類收入							
銷售予外界客戶	2,676,009	250,978	248,208	43,491	196,828	-	3,415,514
分類業務之間的銷售	-	-	-	-	226	(226)	-
其他收入及收益淨額	42,752	765	1,243	7,789	5,379	-	57,928
合計	2,718,761	251,743	249,451	51,280	202,433	(226)	3,473,442
分類業績	252,005	159,742	83,159	(16,661)	(37,571)		440,674
利息收入							32,928
未經分配之收入及收益淨額							176,595
未經分配之開支							(463,242)
經營業務溢利							186,955
財務費用							(62,160)
佔下列公司盈虧：							
共同控制公司							(922)
聯營公司							8,039
稅前溢利							131,912
稅項							(90,000)
期間溢利							41,912

簡明綜合現金流量表

截至二零零六年六月三十日止六個月

	截至六月三十日止六個月	
	二零零六年	二零零五年
	未經審核	未經審核
	千港元	千港元
經營業務之現金流入淨額	1,243,143	537,319
投資活動之現金流入／(流出)淨額	(446,278)	52,521
融資活動之現金流出淨額	(955,235)	(739,995)
現金及現金等價物減少	(158,370)	(150,155)
期初之現金及現金等價物	3,417,574	3,507,843
期終之現金及現金等價物	3,259,204	3,357,688
現金及現金等價物結餘之分析		
現金及銀行結餘	2,385,080	2,620,124
於收購時三個月以內到期之無抵押定期存款	40,118	749,813
減：銀行透支	(12,690)	(12,249)
	2,412,508	3,357,688
一項出售組別應佔現金及現金等價物	846,696	–
	3,259,204	3,357,688

簡明綜合股東權益變動表

截至二零零六年六月三十日止六個月

	本公司股東應佔										
	已發行股本 未經審核 千港元	股份溢價賬 未經審核 千港元	資本儲備 未經審核 千港元	物業重估儲備 未經審核 千港元	匯兌波動儲備 未經審核 千港元	中國儲備金 未經審核 千港元	保留溢利 未經審核 千港元	建議派發股息 未經審核 千港元	總額 未經審核 千港元	少數股東權益 未經審核 千港元	總權益 未經審核 千港元
於二零零六年一月一日	62,250	4,839,497	(84,734)	12,332	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
在權益直接確認之期間收入											
－匯兌調整	-	-	-	-	(9)	-	-	-	(9)	(23)	(32)
本期間溢利	-	-	-	-	-	-	13,988	-	13,988	96,500	110,488
期間確認收入及支出總額	-	-	-	-	(9)	-	13,988	-	13,979	96,477	110,456
少數股東權益之資本出資	-	-	-	-	-	-	-	-	-	548,191	548,191
視作出售附屬公司權益	-	-	(27,673)	-	-	(71,142)	98,815	-	-	246,849	246,849
部份出售附屬公司權益	-	-	(27)	-	(1,771)	(4,089)	5,887	-	-	13,848	13,848
二零零六年中期股息	-	-	-	-	-	-	(62,250)	62,250	-	-	-
宣派二零零五年末期股息	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
派付少數股東之股息	-	-	-	-	-	-	-	-	-	(164,080)	(164,080)
轉撥往儲備	-	-	386	-	-	51,378	(51,764)	-	-	-	-
於二零零六年六月三十日	62,250	4,839,497*	(112,048)*	12,332*	162,105*	688,404*	2,617,630*	62,250	8,332,420	4,805,337	13,137,757
於二零零五年一月一日	62,250	4,839,497	(210,685)	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
在權益直接確認之期間收入											
－匯兌調整	-	-	-	-	161	-	-	-	161	307	468
本期間溢利	-	-	-	-	-	-	326,888	-	326,888	88,888	415,776
期間確認收入及支出總額	-	-	-	-	161	-	326,888	-	327,049	89,195	416,244
視作出售一間附屬公司權益	-	-	-	-	-	-	-	-	-	(13,979)	(13,979)
收購少數股東權益	-	-	-	-	-	-	-	-	-	(4,618)	(4,618)
少數股東權益之資本出資	-	-	-	-	-	-	-	-	-	43,902	43,902
收購附屬公司權益	-	-	-	-	-	-	-	-	-	431,720	431,720
出售附屬公司權益	-	-	(136,328)	-	(3,692)	(19,758)	156,086	-	(3,692)	(357,208)	(360,900)
出售一間附屬公司權益時解除之商譽	-	-	58,914	-	-	-	(58,914)	-	-	-	-
宣派二零零四年末期股息	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零五年中期股息	-	-	-	-	-	-	(62,250)	62,250	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	(75,521)	(75,521)
轉撥往儲備	-	-	16,109	-	-	55,195	(71,304)	-	-	-	-
於二零零五年六月三十日	62,250	4,839,497	(271,990)	-	28,756	656,038	2,703,154	62,250	8,079,955	3,833,590	11,913,545

* 此等儲備合共組成為簡明綜合資產負債表中之綜合儲備8,207,920,000港元（二零零五年：8,256,191,000港元）。

簡明綜合資產負債表

二零零六年六月三十日

	附註	二零零六年 六月三十日 未經審核 千港元	二零零五年 十二月三十一日 經審核 千港元
權益及負債:			
本公司股東應佔權益:			
已發行股本	12	62,250	62,250
儲備		8,207,920	8,256,191
建議派發股息		62,250	124,500
		8,332,420	8,442,941
少數股東權益		4,805,337	4,064,052
總權益		13,137,757	12,506,993
非流動負債:			
銀行及其他借貸		419,625	373,311
可換股債券		838	548,785
其他長期負債		13,782	32,682
遞延稅項負債		28,503	168,527
總非流動負債		462,748	1,123,305
流動負債:			
應付貿易賬項及應付票據	13	514,660	1,165,555
應付合約客戶款項		66,850	48,580
其他應付款項及應計負債		1,610,847	1,839,417
應繳稅項		470,230	395,132
銀行及其他借貸		1,454,695	2,505,132
		4,117,282	5,953,816
與一項出售組別資產及列為與持作出售的非流動資產有直接關聯之負債	11	1,671,918	46,154
總流動負債		5,789,200	5,999,970
總負債		6,251,948	7,123,275
總權益及負債		19,389,705	19,630,268

簡明綜合資產負債表

二零零六年六月三十日

	附註	二零零六年 六月三十日 未經審核 千港元	二零零五年 十二月三十一日 經審核 千港元
資產			
非流動資產:			
物業、廠房及設備		7,170,527	8,037,017
投資物業		301,150	446,820
預付土地租金		257,345	377,320
商譽		196,631	275,777
其他無形資產		1,458,838	1,517,866
共同控制公司權益		33,162	182,918
聯營公司權益		221,368	248,849
應收長期貿易款項	10	11,704	33,202
其他應收款項		303,448	313,782
已抵押銀行結餘		30,082	34,684
可供出售之財務資產		460,980	510,037
遞延税項資產		15,201	67,772
總非流動資產		10,460,436	12,046,044
流動資產:			
預付土地租金		6,696	12,684
發展中物業		–	322,301
持作出售之物業		–	39,406
存貨		1,457,680	1,574,923
應收合約客戶款項		14,844	25,238
應收貿易賬項及應收票據	10	630,515	928,709
其他應收款項		958,249	1,092,481
持作買賣投資		68,571	45,551
已抵押銀行結餘		17,707	15,557
現金及現金等價物		2,412,508	3,508,055
		5,566,770	7,564,905
一項出售組別之資產及列為持作出售之非流動資產	11	3,362,499	19,319
總流動資產		8,929,269	7,584,224
總資產		19,389,705	19,630,268

簡明綜合利潤表

截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零六年 未經審核 千港元	二零零五年 未經審核 千港元
應佔：			
本公司股東：			
持續經營業務		(8,242)	221,299
已終止經營業務		22,230	105,589
		13,988	326,888
少數股東權益		96,500	88,888
		110,488	415,776
股息			
中期	8	62,250	62,250
本公司股東應佔每股盈利／(虧損)	9		
基本期間溢利		0.02港元	0.53港元
基本持續經營業務溢利／(虧損)		(0.01)港元	0.36港元
攤薄期間溢利		0.02港元	0.52港元
攤薄持續經營業務溢利／(虧損)		(0.01)港元	0.35港元

簡明綜合利潤表

截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月	
		二零零六年	二零零五年
		未經審核	未經審核
		千港元	千港元
持續經營業務:			
營業額	2	3,415,514	2,854,162
銷售成本		(2,225,507)	(1,851,086)
毛利		1,190,007	1,003,076
利息收入		32,928	24,065
視作出售一間附屬公司權益之收益		139,363	14,498
其他收入及收益淨額	3	95,160	38,604
銷售及分銷成本		(393,335)	(295,907)
行政費用		(398,322)	(306,554)
一間附屬公司股權分置改革時之攤薄虧損		(429,877)	–
其他經營費用淨額		(48,969)	(22,578)
經營業務溢利	4	186,955	455,204
財務費用	5	(62,160)	(61,256)
佔下列公司盈虧:			
共同控制公司		(922)	(524)
聯營公司		8,039	11,835
稅前溢利		131,912	405,259
稅項	6	(90,000)	(98,601)
來自持續經營業務之期間溢利		41,912	306,658
已終止經營業務:			
來自已終止經營業務之期間溢利	7	68,576	109,118
期間溢利		110,488	415,776

中期股息

董事會決議宣派截至二零零六年六月三十日止六個月中期現金股息每股10港仙(二零零五年:10港仙)。預期本公司將於二零零六年十一月九日向於二零零六年十月十三日名列本公司股東名冊之股東派發中期股息。

暫停辦理股份過戶登記手續

本公司將由二零零六年十月十一日(星期三)至二零零六年十月十三日(星期五)(首尾兩天包括在內)暫停辦理股份過戶登記手續。為符合收取中期股息之資格,所有過戶文件連同有關股票及過戶表格,務須於二零零六年十月十日(星期二)下午四時三十分前送達本公司之股份過戶登記處登捷時有限公司辦理股份過戶登記手續,地址為香港皇后大道東28號金鐘匯中心26樓。

前景

經過過去三年的一連串出售資產後，本集團已成功精簡其資產組合。現時，本集團的收益主要來自收費公路、自來水特許權及啤酒業務。本集團已轉型為一家有限度多元化的綜合企業，並專注於基建、公用事業及消費品方面。所有核心資產均為本集團帶來穩定盈利及現金流量。

展望將來，本集團將積極尋找位於北京的基建及公用事業方面的進一步投資商機。我們會仔細研究投資新的自來水項目及環繞北京機場一帶的收費公路的可行性。從公用設施開發項目而言，本集團尤其熱衷探討北京管道燃氣項目的投資潛力。

僱員資料

於二零零六年六月三十日，本集團有約34,400名僱員。僱員酬金乃根據彼等之工作表現、專業經驗及現行之行業慣例而釐定。管理層定期對本集團之僱員薪酬政策方案進行審核。除退休金外，本集團還根據對個人之表現評估，給予若干僱員酌情花紅及購股權獎勵。

致謝

本人謹代表董事局全仁，衷心感謝本集團全體員工一直以來的支持、盡忠職守和至誠服務。

承董事會命
主席
衣錫群

香港，二零零六年九月十三日

II. *本集團之財務狀況*

1. *資本及股東權益*

於二零零六年六月三十日,本公司之已發行股份總數為622,500,000股,股東權益減少約111,000,000港元,主要是由於支付二零零五年度末期股息所致。少數股東權益增加約740,000,000港元,主要是由於兌換北京燕京啤酒可換股債券及執行燕京股權分置改革方案所致。

2. *借款*

本集團於二零零六年六月三十日之銀行及其他借款為18.74億港元,其中主要包括中國附屬公司之短期營運資金貸款14.55億港元。銀行貸款約80%乃以人民幣計值,20%以港元及美元計值。

3. *銀行存款*

於二零零六年六月三十日,本集團持有的現金及銀行存款為24.6億港元。現時,本集團處於淨現金狀況,營運資金充足,持有營運資金淨額為14.49億港元,流動速率為1.35。本集團有充足的銀行融資額度以滿足營運資金需要,倘出現重大投資機會,亦有足夠空間擴大負債額度。

4. *分類為持作出售之非流動資產及有關負債*

該等非流動資產為王府井於二零零六年六月三十日之資產及負債。本公司之獨立股東已議決於六月出售於王府井之控股權益,該項交易之完成須待多個中國監管機構審批後方可確定。出售該項資產產生之溢利將於該項交易合法完成後立即入賬。

III. *風險因素*

本集團之主要金融工具包括證券投資、借款、貿易應收賬款、貿易應付賬款、其他應收賬款、其他應付賬款及銀行結餘及現金。管理層採納及應用以下政策對財務風險進行管理及監控:

1. 根據本集團之會計政策作出減值準備,或於發生永久減值時或於有證據顯示現金流之可回收性降低時作出減值准備。

2. 檢討利率之市場趨勢及匯率變動,評估對本集團之經營及財務狀況之潛在財務影響。有需要時透過有效的對沖工具以抵銷重大市場變動。

3. 本集團之現金及銀行存款應存放於信用評級及信譽良好的金融機構。

2. *除稅前溢利*

(a) 毛利率

回顧期間持續經營業務之整體毛利率為34.8%，與去年同期相比仍屬穩定。由於高檔啤酒業務獲得較高增長及若干中低檔產品之價格調升，故燕京之整體產品價格整體上漲。由於收費公路相對有固定之成本架構，故收費公路仍是利潤率最大之業務。

(b) 有關被視作出售一間附屬公司權益之收益及北京燕京股權分置改革之攤薄虧損

有關被視作出售一間附屬公司權益之收益乃由於於二零零六年四月燕京啤酒可轉債持有人兑換絕大部分可換股債券而產生。攤薄虧損乃於本集團根據北京燕京啤酒A股股權分置改革方案之規定以零代價將約7,900萬股北京燕京非流通股轉讓予流通股股東時產生。

(c) 應佔聯營公司業績

應佔聯營公司業績下跌約3,800,000港元，主要由於來自中生北控生物科技股份有限公司(股份代號：8247)、機電院及北大維信生物科技有限公司之溢利貢獻較低所致。

(d) 所得稅稅率

由於北京燕京之2.33億港元非經常性虧損淨額就計稅而言不可予以扣除，故實際所得稅稅率上調至約68%。倘不計及上述非經常性虧損淨額，實際稅率與去年同期相若。

葡萄酒業務

順興葡萄酒的營業額及經營溢利在年度上半年仍然乏善足陳，主要是由於中國市場的激烈競爭所致。

零售及旅遊業務

受到中國暢旺房地產市場及資產增值所帶動，王府井多間百貨門店在本年度上半年均有破記錄的銷售額。營業額增加29.7%到29.17億港元，而本公司應佔溢利增加283%到45,300,000港元。

儘管王府井的業務強力反彈，本集團仍決定作價9.71億港元出售在王府井的50.13%控股權益。該主要交易已於二零零六年六月二十九日獲得本公司之獨立股東批准，現正等待中國有關監管機構審批。由於本公司調整業務發展策略，並且認為王府井的百貨業務乃以市場為主導，需要投入大量的管理資源，未必能夠賺取可觀的回報。出讓王府井的所得款項將主要調配到公用事業的未來投資及發展之用。

龍慶峽是本集團僅剩下的旅遊業務。該業務二零零六上半年的營業額為24,840,000港元，本集團應佔溢利為250,000港元，本集團將尋找良好機會出售龍慶峽，並全面退出該業務。

其他業務

資訊科技在競爭非常激烈的環境下經營，本集團錄得1,006萬港元的應佔營運虧損。本公司將繼續監察非核心資產的表現，並透過重整及出售業務以增加或體現業務的價值。

財務回顧

I. 財務業績分析

1、 營業額

營業額淨額增加23.6%到63.6億港元，主要受北京燕京啤酒及王府井百貨集團之全國性擴充計劃帶動，其中來自持續經營之營業額為34.2億港元，比去年同期上升19.7%。

燕京之地區業務（包括桂林漓泉以及內蒙古之包頭及赤峰）之新增產能驅動了令人鼓舞的產銷量。同時，若干地區業務（包括福建惠泉、浙江仙都及湖南衡陽）正趨於好轉，並已進一步增加本集團啤酒業務之銷量。

雖然來自其他業務之營業額貢獻仍相對較小，惟收費公路業務對本集團有較大之盈利貢獻。

管理層的討論與分析

業務回顧

基建及公用事業

收費公路

機場高速公路繼續因北京首都國際機場(「北京機場」)的航空交通流量增長而受惠,車流量於本年度上半年增長14.5%到24,310,000輛次。營業額增加19%到2.14億港元,而本集團同期的應佔溢利增加14%至約1.19億港元。期內,機場高速已落實於機場高速公路北線的投資,並持有60%控股權。有11.29公里長的北線將會把北京京承高速公路與北京機場新客運大樓的北門連接起來。總投資額約為人民幣14.29億元,而興建項目將於本月底竣工通車。

深圳石觀公路的車流量因鄰近的新公路而被分流,本年度上半年車流量下跌6.2%到4,700,000輛次。營業額下跌3.1%到36,870,000港元而本集團應佔溢利下跌12.5%到8,790,000港元。

自來水特許權

本集團在北京第九號水質淨化特許權業務的應佔溢利增加至7,174萬港元。本集團正積極地尋找在自來水業務的投資機會,並擬增加該業務的溢利貢獻比重。

消費品

啤酒業務

燕京啤酒的區域業務繼續以令人鼓舞的速度增長。由燕京經營的啤酒業務在本年度上半年的整體銷售量增加13.6%到1,670,000噸。營業額有多達24.7%的增幅到26.76億港元,主要由於悉數合併先前的尚未合併公司、產品價格上調及人民幣匯率上升等因素。由於需要攤銷二零零八年北京奧運會的贊助費,使啤酒業務上半年的稅後溢利僅輕微增長。

期內,深圳上市的A股附屬公司北京燕京推行A股股權分置改革。在二零零六年五月完成整個改革後,本集團將北京燕京約79,000,000股的股份轉讓予流通股股東,並產生淨特殊虧損額約2.33億港元,本集團在北京燕京啤酒的實質權益下降到約43.29%。

未經審核中期業績及中期股息

北京控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合中期業績以及截至二零零六年六月三十日之未經審核簡明綜合資產負債表及二零零五年之比較數字。本集團二零零六年上半年之綜合營業額為63.6億港元,比去年同期上升23.6%,其中來自持續經營業務之營業額為34.2億港元,比去年同期上升19.7%。本公司股東應佔溢利為1,399萬港元,較二零零五年上半年減少95.7%。

本公司在北京燕京啤酒股份有限公司(「北京燕京」)股權分置改革方案中應佔一次性損失為3.44億港元,倘若減去因北京燕京股改使投資者大量行使可換債券所產生約1.11億港元北控應佔的特殊收益後,股權分置改革對本公司應佔溢利淨損失約2.33億港元。不計及北京燕京股改所帶來的股東應佔虧損及其他項特殊項目,本公司股東應佔淨溢利增加14%至2.42億港元,主要由首都機場高速公路(「機場高速公路」)及王府井百貨(集團)股份有限公司(「王府井」)的強勁盈利增長帶動。

期內由各業務分類所貢獻的除特殊項目前股東應佔淨溢利如下:

	截至二零零六年六月三十日止六個月 除特殊項目前淨溢利	比例
	千港元	%
基建	127,700	52.7
公用事業	71,740	29.6
消費品	54,600	22.5
零售及其它	(11,860)	(4.8)
	242,180	100

董事會議決宣派截至二零零六年六月三十日止六個月中期現金股息每股10港仙(二零零五年:10港仙)。預期本公司將於二零零六年十一月九日向於二零零六年十月十三日名列本公司股東名冊之股東派發中期股息。

於二零零六年九月十三日



京泰實業（集團）有限公司
大部份為北京市政府所屬的其他機構
72.72%
27.28%
北京企業投資有限公司
52.05%
北京控股有限公司#
股份代號：392
47.95%
公眾投資者
100%
北控制水
100%
北控水務
70%
濰坊北控水務
96%
首都機場高速公路
60%
首都機場北線高速公路
53.08%
深圳石觀公路
80%
燕京啤酒
54.1%
燕京啤酒股份γ
股份代號：000729
燕京惠泉*
股份代號：600573
52.37%
燕京桂林漓泉
75.77%
燕京包頭
81.25%
在中國其他城市的啤酒生產及銷售業務
各異
51%
順興葡萄酒廠
50.13%
王府井百貨*
股份代號：600859
55.81%
北京發展#
股份代號：154
55.05%
衛浪平台π
股份代號：8178
97.99%
北控高科技
24.5%
中生北控生物科技π
股份代號：8247
51%
北控恒有源
各異
新科技計劃
基建及公用事業
消費品
零售及其他

* 在上海證券交易所上市

γ 在深圳證券交易所上市

\# 在香港聯合交易所有限公司（「香港聯交所」）主板上市

π 在香港聯交所創業板上市

專業顧問：

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

美國法律：
蘇利文·克倫威爾美國法律事務所

主要往來銀行：

香港：
中國銀行(香港)有限公司
交通銀行，香港分行
東方匯理銀行，香港分行
荷蘭合作銀行，香港分行

中國大陸：
中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

美國預託票據存託銀行：
The Bank of New York

一般資料：

註冊辦事處

香港灣仔
港灣道18號
中環廣場43樓4301室
電話：(852) 2915 2898
傳真：(852) 2857 5084

網站

http://www.behl.com.hk

股份代號

392

公司秘書

譚振輝先生 *CPA CFA*

股份過戶登記處

登捷時有限公司
香港
皇后大道東28號
金鐘匯中心26樓

董事：

執行董事

衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
劉　凱先生*（副總裁）*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*（副總裁）*
趙長山先生
雷振剛先生

獨立非執行董事

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
股份代號：392

2006 中期報告

